UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-FR

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to ________

OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report __________

Pediment Exploration Ltd.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

905 West Pender Street, #300, Vancouver, British Columbia, Canada V6C 1L6
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 23,609,052

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.
Yes [ ] No [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. (Check one):
Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 [X] Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

Index to Exhibits on Page 95

PEDIMENT EXPLORATION LTD.

FORM 20-FR REGISTRATION STATEMENT
TABLE OF CONTENTS

INTRODUCTION

Pediment Exploration Ltd. is organized under the laws of British Columbia, Canada. In this Registration Statement, the "Company", "Pediment", "we", "our" and "us" refer to Pediment Exploration Ltd. and its subsidiary (unless the context otherwise requires). We refer you to the actual corporate documents for more complete information than may be contained in this Registration Statement. Our principal corporate offices are located at 905 West Pender Street, #300, Vancouver, British Columbia, Canada V6C 1L6. Our telephone number is 604-682-4418.

We file reports and other information with the Securities and Exchange Commission located at 100 F Street NE, Washington, D.C. 20549; you may obtain copies of our filings with the SEC by accessing their website located at www.sec.gov. Further, we also files reports under Canadian regulatory requirements on SEDAR; you may access our reports filed on SEDAR by accessing their website at www.sedar.com.

BUSINESS OF PEDIMENT EXPLORAION LTD.

Pediment Exploration Ltd. (the "Company") is a mineral exploration company. Its main focus is on exploring seven gold/silver/copper projects in Mexico: Daniel; Texson; Manuel & Mel; Caborca; Valenzuela Silver; Cochis Gold; and Baja California Sur.

Effective 9/29/2005, the Company completed the acquisition of Compania Minera Pitalla, S.A. de C.V. ("Pitalla"), a private Mexican company that owned the aforementioned property interests. Compensation was the issuance of 5,399,998 common shares and the agreement to issue an additional 2,500,000 common shares upon the achievement of certain performance standards related to the property interests.

Concurrent with the acquisition of Pitalla, the Company completed a 4,400,000 unit private placement of common shares and warrants, raising gross proceeds of $1.98 million. Also, $409,500 of convertible debentures were converted into 1,365,000 units of common shares and warrants; and 350,000 common shares were issued for $157,500 in debt obligations.

FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars ("CDN$" or "$"). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Registration Statement on Form 20-FR contains forward-looking statements. Forward-looking statements may be identified by the use of words like "plans", "expects", "aims", "believes", "projects", "anticipates", "intends", "estimates", "will", "should", "could" and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. Forward-looking statements are based on management's current expectations and assumptions, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially from these expectations/assumptions due to changes in global political, economic, business, competitive, market, regulatory and other factors. We undertake no obligation to publicly update or review any forward-looking information, whether as a result of new information, future developments or otherwise.

These factors include, but are not limited to, the fact that the Company is in the exploration stage, will need additional financing to develop its properties and will be subject to certain risks since its prospects are located in Mexico, which factors are set forth in more detail in the sections entitled "Risk Factors" in Item #3D, "Business Overview" in ITEM #4B, and "Operating and Financial Review and Prospects" at ITEM #5.

Adit: A horizontal or nearly horizontal tunnel made for exploration or mining.

Alteration zones: portions of bedrock where the mineralogic composition of the rock has been changed by physical or chemical means, especially by the actions of hydrothermal solutions.

Andesite: A dark-colored, fine-grained volcanic rock.

Anomalies: deviations from uniformity or regularity in geophysical or geochemical quantities.

Anomalous values: results of geophysical or geochemical testing which deviate from the expected or calculated value.

Archean: rocks formed during the earliest part of Precambrian time, prior to 2,500 million years before present.

Arenaceous: Rocks with a high sand component in their make up.

Au: Gold

Base metal: any of the more common and more chemically active metals, e.g. lead, copper and zinc.

Bedrock conductors: portions of consolidated earth material which offers a low resistance to the passage of an electric current.

Breccia: Rock composed of sharp-angled fragments embedded in a fine-grained matrix.

Channel Sample: A sample taken continuously over a specified distance.

Chromium: A metal used for corrosion-resistant steels and whose compounds have many beautiful colors.

Cross-cut: a mining tunnel driven perpendicular to the dominant trend of a vein or ore bearing structure.

Cut-off grade: the lowest grade of mineralized material considered economic to mine and process; used in the calculation of reserves.

Deposit: A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing reserves of ore, unless final legal, technical, and economic factors are resolved.

Diabase: A dark-colored very fine grained and hard intrusive rock.

Diamond drill holes: a drilling method whereby rock is drilled with a diamond impregnated, hollow drilling bit which produces a continuous, in-situ record of the rock mass intersected in the form of solid cylinders of rock which are referred to as core.

Differentiated: A natural process during cooling of rocks where by one type of rock can solidify first followed by another kind.

Drive: a mining tunnel driven parallel to the dominant trend of a vein or ore bearing structure.

Dyke: An igneous mass injected into a fissure in rock.

Electromagnetic: of, produced by or having to do with magnetic fields associated with currents artificially or naturally maintained in the sub-surface of the earth.

Epiclastic: Sediments consisting of weathered products of older rock.

Feasibility study: a definitive engineering estimate of all costs, revenues, equipment requirements, and production levels likely to be achieved if a mine is developed. The study is used to define the economic viability of a project and to support the search for project financing.

Felsic: an igneous rock made up of light colored minerals; composed primarily of feldspar and silica.

Float: Rock this is not outcrop and has been transported some distance from its source

g/t; g Au/t: Grams per metric tonne; grams gold per metric tonne.

-genic: meaning suitable to or pertaining to, e.g. syngenetic, meaning a ore deposit formed contemporaneously with the enclosing rocks

Geochemistry: The measurement of trace elements in naturally occurring rocks, soils and stream sediments as a means of detecting mineralization.

Geochemical sampling: a mineral exploration method whereby samples of soil, stream sediments, rocks, etal. are collected in a systematic way and analyzed for a suite of elements.

Geophysical: relating to the physical properties, e.g. magnetic, seismic,et.al. of the earth and rock materials.

Gold or Au: A gold metallic element that is ductile and very malleable. This precious metal has industrial applications a well as being monetary value and used in jewelry.

Gossan: Brown to orange to red colored rocks and soil, where the color is due to weathering sulphides.

Grade: the amount of valuable mineral in each tonne of ore, expressed as ounces per ton or grams per tonne for precious metal and as a percentage by weight for other metals.

Grab Sample: Sample of selected rock or saprolite collected at random from within a restricted area of interest.

Grid: a systematic array of points or lines; e.g. a rectangular pattern of pits, boreholes or data collection locations used in mineral exploration.

Ground magnetic survey: a mineral exploration method involving the use of hand held magnetometer instruments which measure the intensity of the earth's magnetic field. The survey usually takes the form of a regular pattern of parallel lines designed to cover the survey area with the objective of identifying magnetic anomalies, which may be indicative of hidden mineralization.

Hanging wall: the overlying side of a fault, ore body, or mine working, in particular the wall rock above a fault or inclined vein.

Heap leach: a relatively inexpensive processing method based on hydrometallurgical technology, whereby crushed rock is placed on an impermeable liner and is sprayed with a cyanide solution. The resulting gold bearing liquid is collected and the gold is recovered employing conventional technologies culminating in smelting and doré production.

Hectare: A unit of area in the metric system equal to 100 acres, or 10,000 square meters, and the equivalent of 2.471 acres in British Imperial and U.S. Customary measure.

Heterolithic: Composed of fragments of several different rock types.

Host rock: a volume of rock within which the ore body occurs.

Hydrogeological studies: studies concerning the occurrence, movement and condition of ground water.

Hydrothermal solutions: heated water, with or without demonstrable association with igneous processes.

In-situ-resource: a tonnage of mineralized rock of intrinsic economic interest, the grades and limits of which are known with a specified degree of knowledge, expressed in terms of the material as it exists in the ground prior to mining.

IP (induced polarization): a geophysical technique for detecting buried disseminated sulphides through the application to the ground of electrical currents.

IP survey: systematic completion of IP on a grid over the area of interest.

Intrusive: Rock mass formed below the earth's surface from magma, which has intruded into a pre-existing rock mass.

Komatiite: A volcanic rock with s distinctive texture.

Lead or Pb: A soft, bluish metal that is ductile, heavy and acid resistant.

Limestone: A rock composed principally of calcium carbonate, used as an essential ingredient in making cement.

Lineament: a linear feature in the earth's crust generally coincident with a geological fault.

Lithogeochemical: relating to the trace element and major oxide chemistry of rocks to define alteration systems associated with mineralization.

Lithological contact: a boundary between two different rock types.

Lode - a tabular or vein-like deposit of valuable minerals between well defined walls of rock.

Mafic: an igneous rock composed chiefly of one or more ferromagnesian (containing iron and magnesium), dark colored minerals.

Mafic-ultramafic: A dark colored intrusive rock.

Magnetic: having the property of attracting iron or steel, like a magnet.

Metamorphosed: a term used to describe a rock mass which has been subjected to metamorphism. Metamorphism is a geological process where the original mineral composition of a rock is changed or metamorphosed in response to local or regional scale changes in temperature, pressure and the action of chemically active fluids.

Metamorphism: A natural process of heat and compression that changes rocks.

Metagabbro: A gabbro that has been metamorphosed.

Metapyroxenite: A pyroxenite that has been metamorphosed.

Metasediments: sedimentary rocks, which are rocks formed out of the consolidation of sediment settled out of water, ice or air, which have been metamorphosed.

Mineralization: the process by which a mineral or minerals, usually metals, are introduced into a rock, resulting in an economically valuable or potentially valuable deposit. Also refers to mineral-bearing rock that has been identified by widely spaced drilling.

Mineralized material: a mineralized volume of rock which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals to warrant further exploration. Such a deposit does not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility.

Net Smelter Return: A royalty payment made by a producer of metals based on gross mineral production from the property, less deductions of certain limited costs including smelter, refining, transportation and insurance costs.

Nickel or Ni: A white metallic metal, very malleable and ductile, largely used in alloys because of its corrosion resisting property.

NSR: Net smelter return.

Ore: rock that contains one or more minerals or metals, at least one of which has commercial value and which can be recovered at a profit.

Ore body: a continuous volume of mineralized material which may be economic and feasible to mine.

Outcrop: Bedrock that is exposed at surface, and is not covered by soil or other material.

Overburden: barren rock material, usually unconsolidated, overlying a mineral deposit and which must be removed prior to mining.

Palladium or Pd: A silver-white metallic chemical element. The metal and its alloys is used in electrical contacts, precision instruments and jewelry and as a catalyst in the chemical industry particularly for automobile exhaust systems to help control pollution.

Phanerozoic: that part of geologic time for which, in the corresponding rocks, the evidence of life is abundant; geologic time from 570 million years ago to the present.

Phanerozoic Basin: a general term for a depressed, Phanerozoic aged sediment filled area.

Placer mining: the extraction of gold from loosely consolidated material, often a riverbed.

Platinum or Pt: A silver-white metallic chemical element. It has a high melting point and is resistant to chemical attack. The pure metal and its alloys are used in jewelry, electrical contacts, in laboratories as an acid resistant material and as an important catalyst.

Plutonic rocks: a rock formed at considerable depth below the earth's surface by crystallization of magma.

PGM: Platinum group metals, which includes platinum, palladium, ruthenium, osmium, rhodium and iridium.

ppb: Parts per billion.

ppm: Parts per million.

Proterozoic: Rocks formed between 1 and 2.2 billion years ago; the second oldest geological period after Archaean.

Pyrite: A gold colored rock composed of iron and sulphur.

Pyroclastic: Material ejected into the air from a volcanic vent.

Pyroxenite: A dark rock composed of the mineral pyroxene.

Quartz or qtz: A very common hard rock forming mineral, generally clear to white but can be a variety of colors.

Raking: angle between a linear feature and the horizontal measured in the plane that contains the two.

Reserve: that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

Reverse circulation drilling: a type of rotary drilling that uses a double-walled drill pipe. Compressed air, water or other drilling medium is forced down the space between the two pipes to the drill bit and the drilled chips are flushed back up to the surface through the center tube of the drill pipe.

Reverse circulation holes: a drilling method employing dual walled drill rods fitted with either a hammer or rotary drilling bit. The pressurized drilling fluid (air or water) travels down the outer annulus and the return fluid travels up the center of the drill rod carrying the sample of rock chips and dust-sized particles to the surface.

Saprolite: Rock that has weathered to clay, but is in place and has not been moved by erosion or other forces.

Schist: a metamorphic rock characterized by a well-developed parallel orientation of more than 50% of the minerals present.

Scree: Boulders and related debris which has fallen or slid down a steep embankment, hill or cliff.

Sediments: Rocks, which are composed of various proportions of clay, silt, sand, gravel and pebbles.

Sedimentary: formed by the deposition of solid fragmented material that originates from weathering of rocks and is transported from a source to a site of deposition.

Shearing: the resulting action from stresses that cause or tend to cause contiguous parts of a body to slide relatively to each other in a direction parallel to their plane of contact.

Shear zones: linear areas of weakness along which a failure occurred whereby the portion of mass on one side of the area slides past the portion on the opposite side and which often form conduits for mineralizing fluids.

Silver or Ag: A white metallic element that is ductile, malleable and capable of high polish. This precious metal has major industrial applications in photography, x-ray films, electronics and electrical contacts, batteries, brazing alloys, catalysts, mirrors, jewelry and sterling ware.

Stock: An intrusive body that is very approximately circular and generally less than 100m to 200m across.

Stockwork: a mineral deposit in the form of a branching or interlocking network of veinlets.

Stockwork of quartz veins: a crosscutting network of fractures filled with quartz.

Strata: A section of a formation that consist throughout of essentially the same kind of rock.

Stratigraphy: the arrangement of rock strata, especially as to geographic position and chronologic order of sequence.

Strike: geological measurement of the direction of a horizontal line on the surface of the bed.

Stripping ratio: ratio of waste to ore.

Sulphides: A rock whose dominant component is the element sulphur.

Supracrustal rocks: rocks that overlie the basement. Basement is defined as a complex of undifferentiated rocks that underlies the oldest identifiable rocks in the area.

Tectonic: pertaining to the forces involved in, or the resulting structures or features of the large scale architecture of the upper part of the Earth's crust.

Tectonized: a rock mass that has been severally modified by folding and/or faulting.

Tertiary: that portion of the geologic sedimentary section younger than the Cretaceous and older than the Quaternary ranging in age from approximately 55 million to 2 million years old.

Ton: Short ton (2,000 pounds).

Tonne: Metric tonne (1,000 kilograms).

Tuff: A rock formed by volcanic fragments generally less than 4 mm.

Vein: sheet-like body of minerals formed by fracture filling or replacement of the host rock.

VLF (very low frequency): a geophysical technique which utilizes the magnetic components of the electromagnetic field generated by long distance radio transmitters to delineate geological structures.

VHMS (volcanogenic massive sulphide) deposits: deposits of base and precious metals were formed as layers at the bottom of bodies of water from sulfur-rich material erupted during volcanic activity

Volcanic: pertaining to the activities, structures or rock types of a volcano.

Winze: a vertical shaft in a mine sunk or excavated from top to bottom.

Zinc or Zn: A bluish-white metallic element resistant to atmospheric corrosion.

CONVERSION TABLE

The following table sets forth certain standard conversions from Standard Imperial units to the International System of Units (or metric units).

To Convert From	To	Multiply By
Feet	Meters	0.305
Meters	Feet	3.281
Miles	Kilometers	1.609
Kilometers	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471
Grams	Ounces (troy)	0.032
Ounces (troy)	Grams	31.103
Tonnes	Short tons	1.102
Short tons	Tonnes	0.907
Grams per tonne	Ounces (troy)	0.029
Ounces (troy) per tonne	Grams per tonne	34.438

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1. Directors
Table No. 1 lists the Directors of the Company.

Table No. 1
Directors
January 31, 2007

Name	Age	Date First Elected or Appointed
Bradley T. Aelicks (1)(2)	46	July 1987
André D. Audet (1)(3)	45	February 2005
Ewan S. Downie (4)	40	February 2005
Gary Freeman (1)(2)	49	March 2005
Michael Halvorson (5)	61	March 2006
Melvin Herdrick (6)	64	November 2005
Stewart L. Lockwood (7)	49	March 1995

(1)   Member of Audit Committee.
(2)   Resident/Citizen of British Columbia, Canada
      Business Address: c/o B&D Capital Partners
                          409 Granville Street, #951
                          Vancouver, British Columbia, Canada V6C 1T2
(3)   Resident/Citizen of Ontario, Canada
      Business Address: c/o Everton Resources Inc.
                          290 Picton Street, #201
                          Vancouver, BC K1Z 8P8
(4)   Resident/Citizen of Ontario, Canada
      Business Address: c/o Wolfden Resources Inc.
                          309 South Court Street
                          Thunder Bay, Ontario P7B 2Y1
(5)   Resident/Citizen of Alberta, Canada.
      Business Address: c/o Halcorp Canada Ltd.
                          7928 Rowland Road
                          Edmonton, Alberta, Canada T8A 3W1
(6)   Resident of Mexico/Citizen of United States
      Business Address: Compania Minera Pitalla S.A. de C.V.
                          Boulevard Progresso y Solidaridad 628, Local 12
                          Hermosillo, Senora, Mexico, C.P 83117
(7)   Resident/Citizen of British Columbia, Canada
      Business Address: 999 West Hastings, #1040
                          Vancouver, British Columbia, Canada V6C 2W2

1.A.2. Senior Management

Table No. 2 lists the names of the Senior Management of the Company. The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2
Senior Management
February 22, 2007

Name	Position	Age	Date of First Appointment
Gary Freeman (1)	President/CEO	49	July 2005
Melvin Herdrick (2)	VP Exploration	64	September 2005
Stewart L. Lockwood (1)	Corporate Secretary	49	March 1995

(1)   Business addresses: c/o Pediment Exploration Ltd.
                          905 West Pender Street, #300
                          Vancouver, British Columbia, Canada V6C 1L6
(2)   Business Address: c/o Compania Minera Pitalla S.A. de C.V.
                          Boulevard Progresso y Solidaridad 628, Local 12
                          Hermosillo, Senora, Mexico, C.P 83117

Gary Freeman's business functions, as President/Chief Executive Officer, include supervision of the Company's corporate affairs, responsibility for acquisitions, strategic planning, business development, promotional activities and reporting to the Board of Directors.

Melvin Herdrick's business functions, as VP Exploration, include responsibility for evaluation and acquisition of the Company's mineral properties; planning and implementation of all exploration programs, including drilling; recruitment of technical contractors and personnel.

Stewart Lockwood's business functions, as Corporate Secretary, include assisting the President/COO and Chief Executive Officer and insuring the maintenance of corporate records and recording minutes of meetings. Mr. Lockwood is a partner of the Company's legal advisors, Vector Corporate Finance Lawyers.

1.B. Advisors

The Company's transfer agent and registrar for its common shares are:
  Pacific Corporate Trust Company
  625 Howe Street, 10th Floor
  Vancouver, British Columbia, Canada V6C 3B8

The Company's legal advisors are:
  Vector Corporate Finance Lawyers
  999 West Hastings Street, Suite 1040
  Vancouver, British Columbia, Canada V6C 2W2

1.C. Auditors

The Company's auditors are:
  Smythe Ratcliffe LLP, Chartered Accountants
  355 Burrard Street Seventh Floor
  Vancouver, British Columbia, Canada V6C 2G8.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.
             --- No Disclosure Necessary ---

ITEM 3. KEY INFORMATION.

3.A.1. Selected Financial Data
3.A.2. Selected Financial Data

The selected financial data of the Company for Fiscal 2006/2005 ended September 30th was derived from the financial statements of the Company that have been audited by Smythe Ratcliffe LLP, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Registration Statement. The selected financial data of the Company for Fiscal 2004 September 30th was derived from the financial statements of the Company that have been audited by G. Ross MacDonald, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Registration Statement. The selected financial data of the Company for Fiscal 2003/2002 was derived from audited financial statements of the Company, not included herein.

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements are the responsibility of the Company's management. The auditor's responsibility is to express an opinion on the financial statements based on their audit.

The auditor's conducted their audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that the auditor plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. The auditor's report states that they believe that their audits provided a reasonable basis for their opinion.

The selected financial data as at and for the three-month periods ended 12/31/2006 and 12/31/2005 have been derived from the un-audited financial statements of the Company, included herein and, in the opinion of management include all adjustments (consisting solely of normally recurring adjustments) necessary to present fairly the information set forth therein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 3 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). All material numerical differences between Canadian GAAP and United States GAAP (US GAAP), as applicable to the Company, are described in footnotes to the financial statements.

All per-share figures and number of shares are adjusted for the one-for-fifteen stock consolidation effective 9/21/2004.

Table No. 3
Selected Financial Data
(CDN$ in 000, except per share data)

			Audited				
	Three Months Ended		Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	12/31/2006	12/31/2005	9/30/2006	9/30/2005	9/30/2004	9/30/2003	9/30/2002
Canadian GAAP							
Sales Revenue	$0	$0	$0	$0	$0	$0	$0
Operating Loss	($251)	($166)	($1641)	($1164)	($112)	($278)	($826)
Loss for the Period	($251)	($166)	($1587)	($1135)	$8	($284)	($876)
Basic (Loss) per Share	($0.01)	($0.01)	($0.08)	($0.27)	$0.00	($0.01)	($0.02)
Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Wtg. Avg. Shares (000)	23619	16366	20382	4101	3150	3150	2568
Period-end Shares O/S (000)	23909		23609	16300	3150	3150	3150
Working Capital	$3987		$4663	$308	($401)	($414)	($318)
Mineral Interests	$1557		1029	411	0	0	0
Long-Term Debt	$0		0	0	0	0	0
Capital Stock	$28690		28585	23858	20825	20825	20825
Shareholders' Equity	$5577		5724	719	(388)	(396)	(112)
Total Assets	$5652		5844	898	17	35	233
US GAAP							
Net Loss	($779)	($172)	($2206)	($1546)	$8		
Net Loss Per Share	($0.03)	($0.01)	($0.11)	($0.38)	$0.00		
Mineral Interest	$0		$0	$0			
Shareholders' Equity	$4020		$4695	$308			
Total Assets	$4095		$4815	$488			

(1) Cumulative Net Loss since incorporation to 12/31/2006 under US GAAP was ($25,755,909).
(2) Under SEC interpretation of US GAAP, costs related to exploration-stage properties are expensed in the period incurred.
(3) Certain of the comparative figures have been reclassified to conform to the current year's presentation.

3.A.3. Exchange Rates

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended September 30th, the average rates for the period, and the range of high and low rates for the period. The data for each month during the previous six months and the three months ended 12/31/2006 and 12/31/2005 are also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4
U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
February 2007		1.19	1.16	1.17
January 2007		1.18	1.16	1.18
December 2006		1.16	1.14	1.16
November 2006		1.15	1.13	1.14
October 2006		1.14	1.12	1.12
September 2006		1.13	1.11	1.12
Three Months Ended 12/31/2006	1.14	1.16	1.12	1.16
Three Months Ended 12/31/2005	1.17	1.20	1.17	1.17
Fiscal Year Ended 9/30/2006	1.14	1.20	1.11	1.12
Fiscal Year Ended 9/30/2005	1.22	1.27	1.16	1.16
Fiscal Year Ended 9/30/2004	1.32	1.40	1.26	1.26
Fiscal Year Ended 9/30/2003	1.42	1.59	1.35	1.35
Fiscal Year Ended 9/30/2002	1.57	1.61	1.51	1.59

3.B. Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 12/31/2006. Since then to 1/31/2007, the Company has issued 330,000 common shares related to the exercise of warrants, raising $29,120. At 1/31/2007, the Company had no long-term debt.

Table No. 5
Capitalization and Indebtedness
December 31, 2006

Stockholders' equity:	
Common Shares, no par value;	
Unlimited Number of common shares authorized	
23,909,052 common shares issued and outstanding	$28,689,935
Contributed Surplus	1,086,426
Share Subscriptions Receivable	0
Retained Earnings (deficit)	($24,199,000)
Net Shareholders' Equity	$5,577,361
TOTAL CAPITALIZATION	$5,577,361
Obligations Under Capital Leases	$nil
S-T Due to Related Parties	$nil
Long-Term Debt	$nil

2/28/2007
Common Shares Issued and Outstanding: 23,979,052
Warrants Outstanding: 4,632,004
Stock Options Outstanding: 2,920,000
Guaranteed Debt: $nil
Secured Debt: $nil
Leased premises: The Company rents office space on a month-to-month basis with no annual commitment.

3.C. Reasons For The Offer And Use Of Proceeds
--- No Disclosure Necessary ---

3.D. Risk Factors

In addition to the other information presented in this Registration Statement, the following should be considered carefully in evaluating the Company and its business. This Registration Statement contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include those discussed below and elsewhere in this Registration Statement.

Corporate Risks

<u>Investors may be disadvantaged because the Company is incorporated in Canada, which has different laws</u>
The articles/by-laws and the laws of Canada are different from those typical in the United States. The typical rights of investors in Canadian companies differ modestly from those in the United States; refer to the relevant sections which are discussed in Section 9.A.5 and Section 10.B of this Registration Statement. Such differences may cause investors legal difficulties.

<u>U.S. investors may not be able to enforce their civil liabilities against the Company or its directors, controlling persons and officers</u>
It may be difficult to bring and enforce suits against the Company. The Company is a corporation incorporated under the laws of the British Columbia, Canada. A majority of the Company's directors are resident outside the United States, and all or substantial portions of their assets are located outside of the United States. As a result, it may be difficult for U.S. holders of the Company's common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Company or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

<u>As a "foreign private issuer", the Company is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act</u>
The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

<u>Passive Foreign Investment Company ("PFIC") designation could lead to an adverse tax situation for U.S. investors</u>
U.S. investors in the Company could be subject to U.S. taxation at possibly adverse or higher rates and under a system that might be more complicated and unfamiliar to them. For example, a U.S investor might be subject to special tax rules with respect to any "excess distribution" received and any gain realized from a sale or other disposition (including a pledge) of that holder's shares. Distributions a U.S. investor receives in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the holder's holding period for the shares will be treated as excess distributions. For example, under certain circumstances, a U.S. investor who is an individual might be subject to information reporting requirements and backup withholding, currently at a 28% rate, on dividends received on common shares. If a U.S. Holder holds shares in any year in which the Company is a PFIC, that holder might be required to file Internal Revenue Service Form 8621. Refer to ITEM #10.E.

Risks Related to The Company's Mining Operations

<u>Operating hazards and risks associated with the mining industry could result in a significantly negative effect on the Company</u>
Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. The Company's operations in Mexico will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and legal liability for any or all damage. The Company may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company's perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force the Company to cease operations.

<u>The Company has no proven reserves on the properties in which it has an interest; without such proven reserves, the Company is unlikely to find financing to fully exploit its properties</u>
The properties in which the Company has an interest or the concessions in which the Company has the right to earn an interest (all in Mexico) are in the exploratory stage only and are without a known body of ore. Properties on which mineral reserves are not found may be sold or disposed of causing the Company to write-down or write-off each respective property, thus sustaining a loss.

<u>Mineral prices may not support corporate profit</u>
The mining industry is intensely competitive and even if commercial quantities of precious metals or base metals are developed, a profitable market may not exist for the sale of same. If a profitable market does not exist, the Company could have to cease operations.

<u>Exploration failure could have significant negative effect on the Company</u>
The expenditures to be made by the Company in the exploration of its gold/silver/copper metals properties located in Mexico, as described herein, may not result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable ore deposits.

<u>The expense of meeting environmental regulations could cause a significantly negative effect on the Company</u>
The current and anticipated future operations of the Company, including further exploration activities require permits from various Mexican national/regional/local governmental authorities. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. The permits that the Company may require for construction of mining facilities and conduct of mining operations must be obtainable on reasonable terms to the Company. Unfavorable amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

The Company does not anticipate expending any significant funds in Fiscal 2006 to comply with environmental regulations and does not expect a significant environmental liability at fiscal yearend.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

<u>The government extensively regulates the Company's mining operations, which imposes significant costs on the Company, and future regulations could increase those costs or limit its ability to produce gold/silver/copper</u>
The Company is subject to extensive federal, state and local regulations in Mexico with respect to matters such as:
a. employee health and safety;
b. permitting and licensing requirements;
c. air quality standards;
d. water quality standards;
e. plant and wildlife protection;
f. reclamation and restoration of mining properties after mining is completed;
g. discharge of materials into the environment;
h. surface subsidence from underground mining; and
i. the effects of mining on groundwater quality and availability.

Numerous governmental permits and approvals are required for mining operations. The Company is required to prepare and present to national, regional, or local authorities data pertaining to the effect or impact that any proposed exploration for or production of gold may have upon the environment. The costs, liabilities and requirements associated with these regulations may be costly and time-consuming and may delay commencement or continuation of exploration or production operations. The possibility exists that new legislation, regulations and orders may be adopted that may materially adversely affect the Company's mining operations and its cost structure. New legislation or administrative regulations (or judicial interpretations of existing laws and regulations), including proposals related to the protection of the environment, that would further regulate and tax the mining industry may also require the Company or its customers to change operations significantly or incur increased costs.

<u>Third parties may dispute the Company's rights to its mining and other interests</u> While the Company has conducted preliminary title investigations with respect to all its property interests and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title.

Potential project sites in Mexico may be subject to dispute, prior unregistered claims, or native land claims and ultimate transfer to the Registrant may be affected by undetected defects. Such claims or defects could materially adversely affect one or more of the projects and the Registrant's financial performance.

Risks Relating to Financial Condition

<u>Going concern assumption used by management highlights doubts on the Company's ability to successfully continue</u>
The Company's financial statements include a statement that the financial statements of the Company are prepared on a going concern basis, and therefore that certain reported carrying values are subject to the Company receiving the future continued support of its stockholders, obtaining additional financing and generating revenues to cover its operating costs. The going concern assumption is only appropriate provided that additional financing continues to become available.

<u>The Company's history of operating losses is likely to continue leading to need for additional potentially unavailable financings and related problems</u>
The Company has a history of losses: ($1,587,282), ($1,135,237), and $7,782 in Fiscal Years 2006/2005/2004. Despite recent capital infusions, the Company will require significant additional funding to meet its long-term business objectives. Capital may need to be available to help maintain and to expand work on the Company's principal exploration property. The Company may not be able to obtain additional financing on reasonable terms, or at all. If equity financing is required, then such financings could result in significant dilution to existing shareholders. If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration efforts and/or lose control of its projects. The Company has historically obtained the preponderance of its financing through the issuance of equity. There is no limit to the number of authorized common shares, and the Company has no current plans to obtain financing through means other than equity financing and/or loans. Such losses and the resulting need for external financings could result in losses of investment value.

<u>The Company's need for additional financing to finish property exploration could lead to the Company's inability to finish proposed property exploitation and/or loss of properties</u>
The Company is engaged in the business of exploiting mineral properties. The Company believes it has sufficient funds to undertake its planned operations and exploration projects during Fiscal 2006. Additional financing may be required to continue exploration and to develop the mineral properties identified and to place them into commercial production. The exploitation of the Company's mineral properties is, therefore, dependent upon the Company's ability to obtain financing through the lease of assets, debt financing, equity financing or other means. Failure to obtain such financing may result in delay or indefinite postponement of work on the Company's mineral properties, as well as the possible loss of such properties. Such delays, and possible inability to proceed with planned operations could cause loss of investment value.

<u>The Company competes with other exploration companies which have similar operations, and many such competitor companies have operations and financial resources and industry experience far greater than those of the Company</u>
Nevertheless, the market for the Company's potential future production of gold/silver/copper tends to be commodity-oriented rather than company-oriented. If it successfully reaches commercial production, the Company will still be subject to competition from much larger and financially stronger competitors and such competition may materially adversely affect the Company's financial performance.

Risks Relating to Management and Specific Operations

<u>The Company's Articles of Incorporation contain provisions indemnifying its officers and directors against all costs, charges and expenses incurred by them</u>
The Company's Articles of Incorporation contain provisions that state, subject to applicable law, the Company shall indemnify every director or officer of the Company, subject to the limitations of the British Columbia Corporations Act, against all losses or liabilities that the Company's director or officer may sustain or incur in the execution of their duties. The Company's Articles of Incorporation further state that no director of officer shall be liable for any loss, damage or misfortune that may happen to, or be incurred by the Company in the execution of their duties if they acted honestly and in good faith with a view to the best interests of the Company. Such limitations on liability may reduce the likelihood of litigation against the Company's officers and directors and may discourage or deter its shareholders from suing the Company's officers and directors based upon breaches of their duties to the Company, though such an action, if successful, might otherwise benefit the Company and its shareholders.

<u>Key management employees may fail to properly carry out their duties or may leave which could negatively impact corporate operations and/or stock pricing</u>
While engaged in the business of exploiting mineral properties, the nature of the Company's business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and the Company may not be able to attract and retain such personnel. The Company's growth will depend on the efforts of its Directors and its Senior Management, including its President/CEO, Gary Freeman; its VP Exploration, Melvin Herdrick; and its Corporate Secretary, Stewart Lockwood. Loss of these individuals could have a material adverse effect on the Company. The Company has no key-man life insurance.

<u>Management and Directors are associated with other mining companies and such conflicts of interest and/or lack of attention to corporate affairs could have a negative impact on corporate operations and/or stock pricing</u>
Certain of the Directors and Senior Management of the Company (specifically, Andre Audet, Ewan S. Downie, Gary Freeman, Bradley T. Aelicks, and Stewart L. Lockwood.) are also Directors and/or Senior Management and/or significant shareholders of other companies, including those also involved in mining; refer to ITEM 6.A. for resumes. As the Company is engaged in the business of exploiting mineral properties, such associations may give rise to conflicts of interest from time to time. Law requires the directors of the Company to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board of Directors, any Director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the Directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time. If not properly resolved, the Company could be placed at a disadvantage when considering which properties to acquire/explore and if/how to explore existing properties.

MEXICO RISKS

<u>The properties in which the Company has interests in Mexico are subject to changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability in Mexico.</u>
The Company's property interests are located in Mexico. Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability in Mexico are beyond the control of the Company and may adversely affect its business.   Reference is made to "Item 4B. Business Overview, Mexican Mining Laws".

<u>Political events in Mexico could affect Mexican economic policy and adversely affect us.</u>
The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican governmental actions concerning the economy could have a significant impact on Mexican private sector entities in general, as well as on market conditions and prices and returns on companies doing business in Mexico.

Mexican political events may also significantly affect our operations. In the Mexican national elections held on during 2006, Felipe Calderon, the leader of the centrist National Action Party, narrowly won the presidency. The election has been finalized and approved by the appropriate election regulatory authorities.   However, the primary challenger, Andres Manuel Lopez Obrador, leader of the leftist Democratic Revolution Party, has continued to protest and civil unrest persists.

These events and the tight election may intensify legislative gridlock in the Mexican Congress and led to a slowdown in the progress of political reforms in Mexico.   There could be significant changes in laws, public policies and/or regulations that could adversely affect Mexico's political and economic situation, which could adversely affect our business.   Social and political instability in Mexico or other adverse social or political developments in or affecting Mexico could adversely affect the Company and its ability to obtain financing.   It is also possible that political uncertainty may adversely affect Mexican financial markets.

<u>Mexican foreign investment and income tax laws apply to the Company.</u>
Corporations in Mexico are taxed only by the Federal Government. Mexico has a general system for taxing corporate income, ensuring that all of a corporation's earnings are taxed only once, in the fiscal year in which profits are obtained. There are two federal taxes in Mexico that apply to the Company's Mexican projects; an asset tax and a corporate income tax. Corporations have to pay a federal tax on assets at 1.8% of the average value of assets less certain liabilities. Corporate income tax is credited against this tax. Mexican corporate taxes are calculated based on gross revenue deductions for all refining and smelting charges, direct operating costs, and all head office general and administrative costs; and depreciation deductions. The 2005 corporate tax rate in Mexico is 32%.

<u>Foreign currency fluctuations and inflationary pressures may have a negative
impact on the Company's financial position and results.</u>
The Company's property interests in Mexico make it subject to foreign currency
fluctuations and inflationary pressures that may adversely affect the
Company's financial position and results. As the Company maintains its
accounts in Canadian dollars, any appreciation in Mexican currency against the
Canadian dollar will increase our costs of carrying out operations in Mexico.
The steps taken by management to address foreign currency fluctuations may not
eliminate all adverse effects and, accordingly, the Company may suffer losses
due to adverse foreign currency fluctuations. The Company also bears the risk
of incurring losses occasioned as a result of inflation in Mexico.

<u>Regulation of mining operations in Mexico is very extensive.</u>
Regulatory requirements to which the Company is subject to in Mexico include
certain permits that require periodic or annual renewal with governmental and
regulatory authorities. In addition, the Company is required to comply with
existing permit conditions. Although the Company believes that it is currently
in full compliance with existing permit conditions, and although its permits
have been renewed by governmental and regulatory authorities in the past, there
are no assurances that the applicable governmental and regulatory authorities
will renew the permits as they expire, or that pending or future permit
applications will be granted, or that existing permits will not be revoked. In
the event that the required permits are not granted or renewed in a timely
manner, or in the event that governmental and regulatory authorities determine
that the Company is not in compliance with its existing permits, the Company may
be forced to suspend operations.

Risks Relating to the Company's Common Stock

<u>Principal stockholders, officers and directors have substantial control
regarding stock ownership; this concentration could lead to conflicts of
interest and difficulties in the "public" investors effecting corporate changes,
and could adversely affect the Company's stock prices</u>
The Company's Senior Management, Directors and greater-than-five-percent
stockholders (and their affiliates), acting together, hold approximately 19% of
the shares of the Company, on a diluted basis, and have the ability to control
substantially all matters submitted to the Company's stockholders for approval
(including the election and removal of directors and any merger, consolidation
or sale of all or substantially all of the Company's assets) and to control the
Company's management and affairs. Accordingly, this concentration of ownership
may have the effect of delaying, deferring or preventing a change in control of
the Company, impeding a merger, consolidation, takeover or other business
combination involving the Company or discouraging a potential acquirer from
making a tender offer or otherwise attempting to obtain control of the Company,
which in turn could materially adversely affect the market price of the
Company's stock.

<u>Employee/Director/Consultant stock options could lead to greater concentration
of stock ownership among insiders and could lead to dilution of stock ownership
which could lead to depressed stock prices</u>
Because the success of the Company is highly dependent upon its respective
employees, the Company has granted to some or all of its key employees,
Directors and consultants options to purchase common shares as non-cash
incentives. In addition, some key employees may hold warrants to purchase
shares of the Company. To the extent that significant numbers of such options
may be granted and warrants or options exercised, the interests of the other
stockholders of the Company may be diluted causing possible loss of investment
value. Refer to Table No. 10 and Table No. 11.

The Company has never declared or paid cash dividends on its Common Shares and
does not anticipate doing so in the foreseeable future. There can be no
assurance that the Company's Board of Directors will ever declare cash
dividends, which action is exclusively within its discretion. Investors
cannot expect to receive a dividend on the Company's Common Shares in the
foreseeable future, if at all.

Low stock market prices and volume volatility for the Company's common shares
create a risk that investors might not be able to effect purchases/sales at
prices that accurately reflect corporate value
The market for the common shares of the Company on the Canadian, U.S. and
European stock exchanges, or trading systems as applicable, may be highly
volatile for reasons both related to the performance of the Company or events
pertaining to the industry (i.e., price fluctuation/high production
costs/accidents) as well as factors unrelated to the Company or its industry.
The market price of metals is highly speculative and volatile. Instability in
metal prices may affect the interest in mining properties and the potential
development of production from such properties and may adversely affect the
Company's ability to raise capital to explore existing or new mineral
properties. The Company's common shares can be expected to be subject to
volatility in both price and volume arising from market expectations.
Stockholders of the Company may be unable to sell significant quantities of
common shares in the public trading markets without a significant reduction in
the price of the common shares.

Broker-Dealers may be discouraged from effecting transactions in the Company's
common shares because they are penny stocks and are subject to the penny stock
rules.
Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of
1934, as amended, impose sales practice and disclosure requirements on NASD
broker-dealers who make a market in "penny stock". A penny stock generally
includes any non-NASDAQ equity security that has a market price of less than
US$5.00 per share. The Company's shares are quoted on the TSX Venture
Exchange, and the price of the Company's common shares ranged from CDN$0.38
(low) to CDN$1.18 (high) during the period from 1/1/2006 to 12/31/2006,
trading at CDN$0.63 on 12/31/2006; the closing price of the Company's shares
traded at CDN$0.54 on 1/31/2007. The additional sales practice and disclosure
requirements imposed upon broker-dealers may discourage broker-dealers from
effecting transactions in the Company's shares, which could severely limit the
market liquidity of the shares and impede the sale of the Company's shares in
the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to
anyone other than an established customer or "accredited investor" (generally,
an individual with net worth in excess of US$1,000,000 or an annual income
exceeding US$200,000, or US$300,000 together with his or her spouse) must make
a special suitability determination for the purchaser and must receive the
purchaser's written consent to the transaction prior to sale, unless the
broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver,
prior to any transaction involving a penny stock, a disclosure schedule
prepared by the US SEC relating to the penny stock market, unless the broker-
dealer or the transaction is otherwise exempt. A broker-dealer is also
required to disclose commissions payable to the broker-dealer and the
registered representative and current quotations for the securities. Finally,
a broker-dealer is required to send monthly statements disclosing recent price
information with respect to the penny stock held in a customer's account and
information with respect to the limited market in penny stocks.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Progress of the Company

Introduction
Pediment Exploration Ltd. (the "Company") is a mineral exploration company. Its main focus is on exploring seven gold/silver/copper projects in Mexico: Daniel; Texson; Manuel & Mel; Caborca; Valenzuela Silver; Cochis Gold; and Baja California Sur.

Effective 9/29/2005, the Company completed the acquisition of Compania Minera Pitalla, S.A. de C.V. ("Pitalla"), a private Mexican company that owned the aforementioned property interests. Compensation was the issuance of 5.4 million common shares and the agreement to issue an additional 2,500,000 common shares upon the achievement of certain performance standards related to the property interests.

The Company's mineral properties are without a known body of commercial ore and all proposed programs are an exploratory search for ore.

The Company's executive office is located at:
  905 West Pender Street, #300, Vancouver, British Columbia, Canada V6C 1L6.
  Telephone: 604-682-4418
  Facsimile: 604-683-8557
  E-mail: investor@pedimentexploration.com
  website: www.pedimentexploration.com

The Company's registered office is located at:
  Vector Corporate Finance Lawyers
  999 West Hastings Street, #1040
  Vancouver, British Columbia, Canada V6C 2W2
  Telephone: 604-683-1102
  Facsmile: 604-683-2643

The contact person is: James Grinnell, Chief Financial Officer.

The Company's fiscal year-end is September 30th.

The Company's common shares trade on the TSX Venture Exchange in Canada, under the symbol "PEZ".

The Company has an unlimited number of common shares without par value authorized. At 9/30/2006, the end of the Company's most recent fiscal period, there were 23,609,052 common shares issued/outstanding; at 1/31/2007, there were 23,939,052 common shares issued/outstanding.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation and Name Changes
The Company was incorporated pursuant to the laws of the Province of British Columbia on 12/23/1983 under the name "Magna Ventures Ltd.". On 8/9/1990, the Company's name was changed to "Consolidated Magna Ventures Ltd.". On 1/10/2002, the Company's name was changed to "Skinny Technologies Inc.". Effective 1/5/2005, the Company agreed to the sale of it's subsidiary, PODbook.com Ltd. to Daniel C. Walters, a former President of the Company. Effective 9/10/2005, the Company changed its name to Pediment Exploration Ltd.

<u>Stock Consolidation</u>
The Company effected a 1:15 stock consolidation on 9/21/2004. All references to the number of shares and per share numbers have been reflected on a post-consolidation basis unless otherwise indicated.

<u>Historical Corporate Development</u>
A deal was signed on 10/5/2000 by the Company to acquire a 100% interest in the issued and outstanding shares of PODbook.com Ltd. ("PODbook") in exchange for 400,000 shares (post-consolidation) of the Company and a finder's fee of 26,6667 (post-consolidation). The Company retained Wolverton Securities Ltd. as sponsor for the Change of Business. Shareholders' approval for the Podbook acquisition was obtained at the Company's Annual General Meeting on 2/19/2001. Through the period ending 6/30/2001 the Company focused on the process of regulatory approval for the acquisition of PODbook and the related Change Of Business. On 7/30/2001 the Company was granted final approval by the TSX Venture Exchange for the acquisition of PODbook. All share issued were governed by a six-year time-release and gross revenue escrow provision. The revenue earn-out provision requires the Company to generate $0.60 in gross revenue for every one share to be released from escrow. As a consequence of the acquisition of PODbook, the Company was no longer considered a mining company by the TSX Venture Exchange and was reclassified as a technology company under the category of Communications and Media, Publishing and Printing. In November 2001, following the acquisition, Daniel C. Walters, the principal co-founder and Chief Technology Officer of PODbook was appointed to the position of President/CEO of the Company.

There was no activity on any of the Company's remaining mineral projects during the years after the acquisition of PODbook and the carrying costs for all the mineral projects held at that time were written down to zero.

The Company's business in PODbook related to developing Internet-based print-related services and software and was not successful. Although the products developed by the Company did provide the compression of file size and other attributes as disclosed, management was unable to secure significant contracts generating material revenues. In addition, competitive products had been developed which provided similar benefits to the marketplace. Some of these competitors were much larger than the Company and had significantly greater resources and skills to further promote the success of their products. In January 2005, the Company returned PODbook to the Daniel Walters (then a former officer/Director) in consideration for his agreement to cancel his 180,000 escrowed shares in the Company. See "Escrowed, Pooled or Restricted Securities of the Company" herein.

The Exchange transferred the Company's listing to its NEX trading system on 12/12/2003 for not maintained the requirements for a TSX Venture Tier 2 company.

Management refocused on alternative business opportunities, including the possibility of a return to mineral resource exploration, to increase shareholder value with the result that the Share Purchase Agreement in relation to the acquisition of Pitalla was executed on 7/29/2004. The acquisition of Pitalla was consummated on 9/29/2005.

Plan Of Operations

Source of Funds for Fiscal 2007 Ending 9/30/2007
The Company's primary source of funds since incorporation has been through the issuance of equity and borrowing. Currently the Company does not have operating revenues, and the Company anticipates generating no revenue during Fiscal 2007. As of 9/30/2006, the Company had working capital of $4.6 million.

Use of Funds for Fiscal 2007 Ending 9/30/2007
During Fiscal 2007, the Company estimates that it might expend approximately $800,000 on general/administrative and investor relations expenses. During Fiscal 2007, the Company estimates that it might expend about $1,000,000 on property acquisition and property exploration expenses.

Anticipated Changes to Facilities/Employees
The Company has no current plans to add any additional personnel. Management anticipates that any property exploration efforts will be carried out by outside contractors.

4.B. BUSINESS OVERVIEW

Pediment Exploration Ltd. (the "Company") is a mineral exploration company. Its main focus is on exploring seven gold/silver/copper projects in Mexico: Daniel; Texson; Manuel & Mel; Caborca; Valenzuela Silver; Cochis Gold; and Baja California Sur.

Effective 9/29/2005, the Company completed the acquisition of Compania Minera Pitalla, S.A. de C.V. ("Pitalla"), a private Mexican company that owned the aforementioned property interests. Compensation was the issuance of 5.4 million common shares and the agreement to issue an additional 2,500,000 common shares upon the achievement of certain performance standards related to the property interests: if more than one million ounces of gold or gold equivalent are discovered on three or fewer Pitalla projects, with at least 500,000 ounces on a single project

The Company's exploration properties are without a known body of commercial ore and all proposed programs are an exploratory search for ore.


PEDIMENT EXPLORATION LTD.
PROJECT LOCATIONS
and
SIGNIFICANT DEPOSITS
Sonora State, Mexico
Mine
PEDIMENT EXPLORATION LTD. PROPERTY
Mesquite
Tijuana
Mexicali
UNITED STATES OF AMERICA
ARIZONA
MEL PROPERTY
La Herradura(Au)
Nogales
DANIEL PROPERTY
Cananea(Cu/Au)
CABORCA PROPERTY
EL VALLE PROPERTY
TEXSON PROPERTY
Cochis
Hermasillo
Guaymas
Sonora St.
Chihuahua St.

Corporate Strategy

In management's opinion, although Mexico has one of the world's richest mineral endowments, it was largely ignored by international mining companies until the 1990's due to restrictions on foreign ownership. Mexico updated its mining codes in the early and mid-1990's, eventually allowing for 100% ownership of mineral concessions by foreign companies. This led to a massive staking rush and growth in exploration expenditures. Though this exploration was successful in finding a number of new mines the "blanket staking" shut out many potential investors who were not in on the early rush. This changed in the late 1990's and early this decade as low commodity prices led major producers to scale back exploration everywhere and relinquish all but the most advanced projects. This created opportunities for companies that had been accumulating regional information, applying criteria from the most current geological models and generating new target areas.

Past exploration efforts in Mexico centered on sampling small past mineral producers during times of elevated commodity prices. Exploration of new areas of interest was limited without the use of modern geophysical and geochemical methods. The Company considers the current situation in northwest Mexico to be similar to the now famous and prolific Carlin trend in Nevada some thirty years ago. Nevada's major gold trends were overlooked due to limited surface rock exposure. Application of modern exploration techniques in Nevada and testing of subsurface "blind" targets helped change Nevada from an area of minor gold production to the home of a number of the world's richest and most profitable gold mines. The Company has focused on acquiring projects in areas containing known mineralization, with nearby pediment covered areas overlying geology and structures that are permissive to hosting large gold, silver or copper deposits.

The discovery of a gold deposit by Penoles and Newmont named La Heradura within the Mega Shear trend of Northern Sonora has confirmed the presence of Carlin Style gold deposits in the belt. The Company has acquired 100% of four projects within the Mega Shear belt with historic results that provide strong evidence for the presence of larger mineral systems.

The Company also has projects in other parts of the Sonora area focusing on copper, gold and silver. There is strong evidence that this ground may also cover porphyry type targets as well as additional conventional targets. The company plans to work identifying and testing strong drill targets with deposit making potential.

The Company is applying the latest techniques to seek blind deposits and extend known mineralization to depth and laterally under pediment cover in promising areas that have seen no modern exploration. The Company's concessions are generating drill targets in areas that have never been explored below surface. The corporate goal is to have multiple projects advancing with new targets constantly in the pipeline to ensure Pediment's investors always have a multiple chances for success.

The Company's exploration programs are conducted under the direction of geologist Melvin Herdrick, MSc (Registered Professional, Washington State), who is a qualified person within the definition of National Instrument 43-101; and, except where otherwise noted, is the person responsible for the technical disclosure in this document relating to the Company's Mexican properties.

<u>Mexican Mining Law</u>
Only Mexican Nationals or Mexican incorporated companies may hold concessions, although there are no restrictions on foreign ownership of such companies. Concessions are acquired by locating and erecting a principal monument and having the concession located by an official surveyor. All concessions must be registered with the Public Registry of Mining. There are two types of Concessions, Exploration and Exploitation.

An Exploration Concession remains valid for up to six years so long as work is performed on the ground, assessment reports are filed in May and the taxes, based on the area and age of the concession, are paid in advance in January and July of each year. Properties less than 1,000 hectares in size do not require annual work commitments. At any time, the Exploration Concession may be converted to an Exploitation Concession that is valid for 50 years and can be renewed. Taxes are higher on an Exploitation Concession.

The surface rights are owned either by private persons or ejidos, the local village. Compensation on a yearly basis is usually required to carry out any extensive work programs and the landholders must also be compensated should the land be required for development.

<u>Exploration Activities Since October 2005 Acquisition of Pitalla</u>
Since regulatory approval of the acquisition in October 2005, the Company has focused primarily on the Texson and Caborca projects, implementing a Phase I exploration program estimated to cost about $600,000.

The Company's exploration programs are conducted under the direction of geologist Melvin Herdrick, MSc (Registered Professional, Washington State), who is a qualified person within the definition of National Instrument 43-101; and, except where otherwise noted, is the person responsible for the technical disclosure in this document relating to the Company's Mexican properties.

<u>Texson Silver Target</u>. In late December 2005, the Company announced that the first set of rock samples from grid sampling of the Texson Ridge silver target in western Sonora State, Mexico, had been delivered to Chemex Labs for analysis. The Texson Project is within the Mojave-Sonora Megashear structural and deformation trend that hosts the Mesquite gold mine in southeastern California and La Herradura gold mine in northwestern Sonora. The Texson Project contains a flexure (bend or deflection) in the regional thrust sheet that hosts the Cerro Colorado gold mine located 5 kilometers north of Texson. Flexures are considered prime target areas for locating mineral deposits. The Texson Ridge silver target is a 200-400 meter-wide by one-kilometer-long area exposing limonite-jarosite-sericite alteration of Precambrian aged granite and gneiss, below a silica cap in the hanging wall of the thrust plate that forms the crest of the ridge. Preliminary sampling of the alteration returned encouraging silver values. A red-color anomaly similar to that on the ridge extends along the projected trace of the shear zone under pediment cover to the south of the ridge; a single picked sample from a mineralized vein hosted by limestone that is adjacent to this color anomaly returned encouraging silver and gold values. The on-going grid based sampling is being done to determine metal zoning within this broad alteration zone, and to test for extensions in covered areas on-trend. This will target trenching planned for Winter 2006, and subsequently drill testing.

<u>Caborca Copper-Gold Project</u>. In November 2005, the Company announced a major expansion of its copper-gold holdings adjacent to Caborca in northwest Sonora State, Mexico. Pitalla originally staked 600 hectares covering exposures of oxidized copper mineralization in replacement and skarn zones. Based on recent work the project has been expanded to almost 14,000 hectares to contain areas prospective for discovery of porphyry mineralization.

During recent examination of the northwest trending Lista Blanca replacement zone within Pitalla's original holdings, an area of linear breccia pipe in limestone was discovered adjacent to the replacement zone. The siliceous matrix of the breccia contains the copper minerals chalcopyrite and bornite, plus secondary chrysocolla (limited sampling of siliceous material elsewhere in the zone has also returned gold values. Hydrothermal breccia development, which had not previously been noted in the Lista Blanca area, is evidence of a robust hydrothermal system. Regional reconnaissance has now located a 1 kilometer section with scattered, northeast trending quartz-tourmaline-copper veins, which are typically associated with porphyry systems, some 7-8 kilometers northeast of the Lista Blanca zone. The area between Lista Blanca and the quartz-tourmaline-copper veining is pediment covered; this and adjacent areas have now been staked by the Company.

Local exposures of intrusive rock have been dated to the same Eocene period as the Cananea porphyry copper-gold mine in Sonora 200 km to the east, and are analogous to the Ajo porphyry deposit in Arizona State to the northeast. BHP Billiton recently staked 650,000 hectares in the region, to within a kilometer of the Company's concessions. Geophysical and geochemical surveys are planned to develop targets in the newly staked areas in conjunction with programs to explore the exposed oxide mineralization. The Caborca Project has never been drill tested.

In December 2005, the Company resumed its drill-targeting program at the Lista Blanca zone of the Caborca Copper-Gold Project. Lista Blanca is a sub-vertical, tabular zone of replacement mineralization hosted by Cambrian aged conglomerate along its fault contact with limestone. The zone varies from 15-meters-to-40-meters thickness and can be traced for 1.7 kilometers of strike on surface. It remains open along strike below pediment cover.

Reporting by Mexican government agency Consejo de Recursos Minerales indicates that in the 1950's over 500 meters of underground and open-cut workings were developed on the Lista Blanca zone in an attempt to produce copper using a 300 ton per day flotation plant. That production attempt failed because the system could not recover copper from the oxidized mineralization. The report further indicates that 15,000 tones grading 3.6% copper were shipped from Lista Blanca, and estimated a possible resource of 520,000 tones grading about 2% copper in the workings area. This estimate is a historical reference only that does not comply with nor conform to the requirements of NI 43-101, and Pediment does not in any way consider it a valid resource estimate.

Work by the Company has included partially mapping surface exposure of the zone and collecting 35 reconnaissance rock samples, including several from old dumps. The surface exposure shows leaching of copper, so effective sampling to estimate grades can only be done where old workings expose mineralization below surface and by future drill campaigns. Copper near surface is largely in the secondary mineral chrysocolla that typically exhibits strong leach characteristics. Copper and gold results varied from trace in the leached capping to material mineralization. In a 120 meter long section of the zone southeast of the main workings a total of nine samples returned material gold mineralization.

The current program will complete sampling of surface exposures and accessible underground workings, in order to target drill testing that will assess the zone's potential for acid leach extractable copper, and the possibility of extracting gold by an ancillary leach process. Lista Blanca is located on highway and electrical routes adjacent to the city of Caborca in northwest Sonora State, Mexico.

Rock samples for assay were sent to ALS Chemex Laboratories in Hermosillo, Mexico.

<u>Miscellaneous Property Acquisition/Exploration Activity.</u> In addition to the Caborca Copper-Gold Project, the Company has staked a number of other projects in the region that are being explored for gold and silver deposits analogous to the Mesquite gold mine in southern California and La Herradura gold mine in northwest Sonora State.

<u>RECENT PROPERTY ACQUISITION/EXPLORATION ACTIVITY</u>
In April 2006, the Company reported on the results of a sampling program including soil sampling, mapping and trench re-sampling at its 100% owned Las Colinas project in Baja California Sur, Mexico. The project utilized one geologist and three assistants to take 210 soil and rock samples. The objectives of the program were to verify gold content in earlier trench sampling and target potential new drill targets in the Colinas area. Four trenches were cleaned out, mapped and re-sampled. All trench sampling consisted of chip samples of three meters length, with the exception of trench LCOT-19 where three 10-meter samples were taken. Trenches LCOT-5 and 12 are located over the outcrop of Echo Bay's previous inferred resource area. Trench LCOT-22 is located 200 meters further east of the resource surface outcrop. Trench LCOT-19 is located almost one kilometer north of and along trend from the resource area. All trenches are oriented east-west, perpendicular to trend of the host thrust zones. The high grade sample in trench LCOT-22 was recovered from a section of more intense quartz stockwork veining accompanied by biotite and limonite staining that is otherwise similar to adjacent material and is probably related to a steep structure. It should be noted that the trench is sampling broad lower grade sections of shallow dipping structures in addition to the steeper higher-grade structures so true widths could be narrower. The area around trench LCOT-22 and other projected targets to the east of it have never been drill tested. True widths will be determined as part of the follow up drill program later this year. The area around the northern trench LCOT-19 has seen little past work but one nearby Echo Bay drill hole (DH-120) intersected gold mineralization. A small soil grid with 80 x 80 meter station spacings was emplaced around the area of the southern trenches to highlight pathfinder elements. The soil sampling showed a strong correlation between gold and arsenic values in soil and underlying areas of mineralization. This data will be used in an expanded survey to locate new targets for an aggressive campaign of trenching and drill testing later this year. Pediment also intends to undertake an Induced Polarization survey at Colinas once crews are finished the RIP program that is ongoing at Pediment's Caborca copper gold project in northwestern Sonora State. The program will begin during 2006.

During April/May 2006, staked two additional concessions in the Mojave-Sonora Megashear. The staking results from Pediment's ongoing program of regional research and evaluation in this evolving gold region. Pediment now owns nine projects outright in Sonora Mexico, primarily focused on gold and silver in orogenic environments. The new concessions have been named Glor and La Cien.

The 5000 hectare Glor Concession is located 15 kilometers northeast of the city of Caborca, on the west flank of Cerro El Alamo. Historic work has been confined to four main zones, two of which include a cluster of old mine prospects: Liebre zone, San Jose zone, Cinco Amigos, and San Francisco-Bolina zone. The prospect development consists of numerous pits, shafts, and tunnels in the south side of Cerro El Alamo except San Jose that is located in shallow pediment cover. The old workings targeted gold in high angle structures (veins) seeking higher-grade material. These will be investigated though the primary target for Pediment is larger-disseminated zones in flat lying thrust faults -- the same target deposit type the Company is exploring for on other Mojove-Sonora Megashear projects. It is expected that these flat lying faults will occur below pediment cover and they will be explored for using pediment geochemistry and geophysics. Glor is adjacent to and along trend to the west of the Chanate gold deposit which is being developed by Capital Gold Corp. Mineralization at Glor and Chanate are hosted by a Mesozoic aged sedimentary sequence that is divided into a lower mudstone unit and an upper unit containing sandstone and conglomerate.

The 400 hectare La Cien Concession is in a historic gold district, La Cieniega, located 40 kilometers south of Caborca in northern Sonora State. Large nuggets are still being found there with modern detectors. The Cien Concession contains Precambrian aged granite and schist cut by an easterly dipping low angle thrust fault. Gold associated with felsic dikes is found in the footwall of the thrust zone. Pediment will carry out programs at La Cien to determine the structure's potential along an observed length of two kilometers, and to look for hidden deposits.

In May 2006, the Company reported that the results of its initial phase of surface rock chip sampling at its 100% owned Valenzuela silver project indicate a number of significant vein segments for follow-up targeting. Pediment's initial survey consisted of collecting 41 underground samples of altered wall rock and 153 surface rock chip samples of one-two meters length across weathered vein exposures. Samples were taken to the Chemex preparatory facility in Hermosillo, from which Chemex shipped a ground portion to its North Vancouver facility and treated each to a 28 element ICP analysis plus an atomic absorption (AA) assay for gold. Silver results of +100 ppm silver and select base metal results were then assayed using AA. The survey has generated reference values for gold analysis of weathered material as a geochemical indicator of silver potential, since silver is highly mobile and it can be "flushed out" of surface exposures during weathering. The survey also determined that northeasterly to easterly trending veins contain areas of significant or anomalous silver and/or gold, while northerly trending veins contain low metal values. As a result of this work Pediment has purchased two internal claims from a third party, and now holds a contiguous block of 400 hectares containing La Valenzuela system with no underlying interests or royalties. Further detailed mapping plus grid based geochemical and geophysical surveys will complete drill targeting for high-grade material, and for bulk tonnage material if results warrant, at Valenzuela.

In May 2006, the Company reported that the Reconnaissance Induced Polarization (RIP) survey at its 100% owned Caborca Copper project has located two large target areas, which are coincident with magnetic lows indicated by regional magnetics surveys. RIP uses broadly spaced sensor sites to locate areas of high chargeability that may result from disseminated sulphide deposits hosting copper and gold. Magnetic lows are significant because the hydrothermal fluids that create ore deposits usually destroy the magnetite (primary iron-oxide) contained in the host rocks, and also can represent more felsic mineralized intrusive phases typically associated with porphyry copper-gold deposits. The project contains the Lista Blanca zone of replacement mineralization that hosts copper and gold values along an exposed strike over one mile, and sections of copper mineralized breccia indicating a strong and pervasive hydrothermal system. The project also contains several separate areas of skarn mineralization hosting copper and copper-silver mineralization in the Martha concession. The surface oxidized portion of the Lista Blanca replacement zone will be drill tested for its copper and gold potential. RIP target "Lista Blanca", adjacent to the Lista Blanca Replacement Zone, is three kilometer long by 1.5 kilometer across, and flanks a regional magnetics low along most its length. The connected RIP target "San Juan", located further to the southeast of the Lista Blanca Replacement Zone, is about 2 kilometer across and is roughly centered over a regional aeromagnetic low. Focused drill targeting within these areas is expected to follow completion of a standard IP line array. These results in conjunction with evidence from outcropping mineralization and the region's history of mine development indicate these anomalies are strong targets for bulk-tonnage copper-gold deposits hidden below cover. The regionally well-developed infrastructure would facilitate quickly advancing a discovery.

In May 2006, the Company reported that the results of its initial phase of surface rock chip sampling at its 100% owned Valenzuela silver project indicate a number of significant vein segments for follow-up targeting. The project is located in northeastern Sonora State, Mexico, about 20 kilometers east of La Caridad copper mine and 200 kilometers northeast of the Sonora State capital at Hermosillo. Valenzuela (also referenced as "El Valle") is within the western foothills portion of the Sierra Madres Occidental gold-silver belt that produces a significant portion of Mexico's 100 million ounce per year silver output. The Valenzuela project contains a highly weathered series of northeasterly to easterly trending, and of northerly trending, epithermal quartz veins cutting Tertiary aged Lower Volcanic Unit andesite and dacite units within a window in post mineral Upper Volcanic units. Underground mining reportedly produced about 50,000 tonnes of material in the 1950s. The Company's initial survey consisted of collecting 41 underground samples of altered wall rock and 153 surface rock chip samples of one-meter to two-meters length across weathered vein exposures. Samples were taken to the Chemex preparatory facility in Hermosillo, from which Chemex shipped a ground portion to its North Vancouver facility and treated each to a 28 element ICP analysis plus an atomic absorption (AA) assay for gold. Silver results of and select base metal results were then assayed using AA. The survey has generated reference values for gold analysis of weathered material as a geochemical indicator of silver potential, since silver is highly mobile and it can be "flushed out" of surface exposures during weathering. The survey also determined that northeasterly to easterly trending veins contain areas of significant or anomalous silver and/or gold, while northerly trending veins contain low metal values. As a result of this work, the Company has purchased two internal claims from a third party, and now holds a contiguous block of 400 hectares containing La Valenzuela system with no underlying interests or royalties. Further detailed mapping plus grid based geochemical and geophysical surveys will complete drill targeting for high-grade material, and for bulk tonnage material if results warrant, at Valenzuela.

In June 2006, the Company reported that it is preparing the first ever drill test of the Lista Blanca zone on its 100% owned Caborca copper project. Drill access road and pad construction begins this month in preparation for drill campaign expected to commence in July 2006. The Phase I drill plan calls for 15-20 holes to test the Lista Blanca zone around and along strike from old workings. The Lista Blanca zone is a sub-vertical tabular zone of replacement mineralization hosted by Cambrian conglomerates along its fault contact with dolomite. The width of the zone varies from 15-40 meters. It has been traced along strike for 1700 meters as it passes across a prominent ridge with vertical relief of 80 meters. The zone remains open in both strike directions where it passes under pediment cover. The zone was briefly mined from underground workings in the 1950's but the flotation mill constructed for the operation could not process oxide material and the operation quickly ceased. The Company's drilling should allow the first accurate measure of both thickness and copper grades in this extensive zone. Deeper holes may also be drilled as part of this program to determine the oxide/sulphide boundary. To date, sampling of surface exposures and old dumps and workings has encountered only oxide material. In addition to the Lista Blanca zone, the Caborca project also protects two porphyry targets that were identified by a recently completed Reconnaissance Induced Polarization (RIP) survey. The IP anomalies are located beneath pediment cover southeast and on trend from the Lista Blanca zone. The Company plans to carry our more detailed IP surveys over the anomalies to better define their depth and geometry prior to a separate drill campaign for this area. Interestingly, a local landholder has reported that a well drilled near the center of the northern anomaly, some 1800 meters southeast of Lista Blanca, encountered water with copper levels too high to be potable. Pediment will seek approval from the landowner to uncap and sample the water in this well for independent testing.

In July 2006, the Company reported that it has increased the size of its Colinas Gold Project in Baja California Sur, Mexico by acquiring the new "Trini" concession, which covers approximately 37,000 hectares. The concession covers most of the prospective areas within the district that are still open for mineralization and emphasizes the northern extension of the Colinas trend that has not been previously tested. The Company's 100 percent owned holdings now extend from the Colinas deposit for a distance of 14 kilometers along the north-south structural trend that controls the gold emplacement. A RIP (Reconnaissance Induced Polarization) geophysical survey over northern portions of the original concessions indicated an area of higher chargeability on trend with known mineralized zones at Las Colinas resource area. A number of old prospect pits and shafts were also found within this new area. A soil sample program of up to 5000 soil samples is on-going on a grid spacing of 200 x 50 meters that will cover an area of 8 x 4 kilometers of the trend extension. This grid will also be used to complete standard Induced Polarization (IP) on northern extensions of these trends coincident with anomalous metals content indicated by the soil survey. Surface access permits/contracts have been obtained with two Ejidos and with four private ranch owners granting access to the Company's entire program area, including newly staked extensions, for all exploration activities through and including drill testing. Additionally, the start of the planned drill program at the Caborca copper project was delayed due to the contractor's drill availability and began in September 2006. Site preparation has been completed. Also grid based soil sampling has begun at the Daniel gold project 30 kilometers northwest of the city of Caborca. The Daniel concession area covers the Coronela district where the Company has 100 percent control of 4106 hectares located on trend with the Herradura gold mine.

In September 2006, the Company reported that it has begun drilling the Lista Blanca copper-gold target in its Caborca project, northwestern Sonora, Mexico. The Lista Blanca target, which has not been previously tested by drilling, is a sub-vertical, structurally controlled replacement deposit that outcrops along a 1.7 kilometer surface exposure adjacent to power and transport infrastructure. Oxidized copper mineralization, principally composed of chrysocolla, is located outwards from the controlling structure for distances of 15-to-50 meters of thickness. In addition, silica-enriched portions of the zone have also returned significant gold results. Systematic surface sampling of the target has not been viable due to leaching of copper from surface exposures. Material that averaged 1.33% copper was taken from old mine dumps and subjected to a preliminary column leach test. This test indicated an 87% copper extraction after 24 days from material passing a 1.3 cm (1/2 inch) screen. The material was then tested using a cyanide solution, indicating a 93.6% gold recovery from a head assay of 1.1 g/t gold. This drill program is designed primarily to sample the zone at shallow depths to determine the grade and thickness of the oxidized copper mineralization; assess the relationship between copper and gold values within the system, and evaluate the potential for mining and heap-leach extraction of the copper and possible secondary extraction of the gold. The initial drill set-ups will test the area of old mine workings (circa 1950s) where copper mineralization has been exposed in open stopes. Drilling will then proceed along strike towards and through the areas of higher gold concentration indicated by surface sampling. In addition to drill testing the Lista Blanca copper-gold target, Pediment plans to carry out a standard Induced Polarization survey to follow-up on the adjacent high-chargeability areas previously identified by Reconnaissance Induced Polarization.

In October 2006, the Company reported progress on the Daniel gold project in Sonora State, Mexico, from which results of an initial 318 soil-sample program have been received. A soil sample grid with 50-meter spaced samples taken along east-west lines of 100-to-200 meters separation was completed over an area of more than two square kilometer centered on the Coronela showings. The main anomaly indicates a northwest oriented area of 1000-by-300 meters. Narrow, structurally related "arms" extend for an additional 500 meters to the northeast from the main anomaly. Near old prospect pits at Coronela, gold values were obtained near where rock sampling previously returned values over three meters in one pit. Located an additional 300 meters NW of those pits, anomalous results were obtained adding to the strike length of the Coronela gold anomaly. A low-level arsenic anomaly is coincident with the above described gold anomaly. A thrust fault forms the contact between granitic intrusive and Jurassic dacitic volcanics in the prospect area. This contact contains areas of brecciation and silicification with related gold mineralization. The gold-in-soils anomaly is also partly coincident with areas of quartz veinlets within the granite intrusive near its contact with dacite volcanics. A trenching program to explore bedrock in the gold anomalous areas at Daniel was expected to commence as soon as a pending group of soil-sample analyses are received from the laboratory. Samples were taken from five-to-fifteen centimeters of depth in soil, located by hand held GPS and transported to the ALS Chemex preparation facilities in Hermosillo. Multi-element analysis was performed on a screened fraction of the samples using ICP mass spectrometer by ALS Chemex in its North Vancouver laboratory. The Daniel project is located within the regional Mojave-Sonora Megashear trend hosting gold mines and deposits that include the La Herradura Mine and the Noche Buena deposit located to the northwest of the Daniel project 45 and 22 kilometers respectively. Northwestern Mexico is seeing numerous mineral deposits advancing to production with as many as six having started in the past year.

In October 2006, the Company reported on assays received for three drill holes (LB-01, LB-02 and LB-04) testing the Lista Blanca target. The Lista Blanca target, located south of the city of Caborca in northwestern Sonora State, is an outcropping with linear hydrothermal breccia containing zones of high copper and gold content. The drilling was designed to test its potential contained resource, and to determine whether it may indicate the presence of a related porphyry copper-gold system in adjacent pediment-covered areas where a Reconnaissance Induced Polarization (RIP) program generated two large areas of geophysical anomalies earlier this year. The zone drilled is concluded to be an entirely hydrothermal breccia, and essentially an elongated "breccia pipe" created by multiple internal stages of hydrothermal breccia development. Breccia pipes of this sort are a common feature in a number of porphyry copper type systems. The mineralization encountered is in oxide form with minor bornite. Drilling results to date identified higher gold mineralization than anticipated. Current results seem to show that shorter intervals of higher grades are closer to surface while longer intervals of lower grades are seen at depth. Granodiorite porphyry dikes intrude the breccia and are locally brecciated themselves. The best copper and gold mineralization is close to the dikes which are also irregularly altered and mineralized with copper. The dikes seem to be characteristic of porphyry-copper related intrusives and occur most frequently in drill intercepts from the area of LB-04 and northwesterly for 500-600 meters. The nearest drill holes to LB-04 are LB-5 located 90 meters southeast (assays pending), and LB-02 located 350 meters northwest. The company plans to continue working in the area as we feel there is additional information required to properly assess the project. After we receive the balance of the drill assays the company will then develop the next stage of the exploration plan. Additional assays will be made available in due course.

In November 2006, the Company reported an extensive program of mechanical trenching has begun at the Daniel project in Sonora State, Mexico. Trenching will follow-up the successful initial grid soil sampling program. Soil sampling revealed a large gold in soil anomaly measuring 300-by-1000 meters, oriented in a north-northwest direction with an additional 500 meter "arm" striking to the northeast from the center of the anomaly. The main anomaly is centered on the 100-plus year-old Coronela gold mine area where sampling of old test pits returned gold and silver values. The most highly anomalous gold values on the main soil grid roughly follow the interpreted thrust contact between intrusive and volcanic rocks as well as crosscutting vertical structures that are thought to be feeders for the gold system. Soil sampling continued during October-November 2006 prior to trenching, adding additional lines to the grid to tighten up targeting and to extend and close off portions of the soil anomaly in the northeast and southern portion of the main grid. Results received to date from new southern lines indicate areas of anomalous gold and arsenic values close to the old "Sierrita" workings where reconnaissance sampling of an old adit on a one meter vein returned gold and silver values. Additionally, lines have been added to the "North Grid" which is offset to the west from the main grid to follow the thrust contact. The last sample located at the northeastern corner of this grid showed gold in hematitic soil. Lines have been added as well as extended eastward in this area to determine the size of the anomaly. This area known as the old "Morita Ranch area" has workings which follow high angle veins rather than the shallowly dipping thrust fault veins as seen at Coronela and Sierrita.

In November 2006, the Company provided an update of its exploration activities in Northwestern Mexico. During the past quarter, Pediment had greatly expanded its technical staff, adding three geologists and numerous field assistants and outside specialist consultants. The Company is and expects to continue to be active on several projects simultaneously for the foreseeable future. Pediment is subject to the same delays in receiving assay and analytical results that plague the entire sector but will press ahead with field-work while results are awaited. With over 4000 samples in or en route to the lab and new sampling programs ongoing, the Company will have a heavy reporting schedule going forward. Sample preparation and shipping has been completed for the nine-hole drill program on the Lista Blanca zone at the Caborca copper project. Results for the first three holes were reported earlier and the remainder will be released as soon as available. One of the most significant findings from this drill program was a reclassification of the Lista Blanca zone as hydrothermal breccia and the presence of porphyry dykes hosting or proximal to areas of higher copper and gold grades. Pediment believes these findings enhance the potential of the large porphyry targets beneath the valley to the east and southeast of Lista Blanca ridge. A follow-up program to pursue these targets is being developed. Mechanical trenching has begun at the Daniel project on the Mojave-Sonora Megashear. Trenches are being cleaned, mapped and sampled while the bulldozer and excavator work on creating new exposures. Ten or more large trenches are planned at Daniel, after which the equipment will move to the Texson project. Trenching at Texson is designed to assess the Texson Ridge silver target, a 700-meter long silver in soil anomaly discovered by Pediment earlier this year. Both of these trenching programs should be finished and results reporting begun before year end. At Baja Sur, a geophysical crew from Durango Geophysics of Durango Colorado is mobilizing and will start in December 2006 on a pole-dipole Induced Polarization (IP) survey to the north of the Company's existing Colinas resource. This survey will define and extend the Reconnaissance IP anomalies generated earlier this year. The survey will be conducted on a number of the lines that were recently soil sampled by Pediment. Results of the survey will be combined with geochemical results from 3600 soil samples currently in the lab. It is expected that a number of new drill targets will be defined by these programs. Testing will focus on both flat lying shears and steeper feeder structures that are expected to yield higher grades.

To that end, Pediment is pleased to report that it has signed agreements with Diamond Drilling Consultants of Spokane, WA for a core-drilling program at Baja Sur. The initial contract is for a minimum of 3000 meters and is extendible at Pediment's election. Drilling equipment is en route and expected to arrive at San Antonio BCS in December 2006. Drilling is expected to begin in 2007 when new geochemical and IP results have been compiled and interpreted. The initial focus of the drilling will be completing holes required bring the current Colinas mineralization to 43-101 standards followed by expansion testing and testing of new target areas.

In December 2006, the Company signed an agreement with Inmet Mining that will allow Inmet to explore for copper gold porphyry deposits on Pediment's Caborca project. The agreement allows Pediment to continue to focus on project acquisition and development of its extensive gold and silver holdings while Inmet funds work towards the discovery of porphyry mineralization at Caborca. The Lista Blanca ridge area that Pediment recently completed an initial drill program on is excluded from the agreement. Pediment will be the initial operator of the project. Pediment has granted Inmet an option to earn up to 70% of the Caborca copper project in return for payments of $250,000 and exploration expenditures of $5,000,000 over four years. Inmet is expected to complete due diligence within two months and, on notice, pay $50,000 and commit to $100,000 in exploration expenditures within six months. Pediment will be the initial operator for the project. Upon earning its 70% interest, a Joint Venture between Pediment and Inmet will be formed, with each party paying their pro-rata share of ongoing expenses. Pediment may elect not to contribute and have its interest ultimately reduce to sliding scale copper and gold Net Smelter Return royalties. At current copper and gold prices, the copper royalty would be 3% and the gold royalty 2%. The agreement is subject to regulatory approval. Pediment and Inmet have agreed that the next stage of exploration at Caborca will be a pole-dipole IP survey that will be used to better define the reconnaissance IP targets and estimate depths of mineralization. A deposit like Ajo would have low total sulfide content with bornite and chalcopyrite as the principle copper sulfides and a surrounding pyrite zone. IP was designed to detect this type of mineralization. A moderate to strong anomaly would be expected for porphyry copper sulfide mineralization and its surrounding pyritic halo. The survey will be carried out by Durango Geophysical Operations once they have completed the IP survey now underway on Pediment's Baja Sur project. It is expected the survey will take place early in 2007 and will be followed by a drill program of approximately $250,000 to test the refined targets, if warranted, in year one.

In December 2006, the Company announced that the program of tractor and backhoe trenching has been completed on the Daniel project. The Daniel concessions are located west of Caborca, Sonora Mexico. Nine trenches were excavated to provide bedrock exposure within the main gold and arsenic in soil anomaly in the centre of the grid area known as the Coronela Mine area. East-west oriented trenches ranging in length from 136-to-485 metes were dug at 100-meter intervals within the anomaly area. Trench locations roughly correspond to existing gridlines, starting at line 209N in the south and ending at line 217N in the north. Seven of the trenches have been rock sampled so far and the remaining two should be completed shortly. Roughly 900 rock samples will be taken from the trenches during this program; several groups of samples have been sent to the lab and results will be reported when received. As part of the current program, a number of soil lines and line extensions were added to the north and south in order to investigate anomalous values on the edges of the previous grid. Six lines were added at 100-meter intervals at the south end of the grid. Results from the new lines indicate an additional gold anomaly extends through the new lines and continues open to the south. The anomaly is roughly north-northwest oriented and aligned with the main Coronela anomaly where the trenching took place. Several lines were also added on the north and northwest part of the grid.

Arsenic results have been received for all the new lines in this area; gold results are still pending for four lines. The arsenic results show a new 350-meter-long anomaly in this area with the same orientation, but offset to the west. The zones of anomalous soil geochemistry follow the mapped exposures and projected surface trace of one or more low angle thrust faults which are often the contact between dacitic volcanics and granodiorite porphyry on the Daniel concessions. This geological and structural environment in the Daniel concession is analogous to the La Herradura Mine and Noche Beuna deposit located 45 and 22 kilometers respectively to the northwest within the Mohave-Sonora Megashear.

In early January 2007, the Company signed agreements to acquire a 100% interest in the Juliana project located in the Mulatos-La India camp, Sonora Mexico. The Juliana concessions, which total approximately 700 hectares, are located between recent discoveries at La India by Grayd Resource Corp. and the producing Mulatos gold mine owned by Alamos Gold. The Juliana property is located about 6 kilometers west of the Mulatos open-pit, heap-leach gold mine. Past work at Juliana includes surface sampling and drilling. Prior drilling at Juliana consisted of 16 short percussion drill holes and five core holes that targeted a northerly-trending gold mineralized structure referred to as the "Main Feeder Fault". Surface sampling prior to drilling returned a number of encouraging samples from this structural zone. Pediment's due diligence sampling in the same area also returned encouraging gold values over one-to-three-meter sample lengths. Pediment was drawn to the camp based on recent exploration successes by both Grayd and Alamos in stratigraphically- (rather than structurally) controlled gold zones. Gold zones with stratigraphic controls have the potential for rapid resource growth to large size with exploration success. Our geological review of the targets at Juliana indicate a stratabound, epithermal gold-mineralized zone may exist within a complex set of parallel block faults. Prior work at Juliana focused only on the Main Feeder Fault, a steeply dipping structural zone, whereas Pediment is focusing on stratabound mineralization. The structural zone was an obvious target based on high surface-gold grades in channel samples and the scattered presence of visible native gold within gambusino workings confined to the Main Feeder Fault structure. The Juliana option includes complete access to a multi-element analytical database of existing information including the drill holes with continuous down-hole analyses, about 1000 rock chip and channel samples, and more than 1325 soil samples. This database, combined with additional data collected by Pediment, provides a sound foundation for targeting and testing new stratabound gold targets with multi-million-ounce gold potential in this highly prospective gold district. Pediment geologists are currently analyzing the database and planning follow-up sampling and permitting. The Company expects to be able to rapidly advance the Juliana project to drill stage in the next few months. The agreement between Pediment's Mexican subsidiary and three private Mexican owners covers three concessions; Juliana, Juliana 1, and Juliana 2 totaling 700 hectares. The agreement calls for an initial payment of US$30,000 and total payments of US$800,000 over four years. The majority of the purchase price falls in the fourth year. On completion of the payments Pediment will own 100% of the project, with the vendors retaining a 1.0%-1.5% royalty, depending on the size of any NI 43-101 compliant mineable reserve discovered on the property. The Juliana acquisition adds a third major gold district to Pediment's areas of active exploration. These are, in addition to Mulatos, the Caborca-Megashear region (Daniel concessions), and Baja California Sur (Las Colinas).

In late January 2007, the Comapny announced that Inmet Mining Corp completed due diligence on the Caborca copper project, made the initial $50,000 payment and approved the Phase I program and budget. Inmet's ratification of the Option Agreement commits it to $100,000 in spending at Caborca within six months. Phase I will consist of a program of linear pole-dipole IP in areas where earlier reconnaissance IP discovered two large chargeability anomalies. This survey will confirm and define the anomalies in sufficient detail to target follow up drilling. The IP program will be carried out by Pediment's geophysical contractor Durango Geophysical Operations ("DGO"). DGO just completed an extensive program of IP surveys on the Baja Sur project and will mobilize immediately to Caborca. Interpretation of the Baja Sur surveys is expected in February 2007 and details of that work will be announced when received by the Company. The IP surveys at Caborca are expected to take three-to-five weeks to complete. Upon the receipt of favorable results, Inmet and Pediment will finalize drill hole locations to test the anomalies. Drilling would then proceed as soon as a suitable drill rig can be obtained.

Phase I and Phase II Exploration Programs
The total Phase I budget for the Daniel, Caborca and generative reconnaissance is estimated at US$500,000, including a 4% contingency. A Phase II budget that includes several drill programs is estimated at US$800,000.

Pediment proposes to continue regional exploration in Northern Sonora for precious metals deposits related to thrust faults and the Sonora Mega-shear. The Daniel Project proportion of the Phase I program is budgeted at $92,600, including soil sampling. The Caborca Project is considered an advanced stage property and although IP and soil sampling are required to further define drill targets the Phase I budget also includes diamond drilling and metallurgical testwork at an estimated cost of $296,250. Other exploration and general work in Sonora, Mexico, is budgeted for US$111,150 in Phase I.

The Phase II budget includes additional drilling on Daniel and Caborca as warranted in addition to work on Baja California Sur (Las Colinas) and Texson. For Baja California Sur (Las Colinas), the Echo Bay data may be acquired. If the assay data can be verified and the database validated, than a NI 43-101 compliant resource may be estimated. The Echo Bay drill holes should be resurveyed to ensure that the coordinates are in the proper UTM system. The Company proposes an exploration and development program that consists of an expanded IP resistivity and soil surveys over the area north of the resource. Elsewhere on the property, a regional mapping and sampling program is proposed to evaluate other historical showings and prioritize drill targets. The Texson, Mel & Manual properties require soil and IP surveys to define initial drill targets.

United States vs. Foreign Sales/Assets
The Company has generated no sales revenue since incorporation.

At 9/30/2006, $4,709,476 and $1,134,449, respectively, of its assets were located in Canada and Mexico. At 9/30/2005, $453,031 and $445,409, respectively, of its assets were located in Canada and Mexico.

4.C. Organization Structure
The Company is incorporated under the laws of British Columbia, Canada.

The Company currently has two wholly-owned subsidiaries:
a. Compania Minera Pitalla, S.A. de C.V.
    Incorporated in Mexico on 8/13/2002
    Acquired on 9/29/2005.
b. Pediment Exploration Mexico S DE RL DE C,V,
    Incorporated in Mexico on 3/23/2005

4.D. Property, Plant and Equipment
The Company's executive offices are located in leased premises of approximately 440 sq. ft. at 905 West Pender Street, #300, Vancouver, British Columbia, Canada V6C 1L6. The Company began occupying these facilities in September 2005. The Company rents office space on a month-to-month basis with no annual commitment.

Pediment Exploration Ltd. (the "Company") is a mineral exploration company. Its main focus is on exploring seven gold/silver/copper projects in Mexico: Daniel; Texson; Manuel & Mel; Caborca; Valenzuela Silver; Cochis Gold; and Baja California Sur.

The Company's exploration properties are without a known body of commercial ore and all proposed programs are an exploratory search for ore.

Geology of Northwestern Sonora
The Company's exploration programs are conducted under the direction of geologist Melvin Herdrick, MSc (Registered Professional, Washington State), who is a qualified person within the definition of National Instrument 43-101; and, except where otherwise noted, is the person responsible for the technical disclosure in this document relating to the Company's Mexican properties.

Texson, Manuel & Mel, Daniel, and Caborca Properties
The geology of Northwestern Sonora is similar to the Basin and Range province of the western United States, characterized by parallel northwest-trending ranges and wide alluvial valleys. Basement rocks include Precambrian gneisses, and granites overlain by early-to-mid-Proterozoic quartzite schists and gneisses intruded by diorites. Younger Proterozoic quartzites and limestones, Paleozoic and Mesozoic carbonate rocks and Mesozoic volcanic rocks, clastic and carbonate sedimentary rocks overlie the basement. Mesozoic plutonic rocks and Tertiary extrusive and intrusive rocks related to Sierra Madre Occidental volcanic activity are widespread.

Ayala and Clark (1998) summarize the tectonic events as follows: "The principal tectonic events include granite intrusions in Middle Proterozoic time, thrusting of the Paleozoic sediments in Late Mississippian and Late Permian-Early Triassic, Mid-to-Late Jurassic activation of the Mojave–Sonora megashear (MSN), Late Cretaceous thrusting followed by low-angle detachment thrusts in the Mid-Tertiary followed by Basin and Range high-angle faulting and development of the Gulf of California in Late Miocene time".

Northwest-trending faults and low angle shears related to thrust or detachment faults possibly related to the MSN are common structural features. The MSN is a wide-shear zone that separates two terranes of slightly different Precambrian ages, the North American Terrane, correlative with the adjacent parts of Arizona, and the older Caborca Terrane to the west. Numerous disseminated low-grade gold deposits are associated along this northwest trending zone that is characterized by Jurassic magmatic arc assemblages, the trace of the MSN and northeast regional thrusts. Host rocks for the gold mineralization include Proterozoic gneisses, Paleozoic sedimentary rocks, and Cretaceous clastic and carbonate rocks.


Pediment Exploration Limited
NW SONORA
REGIONAL GEOLOGY
Figure 13
Roscoe Postle Associates Inc. , June 2004
N
ARIZONA
SONORA
MEL, MANUEL PROPERTY
DANIEL PROPERTY
CABORCA PROPERTY
Golfo de California
Puerto Peñasco
Sonoyta
Ajo
Why
Quijotoa
Sells
Caborca
Miles
Kilometers
Map Units
Quaternary Sediments
Quaternary Basin
Tertiary Sediments
Tertary Volcanics
Mesozoic Igneous Rocks
Jurassic Igneous Rocks
Triassic Sedimentary & Igneous Rocks
Paleozoic Rocks
Precambrian Rocks
Data Sources

<u>Daniel Project</u>
<u>100%-Owned Gold Exploration Property</u>
<u>Sonora, Mexico</u>

<u>Acquisition Details</u>
The Daniel Project was acquired pursuant to the aforementioned purchase of Pitalla in September 2005.

<u>Property Description and Location</u>
<u>Accessibility, Climate, Local Resources, Infrastructure and Physiography</u>
The Daniel Property consists of four concessions: Daniel, Daniel #1, Daniel #3, and Daniel #4. The property is located 40 kilometers northwest of the city of Caborca, Sonora, Mexico. The concessions total 2350 hectares.

The property is reached by 15 kilometers of good dirt roads south of Tajitos from Highway #2 north of Caborca. Most of the concession can be reached by dirt roads, although parts of Daniel #4 have poor road access.

The climate is arid and hot, with an average temperature of 23°C, with lows of 8°C and highs of 38°C. Precipitation averages 240 millimeters, most of it occurring during the period July to September. Vegetation is typical of the Sonora desert and consists of numerous varieties of thorny desert cacti, such as saguaro and cholla, small shrubs and bushes, including manzanilla, mesquite, ironwood, cat claw and palo verde.

Supplies and equipment are available in Caborca, a city with a population of 120,000. Local labor is available in the nearby villages. Power and water are readily available. Although Caborca has an airport, the nearest scheduled air service is available at Hermosillo which has direct flights to the United States and other Mexican cities.

The property is characterized by gravel pediment and low rounded hills rising 100 meters above the average elevation of 250 meters ASL.

<u>Local and Property Geology</u>
The Daniel Concessions are underlain by a light grey to brown, weakly metamorphosed Mesozoic rhyodacite. The rhyodacite may show laminar features but is usually massive and dense containing phenocrysts of quartz and feldspar with minor biotite. It exhibits weak sericitic alteration associated with fine quartz veinlets. Sills and dykes of andesitic composition are occasionally present. A low-angle thrust-fault-complex that is cut by high-angle faults dominates the structural setting within the central part of the Daniel Concessions. The mylonite zone contains breccia and local silicification over thicknesses of up to 25 meters. The zone continues about one kilometer further north from the Coronela area. To the south it appears to have been down dropped. Many north-to-south and northwesterly trending silicified fault zones are observed cutting both upper and lower plates of the thrust. The thickness of the thrust zone and textures in the Coronela area indicates that the thrust has multiple planes and brecciated areas along the thrust planes.

<u>Prior Exploration</u>
Historically the area is known as the Coronela District. Old workings are found at the Coronela Mine, Sierrita Mine and Morita Mine. The main focus as evidenced by the older prospecting within the concession area was on veins hosted in the Mesozoic rhyodacites. All workings are very old, and most are partly caved. No water was observed in any of the workings. The historic workings were re-examined by Independence Mining in the early 1990s that carried out mapping, hand trenching and blasting. The results of this work are not currently available. In 1995-1996, Hecla Mining carried out an exploration program in the northwest part of the property and completed five drill holes investigating high-grade quartz veins. The data is not currently available.

Prior to its acquisition in July 2005, Pitalla had not carried out any systematic exploration on the property; and their work was limited to compilation and limited rock sampling. Composite grabs were taken from the dumps and representative chips were taken from outcrops. Pitalla conducted reconnaissance level rock sampling over the property with representative chips taken from outcrops and veins. Where possible the veins were sampled by taking a chip channel across strike. Each sample was described and located using a GPS. During a site visit, four samples were taken from the various dumps and trenches on the property. The samples were prepared, and then assayed using standard assay techniques. Gold was determined using a 30-gram fire-assay with atomic absorption (AA) finish. Silver was determined by a four-acid digestion and AA-finish. The samples indicate the presence of gold and silver and substantiate the general tenure of the mineralization.

Texson Project
100%-Owned Gold Exploration Property
Sonora, Mexico

Acquisition Details
The Texson Project was acquired pursuant to the aforementioned purchase of Pitalla in September 2005.

Property Description and Location
Accessibility, Climate, Local Resources, Infrastructure and Physiography
The property consists of three concessions: Texson #1, and two internal fractions, Texson #2 and Texson #3 centered on historical workings. Four concessions [San Jose, La Cava, Porvenoir and Porvenoir #2], internal to Texson #1, are owned respectively by un-related third parties. The concessions total 7,207 acres.

The property is located 150 kilometers northwest of Hermosillo in the State of Sonora, Mexico.

Access to the property is by a well-maintained dirt road south of the village of Trincheras, 40 kilometers to the northeast. Trincheras, accessed by paved roads, is 20 kilometers south of Highway #2 which connects Santa Anna and Caborca. Trincheras is on a rail line and a 230 kV electric transmission line crosses the area between the property and Trincheras.

Adequate water should be available as irrigation is common throughout the Rio Magdalene Valley. The climate is arid and hot, with an average temperature of 23°C, with lows of 8°C and highs of 38°C. Precipitation averages 240 millimeters, most of it occurring during the period July to September. Vegetation is typical of the Sonora desert and consists of numerous varieties of thorny desert cacti, such as saguaro and cholla, small shrubs and bushes including manzanilla, mesquite, ironwood, cat claw and palo verde.

Supplies and equipment are available in Caborca, a city with a population of 120,000. Local labor is available in Trincheras, population 500, and other nearby small towns. Although Caborca has an airport, the nearest scheduled air service is available at Hermosillo which has direct flights to the United States and other Mexican cities.

The property is characterized by gravel pediment and low rounded hills rising 50 meters above the average elevation of 700-meters to 800-meters ASL.

Local and Property Geology
The area is underlain by Precambrian gneisses and younger coarse to medium grained granite. Paleozoic limestone and shales lie in low-angle fault contact at several locations on the concession. The sediments have variable dips of up to 70O and are folded with northwest-trending axes. Triassic to Jurassic andesitic to dacitic volcanic rocks and breccias locally overlie the sediments. Low-angle thrust faults truncate and juxtapose the younger rocks with the lower plate rocks. These low-angle structures are considered the result of compressive stresses that formed the regional thrust belt (megashear zone). Later northeast trending high-angle structures that cut the thrust zone, are often associated with mineralization. At the Texson ridge, thrust faults have cut the ridge at low angles in several stacked repetitions and quartz stockworks are developed above and below the thrusts. Near-vertical structures occupied by silicified breccias have seen minor underground development in the past.

Prior Exploration

Records of previous mining activity are sparse. Development of the placers began in the early 1800s and continues today. Minera Secotec S.A. De C.V., an Australian-owned company, carries out dry-washing placer mining in an area five kilometers northeast of the Texson concessions. Previous work on the precious metal veins is evidenced by trenching and shallow workings of unknown age. Phelps Dodge Mining Company (PD) carried out a property examination of the area in 1982 and samples from the Calerita vein returned gold/silver/lead/zinc mineralization. Dump samples from Los Olivos returned gold/silver mineralization, accompanied by minor base metals. Pitalla reports that in 1995, Hecla Mining carried out a stream sediment bulk leach extractable gold (BLEG) survey and a regional mapping program. No follow up was carried out on the resulting BLEG anomalies.

Prior to its acquisition in July 2005, Pitalla had not carried out any systematic exploration on the property and their work was limited to compilation and limited rock sampling. The 25 samples received to date range from trace gold and silver up to material gold/silver mineralization. Lead and zinc values were observed. Three of the more encouraging samples are from the Calerita vein that is located on the El Porvenoir claim very close to the boundary of the Texson Fraction #2 but which dips onto the Texson property.

Pitalla conducted reconnaissance level rock sampling over the property. Composite grabs were taken from the dumps and representative chips were taken from outcrops and veins. Where possible, the veins were sampled by taking a chip channel across strike. Each sample was described and located using a GPS.

During a site visit it was noted that the current owner of the San Jose claim, an internal holding, had a diamond drill on site and had installed a temporary hoist over the shaft; nobody was on site during the visit to the area. During the site visit, six samples were taken from the various dumps and trenches on the property. The samples were prepared and assayed using standard assay techniques. Gold was determined using a 30-gram fire-assay with atomic absorption (AA) finish. Silver was determined by a four acid digestion and AA finish. Samples that assayed greater than 100 g/t silver were rerun. Samples that returned greater than 10 g/t gold were rerun using fire assay with gravimetric finish. The samples indicate the presence of gold and silver and substantiate the general tenure of the mineralization.

Manuel & Mel Project
100%-Owned Gold Exploration Property
Sonora, Mexico

Acquisition Details
The Manuel & Mel Project was acquired pursuant to the aforementioned purchase of Pitalla in September 2005.

Property Description and Location
Accessibility, Climate, Local Resources, Infrastructure and Physiography
The two concessions are located 110 kilometers northwest of Caborca, just west of Highway #2. The concessions total 2,879 acres.

Property Description and Location
Accessibility, Climate, Local Resources, Infrastructure and Physiography
The properties are located 8 kilometers west of the Highway #2, 40 kilometers south of Sonoita, which is on the border with Arizona. Gravel and dirt roads provide access to the property from the highway.

The climate is arid and hot, with an average temperature of 23°C, with lows of 8°C and highs of 38°C. Precipitation averages 240 millimeters, most of it occurring during the period July to September. Vegetation is typical of the Sonora desert and consists of numerous varieties of thorny desert cacti, such as saguaro and cholla, small shrubs and bushes, including manzanilla, mesquite, ironwood, cat claw and palo verde.

Supplies and equipment are available in Sonoita, 40 km to the north or Caborca, 110 kilometers southeast. Local labor is available in the nearby villages. Power and water are readily available from Quitovac. The nearest scheduled air service is available from Tucson or Hermosillo which has direct flights to the United States and other Mexican cities.

The property is characterized by gravel pediment with hills rising as high as 600 meters ASL, above the average elevation of 350 meters ASL.

Local and Property Geology
The properties were acquired on the basis of the geological similarity to the nearby Quitovac mine. The properties are underlain by Precambrian granite intruded by andesitic dikes. A medium-to-fine-grained biotite granodiorite of Mesozoic or Tertiary age intrudes the Precambrian granite and is exposed at lower elevations. A down-dropped basin filled with rhyolitic volcanic rocks underlies the eastern part of the Manuel concession and Tertiary gravels.

Prior Exploration
There is a decline of unknown age on a quartz vein on the Mel Concession. The Manuel Concession includes the former La Negrita Mine and several other old prospects, including the remnants of a stamp mill. La Negrita developed a one-to-three meter quartz vein hosted by a black andesite. Past production is unknown. Hecla held the concessions in the early 1990s. On the Mel Concession, Hecla drilled four holes to test the quartz vein that had been developed in the past. Results of the drilling are not available.

Prior to its acquisition in July 2005, Pitalla's work consisted of compilation and reconnaissance level rock geochemical sampling. One sample, Mlu-1 is located five meters above the vein described previously on the Mel Concession. The remainder of the samples are from Manuel Concession. Composite grabs were taken from the dumps and representative chips were taken from outcrops and veins. Where possible, the veins were sampled by taking a chip channel across strike. Each sample was described and located using a GPS.

<u>**Caborca Project**</u>
<u>**100%-Owned Silver/Copper/Gold Exploration Property**</u>
<u>**Sonora, Mexico**</u>

<u>Acquisition Details</u>
The Caborca Project was acquired pursuant to the aforementioned purchase of Pitalla in September 2005. Pitalla originally staked 600 hectares covering exposures of oxidized copper mineralization in replacement and skarn zones. Based on recent work, the project has been expanded to almost 14,000 hectares to contain areas prospective for discovery of porphyry mineralization.

<u>Property Description and Location</u>
<u>Accessibility, Climate, Local Resources, Infrastructure and Physiography</u>
The Caborca property consists of three separate concessions: Pitalla, Diana, and Martha. The concessions are located within 25 kilometers of Caborca, Sonora. Each concession covers a particular prospect. The concessions total 1,647 acres.

<u>Property Description and Location</u>
<u>Accessibility, Climate, Local Resources, Infrastructure and Physiography</u>
All of the properties are within several hundred meters of paved roads close to the city of Caborca.

The climate is arid and hot, with an average temperature of 23°C, with lows of 8°C and highs of 38°C. Precipitation averages 240 millimeters, most of it occurring during the period July to September. Vegetation is typical of the Sonora desert and consists of numerous varieties of thorny desert cacti, such as saguaro and cholla, small shrubs and bushes, including manzanilla, mesquite, ironwood, cat claw and palo verde.

The property is characterized by gravel pediment with the hills rising 300 meters above the average elevation of 250 metersASL. All of the showings and past workings are exposed on the lower slopes of the range.

Supplies and equipment are available in Caborca, a city with a population of 120,000. Local labor is available in the nearby villages. Power and water are readily available. Although Caborca has an airport, the nearest scheduled air service is available at Hermosillo which has direct flights to the United States and other Mexican cities.

<u>Local and Property Geology</u>
The hill rising above the pediment on the Pitalla Concession is underlain by Cretaceous granite and inter-bedded Cambrian quartzite and limestone that has been locally altered to various types of skarn. The typical skarn contains garnet, wollastonite, epidote and copper oxides. The distal skarn-type replacement mineralization has been extensively oxidized. A major fault structure that strikes northwest through the limestone close to the granite contact contains the high-grade copper oxide mineralization associated with local silicification. The Diana Concession is underlain by a contact skarn zone forming a roof pendant within Cretaceous-Tertiary granite. The skarn contains copper and minor zinc minerals. The limestone/quartzite sequence strikes 160O, dips -50O west. A considerable number of trenches and open cuts provide evidence of previous small-scale mining. The Martha Concession, underlain by similar geology to the other concessions, is a small high-grade copper skarn occurrence that has seen limited production in the past.

Prior Exploration

All three concessions have seen limited historical mining. The Lista Blanca Mine on the Pitalla Concession was worked by the Caborca Mining and Development around 1953. The mining was centered on exposures on the lower slopes of the hill over an 80 meters vertical extent. Five ore bodies are reported to occur along the footwall of the Lista Blanca fault and were developed by a 150-meter drift, two shallow shafts and a 100-meter shaft. Access to the drift is by a 40-meter tunnel from the side of the hill. Numerous open cuts are also visible. The ore was treated in a 300 TPD flotation mill but due to poor recoveries, production ceased early on.

Prior to its acquisition in July 2005, Pitalla had not carried out any systematic exploration on the property and their work was limited to data compilation, rock sampling and limited preliminary metallurgical testwork. Additional samples taken from the Lista Blanca Mine in Fall 2004 were submitted for leach tests.

Pitalla conducted reconnaissance level rock sampling over the property. Composite grabs were taken from the dumps and representative chips were taken from outcrops and structures showing visible copper. Each sample was described and located using a GPS.

The samples taken by Pitalla were sent to recognized laboratories. No special security measures were taken. Copper and silver were assayed using aqua regia acid digestion and either AA or ICP finish. Total copper was reported. Gold was determined by standard fire assay methods (Chemex) or aqua regia digestion and ICP finish (ACT). Acid soluble copper was determined by sulphuric acid leach methods. The laboratory uses a hot sulphuric leach.

During a site visit, two samples were taken, as the copper oxides were clearly visible in all the outcrops. Visually verified was the presence of visible gold found in one of the open cuts on the Pitalla Concession. The samples were prepared and shipped to a Vancouver, British Columbia, Canada, laboratory for assay using standard assay techniques. Gold was determined using a 30-gram fire-assay with atomic absorption (AA) finish. Silver was determined by a four acid digestion and AA finish. Copper samples were assayed using acid digestion with AA finish. Copper analyses above 1% were rerun. The samples indicate the presence of copper accompanied by gold, and silver and substantiate the general tenure of the mineralization as reported by Pitalla. Sample M180750 included rocks with visible gold.

Samples were sent to a Spokane, Washington, USA, laboratory for bucket leach tests in early 2004 to determine acid soluble copper and recoverable silver using cyanide. For the bucket leach tests the sample is submerged in the acid and checked on a daily basis for free acid. If required, the bucket is drained and the acid replaced. The copper present in the acid is measured using AA techniques. A pulverized sample from the dumps on the Pitalla Concession indicated material copper/silver mineralization. Numerous samples indicated material copper/silver mineralization with gold present. Additional testing was recommended.

Valenzuela Project (El Valle)
Gold-Silver Exploration Property
Sonora, Mexico

Acquisition Details
The El Valle concession portion of the Valenzuela Project was acquired pursuant to the aforementioned purchase of Pitalla in September 2005. Surrounded by the aforementioned El Valle concession, the two exploitation concessions (The San Martin concessions) were held under an Option to Purchase dated in 2002. It was agreed to reinstate the original intent with a new agreement that was signed in January 2006. The Company plans to finalize the acquisition of the San Martin concessions but there is no guarantee that they will be successful.

Property Description and Location
Accessibility, Climate, Local Resources, Infrastructure and Physiography
The properties are located 100 kilometers southeast of Cananea in the state of Sonora, Mexico.

A paved road runs through the Groupo Mexico's La Caridad open pit porphyry copper mine and mill facility east of Nacozari de Garcia. From there a 20 kilometer gravel road runs to the village of San Juan Del Rio. The property is a further 10 kilometers beyond the village by a dirt road.

The climate is arid and hot, typical of the Sierra Madre, with an average temperature of 18°C, with lows of 10°C and highs of 34°C. Precipitation averages 550 millimeters, most of it occurring during the period July to September. Snowfall is common in December and January but does not remain for long on the ground. Vegetation is typical of the foothills of the Sierra Madre and includes oak and pine forests.

Supplies and experienced miners are available in the nearby mining community of San Juan Del Rio, population 350, and Cananea, a mining community with a population of 30,000, located 100 kilometers to the north. Power and water are readily available. The nearest scheduled air service is available at Hermosillo which has direct flights to the United States and other Mexican cities.

The property is characterized by rugged hills, with elevations ranging from 900 meters ASL to 1180 meters ASL.

Regional Geology
The property is located within the Sierra Madre Occidental Mountains which are characterized by two distinct packages of volcanic rocks: one group of early Oligocene age (28 to 36 million years old), which are unconformably overlain by younger rocks of Miocene age (18 to 24 million years old). Underlying these volcanic rocks are Paleozoic to Cretaceous sediments and locally Precambrian granite. The Oligocene-age formations are known as the Lower Volcanic Group, and consist mainly of andesitic volcanoclastic rocks. They are generally massive in nature and show extensive propylitic alteration. The upper members towards the contact with overlying Miocene volcanic rocks tend to become more felsic and thick beds of rhyodacite and rhyolite are found intercalated with andesites and dacites. A period of explosive volcanism laid down andesite and dacite tuffs and agglomerates that are overlain by the Upper Volcanic Group, consisting of Miocene age flows and tuffs that show well-defined bedding and form the high cliffs that characterize the landscape. Normal extensional faulting has created a series of large, gently dipping blocks with almost no signs of alteration. The Sierra Madre Occidental Province is host to some of the largest precious metal districts in Mexico, including, Delores, Ocampo, Batopilas, Tayoltita, and recent discoveries such as La Ciénega and El Sauzal. Mineralization in all of these districts is found in the Lower Sequence.

<u>Local and Property Geology</u>
The property is underlain by early Cretaceous to Tertiary intermediate volcanic flows and tuffs that are part of the western margin of the Sierra Madre. In the area of the mine, the volcanic flows are intruded by a Tertiary rhyolite plug (Figure 24). Locally, the earlier volcanic rocks are overlain by the later capping Upper Group volcanic rocks of the Sierra Madre.

<u>Prior Exploration</u>
Production from the Valenzuela Mine began in the 1950s and extended over a five-year period with the mill located near San Juan Del Rio. Minor production also occurred from the nearby Amelia Mine. In the early 1980s Groupo Mexico drilled two or three holes on the top of the ridge to investigate the potential of the vein as a precious metal-bearing silica flux. Results of the drilling are unknown.

Prior to its acquisition in July 2005, Pitalla carried out limited reconnaissance sampling in 2002. An independent sampling program was carried out by SilverCrest Mines Inc. (SilverCrest) in December 2003. SilverCrest assays consisted of both underground and surface samples. Nine of the 48 samples assayed above 0.05 g/t gold or 15 g/t silver. These results suggest the higher silver values are generally limited to the veins.

Pitalla conducted reconnaissance level rock sampling over the property. Composite grabs were taken from the dumps and representative chips were taken from outcrops and veins. Where possible the veins were sampled by taking a chip channel across strike. Each sample was described and located using a GPS. SilverCrest samples were taken by an independent Qualified Person. Underground samples consisted of 1-meter to 2-meter wide chips taken along the wall of the drift. Surface samples were taken across the vein or structure.

Pitalla samples were prepared in the ALS Chemex facility in Hermosillo and sent to Vancouver, British Columbia, for assay. Standard fire assay procedures, 30-gram sample, with AA finish were used for the gold assays. Silver assays were carried out using aqua regia digestion with an ICP finish. No special security measures were taken. SilverCrest samples were assayed at Chemex in Vancouver using standard fire assay procedures. Sampling by an Independent Qualified Person contracted by SilverCrest substantiates the presence of gold and silver values.

Cochis Gold Project
100$-Owned Gold Exploration
Sonora, Mexico

Acquisition Details

The Cohis Gold Project was acquired pursuant to the aforementioned purchase of Pitalla in September 2005.

Property Description and Location
Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Cochis project was staked in 2004 and consists of a single concession, El Toro, which is 250 hectares in area. A 30-hectare internal claim held by a third party covers one of the areas of old workings. Cochis is located approximately 70 kilometers northeast of Hermosillo and 15 kilometers from Gaudalupe de Ures which is connected to Hermosillo by Highway #21. Gravel roads and local ranch roads access most areas of the property.

The concession was staked to protect 3.5 kilometers of the Cochis fault, a sheared fault zone that has a number of old workings along its length. Associated structures are stone construction with large trees growing through them, indicating they are at least 100 years old.

The area north of the fault is underlain by quartzites, shales and limestones assumed to be Cretaceous in age and analogous to the sedimentary units hosting the Santa Gertrudis gold deposit further to the north. Most of the sediments but particularly the quartzite have been thoroughly shattered and altered by silica flooding and sericitization over a broad area near the fault. Widespread limonite indicates suphides were placed hydrothermally throughout the altered zone. Within the fault zone area is an intruding porphyry dyke that roughly follows the fault zone. The dyke is also heavily altered and has large amounts of limonite indicating it had a high sulphide content that is now oxidized near surface. The dyke weathers in but was seen in several places and appears to follow the entire fault zone through the property. South of the fault intrusives are more common, with the fault itself the likely boundary.

The Cochis fault zone is complex with at least six different strands and appears to be a large displacement strike-slip fault. The fault channeled the porphyry dike and acted as the conduit for the mineralizing fluids that caused the broad pervasive alteration. Quartz veins are also seen following the fault in several areas and these may have been the target for miners in the past seeking high-grade ores.

Prior Exploration

A number of reconnaissance samples were taken along the fault zone from various structures and alteration areas that averaged about 33 g/t silver and 0.5 g/t gold. In general the area bears many similarities to some sub-classes of the Carlin model, with structurally controlled gold mineralization driven by fault structures cutting sedimentary units and in particular the Getchell model. Gold and silver were strongly anomalous in most samples taken along the 3.5-kilometer strike of the fault covered by the concession. Mineralization is also present in parallel-brecciated fault-zones and cross faults perpendicular to the Cochis fault.

Given the widespread gold and silver values and permissive structural framework of the area Pediment plans to follow up with more detailed mapping and a sampling campaign to highlight areas with the best gold silver concentrations at surface for follow up with trenching, drilling and subsurface sampling where old workings can be accessed,


Pediment Exploration Limited
PROPERTY LOCATION
BAJA CALIFORNIA SUR
Figure 1
Roscoe Postle Associates Inc. , June 2004
LAS COLINAS PROPERTY
MEXICO
MAP AREA
LA PAZ
Gulf of California
Pacific Ocean
24°
22°
110°
0
20 km
San Bartolo
Todos Santos
Cabo San Lucas
San José del Cabo
La Ribera
Santiago
El Sargento
Los Planes
ISLA CERRALVO
Bahia la Paz

Baja California Sur (Las Colinas)
100%-Owned Gold Exploration
Baja California, Mexico

Acquisition Details
The Baja California Sur Project was acquired pursuant to the aforementioned purchase of Pitalla in September 2005.

Property Description and Location
Accessibility, Climate, Local Resources, Infrastructure and Physiography
The Baja California Sur (Las Colinas) property currently consists of two concessions: Cirio and Emily. The concessions total approximately 8,163 acres. They are located in the San Antonio mining district located 40 kilometers southeast of La Paz, Mexico, capital city of the State of Baja California Sur.

The property is easily accessible by improved gravel roads that extend 5 kilometers north-northeast of the town of San Antonio located on Highway No 1. Dirt roads provide access throughout the property.

The climate is arid and hot, with an average temperature of 23°C, with lows of 12°C and highs of 35°C. Precipitation averages 170 millimeters, most of it associated with hurricane systems occurring during the period August and September. Vegetation consists of numerous varieties of thorny desert cacti, small shrubs and bushes, including manzanilla, mesquite, and palo verde.

Local labor is available in the nearby towns and La Paz. The capital city, with a population of about 170,000, is serviced by daily flights from the United States and other cities in Mexico. Electric power is readily available with a 115 kV power line passing through San Antonio

The northern part of the property is characterized by rounded hills rising from the pediment with elevations ranging from 200-meters to 250-meters above sea level (ASL). The southern part is more rugged with elevations from 400-meters to 600-meters ASL.

Regional Geology
The concession is located on the southern tip of the Baja Peninsula within the La Paz crystalline complex dominated by Mesozoic batholiths of intermediate to felsic composition that intruded and metamorphosed early Mesozoic clastic and calcareous sedimentary rocks. A thick sequence of Tertiary volcanic and volcaniclastic rocks crops out west of the La Paz fault. Erosion has removed the meta-sediments and Tertiary volcanic rocks from the Las Colinas area. The south-southeast trending Baja peninsula is cut diagonally by north-south striking range-front faults with grabens thought to be related to the Tertiary extensional environment of the Gulf of California and East Pacific Rise. These faults bound the 20-kilometers to 30-kilometers wide, 100-kilometers long, Todos Santos mineral belt that includes the Paredones Amarillos, El Triunfo and San Antonio mining districts. The El Triunfo and San Antonio districts are related spatially but the Triunfo district is silver dominated while San Antonio is gold dominated with gold to silver ratios of 1:1. Radiometric dating of the intrusives and alteration indicate a Triunfo age of 130 million years and San Antonio about 90 million years. The early mining in both districts was focused on oxidized high-sulphide, high-grade gold-silver veins ranging in width of up to 3 meters with strike lengths of nearly 2 kilometers. The Triunfo veins strike north-northeast and possibly converge with the north-south trending San Antonio vein system on the Las Colinas Property north of the currently defined mineralization.

Local and Property Geology

Outcrop is limited to the hills and low-lying areas of subcrop. Shallow pediment gravels underlie the northern part of the Cirio Concession. Mesozoic intrusive rocks at Las Colinas represent the upper portion of a batholith ranging in composition from gabbro to granite that intrudes early Mesozoic gneiss and schist. Quartz diorite and gabbro are the most common lithologies. North trending west-dipping shear zones comprised of cataclasite and mylonite are present within the intrusives and metamorphic rocks. Post-mineral andesite and dacite dykes intrude the earlier rocks. The shear zones host variable thicknesses of cataclasite and mylonite and dip 30O-to-50O to the west. The cataclasite is a dense competent rock composed of fragments of potassium feldspar and quartz in a matrix of sericite, chlorite and quartz. The mylonite could be described as a finer-grained cataclasite.

Prior Exploration

The Jesuits mined gold and silver in the 1700s from the San Antonio and nearby El Triunfo districts. Old pits and shallow shafts have been noted on the both the Cirio and Emily Concessions. The government geological branch, Consejo De Recursos Minerales (CRM), carried out work in the 1970's consisting of mapping, trenching and limited magnetic and Induced Polarization (IP) surveys which covered portions of the Las Colinas Property. Echo Bay Exploration Inc. (Echo Bay) acquired the concession in the mid-1990s at the same time that they were working on the Paredones Amarillos joint venture, 20 kilometers south. Information on the Echo Bay program is limited to the public documents listed in the Reference section. Echo Bay carried out detailed geological mapping, stream sediment, soil and rock chip sampling, trenching, ground geophysics, airborne geophysics, drilling and metallurgical studies. Drilling of 31 reverse circulation (RC) holes totaling 6,085.5 meters resulted in the estimation of a gold resource. This resource is not classified and is considered a historical resource. It was prepared to industry standards at the time and is considered relevant today. However, it was compiled before the implementation of National Instrument 43-101 reporting standards and independent verification of the data has not been performed. The Company is not treating the historical estimate as National Instrument defined resources or reserves verified by a qualified person and the historical estimate should not be relied upon. The Company believes that approximately 15% of the historical resource is on the adjoining Texcalama Concession to the south that is not currently owned by the Company.

Prior to its acquisition in July 2005, Pitalla had not carried out any systematic exploration on the property and their work was limited to compilation and minor rock sampling on the northern extension of the main zone.

During the mid 1990s, Echo Bay carried out, airborne magnetics, ground electromagnetics, radiometrics and VLF surveys, ground magnetic and IP surveys, soil sampling, trenching, mapping and drilling. A limited amount of the work is available in the public domain. The radiometric survey is reported to have indicated an anomalous potassium and K/Th ratio response associated with the Las Colinas mineralization. The cataclasite is a relative conductor compared to the diorite and granodiorite. A close correlation between the increased polarization response and the sulphides containing the gold mineralization was noted. The IP survey was run using 100-meter dipole spacing on lines spaced 200-meters apart. Additional lines to the north were run using 50-meter dipoles on 200-meter line spacing. Echo Bay concluded that the IP was successful in outlining the mineralization that was still open to the north beyond the IP coverage. Incomplete results from a soil survey also suggest a continuation of the mineralization to the north. Drill holes SA97-120 and SA97-123 confirm the extension of the mineralization to the north.

Echo Bay has completed 31 RC holes totaling 6,085.5 meters. Two cross sections, one through the center of the mineralized body and one to the north illustrate the continuation of the mineralization. Echo Bay reports that the drilling was carried out using RC rigs. Not seen were any RC chip trays, core, or drill logs; but, rock chips commonly found near RC holes were found at the hole collars which had been plugged and labeled by Echo Bay.

The sampling method used by Echo Bay in the collection of the trench samples and the RC drilling is not documented but is assumed to follow standard industry practices as it was carried out in 1996 to 1997, under the supervision of competent geologists.

The sample preparation and analysis procedures used at Las Colinas are not available at the present time. During the Las Colinas drill program, Echo Bay was also carrying out drilling programs at the nearby Paredones project and a sample prep lab had been set up on site. Analyses were carried out by Cone Laboratories in Denver using standard fire assay techniques. The Company's engineering firm author is familiar with this lab and it is considered to have an excellent reputation in the industry. It is assumed that similar methods would have been used during the Las Colinas drilling. There is no record of any particular security measures undertaken by Echo Bay. The Company believes that the sampling and analytical procedures were carried out according to industry standards and that the assay results used in the historical resource estimate are considered reliable and representative of the mineralization on the property.

The Company has not verified the database used in the historical resource estimate. During a site visit, eight samples were taken from the various dumps and trenches from the area explored by Echo Bay. In addition, three samples were taken from old workings within several hundred meters of the highway on the south part of the Cirio concession south of San Antonio. The samples were prepared, and then assayed using standard assay techniques. Gold was determined using a 30-gram fire assay with atomic absorption (AA) finish. Silver was determined by a four-acid digestion and AA finish. Although direct comparisons with the Echo Bay sample results are not possible as the Company does not have access to the detailed Echo Bay data, the samples indicate the presence of gold and silver and substantiate the general tenure of the mineralization.

Echo Bay had metallurgical testwork carried out. Two samples of RC drill cuttings grading 1.07 and 1.6 g/t gold, respectively, were found to contain pyrite with minor pyrrhotite, arsenopyrite and other sulphides, along with very fine-grained gold. Gravity test recovered only minimal gold, 9% and 16% respectively. Bottle cyanidation of the cuttings, nominally 7-millimeter to 10-millimeter in size, resulted in gold recoveries ranging from 48% to 63% with reasonable sodium cyanide consumption at approximately 1 kg/t. The samples responded well to flotation and cyanidation of the reground concentrate indicated 98% to 99% recovery of the gold. Sodium cyanide consumption was high at 2.7 to 2.8 kg/t of ore because of the presence of copper sulphides and pyrrhotite in the concentrate. Further testing was recommended. The testwork was carried out on sulphide samples from depths of 120-meters to 166-meters. As the drill logs are not available, the depth of oxidation is currently unknown. There are no records of testwork carried out on surface oxidized material.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the three months ended 12/31/2006 and fiscal years ended 9/30/2006, 9/30/2005, and 9/30/2004 should be read in conjunction with the consolidated financial statements of the Company and the notes thereto.

Introduction

A deal was signed on 10/5/2000 by the Company to acquire a 100% interest in PODbook.com Ltd. ("PODbook"). The acquired technology related to developing Internet- based print-related services and software and was not successful. The technology rights were in PODbook Ltd., an unconsolidated subsidiary of the Comapny. The Company disposed of PODbook Ltd. and all of its assets and liabilities. On the non-consolidated balance sheet of Pediment it incurred a loss of $416,251.72 on its investment in PODbook. The consolidated losses in PODbook were in excess of the loss incurred in Pediment so the loss was taken directly into retained earnings.

Effective 9/29/2005, the Company completed the acquisition of Compania Minera Pitalla, S.A. de C.V. ("Pitalla"), a private Mexican company that owned the aforementioned property interests. Compensation was the issuance of 5.4 million common shares and the agreement to issue an additional 2,500,000 common shares upon the achievement of certain performance standards related to the property interests.

To fund corporate expenses and the above efforts, the Company has issued equity in numerous public/private placements of equity, stock-for-property arrangements, stock-for-debt arrangements, bridge loans, and the exercise of stock options/warrants.

Effective 9/21/2004, the Company consolidated its share capital on the basis of one new share for fifteen old shares. All references to number of shares or to per share data refer to post-consolidation data unless otherwise indicated.

Financing Time Line
Refer to ITEM #10.A.6

The Company relied upon the exemption from registration in the United States provided by Regulation S for the following equity offerings:

Effective 1/16/2005, a non-brokered private placement of 1,135,000 units at $0.30 per unit was completed for gross proceeds of $340,500. A $28,350 cash commission and a finder's fee consisting of 100,000 units was paid to a third party. Each unit consisted of one common share and one-half share purchase warrant; one whole share purchase warrant is exercisable at $0.35 per share until 1/16/2006.

Effective 1/16/2005, as part of the aforementioned private placement, the Company issued non-interest bearing convertible debentures maturing 12/31/2006, raising $409,500. On 9/29/2005, the debentures converted into 1,365,000 units at a price of $0.30 per unit. Each unit will consist of one common share and one-half share purchase warrant; one whole share purchase warrant is exercisable at $0.35 per share until 12/31/2006.

Effective 1/16/2005, the Company settled $157,500 of debt through the issuance of 350,000 common shares.

Effective 9/29/2005, a non-brokered private placement of 4,400,000 units at $0.45 per unit was completed for gross proceeds of $1,980,000. A finder's fee, consisting of 185,040 units was paid to a third party. Each unit consisted of one common share and one-half share purchase warrant; one whole share purchase warrant is exercisable at $0.60 per share until 3/29/2007. Share issuance and certain closing costs of $271,888 were incurred by the Company through the private placement. As of 9/30/2005, fiscal yearend, the Company had $1,600,660 of share subscriptions receivables outstanding that were associated with this private placement. These funds were held in trust with fiscal agents and corporate counsel on behalf of the Company. All funds were received subsequent to fiscal yearend; and funds held in trust were released.

Effective 1/23/2006, a non-brokered private placement of 1,713,500 units at $0.64 per unit was completed for gross proceeds of $1,096,640. Each unit consists of on common share and one-half of a share purchase warrant. One warrant will entitle the holder to acquire an additional common share exercisable at $0.80 per share until 1/24/2007. A finder's fee consisting of 16,905 common shares and $65,945 cash was paid to a third party.

Effective 3/17/2006, a non-brokered private placement of 2,967,335 units at $0.75 per unit was completed for gross proceeds of $2.22 million. The Company is pleased to report that the $0.75 private placement announced last month has been filed with and approved by the TSX Venture Exchange. Due to heavy demand, the placement was increased from the original two million units to 2,967,335 units, for gross proceeds of $2.22 million. Each unit is composed of one $0.75 share and one half of one share purchase warrant. Each full warrant allows the holder to purchase an additional share of Pediment for $0.91 on or before 3/17/2007. The shares issued under the placement or on the exercise of warrants issued under the placement are subject to a hold period ending on 7/18/2006.

Effective 4/25/2006, the Company completed a non-brokered private placement and issued 811,667 units at a price of $0.75 per unit for gross proceeds of $608,750. 58,250 additional units were issued to the agents as part of a finder's fee arrangement. Each unit consisted of one common share and one-half share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.91 per share on or before 4/25/2007.

Critical Accounting Policies

Management is required to make judgments/estimates/assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On a regular basis, the Company evaluates its estimates and assumptions. It bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Senior Management has discussed with the Audit Committee the development, selection and disclosure of accounting estimates used in the preparation of the consolidated financial statements. Actual results may differ from these estimates under different assumptions or conditions.

The significant US GAAP versus Canadian GAAP accounting policies that are most critical to aid in fully understanding and evaluating reported financial results include: the capitalization of exploration stage property exploration expenses under Canadian GAAP, which are expensed under USGAAP; the disclosure and calculation of stock-based compensation; and the exclusion of contingently-cancelable escrow shares from the calculation of earning (loss) per share.

Recent Accounting Pronouncements

a. In December 2004, FASB issued Statement No. 123 (revised 2004) Share-Based Payment ("SFAS 123(R)"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments and supercedes the Company's current accounting under APB 25. SFAS 123 (R) is effective for all annual periods beginning after June 15, 2005. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to the adoption of SFAS 123 (R). This standard will not have an impact on the Company's financial statements as it already applies the fair value method of accounting for its stock options.

b. FAS 153, Exchanges of Non-Monetary Assets. The provisions of this Statement are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary assets exchanges occurring in fiscal periods beginning after December 16, 2004. The provisions of this Statement should be applied prospectively. There is no impact on the Company's financial statements.

c. FIN 46(R), Consolidation of Variable Interest Entities, applies at different dates to different types of enterprises and entities, and special provisions apply to enterprises that have fully or partially applied interpretation 46, or Interpretation FIN 46(R) is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to a special-purpose entities for period ending after December 15, 2003. Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2004. Application by small business issuers to entities other than special-purpose entities and by non-public entities and by non-public entities to all types of entities is required at various dated in 2004 and 2005. In some instances, enterprises have the option of applying or continuing to apply interpretation 46 for a short period of time before applying Interpretation FIN 46(R). There is no impact on the Company's financial statements.

d.   SFAS 154, *Accounting Changes and Error Corrections*.   This new standard replaces APB Opinion No. 20, *Accounting Changes*, and FASB 3, *Reporting Accounting Changes in Interim Financial Statements*.   Statement 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so.   Statement 154 also provides that (1) a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a "restatement".   The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005.   Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005.   There is no impact on the Company's financial statements.

e.   SFAS 157, *Fair Value Measurements*.   The provisions of this standard are to provide guidance for using fair value to measure assets and liabilities.   The standard clarifies methods for measuring items not actively traded and the principles that fair value should be based upon when pricing an asset or liability.   The provisions of Statement 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.   Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year. There is no impact on the Company's financial statements.

f.   On July 13, 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*.   Interpretation 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with Statement 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return.   Additionally, Interpretation 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.   Interpretation 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted.   The Company is currently evaluating whether the adoption of Interpretation 48 will have a material effect on its consolidated financial position, results of operations or cash flows.

<u>Three Months Ended December 31, 2006 vs. Three Months Ended December 31, 2005</u>

Operating expenses doubled to $352,145 from $173,155. "Investor relations and promotion" increased nearly fourfold to $127,067 as the Company embarked on a program to improve communications with it's shareholders and the financial community. "Consultants and sub-contractors" increased 128% to $99,205, including $64,398 paid to officers and directors, as a result of consulting services related to the roles of President and CEO, Chief Financial Officer and VP of Exploration. "Office Administration" increased 186% to $64,481 because of general office expenses for the period, legal fees and audit and accounting fees, which nearly tripled due to the initiation of a payroll system and the services fees that resulted, an increased usage of postage, delivery and courier services, business meals during the period which included meetings for the Vancouver Resource Investment Conference, and the initiation of a Chamber of Commerce benefits plan. "Salaries" were $29,067 (versus $nil) as a result of the hiring salaried employees and initiating a payroll system.

Other Income (Expenses) increased to $100,769 compared to $7,646 reflecting the much higher investment/other income [$23,030 versus $10,308] and a large "foreign exchange gain" [$77,739 versus ($2,662)].

Net Loss for the Three Months Ended 12/31/2006 was ($251,376) or ($0.01) per share. Net Loss for the same period last year was ($165,509) or ($0.01) per share.

<u>Liquidity and Capital Resources</u>

At 12/31/2006, the Company had working capital of $3,987,004 compared to its 9/30/2006 working capital of approximately $4,662,546. The Company is able to meet its past and ongoing financial obligations at this time.

Cash Used by Three Months Ended 12/31/2006 Operating Activities totaled ($343,079) including the ($251,376) Net Loss. Significant adjustments included $1,643 in amortization and ($93,346) in changes in non-cash working capital balances related to operations". Cash Used in Three Months Ended 12/31/2006 Investing Activities was ($530,809), primarily for mineral property costs. Cash provided from Three Months Ended 12/31/2006 Financing Activities was $89,135, primarily $105,000 from the exercise of 300,000 warrants, offset by repayment of $15,865 of "due from related parties".

Fiscal 2006 Ended September 30, 2006 vs. Fiscal 2005

The Company is a natural resource company engaged in the evaluation, acquisition, exploration and development of resource properties in Mexico. The goals of the Company are to identify and develop mineral resource targets. The Company is in the exploration stage as its properties have not reached commercial production and none of its properties are beyond the advanced exploration stage. The Company has financed its current operating and exploration activities principally by the issuance of common shares.

The Company, beginning in 2003, began to focus on a return to mineral resource exploration. On 9/10/2004 the Company changed its name to Pediment Exploration Ltd. ("Pediment"). Effective 9/21/2004, the Company consolidated its capital on a one-new-for-fifteen-old basis and its common shares commenced trading on the TSX Venture Exchange under the symbol PEZ.H. This new focus culminated in the Company entering into share purchase agreement in July 2004 to acquire a 100% interest in Minera Pitalla, S.A. de C.V. ("Pitalla"), a Mexican company with six mineral projects in Mexico.

For the Company's exploration activities, there is no production, sales or inventory. The recoverability of costs capitalized to mineral properties and the Company's future financial success is dependent upon the extent to which it can discover mineralization and the economic viability of developing such properties. Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. Many of the key factors are outside of the Company's control.

The Company's ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company's liabilities as they became payable.

The Company knows of no trends, demands, commitments, events or uncertainties outside of the normal course of business that may result in the Company's liquidity either materially increasing or decreasing at the present time or in the foreseeable future. Material increases or decreases in the Company's liquidity are substantially determined by the success or failure of the Company's exploration programs and overall market conditions for smaller resource companies. The Company is not aware of any seasonality in the business that have a material effect upon its financial condition, results of operations or cash flows other than those normally encountered by public reporting junior resource companies. The Company is not aware of any changes in the results of its operations that are other than those normally encountered in its ongoing business.

The reactivation of the Company through the acquisition of Pitalla are reflected in significant improvements in cash resources and working capital, increased operating and due diligence expenditures, and an increase in its assets as the Company has proceeded with its acquisitions, related transactions and recent financings.

The Company spent the first year, to year and a half of existence on developing the Company's Mexican subsidiary. The Company now has an active office in Mexico with four geologists, and full bookkeeping and accounting capabilities. The Company has consolidated all its property information into its new Mexican office.

Over the past year, the Company has successfully moved four of its seven properties out of their grass roots status into nearing the drilling stage. The Company continues to advance these projects and expects to move additional projects into the drilling stage either through joint ventures or its own work programs, over the next four months.

On 11/30/2006, the Company signed an agreement with Inmet Mining Corp. allowing Inmet to explore for copper gold porphyry deposits on Pediment's Caborca project. The agreement allows Pediment to continue to focus on project acquisition and development of its extensive gold and silver holdings while Inmet funds work towards the discovery of porphyry mineralization at Caborca. The Lista Blanca ridge area that Pediment recently completed an initial drill program on is excluded from the agreement. Pediment will be the initial operator of the project. On 1/25/2007, Inmet Mining Corp. served the Company with a notice of its intention to proceed with the joint venture. Inmet issued the first payment to Pediment for $50,000.

Results of Operations
The Company currently has no producing properties and consequently no operating income or cash flow. The Company's accounting policy as it relates to its acquisition of Pitalla and its mineral properties is to defer all costs of acquiring natural resource properties and their related exploration and development costs until the property to which they relate is placed into production, sold or abandoned. At that time, capitalized costs are either amortized over the useful life of the ore-body, following the commencement of production or written off it the property is sold or abandoned.

The Company currently does not have an operating mineral property. The Company has no earnings and therefore will finance its future exploration activities by the sale of common shares or units. The key determinants of the Company's operating results are the following:
a. the state of capital markets, which affects the ability of the Company to finance its exploration activities;
b. the write-down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties; and
c. market prices for natural resources.

The Company is not a party to any material legal proceedings and is not in default under any material debt or other contractual obligations other than as disclosed in the financial statements. No significant revenue generating contracts or cash commitments were entered into or undertaken by the Company during the period other than as set out herein or in the financial statements of the Company.

Overall expenses increased 41%to $1,640,864 from $1,164,482 as the Company increased "investor relations and promotion", travel and legal/audit expenses. "Consultants" decreased by $263,900 to $538,290; but, this was offset by the payment of "Salaries" of $180,407. "Investor relations and promotion" increased seventyfold to $509,691 as the Company embarked on a program to improve communications with shareholders and the financial community. "Travel" increased nearly tenfold to $167,370.

Management anticipates that general corporate expenses will rise next year; but, some of Fiscal 2006's high costs will not re-occur. As indicated in ITEM #4A, "Plan of Operations", the Company anticipates expending $0.8 million on corporate expenses during Fiscal 2007.

Other Income (Expenses) increased to $53,582 from $29,245 reflecting the much higher investment/other income and a larger "foreign exchange loss".

Net Loss for Fiscal 2007 was ($1,587,282) or ($0.08) per share. Net Loss for Fiscal 2005 was ($1,135,237) or ($0.27) per share.

Liquidity and Capital Resources
At 9/30/2006, the Company had working capital of $4,662,546 compared to its 9/30/2005 working capital of approximately $308,000. The Company is able to meet its past and ongoing financial obligations at this time.

Cash Used by Fiscal 2006 Ended 9/30/2006 Operating Activities totaled ($1,193,487) including the ($1,587,282) Net Loss. Significant adjustments included $561,588 in stock-based compensation and ($168,240) in changes in non-cash working capital balances related to operations". Cash Used in Fiscal 2005 Investing Activities was $593,423, primarily for mineral property costs. Cash provided from Fiscal 2006 Financing Activities was $6,018,906, primarily from the aforementioned financings.

On 1/24/2006, the Company completed a non-brokered private placement and issued 1,713,500 units at a price of $0.64 per unit for gross proceeds of $1,096,640; 16,905 additional units were issued to the agents as part of a finder's fee arrangement. Each unit consisted of one common share and one-half share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.80 per share on or before 1/24/2007 (extended to 3/31/2007). Share issuance and certain closing costs of $86,337 were incurred by the Company through the private placement.

On 3/17/2006, the Company completed a non-brokered private placement and issued 2,967,335 units at a price of $0.75 per unit for gross proceeds of $2,225,500; 66,813 additional units were issued to the agents as part of a finder's fee arrangement. Each unit consisted of one common share and one-half share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.91 per share on or before 3/17/2007. Share issuance and certain closing costs of $128,245 were incurred by the Company through the private placement.

On 4/25/2006, the Company completed a non-brokered private placement and issued 811,667 units at a price of $0.75 per unit for gross proceeds of $608,750.25; 58,250 additional units were issued to the agents as part of a finder's fee arrangement. Each unit consisted of one common share and one-half share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.91 per share on or before 4/25/2007. Share issuance and certain closing costs of $22,312 were incurred by the Company through the private placement.

Part of the funds were be used to cover the ongoing US$500,000 Phase 1 exploration program on the mineral projects of Pitalla. In addition, on 9/25/2005 the Company issued 350,000 shares to retire $157,500 of liabilities held by non-arms length individuals at a price of $0.45 per share.

Disclosure and Financial Reporting Controls
The Company maintains accounting and internal control systems to provide reasonable assurance that all relevant and material information relating to the Company and required to be disclosed by regulatory authorities are recorded processed and summarized and reported. Management is satisfied with the effectiveness of the Company's disclosure controls and procedures employed during the year and more specifically, at 9/30/2006. The Company has not made any change in internal controls over financial reporting during the past year.

Transactions with Related Parties
The Company has the following related party transactions and balances:
a.   Legal fees of $56,000 for legal services provided to the Company for the period July 2001 to December 2004 were paid during Fiscal 2005 to a law firm of which a director of the Company is a partner of. During fiscal 2005, beginning in December 2004 the Company accrued legal fees of $72,000 payable to the same law firm and, during the year ended 9/30/2006 approximately an additional $217,000 in legal fees (plus expenses and taxes) accrued. Management believes that these legal fees paid or accrued are at prevailing commercial rates.
b.   The Company entered into a management contract dated effective 4/1/2005 with Gary Freeman, the President of the Company. Under the terms of the contract he received $5,000 per month retroactive to 4/1/2005, a $30,000 signing bonus and, beginning 8/1/2005 and coinciding with his appointment as President and his increased responsibilities, an increase in his monthly salary to $8,000 per month. Under its terms, Mr. Freeman is entitled to up to 400,000 stock options in the Company (320,000 options granted to date). The contract expired 12/31/2005 and was replaced by a contract dated effective 2/1/2006 providing for compensation of $8000 per month, which amount was increased to $12,000 per month effective 5/1/2006, and options as determined by the Board of Directors.

Fiscal 2005 Ended September 20, 2005 compared to Fiscal 2004
The Company is a natural resource company engaged in the evaluation, acquisition, exploration and development, when appropriate, of resource properties in Mexico. The goals of the Company are to identify and develop mineral resource targets. The Company is in the exploration stage as its properties have not reached commercial production and none of its properties are beyond the advanced exploration stage.

The Company, beginning in 2003, began to focus on a return to mineral resource exploration. In September 2004, the Company changed its name to Pediment Exploration Ltd. ("Pediment"). Effective September 2004, the Company consolidated its capital on a 1-new-for-15-old basis and its common shares commenced trading on the TSX Venture Exchange under the symbol PEZ.H. This new focus culminated in the Company entering into share purchase agreement in July 2004 to acquire a 100% interest in Minera Pitalla, S.A. de C.V. ("Pitalla"), a Mexican company with six mineral projects in Mexico. In October 2005, the Exchange approved the acquisition of Pitalla and the Company issued 5.4 million common shares to the 23 members of El Dragon Minerals LLC, a private Nevada limited liability company that owned all of the issued shares of Pitalla. Approximately 2.8 million of these shares were issued subject to a three-year "value escrow" agreement. In addition, the Company must issue an additional 2.5 million bonus shares if more than one million ounces of gold or gold equivalent are discovered on three or fewer of Pitalla's mineral properties projects, with at least 500,000 ounces on a single project.

The Company currently has no producing properties and consequently no operating income or cash flow.

The Company's accounting policy as it relates to its acquisition of Pitalla and its mineral properties is to defer all costs of acquiring natural resource properties and their related exploration and development costs until the property to which they relate is placed into production, sold or abandoned. At that time, capitalized costs are either amortized over the useful life of the ore-body, following the commencement of production or written off it the property is sold or abandoned.

The Company currently does not have an operating mineral property. The Company has no earnings and therefore will finance its future exploration activities by the sale of common shares or units. The key determinants of the Company's operating results are the following:

(a) the state of capital markets, which affects the ability of the Company to finance its exploration activities;

(b) the write-down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties; and

(c) market prices for natural resources.

During Fiscal 2005, the Company conducted due diligence on Pitalla and its Mexican mineral properties. These efforts included a Technical Report on the Pitalla Properties, Mexico" dated 6/30/2004, as revised 6/29/2005 (the "Report"), prepared by Roscoe Postle Associates Inc. ("RPA") for Pediment Exploration Ltd. Two of the Company's directors made site visits to the properties being acquired.

Overall expenses increased tenfold to $1,164,482 from $112,179 as the Company consummated its acquisition of Pitalla. The bulk of the costs were stock-based compensation related to the issuance of stock options/warrants and "interest and financing costs" = $840,413. Another significant category were legal and audit costs of $70,881 that rose 80% reflecting increased activity related to completing the acquisition. Similarly, "property investigation costs" were $61,284 (2004 = $nil) and travel was $17,592 (2004 = $1,441). The Company spent $132,465 on consultants (2004 = $23,213) related to management services. Management anticipates that general corporate expenses will rise next year; but, many of Fiscal 2005's high costs will not re-occur. As indicated in ITEM #4A, "Plan of Operations", the Company anticipates expending $390,200 on corporate expenses during Fiscal 2006.

Other Income (Expenses) declined to $29,245 from $119,961 reflecting the lower recovery of liabilities that were previously written-off.

Net Loss for Fiscal 2005 was ($1,135,237) or ($0.27) per share. Net Income for Fiscal 2004 was $7,782 or $0.00 per share.

Liquidity and Capital Resources

The Company had working capital of $308,105 at 9/30/2005. Cash Used by Fiscal 2005 Operating Activities totaled ($535,298) including the ($1,135,237) Net Loss. Significant adjustments included: $669,725 in stock-base compensation, $170,688 in non-cash financing costs, ($29,603) from recovery of liabilities written-off; and (211,528) in changes in non-cash working capital balances related to operations". Cash Used in Fiscal 2005 Investing Activities was $nil. Cash provided from Fiscal 2005 Financing Activities was $945,655, including the aforementioned financings and a ($45,211) decrease in "due to related parties".

Fiscal 2004 Ended September 20, 2004 compared to Fiscal 2003

The Company's current business includes the return to mineral resource exploration. On 7/29/2004, the Company entered into a Letter of Intent to acquire Compania Minera Pitalla, S.A. de C.V., a Mexican corporation ("Pitalla") that owned numerous gold/silver/copper exploration mineral properties in Mexico. During Fiscal 2005, the Company completed the acquisition of Pitalla; compensation was the issuance of 5.4 million common shares and the agreement to issue an additional 2,500,000 common shares upon the achievement of certain performance standards related to the property interests.

On 9/10/2004, the Company changed its name to Pediment Exploration Ltd. Effective 9/21/2004, the Company consolidated its capital on a one-for-fifteen basis and its common shares commenced trading on the TSX Venture Exchange under the symbol PEZ.H.

While nominally still in the business of developing Internet-based print-related services and software, corporate activities in this business were not material. Subsequent to fiscal yearend, on 1/5/2005, the Company agreed to the sale of it's subsidiary, PODbook.com Ltd., to Daniel Walters, a former President/Director of the Company in exchange for the agreement to cancel his 180,000 (post-consolidation) escrowed shares and other consideration.

Overall expenses decreased considerably to $112,179 from $278,181 as the Company continued to reduce its operations. A significant decrease was seen in amortization to $5,400 from $184,691. Just before yearend the Company was able to negotiate debt settlement agreements to reduce its overall debt by $119,961; this reduction was recorded as a credit to expenses.

Net Income for Fiscal 2004 was $7,782 or $0.00 per share. Net loss for Fiscal 2003 was ($283,716) or ($0.09) per share.

<u>Liquidity and Capital Resources</u>

The Company had negative working capital of ($400,537) at 9/30/2004. Cash Used by Fiscal 2004 Operating Activities totaled ($48,413) including the $7,782 Net Income. Significant adjustments included: $5,400 in amortization, ($119,861) in "expense recovery" related to negotiated settlements with debtors that allowed the settlement of debts at less than previously recorded amounts; and $58,366 in "changes in non-cash working capital balances related to operations". Cash Used in Fiscal 2004 Investing Activities was $nil. Cash provided from Fiscal 2004 Financing Activities was $34,125 from an increase in "due to related parties".

5.C. Research and development, patents and licenses, etc.
5.D. Trend information
5.G. Safe harbor.
    --- No Disclosure Necessary ---

5.E. Off-Balance Sheet Arrangements
5.F. Tabular disclosure of contractual obligations

Exploration licenses: The Company holds, or is in the final stages of application for, exploration licenses in Mexico. Licenses have commitments for exploration expenditures in the 2007 calendar year of about $700,000.

Acquisitions: In connection with the purchase of Pitalla, the Company issued 5,549,998 common shares (including finder's fee); the Company is contingently obligated to issue a further 2,500,000 common shares upon the achievement of certain performance standards related to the property interests.

Other than disclosed above, we do not have any contractual obligations and commitments as of 1/31/2007 that will require significant cash outlays in the future.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

Table No. 6
Directors and Senior Management
February 22, 2007

Name	Position	Age	Date of First Election or Appointment
Bradley T. Aelicks (1)	Director	46	July 1987
André D. Audet (1)	Director	45	February 2005
Ewan S. Downie	Director	40	February 2005
Gary Freeman (2)(1)	President/CEO/Director	49	March 2005
Michael Halvorson	Director	61	March 2006
Melvin Herdrick (3)	VP Exploration/Director	64	September 2005
Stewart L. Lockwood (4)	Corporate Secretary/Director	49	March 1995

(1) Member of Audit Committee.
(2) He spends full time on the affairs of the Company.
(3) He spends full-time on the affairs of the Company.
(4) He spends about 10% of his time on the affairs of the Company.

Bradley T. Aelicks, Director, has over twenty years experience in geology, senior management/directorships of public companies, and financial consulting. He graduated from Laurentian University with a Bachelor of Science degree in Geology in 1984. Since March 2003, he has been a partner/founder of B&D Capital Partners, a management consulting and capital formation firm. From 1997 until 2004, he held senior management positions (including President/CEO/Director) of Napier Environmental Technologies Inc. From 1990 until 2003, he held senior management positions (including Secretary/Director) of Wavefront Energy and Environmental Services Inc.

André D. Audet, Director, has over eleven years experience in the stockbrokerage industry and in corporate management/directorships of public mineral exploration companies. Since December 2003, he has been President/CEO and a Director of Everton Resources Inc. (a mineral exploration company trading on the TSX Venture Exchange); a Director since August 2002. From August 1999 to April 2004, he was Vice President/Director of Majescor Resources Inc.; President/CEO/Director since April 2004.

Ewan S. Downie, Director, has over twenty years experience as a geologist and in senior management/directorships of mineral exploration firms. Since October 1995, he has been President/CEO/Director of Wolfden Resources Inc., a mineral exploration company trading on the TSX Stock Exchange.

Gary Freeman, President/CEO/Director, has over 25 years experience in finance and marketing with a specialty in reorganizing companies. He was appointed a Director in March 2005 and President/CEO in July 2005. From March 2000 to September 2004, he was President/CEO/Director of Wealth Minerals Ltd., a mineral exploration company trading on the TSX Stock Exchange; a Director since September 2004. He was appointed a Director and President of Disk Factories Corporation on March 28, 2006.

Michael Halvorson, Director, is a financial industry expert with nearly forty years experience in the stockbrokerage and real estate industries. He has been a financial consultant and a Director to numerous natural resource companies. He formed and has headed Halcorp Capital Ltd., an Alberta-based financial consulting firm since 1980. Since June 2003, he has been a Director of Viceroy Exploration Ltd.; from May 1999 to August 2002 and since June 2003, he has been a Director of Orezone Resources Inc.; since July 2004, he has been a Director of Strathmore Minerals Corp.; since July 2004, he has been a Director of NovaGold Resources Inc.; since October 1997, he has been a Director of Gentry Resources Ltd.; since April 1998 he has been a Director of Radiant Resources Inc. (formerly Pacific Sapphire Company Ltd.; and since April 2003 he has been a Director of Esperanza Silver Corporation.

Melvin Herdrick, VP Exploration/Director, is a professional geologist with over thirty years experience, including seven years as the Chief Geologist for Phelps Dodge in Mexico from 1994 to 2002. In 2002, Mr. Herdrick founded Pitalla, the private Mexican company acquired by the Company in July 2005. He was appointed VP Exploration in October and a Director in November 2005.

Stewart L. Lockwood, Corporate Secretary/Director since March 1995, has been a barrister/solicitor with the firm of VECTOR Corporate Finance Lawyers since July 2001 (Partner since July 2003). From 1995 to 2001, he was General Manager, Corporate Secretary, and General Counsel for Canarc Resource Corp., a TSE listed company; and is still their Corporate Secretary and counsel. From March 2005 to July 2005, he was Interim President/CEO of the Company. From September 1998 to July 2005, he was Chief Financial Officer of the Company.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of Incorporation of the Company.

The Senior Management serves at the pleasure of the Board of Directors.

Despite the Company's Senior Management spending material portions of their time on businesses other than the Company, the Company believes that they devote sufficient time to the Company to properly carry out their duties.

No Director and/or Senior Management has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

During the last five years, no material Canadian/USA regulatory actions were taken against any officer/director or companies they were affiliated with.

There are no family relationships between any Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B. Compensation

Director Compensation
The Company has no formal plan for compensating its Directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Senior Management/Director Cash Compensation
Total cash compensation accrued and/or paid (directly and/or indirectly) to all Senior Management during Fiscal 2006 ended 9/30/2006 was $273,000:

a. Gary Freemen, President/CEO/Director	$128,000
b. Melvin Herdrick, VP Exploration	85,000
c. James Grinnell, Former Chief Financial Officer	$42,000
d. Brad Aelicks, Director	$18,000

In addition, the granting of below-market stock options resulted in non-cash compensation:
a. $78,187.50;
b. $ 9,550.00;
c. $nil; and
d. $11,125

Options/SARs Granted/Cancelled During The Most Recently Completed Fiscal Year
During the most recently completed fiscal year, the following incentive stock options were granted to Senior Management, Directors and employees/consultants. No SARs (stock appreciation rights) were granted during this period. During Fiscal 2006, 75,000 stock options were cancelled.

Table No. 8
Stock Option Grants in Fiscal 2006 Ended 9/30/2006

Name	Number of Options Granted	Percentage of Total Options Granted	Exer. Price Per Share	Grant Date	Expiration Date	Market Value of Securities Underlying Options on Date of Grant Per Share
GF Consulting Corp	285,000	12.61%	$0.80	4/25/2006	4/25/2011	$1.00
GF Consulting Corp	85,000	3.76%	$0.55	8/02/2006	8/02/2011	$0.55
Melvin Herdrick	30,000	1.33%	$0.80	4/25/2006	4/25/2011	$1.00
Melvin Herdrick	25,000	1.11%	$0.55	8/02/2006	8/02/2011	$0.55
Stewart Lockwood	10,000	0.44%	$0.80	4/25/2006	4/25/2011	$1.00
Michael Halvorson	100,000	4.42%	$0.80	4/25/2006	4/25/2011	$1.00
Michael Halvorson	100,000	4.42%	$0.55	8/02/2006	8/02/2011	$0.55
Bradley Aelicks	50,000	2.21%	$0.80	4/25/2006	4/25/2011	$1.00
Ewan Downie	70,000	3.10%	$0.55	8/02/2006	8/02/2011	$0.55
Employees	50,000	2.21%	$0.80	2/01/2006	2/02/2009	$0.93
Employees	220,000	9.73%	$0.55	8/02/2006	8/02/2011	$0.55
Consultants	285,000	12.61%	$0.80	2/01/2006	2/01/2007	$0.93
Consultants	200,000	8.85%	$0.80	2/01/2006	2/01/2011	$0.93
Consultants	150,000	6.64%	$0.80	2/09/2006	2/09/2009	$0.91
Consultants	300,000	13.27%	$0.80	3/22/2006	3/22/2007	$0.84
Consultants	300,000	13.27%	$0.55	8/02/2006	8/02/2011	$0.55
TOTAL	**2,260,000**	**100.0%**				

<u>Options/SARs Exercised During The Most Recently Completed Fiscal Year</u>
During the most recently completed fiscal year, 340,000 stock options were exercised by Senior Management, Directors and/or employees/consultants. No SARs (stock appreciation rights) were exercised during this period.

The following table gives certain information concerning stock option exercises during Fiscal 2005 (none) by the Company's Senior Management and Directors. It also gives information concerning stock option values.

Table No. 9
Aggregated Stock Options Exercises in Fiscal 2006
Fiscal Yearend Unexercised Stock Options
Fiscal Yearend Stock Option Values
Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Number of Unexercised Options at Fiscal Yearend Exercisable/ Unexercisable		Value of Unexercised In-the Money Options at Fiscal Yearend Exercisable/ Unexercisable	
Bradley Aelicks	nil	$nil	82,500 /	37,500	$0 /	$0
Andre Audet	nil	$nil	70,000 /	0	$0 /	$0
Ewan Downie	70,000	$35,000	17,500 /	52,500	$0 /	$0
Gary Freeman	150,000	$75,000	262,500 /	277,500	$0 /	$0
James Grinnell	nil	$nil	40,000 /	0	$0 /	$0
Michael Halvorson	nil	$nil	50,000 /	150,000	$0 /	$0
Melvin Herdrick	70,000	$35,000	38,750 /	41,250	$0 /	$0
Stewart Lockwood	50,000	$31,500	72,500 /	7,500	$0 /	$0
Subtotal	**340,000**	**$176,500**	**633,750 /**	**566,250**	**$0 /**	**$0**
Consultants	nil	$nil	1,015,000 /	435,000	$0 /	$0
Employees	nil	$nil	80,000 /	190,000	$0 /	$0
Subtotal	**nil**	**$nil**	**1,095,000 /**	**625,000**	**$0 /**	**$0**
TOTAL	**nil**	**$nil**	**1,728,750 /**	**1,191,250**	**$0 /**	**$0**

Stock Options. The Company may grant stock options to Directors, Senior Management and employees. Refer to ITEM #6.E., "Share Ownership" and Table No. 8, No. 9. No. 10, and No. 11 for information about stock options.

Change of Control Remuneration. The Company has no plans or arrangements in respect of remuneration received or that may be received by Senior Management of the Company in Fiscal 2007 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$100,000 per Senior Management.

Other Compensation. No Senior Management/Director received "other compensation" in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation, other than disclosed in Table No. 10 and ITEM #7.B.

Bonus/Profit Sharing/Non-Cash Compensation. Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management.

Pension/Retirement Benefits. No funds have been set aside or accrued by the Company since incorporation to provide pension, retirement or similar benefits for Directors or Senior Management.

Written Management Agreements
The Company entered into a management contract dated effective 4/1/2005 with Gary Freeman, the President of the Company. Under the terms of the contract he received $5,000 per month retroactive to 4/1/2005, a $30,000 signing bonus and, beginning 8/1/2005 and coinciding with his appointment as President and his increased responsibilities, $8,000 per month. Under its terms, Mr. Freeman was entitled to up to 400,000 stock options in the Company (320,000 options granted to date). The contract expired 12/31/2006 and was replaced, effective 2/1/2006, by a contract which paid Mr. Freeman $8,000 per month ($12,000 per month effective 5/1/2006); provides for stock options as determined by the Board of Directors; and provides for a minimum payout of six months in the event of termination not for cause; and expires 9/30/2007.

The Company entered into a consulting contract dated effective 5/15/2006 with Mel Herdrick, a director of the Company. Under the terms of the contract he received US$500.00 per month based on a normal work month of 20 days. The contract is for a one-year term and can be terminated by either party with out cause by providing 90 days written notice.

<u>6.C.   Board Practices</u>
All directors hold office until the next meeting of the shareholders of the Company unless they resign or are removed in accordance with the Company's Articles.   Senior Management are appointed to serve at the discretion of the Board of Directors.   The Board of Directors and Committees of the Board schedule regular meetings over the course of the year.

The fundamental objective of the Board is to ensure that it operates in a fashion that maximizes shareholder value over the long term.   The Board's duties and responsibilities are all carried out in a manner consistent with that fundamental objective.   The principal duty and responsibility of the Board is to oversee the management and operations of the Company, with the day-to-day management of the business and affairs of the Company delegated by the Board to the CEO and other Senior Management.

The Board's responsibilities include overseeing the conduct of the Company's business, providing leadership and direction to its management, and setting policies.   Strategic direction for the Company is developed through the Board's annual planning process.   Through this process, the Board adopts the operating plan for the coming year, and monitors management's progress relative to that plan through a regular reporting and review process.

The Board has delegated to the President/CEO and other Senior Management responsibility for the day-to-day management of the business of the Company. Matters of policy and issues outside the normal course of business are brought before the Board for its review and approval, along with all matters dictated by statute and legislation requiring Board review and approval.   The President/CEO and other Senior Management review the Company's progress in relation to the current operating plan at in-person and telephone-conference Board meetings.   The Board meets on a regular basis with and without management present.   Financial, operational and strategic issues facing the Company are reviewed, monitored and approved at the Board meetings.

<u>6.C.1.   Terms of Office</u>.   Refer to ITEM 6.A and ITEM 6.C.
<u>6.C.2.   Directors' Service Contracts</u>.
Refer to ITEM 6.B., "Written Management Agreements".

<u>6.C.3.   Board of Directors' Committees.</u>
The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company's audits, the Company's internal accounting controls, and the professional services furnished by the independent auditors to the Company.   The current members of the Audit Committee are: Gary Freeman (Committee Chairman), Bradley Aelicks (independent), and Andre Audet (independent).   The Audit Committee met four times during Fiscal 2006 and has met once times during Fiscal 2007-to-date.

<u>6.D.   Employees</u>
As of 1/31/2007, the Company had two full-time employees, including the Senior Management.   As of 9/30/2006 and 9/30/2005, the Company had two and two employees, respectively, including the Senior Management.   None of the Company's employees are covered by collective bargaining agreements.

6.E. Share Ownership

Table No. 10 lists Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 10
Shareholdings of Directors and Senior Management
Shareholdings of 5% Shareholders
January 31, 2007

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class #
Common	Bradley Aelicks (1)	853,899	2.7%
Common	Andre Audet (2)	70,000	0.2%
Common	Ewan Downie (3)	170,000	0.5%
Common	Gary Freeman (4)	1,959,900	6.2%
Common	James Grinnell (5)	95,000	0.3%
Common	Melvin Herdrick (6)	1,620,305	5.1%
Common	Stewart Lockwood (7)	173,000	0.5%
Common	Michael H. Halvorson (8)	895,000	2.8%
	Directors and Management	**5,837,104**	**18.5%**
	5% Non-Insider Shareholders	**nil**	**0.0%**
	TOTAL	**5,837,104**	**18.5%**

(1)   120,000 represent currently exercisable stock options.
        90,000 shares are escrowed and contingently cancelable where release is controlled by Canadian regulatory authorities
(2)   70,000 represent currently exercisable stock options.
(3)   70,000 represent currently exercisable stock options.
(4)   540,000 represent currently exercisable stock options.
       110,000 represent currently exercisable warrants.
     1,396,400 shares/warrants and options are held indirectly through G.F. Consulting Corp., a private company controlled by Mr. Freeman.
       330,000 shares are escrowed and contingently cancelable where release is controlled by Canadian regulatory authorities
(5)   40,000 represent currently exercisable stock options.
        10,000 represent currently exercisable warrants.
(6)   825,184 are escrowed and contingently cancelable where release is controlled by Canadian regulatory authorities.
        80,000 represent currently exercisable stock options.
(7)   80,000 represent currently exercisable stock options.
(8)   200,000 represent currently exercisable stock options.
       100,000 represent currently exercisable warrants.
       300,000 shares/ warrants are held indirectly through Halcorp Capital Ltd., a private company controlled by Mr. Halvorson,
Based on 23,609,052 common shares outstanding at 9/30/2006; and warrants and stock options held by each beneficial holder exercisable within sixty days.

<u>Stock Options</u>. Incentive stock options are granted by the Company in accordance with the rules and policies of the TSX Venture Exchange, the British Columbia Corporations Act, and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto. The Company adopted a formal written stock option plan (the "Stock Option Plan") on 3/27/2003.

The principal purposes of the Company's stock option program are to (a) promote a proprietary interest in the Company among the officers, directors and employees of the Company and its affiliates, (b) retain and attract the qualified officers, directors and employees the Company requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Company.

The Stock Option Plan provides that stock options may be granted to directors, senior officers, employees and consultants of the Company (and any subsidiary of the Company) and management-company employees. For the purposes of the Stock Option Plan, the terms "employees", "consultants" and "management company employees" have the meanings set out in TSX Venture Exchange Policy 4.4. In addition, the term "director" is defined in TSX Venture Exchange Policy 4.4 to include directors, senior officers and management company employees.

Under the Stock Option Plan, the Company's board of directors (the "Board") may, from time to time, designate a director or other senior officer or employee of the Company as administrator (the "Administrator") for the purposes of administering the Plan. Currently, the Administrator is the Corporate Secretary of the Company.

The Stock Option Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of the issued and outstanding common shares of the Company (subject to standard anti-dilution adjustments). If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Stock Option Plan. Any stock option outstanding when the Stock Option Plan is terminated will remain in effect until it is exercised or it expires. The Stock Option Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:
(a) options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder's death;
(b) options may be exercisable for a maximum of ten years from grant date;
(c) options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12 month period;
(d) options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12 month period;
(e) options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange Policy 1.1), in any 12 month period;
(f) options held by an option holder who is a director, employee, consultant or management company employee must expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;
(g) options held by an option holder who is engaged in investor relations activities must expire within 30 days after the option holder ceases to be employed by the Company to provide investor relations activities; and
(h) in the event of an option holder's death, the option holder's personal representative may exercise any portion of the option holder's vested outstanding options for a period of one year following the option holder's death.

The names and titles of the Directors/Senior Management of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 11, as well as the number of options granted to Directors/Senior Management and all employees/consultants as a group.

Table No. 11
Stock Options Outstanding
January 31, 2007

Name	Number of Shares of Common Stock	Exercise Price	Grant Date	Expiration Date
Gary Freeman	170,000	$0.50	7/21/2005	7/21/2010
Gary Freeman	285,000	$0.80	4/25/2006	4/25/2011
Gary Freeman	85,000	$0.55	8/02/2006	9/02/2011
Melvin Herdrick	25,000	$0.50	7/21/2005	7/21/2010
Melvin Herdrick	30,000	$0.80	4/25/2006	4/26/2011
Melvin Herdrick	25,000	$0.55	8/02/2006	8/02/2011
Stewart Lockwood	70,000	$0.63	7/21/2005	7/21/2010
Stewart Lockwood	10,000	$0.80	4/25/2006	4/25/2011
James Grinnell	40,000	$0.63	7/21/2005	7/21/2010
Bradley Aelicks	70,000	$0.63	7/21/2005	7/21/2010
Bradley Aelicks	50,000	$0.80	4/25/2006	4/25/2011
Ewan Downie	70,000	$0,55	8/02/2006	8/02/2011
Andre Audet	70,000	$0.50	7/21/2005	7/21/2010
Michael Halvorson	100,000	$0,08	4/25/2006	4/26/2011
Michael Halvorson	100,000	$0.55	8/02/2006	8/02/2011
Total Management/Directors	1,200,000			
Total Employees/Consultants	1,720,000			
Total	**2,920,000**			

(1) Options vest at 25% every three months.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.

7.A.1.a. Holdings By Major Shareholders.
Refer to ITEM #6.E and Table No. 10.

7.A.1.b. Significant Changes in Major Shareholders' Holdings.
The participation in private placements of equity by the Company and exercise of stock options/share purchase warrants has lead over the last several years to some significant changes in the holdings of major shareholders direct/indirect holdings of common shares.

	Shares Owned 9/30/2006	Shares Owned 9/30/2005	Shares Owned 9/30/2004
Melvin Herdricks	1,620,305	1,620,305	nil
Gary Freeman	1,309,900	1,396,000	nil
Bradley Aelicks	733,899	1,103,943	68,943
Mark S. Isaacs	1,025,065	1,025,065	nil

7.A.1.c. Different Voting Rights. The Company's major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership. On 7/6/2006, the Company's shareholders' list showed 23,604,052 common shares outstanding, with 386 registered shareholders. 276 of these shareholders were resident in Canada, holding 17,757,130 common shares (representing about 75% of the issued/outstanding shares); five registered shareholders were resident in Mexico, holding 172,500 common shares (representing about 1%); and 95 registered shareholders were resident in the United States, holding 5,470,021 common shares (representing about 23%); and ten registered shareholders were resident in other countries, holding 204,401 common shares.

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company estimates that it has about 825 "holders of record" in Canada, holding approximately 49% of the outstanding shares of the Company, and over 1150 beneficial owners that own 100% of its common shares.

7.A.3. Control of Company. The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents. The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., "History and Growth of the Company", and ITEM #6.E., "Share Ownership".

7.A.4. Change of Control of Company Arrangements.
        No Disclosure Necessary

7.B. Related Party Transactions

Pursuant to the July 2001 acquisition of PODbook, the Company became liable for $48.637 in loans to two of the original shareholders of PODbook, one of whom was subsequently appointed a Director and President of the Company (Daniel Walters). The amounts due were non-interest bearing and had no specified terms of repayment. At 9/30/2004 and 9/30/2003, $41,546 was owing; the loans were included with the net assets of PODbook that were sold in January 2005.

Stewart Lockwood, a Director and Executive Officer of the Company, is a partner of VECTOR Corporate Finance Lawyers. Legal fees of $56,000 for legal services provided to the Company for the period July 2001 to December 2004 were paid during Fiscal 2005. During Fiscal 2005, beginning in December 2004 to 9/30/2005 the Company paid or accrued $125,449 for legal services to the same law firm. The total amount of professional fees and share issue costs paid by the Company to the law firm for the year ended September 30, 2006 is $217,263. Management believes that these legal fees paid or accrued are at prevailing commercial rates.

Consulting fees in the amount of $176,352 were made to directors of the Company. In addition, reimbursement of expenses were paid to directors totalling $27,473 (2005 – $20,582)

Other than as disclosed above and in the MD&A in ITEM #5, there have been no transactions since 9/30/2003, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C. Interests of Experts and Counsel

--- Not Applicable ---

ITEM 8. FINANCIAL INFORMATION

8.A. Statements and Other Financial Information
The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement. The audit reports of Smythe Ratcliffe LLP and G. Ross MacDonald are included herein immediately preceding the financial statements and schedules.

a.   Audited Financial Statements:
     For Fiscal 2006/2005/2004 Ended September 30th
b.   Un-Audited Financial Statements:
     Three Months Ended 12/31/2006 and 12/31/2005

8.A.7. Legal/Arbitration Proceedings
The Directors and the Senior Management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the Senior Management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B. Significant Changes
No undisclosed significant change has occurred since the date of the annual financial statements and/or since the date of the most recent interim financial statements.

ITEM 9. THE OFFER AND LISTING

9.A. Common Share Trading Information

The Company's common shares began trading on the TSX Venture Exchange (formerly the Canadian Venture Exchange) in Toronto, Ontario, Canada, under its former name Consolidated Magna Ventures Ltd. in May 1984. The current stock symbol is "PEZ". The CUSIP number is 70532U103.

Table No. 12 lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for: the last six months, the last nine fiscal quarters; and the last five fiscal years. Prices and volume adjusted for 1:15 stock consolidation effective 9/21/2004.

Table No. 12
TSX Venture Exchange
Common Shares Trading Activity

Period Ended	Volume	- Sales - Canadian Dollars		
		High	Low	Closing
Monthly				
1/31/2007	910,000	$0.70	$0.51	$0.54
12/31/2006	2,528,900	0.65	0.43	0.63
11/30/2006	1,037,400	0.50	0.38	0.43
10/31/2006	1,024,171	0.54	0.39	0.41
9/30/2005	734,300	0.58	0.44	0.45
8/31/2006	1,087,400	0.63	0.45	0.58
Quarterly				
12/31/2006	4,590,471	$0.65	$0.38	$0.63
9/30/2006	3,024,000	$0.72	$0.39	$0.41
6/30/2006	7,849,800	1.15	0.65	0.70
3/31/2006	4,190,400	1.14	0.75	0.93
12/31/2005	1,048,878	0.85	0.60	0.74
9/30/2005	744,400	$0.71	$0.47	$0.65
6/30/2005	857,343	0.66	0.38	0.61
3/31/2005	333,995	0.53	0.36	0.41
12/31/2004	651,705	0.50	0.21	0.48
Yearly				
9/30/2006	16,113,078	$1.15	$0.39	$0.41
9/30/2005	2,587,443	0.71	0.21	0.65
9/30/2004	475,906	0.21	0.08	0.20
9/30/2003	722,646	0.75	0.15	0.45
9/30/2002	822,454	3.45	0.60	0.45

The Company's common shares began trading on the Munich-Stock Exchange on 5/22/2006, with the trading symbol of "PSE.DE". Total volume through 1/31/2007 was 479,224. Prices ranged from euro$0.25 to euro$0.75; the closing price on 9/30/2006 was euro$0.34; and on 1/31/2007 was euro$0.39.

The Company's common shares began trading on the XETRA-Stock Exchange in Europe on 5/29/2006, with the trading symbol of "PSE.DE". Total volume through 1/31/2007 was 58,300. Prices ranged from euro$0.39 to euro$0.74; the closing price on 9/30/2006 was euro$0.60; and on 1/31/2007 was euro$0.39.

The Company's common shares began trading on the Berlin-Bermen-Stock Exchange on 2/8/2006, with the trading symbol of "PSE.BE". Total volume through 1/31/2007 was 221,686. Prices ranged from euro$0.23 to euro$0.87; the closing price on 9/30/2006 was euro$0.32; and on 1/31/2007 was euro$0.38.

The Company's common shares began trading on the Frankfurt Stock Exchange on 1/31/2006, with the trading symbol of "PSE.F". Total volume through 1/31/2007 was 7,198,153. Prices ranged from euro$0.23 to euro$0.84; the closing price on 2/28/2006 was euro$0.61; and on 1/31/2007 was euro$0.38.

The TSX Venture Exchange

The TSX Venture Exchange is a result of the acquisition by the Toronto Stock Exchange of the Canadian Venture Exchange ("CDNX") from its member firms on 8/1/2001. The CDNX resulted from the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange that took place on 11/29/1999, to form the CDNX. The TSX Venture Exchange currently operates as a complementary but independent exchange from the Toronto Stock Exchange; both exchanges are owned by the TSX Group.

The initial roster of the CDNX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Montreal Stock Exchange, the Winnipeg Stock Exchange, and the CDN Over-The-Counter Market. The TSX Venture Exchange is a venture market as compared to the Toronto Stock Exchange that is Canada's senior market and the Montreal Exchange that is Canada's market for derivatives products.

The TSX Venture Exchange currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal. These service centers provide corporate finance, surveillance and marketing expertise.

The TSX Venture Exchange is a self-regulating organization owned and operated by the Toronto Stock Exchange, which in turn is a reporting company listed on the Toronto Stock Exchange.

The TSX Venture Exchange acts as a business link between TSX members, listed companies and investors. TSX Venture Exchange policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

Investors in Canada are protected by the Canadian Investor Protection Fund ("CIPF"). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following self-regulatory organizations: the TSX Venture Exchange; the Montreal Exchange; the Toronto Stock Exchange; the Toronto Futures Exchange; and the Investment Dealers Association of Canada.

Post-trade monitoring of market activity is handled by Market Regulation Services Inc. Sophisticated software analyses trade data from TRADETSX to detect possible market improprieties. A variety of surveillance and investigative tools allow them to perform electronic market monitoring and trade reviews.

The surveillance department is also responsible for monitoring and reviewing listed company activities and detecting breaches of the listing policies or the listing agreement. Market surveillance and listed company surveillance activities are closely coordinated.

9.A.5. Common Share Description

Registrar/Common Shares Outstanding/Shareholders
The Company's common shares are issued in registered form and the following information is taken from the records of Pacific Corporate Trust Company (located in Vancouver, British Columbia, Canada), the registrar and transfer agent for the common shares.

Common Share Description
All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the British Columbia Corporations Act. Unless the British Columbia Corporation Act or the Company's Articles of Incorporation or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Company's Articles and the *British Columbia Corporations Act* contain provisions, which require a "special resolution" for effecting certain corporate actions. Such a "special resolution" requires a two-third vote of shareholders rather than a simple majority for passage. The principle corporate actions that require a "special resolution" include:
a. Transferring the Company's jurisdiction from British Columbia to another jurisdiction;
b. Giving financial assistance under certain circumstances;
c. Certain conflicts of interest by Directors;
d. Disposing of all/substantially all of Company's undertakings;
e. Removing Director before expiration of his term of office;
f. Certain alterations of share capital;
g. Changing the Company name; and
h. Certain reorganizations of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Stock Options
Refer to ITEM #6E. and Tables No. 7/ No. 8/ No. 9 for additional information.

Table No. 13 lists share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants. There were 203 holders of the 5,082,001 share purchase warrants: 184 of whom were resident in Canada; nine of whom were resident in the United States; and ten international holders. These warrants were issued in conjunction with private placements and are non-transferable.

Table No. 13
Share Purchase Warrants Outstanding
January 31, 2007

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants
9/29/2005	2,292,521	1,863,221	$0.60	$0.60	3/29/2007
3/18/2006	1,517,074	1,517,074	$0.91		3/18/2007
1/24/2006	856,750	856,750	$0.80		3/31/2007
4/25/2006	434,959	434,959	$0.91		04/25/2007

Escrowed Shares
Escrow is a legal arrangement whereby a thing (usually money or securities) is delivered to a third party (called an escrow agent) to be held in trust pending a contingency or the fulfillment of a condition or conditions in a contract. Upon that event occurring, the escrow agent will deliver the thing to the proper recipient, otherwise the escrow agent is bound by her or his fiduciary duty to maintain the escrow account.

PODbook Escrow Shares: An aggregate of 426,666 common shares issued during Fiscal 2001 related to the acquisition of PODbook were deposited with Pacific Corporate Trust Company pursuant to an escrow agreement dated 7/30/2001 (the "Escrow Agreement"). The Escrow Agreement requires the written consent of the TSX Venture Exchange for the shares to be released from escrow. All share issuances are governed by a six-year time-release and gross revenue escrow provision. The revenue earn-out provision requires the Company to generate $0.60 in gross revenue for every one share to be released from escrow. In addition, the escrow agreement allows for the Company to make an application anytime after 7/30/2006 to cancel all of these escrow shares. In January 2005, the Company returned PODbook to the past President in consideration for his agreement to cancel his 180,000 escrowed shares in the Company. Management is of the opinion that none of these escrow shares will ever be released and will be cancelled effective no later than 7/30/2007. Management plans to take steps to cancel all of the Current Escrow Shares.

<u>Pitalla Acquisition Escrow Shares</u>: Of the 5,399,998 common shares of the Company issued to the Principals (as defined by TSX Venture Exchange policies) of the Company pursuant to the acquisition of Pitalla, 2,950,370 common shares were required to be placed in escrow (the "Pitalla Acquisition Escrow Shares") pursuant to TSX Venture Exchange Policy 5.4 (the "Escrow Policy"). These shares are "Tier 2 Value Securities" as that term is defined in the Policy.

All of the Pitalla Acquisition Escrow Shares are to be subject to an escrow agreement (the "Pitalla Acquisition Share Escrow Agreement") dated 7/31/2005 (the "Exchange Notice" date). The Pitalla Acquisition Share Escrow Agreement is be between the Principals of the Company and its registrar and transfer agent, Pacific Corporate Trust Company.

The Pitalla Acquisition Share Escrow Agreement provides that the Pitalla Acquisition Escrow Shares may not be transferred or otherwise dealt with during the term of the Pitalla Acquisition Share Escrow Agreement unless authorized by the TSX Venture Exchange or unless the transfers or dealings are within escrow and are:
(i)   transfers to continuing or, upon their appointment, incoming directors and senior officers of the Company or of a material operating subsidiary, with approval of the Company's board of directors;
(ii)   transfers to an RRSP or similar trusteed plan provided that the only beneficiaries are the transferor; and
(iii) transfers upon bankruptcy to the trustee in bankruptcy.

Tenders of Escrow Shares to a take-over bid will be permitted, provided that, if the tenderer is a principal of the successor company upon completion of the take-over bid, securities received in exchange for tendered Escrow Shares will be substituted in escrow on the basis of the successor company's escrow classification. Upon the death of an Escrow Holder, a release from escrow to the legal representative will be permitted in certain circumstances.

Under the Escrow Policy, the Pitalla Acquisition Escrow Shares are to be released from escrow on a pro-rata basis on the following schedule:

<u>Release Date</u>	<u>% Permitted for Release</u>
at the time of Exchange Notice (1)	10%
6 months from Exchange Notice	15% (4/06/2006 released)
12 months from Exchange Notice	15% (10/03/2006 released)
18 months from Exchange Notice	15%
24 months from Exchange Notice	15%
30 months from Exchange Notice	15%
36 months from Exchange Notice	15%
TOTAL	100%

All these Pitalla Acquisition Escrow Shares and any other securities to be issued by the Company to Pitalla shareholders are expected to be subject to, in addition to any escrow, seed share restrictions or other restrictions imposed by the TSX Venture Exchange, a four (4) month hold from their date of issuance. The foregoing release dates and effected shareholders are, respectively, the minimum amounts and people that the Company expects will be subject to such escrow, seed share restrictions or other restrictions and the Exchange may require additional securities and securities of other shareholders to be subject to escrow and other restrictions.

<u>9.A.6.   Differing Rights</u>
<u>9.A.7.a. Subscription Warrants/Right</u>
<u>9.A.7.b. Convertible Securities/Warrants</u>
            --- No Disclosure Necessary ---

<u>9.C. Stock Exchanges Identified</u>
The common shares trade on the TSX Venture Exchange in Canada. The common shares also trade, in Europe, on the Munich Stock Exchange, Berlin Stock Exchange, Frankfurt stock Exchange, and XETRA Exchange. Refer to ITEM #9.A.4.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

10.A.1. <u>Authorized/Issued Capital</u>. As of 9/30/2006 and 9/30/2005, the authorized capital of the Company was, respectively, an unlimited number of common shares without par value and 100,000,000 common shares without par value. At these dates, there were 23,609,052 and 16,300,282 common shares issued and outstanding, respectively.

<u>10.A.2. Shares Not Representing Capital.</u>
<u>10.A.3. Shares Held By Company.</u>
--- No Disclosure Necessary ---

<u>10.A.4. Stock Options/Share Purchase Warrants</u>
<u>10.A.5. Stock Options/Share Purchase Warrants</u>
--- Refer to Table No. 10 and Table No. 12. ---

<u>10.A.6. History of Share Capital</u>
The Company has financed its operations through funds raised in loans; public/private placements of common shares; shares issued for property; shares issued in debt settlements; and shares issued upon exercise of stock options, share purchase warrants, and convertible debentures.

Issue Date	Issued	Number	Price	Gross Proceeds	Process/ Consideration
01/16/2005	Units	1,135,000	$0.30	$340,500	Private Placement
01/16/2005	Units	100,000	$0.30	$nil	Finder's Fee
01/16/2005	Convertible Debentures			$409.500	Private Placement
07/12/2005	Shares	65,000	$0.35	$22,750	Warrant Exercises
09/29/2005	Shares	5,399,998	$0.10125	$nil	Shares for Property
09/29/2005	Shares	150,000	$0.10125	$nil	Finder's Fee
09/29/2005	Units	4,400,000	$0.45	$1,980,000	Private Placement
09/29/2005	Units	1,365,000	$0.30	$nil	Debenture Conversion
09/29/2005	Shares	350,000	$0.45	$157,500	Shares for Debt
09/29/2005	Units	185,040	$0.45	$nil	Finders Fee
10/04/2005	Shares	30,000	$0.35	$10,500	Warrant Exercises
12/05/2005	Shares	90,000	$0.35	$31,500	Warrant Exercises
12/13/2005	Shares	50,000	$0.35	$17,500	Warrant Exercises
1/16/2006	Shares	422,500	$0.35	$147,875	Warrant Exercises
1/24/2006	Units	1,713,500	$0.64	$1,096,640	Private Placement
1/24/2006	Units	16,905	$0.64	$nil	Finder's Fee
2/10/2006	Shares	10,000	$0.60	$6,000	Warrant Exercises
2/14/2006	Shares	6,200	$0.60	$3,720	Warrant Exercises
3/10/2006	Shares	22,500	$0.60	$13,500	Warrant Exercises
3/17/2006	Units	2,967,335	$0.75	$2,225,500	Private Placement
3/17/2006	Units	66,813	$0.75	$nil	Finder's Fee
3/24/2006	Shares	12,500	$0.60	$7,500	Warrant Exercises
3/30/2006	Shares	10,000	$0.60	$6,000	Warrant Exercises
4/07/2006	Shares	65,000	$0.60	$39,000	Warrant Exercises
4/07/2006	Shares	42,500	$0.35	$14,875	Warrant Exercises
4/10/2006	Shares	10,000	$0.60	$6,000	Warrant Exercises
4/25/2006	Units	861,667	$0.75	$603,250	Private Placement
4/25/2006	Units	8,250	$0.75	$nil	Finder's Fee
4/25/2006	Shares	150,000	$0.50	$75,000	Option Exercise
4/25/2006	Shares	50,000	$0.63	$31,500	Option Exercise
5/03/2006	Shares	73,400	$0.60	$44,040	Warrant Exercises
5/04/2006	Shares	10,000	$0.60	$6,000	Warrant Exercises
5/04/2006	Shares	70,000	$0.50	$35,000	Option Exercise
5/08/2006	Shares	90,000	$0.60	$54,000	Warrant Exercises
5/10/2006	Shares	300,000	$0.35	$105,000	Warrant Exercises
5/15/2006	Shares	32,200	$0.60	$19,320	Warrant Exercises
5/26/2006	Shares	47,500	$0.60	$28,500	Warrant Exercises
6/05/2006	Shares	5,000	$0.60	$3,000	Warrant Exercises
6/05/2006	Shares	70,000	$0.50	$35,000	Option Exercises
8/03/2006	Shares	5,000	$0.60	$3,000	Warrant Exercises
12/18/2006	shares	15,000	$0.35	$5,250	Warrant Exercises
12/18/2006	shares	235,000	$0.35	$82,250	Warrant Exercises
12/28/2006	shares	50,000	$0.35	$17,500	Warrant Exercises
01/09/2007	shares	10,000	$0.60	$6,000	Warrant Exercises
01/17/2007	shares	10,000	$0.60	$6,000	Warrant Exercises
01/31/2007	shares	10,000	$0.60	$6,000	Warrant Exercises

<u>10.A.7. Resolutions/Authorizations/Approvals</u>
--- No Disclosure Necessary ---

<u>10.B. Notice of Articles and Articles of Incorporation</u>
The Company was originally incorporated under the *Company Act* of British Columbia (the "Company Act") on 12/24/1983 under the name Magna Ventures Ltd. On 8/9/1990, the Company changed its name to Consolidated Magna Ventures Ltd. On 1/10/2002, the Company changed its name to Skinny Technologies Inc. On 9/10/2004, the Company changed its name to Pediment Exploration Ltd. On 3/29/2004, British Columbia adopted the *Business Corporations Act (British Columbia)* (the "New Act") to replace the Company Act. Companies registered under the Company Act are required to transition to the New Act within two years from the date of the adoption of the New Act.

At the Annual and Special General meeting of the Company held on 3/11/2005, shareholders passed appropriate resolutions to complete the transition procedures to cancel the Company's Memorandum and Articles and adopt new Notice of Articles and Articles of Incorporation, which includes an increase of the number of common shares which the Company is authorized to issue to an unlimited number of common shares.

There are no restrictions on the business the Company may carry on in the Articles of Incorporation.

Under Part 17 of the Company's Articles and Division 3 of the New Act, a director must declare its interest in any existing or proposed contract or transaction with the Company and is not allowed to vote on any transaction or contract with the Company in which has a disclosable interest, unless all directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution. A director may hold any office or place of profit with the Company in conjunction with the office of director, and no director shall be disqualified by his office from contracting with the Company. A director or his firm may act in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services. A director may become a director or other officer or employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a shareholder or otherwise. The director shall not be accountable to the Company for any remuneration or other benefits received by him from such other corporation or firm unless the Company in general meeting directs otherwise.

Part 16 of the Company's Articles address the duties of the directors. Directors must manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers that are not required to be exercised by the shareholders, or as governed by the New Act. Part 19 addresses committees of the Board of Directors. Directors may, by resolution, create and appoint an executive committee consisting of the director or directors that they deem appropriate. This executive committee has, during the intervals between meetings of the Board, all of the directors' powers, except the power to fill vacancies in the Board, the power to remove a Director, the power to change the membership of, or fill vacancies in, any committee of the Board and any such other powers as may be set out in the resolution or any subsequent directors' resolution. Directors may also by resolution appoint one or more committees other than the executive committee. These committees may be delegated any of the directors' powers except the power to fill vacancies on the board of directors, the power to remove a director, the power to change the membership or fill vacancies on any committee of the directors, and the power to appoint or remove officers appointed by the directors. Part 18 details the proceedings of directors. The quorum necessary for the transaction of the business of the directors may be fixed by the directors and if not so fixed shall be a majority of the directors.

Part 8 details the borrowing powers of the Directors. They may, on behalf of the Company:

a. Borrow money in a manner and amount, on any security, from any source and upon any terms and conditions;
b. Issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person;
c. Guarantee the repayment of money by any other person or the performance of any obligation of any other person; and
d. Mortgage, charge, or grant a security in or give other security on, on the whole or any part of the present or future assets and undertaking of the Company.

A director need not be a shareholder of the Company, and there are no age limit requirements pertaining to the retirement or non-retirement of directors. The directors are entitled to the remuneration for acting as directors, if any as the directors may from time to time determine. If the directors so decide, the remuneration of directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a director. The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company. If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

Part 21 provides for the mandatory indemnification of directors, senior officers, former directors, and alternate, as well as their respective heirs and personal or other legal representatives, or any other person, to the greatest extent permitted by the New Act. The indemnification includes the mandatory payment of expenses. The failure of a director, alternate director, or officer of the Company to comply with the *Business Corporations Act* or the Company's Articles does not invalidate any indemnity to which he or she is entitled under Part 21. The directors may cause the Company to purchase and maintain insurance for the benefit of eligible parties.

The rights, preferences and restrictions attaching to each class of the Company's shares are as follows:

Common Shares
The authorized share structure consists of an unlimited number of common shares without par value. All the shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Under Part 9 and subject to the New Act, the Company may alter its authorized share structure by special resolution. These special resolutions may:
a. create one or more classes or series of shares or, if none of the shares of a series of a class or series of shares are allotted or issued, eliminate that class or series of shares;
b. increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the company is authorized to issue out of any class or series of shares for which no maximum is established;
c. subdivide or consolidate all or any of its unissued, or fully paid issued, shares;
d. if the Company is authorized to issue shares of a class or shares with par value;
    (1) decrease the par value of those shares; or
    (2) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;
e. change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;
f. alter the identifying name of any of its shares; or
g. otherwise alter its share or authorized share structure when required or permitted to do so by the New Act.

Subject to Part 9.2 and the New Act, the Company may by special resolution:
a. create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or
b. vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

An annual general meeting shall be held once every calendar year at such time (not being more than 15 months after holding the last preceding annual meeting) and place as may be determined by the Directors. The Directors may, as they see fit, to convene an extraordinary general meeting. An extraordinary general meeting, if requisitioned in accordance with the New Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the New Act.

There are no limitations upon the rights to own securities.

There are no provisions that would have the effect of delaying, deferring, or preventing a change in control of the Company.

There is no special ownership threshold above which an ownership position must be disclosed. However, any ownership level above 10% must be disclosed to the TSX Venture Exchange and the British Columbia Securities Commission.

Except for as described in ITEM #10.D, "Exchange Controls", there are no limitations on the right to own securities, imposed by foreign law or by the charter or other constituent document of the Company.

No provision of the Company's Articles of Incorporation would have the effect of delaying, deferring, or preventing a change in control of the Company, and operate only with respect to a merger, acquisition or corporate restructuring of the Company or any of its subsidiaries.

There are no provisions in the Articles of Incorporation governing the ownership threshold above which shareholder ownership must be disclosed. Upon reaching 10% of the issued capital, a shareholder is required to make disclosure of further acquisitions under the 1934 Securities Exchange Act.

There are no conditions imposed by the Articles of the Company regarding changes in the capital that are more stringent than is required by law.

A copy of the Company's Articles of Incorporation are filed as an exhibit to this Form 20-FR Registration Statement.

10.C. Material Contracts
a. Letter of Intent regarding acquisition of Pitalla, dated 7/29/2004
b. Acquisition Agreement for Pitalla, dated 6/22/2005
c. Management Agreement with Gary Freeman, dated 2/1/2006
d. Consulting Agreement with Mel Hendricks, dated 5/15/2006

10.D. Exchange Controls
Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10.E., "Taxation" below.

Restrictions on Share Ownership by Non-Canadians
There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E Taxation
The Company believes the following is a brief summary of all material principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the *Income Tax Act* (Canada) (the "Act") and the *Canada – United States Income Tax Convention* (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits situated in Canada, rights to amounts computed by reference to the amount or value of production from such mineralization, certain other rights in respect of properties situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable years ended 9/30/2005 or 9/30/2006 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F. Dividends and Paying Agents
The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders. The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G. Statement by Experts
The Company's auditors for its financial statements for fiscal periods ended 9/30/2006, 9/30/2005, and 9/30/2004, were Smythe Ratcliffe (formerly G. Ross McDonald), Chartered Accountants, 355 Burrard Street, Seventh Floor, Vancouver, British Columbia, Canada V6C 2G8. They are members of the British Columbia Institute of Chartered Accountants. Their report for the fiscal periods ended 9/30/2006, 9/30/2005, and 9/30/2004 is included with the related consolidated financial statements in this Registration Statement with their consent. Refer to Exhibit #15.

10.H. Documents on Display
The Company's documents can be viewed at its North American office, located at: 905 West Pender Street #300, Vancouver, British Columbia, Canada V6C 1L6. Upon the effectiveness of this Form 20-FR, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the Securities and Exchange Commission (the "SEC"). The Company's reports, registration statements and other information can be inspected on the SEC's website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: Judiciary Plaza, 100 F Street NE, Washington, D.C. 20549.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The Company has not entered into any activities in derivative financial instruments, other financial instruments, or derivative commodity instruments. The Company's financial assets in the form of cash and cash equivalents are held in short term interest-bearing deposits at institutions with high credit quality ratings. Non-material amounts of foreign currency may be held from time to time for the payment of operating expenses. As the Company is engaged in exploring mineral properties that, if successful, will produce commodities, it can be seen to be exposed indirectly to commodity risk. Such exposure cannot be accurately estimated by quantitative means although the risk would increase as the possibility of project success increased. Industry practice dictates that attempts to hedge commodity risk not begin until at least there are funding agreements in place supported by a bankable feasibility study. The Company has in the past and may in the future finance its activities by the sale of equity and/or debt instruments. This is also an indirect exposure to equity and/or interest-rate risk, which cannot be accurately estimated by quantitative means.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
12.A. Debt Securities   --- No Disclosure Necessary ---
12.B. Warrants and Rights   --- Refer to ITEM 9, "Warrants"
12.C. Other Securities   --- No Disclosure Necessary ---
12.D. American Depository Shares -- No Disclosure Necessary ---

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
                --- No Disclosure Necessary ---

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
           HOLDERS AND USE OF PROCEEDS   --- No Disclosure Necessary ---

ITEM 15. CONTROLS AND PROCEDURES
At the end of Fiscal year ended 9/30/2006 (the "Evaluation Date"), under the
supervision and with the participation of the Company's management, including its
Chief Executive Officer and Chief Financial Officer, the Company evaluated the
effectiveness of the design and operation of its disclosure controls and procedures
(as defined in Rule 13a-15e under the Exchange Act). Based upon that evaluation, the
Company's management, including the Chief Executive Officer and Chief Financial
Officer, concluded that, as of the Evaluation Date, concluded that the Company's
disclosure controls and procedures were effective to ensure that information the
Company is required to disclose in the reports that it files or submits with the
Securities and Exchange Commission under the Securities Exchange Act of 1934 is
recorded, processed, summarized and reported, within the time periods specified in
the Commission's rules and forms, and to ensure that information required to be
disclosed by the Company in the reports that it files or submits under the Exchange
Act is accumulated and communicated to the Company's management, including its
principal executive officer and principal financial officer, as appropriate to allow
timely decisions regarding required disclosure.

The Company's management, including the Chief Executive Officer and Chief Financial
Officer, identified no change in the Company's internal control over financial
reporting that occurred during the Company's Fiscal Year Ended September 30, 2006 that
has materially affected, or is reasonably likely to materially affect, the Company's
internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
ITEM 16B. CODE OF ETHICS
Item 16C. PRINCIPAL ACCOUNTIING FEES AND SERVICES
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
                --- Not Applicable ---

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement. The audit reports of Smythe Ratcliffe and G. Ross MacDonald are included herein immediately preceding the audited financial statements.

A. Audited Financial Statements
    Auditor's Report, dated 1/23/2007
    Auditor's Report, dated 12/16/2004
    Consolidated Balance Sheets at 9/30/2006 and 9/30/2005
    Consolidated Statements of Operations and Deficit
       for the years ended 9/30/2006, 9/30/2005, and 9/30/2004
    Consolidated Statements of Cash Flows
       for the years ended 9/30/2006, 9/30/2005, and 9/30/2004
    Notes to Consolidated Financial Statements

B. Un-Audited Financial Statements
    Consolidated Balance Sheets at 12/31/2006 and 9/30/2006
    Consolidated Statements of Operations and Deficit
       for the Three Months ended 12/31/2006 and 12/31/2005
    Consolidated Statements of Cash Flows
       for the Three Months ended 12/31/2006 and 12/31/2005
    Notes to Consolidated Financial Statements

ITEM 18. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19. EXHIBITS

1. Notice of Articles and Articles of Incorporation as currently in effect: attached
   1.1. Certificate of Incorporation; dated 12/23/1983
   1.2. Notice of Articles and Articles of Incorporation
   1.3. Certificate of Name Change; dated 8/09/1990
   1.4. Certificate of Name Change; dated 1/10/2002
   1.5. Certificate of Name Change; dated 9/10/2005

2. Instruments defining the rights of holders of equity or
     debt securities being registered.
        --- Refer to Exhibit No. 1 ---

3. Voting Trust Agreements: No Disclosure Necessary

4. Material Contracts: attached
      a. Letter of Intent regarding acquisition of Pitalla, dated 7/29/2004
      b. Acquisition Agreement for Pitalla, dated 6/22/2005
      c. Management Agreement with Gary Freeman, dated 2/1/2006
      d. Consulting Agreement with Mel Hendricks, dated 5/15/2006

5. Foreign Patents: No Disclosure Necessary
6. Earnings Per Share Calculation: No Disclosure Necessary
7. Ratio of Earnings To Fixed Charges: No Disclosure Necessary
8. List of Subsidiaries: Refer to ITEM #4.C. in text
9.   Statement Regarding Date of Financial Statements: No Disclosure Necessary
10. Notice Required by Rul3e 104 of Regulation BTR: No Disclosure Necessary
11. Code of Ethics as required by ITEM No. 16B: No Disclosure Necessary

12i: Certifications required by Rule 13a-14(a) or Rule 15d-14(a)   attached
12ii: Certifications required by Rule 13a-14(a) or Rule 15d-14(a)   attached

13i. Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and
      Section 1350 of Chapter 63 of Title 18 of the United States Code   attached
13ii. Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and
      Section 1350 of Chapter 63 of Title 18 of the United States Code   attached

14. Legal Opinion required by Instruction 3 of ITEM 7B:
     No Disclosure Necessary

15. Additional Exhibits:
      a. Consent of Auditor, Smyth Radcliffe, dated 03/08/2007   attached
      b. Consent of Former Auditor, G. Ross MacDonald, dated 02/28/2007   attached

PEDIMENT EXPLORATION LTD.

Consolidated Financial Statements
September 30, 2006 and 2005

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Pediment Exploration Ltd. are the responsibility of the Company's management. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management's best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company's assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements as at September 30, 2006 and for the year then ended have been audited by Smythe Ratcliffe LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the financial statements.

"Gary Freeman" (signed)

Gary Freeman
President

January 23, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF PEDIMENT EXPLORATION LTD.

We have audited the consolidated balance sheets of Pediment Exploration Ltd. as at September 30, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles, which differ in certain aspects from accounting principles generally accepted in the United States as discussed in note 11.

The consolidated statements of operations and deficit and cash flows for the year ended September 30, 2004 were audited by another auditor who expressed an opinion without reservation in his report dated December 16, 2004.

Chartered Accountants
Vancouver, Canada

January 23, 2007

COMMENTS BY AUDITORS FOR US READERS ON CANADA-US REPORTING DIFFERENCES

In the United States of America, reporting standards of the Public Company Accounting Oversight Board for auditors requires the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going-concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated January 23, 2007 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

Chartered Accountants
Vancouver, Canada

January 23, 2007

G. Ross McDonald*

Chartered Accountant

---

*Denotes incorporated professional Suite 1402, 543 Granville Street

Vancouver, B.C. V6C 1X8
Tel: (604) 685-8646
Fax: (604) 684-6334

AUDITOR'S REPORT

TO THE SHAREHOLDERS OF PEDIMENT EXPLORATION LTD.

I have audited the statements of operations and deficit and cash flows of Pediment Exploration Ltd. for the year ended September 30, 2004. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards in Canada. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the results of operations and cash flows for the year ended September 30, 2004 in accordance with generally accepted accounting principles in Canada.

"G. Ross McDonald" (signed)

G. Ross McDonald
Chartered Accountant

Vancouver, Canada
December 16, 2004

PEDIMENT EXPLORATION LTD.
Consolidated Balance Sheets
September 30

	2006	2005
Assets		
Current		
Cash and cash equivalents	$ 4,644,106	$ 412,110
Amounts receivable	136,851	31,867
Prepaid expenses	1,777	43,622
Total Current Assets	4,782,734	487,599
Mineral Interests (note 5)	1,029,143	410,841
Equipment (note 4)	32,048	0
Total Assets	$ 5,843,925	$ 898,440
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 117,137	$ 179,494
Due to related parties (note 8)	3,051	0
Total Current Liabilities and Total Liabilities	120,188	179,494
Shareholders' Equity		
Share Capital (note 6)	28,584,935	23,857,950
Contributed Surplus (note 6(h))	1,086,426	821,998
Share Subscriptions Receivable (note 6(c)(iii))	0	(1,600,660)
Deficit	(23,947,624)	(22,360,342)
Total Shareholders' Equity	5,723,737	718,946
Total Liabilities and Shareholders' Equity	$ 5,843,925	$ 898,440

Nature of operations and going-concern (note 1)
Subsequent events (note 12)

Approved on behalf of the Board:

"Bradley T. Aelicks" (signed)
_____
Bradley T. Aelicks, Director

"Gary Freeman" (signed)
_____
Gary Freeman, Director

See notes to consolidated financial statements.

PEDIMENT EXPLORATION LTD.
Consolidated Statements of Operations and Deficit
Years Ended September 30

	2006	2005	2004
		(note 3)	(note 3)
Expenses			
Consultants (note 6(g)(i))	$ 538,290	$ 802,190	$ 23,213
Investor relations and promotion (note 6(g)(i))	509,691	7,011	0
Salaries (note 6(g)(i))	180,407	0	0
Travel	167,370	17,592	1,441
Legal and audit	121,874	70,881	39,528
Office and administration	91,820	3,973	7,530
Transfer agent, listing and filing fees	28,636	18,048	13,641
Interest and financing costs (note 6(g)(ii))	2,329	182,846	21,426
Property investigation costs	0	61,284	0
Amortization	447	657	5,400
	(1,640,864)	(1,164,482)	(112,179)
Other Income (Expenses)			
Investment and other income	117,721	553	0
Foreign exchange loss	(64,139)	(911)	0
Liabilities written-off	0	29,603	119,961
	53,582	29,245	119,961
Net Income (Loss) for Year	(1,587,282)	(1,135,237)	7,782
Deficit, Beginning of Year	(22,360,342)	(21,212,460)	(21,220,242)
Adjustment for purchase price discrepancy on acquisition of subsidiary	0	(12,645)	0
	(22,360,342)	(21,225,105)	(21,220,242)
Deficit, End of Year	$ (23,947,624)	$ (22,360,342)	$ (21,212,460)
Earnings (Loss) per Share	$ (0.0	$ (0.27	$ 0.00
Weighted Average Number of Common			
Shares Outstanding	20,382,356	4,101,381	3,150,244

See notes to consolidated financial statements.

PEDIMENT EXPLORATION LTD.
Consolidated Statements of Cash Flows
Years Ended September 30

	2006	2005	2004
Operating Activities			
Net income (loss)	$ (1,587,282)	$ (1,135,237)	$ 7,782
Items not involving cash			
Amortization	447	657	5,400
Stock-based compensation expense	561,588	669,725	0
Non-cash financing costs	0	170,688	0
Liabilities written-off	0	(29,603)	(119,961)
Changes in Non-Cash Working Capital			
Amounts receivable	(90,354)	(30,279)	(1,680)
Prepaid expenses	41,845	(42,372)	0
Accounts payable and accrued liabilities	(119,731)	(138,877)	60,046
Cash Used in Operating Activities	(1,193,487)	(535,298)	(48,413)
Investing Activities			
Purchase of equipment	(32,495)	0	0
Mineral property costs, net of recoveries	(560,928)	0	0
Cash Used by Investing Activities	(593,423)	0	0
Financing Activities			
Shares issued for cash, net of share subscriptions receivable	6,030,485	851,852	0
Settlement of debt for shares	0	157,500	0
Adjustment for acquisition of subsidiary	0	(18,486)	0
Due to (from) related parties	(11,579)	(45,211)	34,125
Cash Provided by Financing Activities	6,018,906	945,655	34,125
Increase (Decrease) in Cash and Cash Equivalents	4,231,996	410,357	(14,288)
Cash and Cash Equivalents, Beginning of Year	412,110	1,753	16,041
Cash and Cash Equivalents, End of Year	$ 4,644,106	$ 412,110	$ 1,753

Supplemental disclosure with respect to cash flows (note 9).

See notes to consolidated financial statements.

PEDIMENT EXPLORATION LTD.
Notes to Consolidated Financial Statements
Years Ended September 30, 2006 and 2005

1. NATURE OF OPERATIONS AND GOING-CONCERN

The Company is governed under the *Business Corporations Act* (British Columbia) and is engaged in the business of the acquisition, exploration and development of resource properties.

For the year ended September 30, 2006, the Company has an accumulated deficit of $23,947,624 (2005 - $22,360,342). These financial statements have been prepared on a going-concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company's ability to continue as a going-concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations. These financial statements do not include any adjustments to the carrying value or classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going-concern.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Compania Minera Pitalla, S.A. de C.V. ("Pitalla") and Pediment Exploration Mexico, S. de C.V. All significant intercompany transactions and balances have been eliminated.

(b) Cash and cash equivalents

Securities with original maturities of one year or less are considered to be cash equivalents, at cost. The securities are highly liquid and can be converted to cash at any time, and are held by a Canadian chartered bank. Accrued interest on the guaranteed investment certificates, included as cash equivalents, is accrued at the stated interest rate over the term of the instrument and included in amounts receivable.

(c) Equipment

Equipment is recorded at cost and amortized using a declining-balance method at rates varying from 20% to 30% annually.

(d) Stock-based compensation

The Company accounts for stock-based compensation expense using the fair value based method with respect to all stock-based payments to directors, employees and non-employees, including awards that are direct awards of stock and call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments. Under this standard, stock-based payments are recorded as an expense over the vesting period or when the awards or rights are granted, with a corresponding increase to contributed surplus under shareholders' equity. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to capital stock.

PEDIMENT EXPLORATION LTD.
Notes to Consolidated Financial Statements
Years Ended September 30, 2006 and 2005

2. **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

(e) Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and losses carried forward. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted or substantially assumed. The amount of future income tax assets is limited to the amount of the benefit that is more likely than not to be realized.

(f) Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings (loss) per share. However, diluted loss per share is not presented as the effects of various conversions and exercise of options and warrants would be anti-dilutive. Shares held in escrow that are held based on a passage of time have not been included in the calculation of the weighted average number of common shares outstanding.

(g) Financial instruments

(i) Fair value

The carrying values of cash and cash equivalents, amounts receivables, and accounts payable and accrued liabilities approximate their fair values due to the short terms to maturity of the instruments. The fair values of loans payable and amounts due to related parties are not readily determinable due to the nature of the parties and the absence of a ready market for such instruments.

(ii) Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities.

(iii) Credit risk

The Company is not exposed to significant credit risk on its financial assets due to cash being placed with major financial institutions and amounts receivable due from government agencies.

PEDIMENT EXPLORATION LTD.
Notes to Consolidated Financial Statements
Years Ended September 30, 2006 and 2005

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)   Financial instruments (Continued)

(iv)   Currency risk

The Company is exposed to foreign currency fluctuations to the extent certain expenditures incurred are not denominated in Canadian dollars. As at September 30, 2006, cash included approximately $6,785 (2005 - $9,778) denominated in Mexican pesos.

(h)   Mineral interests

The Company capitalizes all costs related to investments in mineral interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed or the Company's mineral rights are allowed to lapse.

All deferred resource property expenditures are reviewed annually, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company's assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value.

These costs will be depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received.

(i)   Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include amortization periods for equipment, the recovery of mineral property interests, valuation allowance for future tax assets and fair value of stock-based compensation. Actual results could differ from those estimates.

PEDIMENT EXPLORATION LTD.
Notes to Consolidated Financial Statements
Years Ended September 30, 2006 and 2005

2.   **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

(j)   Foreign currency translation

The functional currency of the Company and all its subsidiaries is the Canadian dollar. Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)   Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)   Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)   Interest income and expenses (excluding amortization, which is translated at the same rate as the related asset), at the average rate of exchange for the period.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss for the period.

(k)   Asset retirement obligations

Section 3110 of the Canadian Institute of Chartered Accountants Handbook requires companies to recognize an estimate of the liability associated with an asset retirement obligation ("ARO") in the financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a unit-of-production basis over the life of the proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

3.   **COMPARATIVE FIGURES**

Certain of the comparative figures have been reclassified to conform to the current year's presentation.

4.   **EQUIPMENT**

	2006			2005
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Machinery and equipment	$ 21,671	$ 486	$ 21,185	$ 0
Computer equipment	11,784	921	10,863	0
	$ 33,455	$ 1,407	$ 32,048	$ 0

PEDIMENT EXPLORATION LTD.
Notes to Consolidated Financial Statements
Years Ended September 30, 2006 and 2005

5. MINERAL PROPERTIES

(a) Capitalized mineral property expenditures are as follows:

	Caborca Project		Las Colinas Project		Texson Project		Daniel Project		Mel-Manuel Project		Valenzuela Project		Cochis Project		Other Projects		Total
Balance, September 30, 2004	$	0	$	0	$	0	$	0	$	0	$	0	$	0	$	0	$	0
Acquisition costs		55,696		32,194		55,082		70,568		26,823		27,428		9,707		133,343		410,841
Balance, September 30, 2005		55,696		32,194		55,082		70,568		26,823		27,428		9,707		133,343		410,841
Deferred exploration costs																		
Mining concessions		12,756		1,515		4,108		4,226		0		64,459		0		4,305		91,369
Geological services		20,834		87,406		23,510		24,848		2,676		1,338		1,338		13,899		175,849
Tax on surface		10,607		5,326		5,169		6,365		1,558		0		0		2,214		31,239
Sampling and test		0		118,526		0		0		0		0		0		0		118,526
Fuel and gas		222		1,617		81		222		0		0		0		0		2,142
Travel expenses		2,700		11,422		311		2,700		0		0		0		0		17,133
Stationery		146		98		174		188		28		14		14		84		746
Miscellaneous		12,302		74,468		21,554		26,180		9,252		4,626		4,626		28,290		181,298
Total expenditures for year		59,567		300,378		54,907		64,729		13,514		70,437		5,978		48,792		618,302
Balance, September 30, 2006	$	115,263	$	332,572	$	109,989	$	135,297	$	40,337	$	97,865	$	15,685	$	182,135	$ 1,029,143

PEDIMENT EXPLORATION LTD.
Notes to Consolidated Financial Statements
Years Ended September 30, 2006 and 2005

5.   MINERAL PROPERTIES (Continued)

(b)   The Company's mineral property holdings (note 5(d)) consist of mineral concessions located in Sonora State and Baja California, Mexico. Descriptions of specific concession groups are as follows:

(i)   Caborca Project

The Caborca area project consists of four non-contiguous concessions, namely the Pitalla, Martha, Diana and Glor concessions, located in Sonora State, Mexico. The concessions are held 100% by Pitalla and are in good standing.

(ii)   Las Colinas Project

Las Colinas consists of two concessions, Cirio and Emily, located in the state of Baja California Sur, Mexico. The concessions are held 100% by Pitalla and are in good standing.

(iii)   Texson Project

The Texson Project consists of three concessions, namely Texson Fraction 1, 2 and 3 and is located in Sonora State, Mexico. The concessions are held 100% by Pitalla and are in good standing.

(iv)   Daniel Project

The Daniel Project consists of four concessions, Daniel 1, Daniel 2, Daniel 3 and Daniel 4 and is located in Sonora State, Mexico. The concessions are 100% owned by Pitalla and are in good standing.

(v)   Mel-Manuel Project

The Mel-Manuel Project consists of two non-contiguous concessions, the Mel and Manuel, located in Sonora State, Mexico. The concessions are held 100% by Pitalla and are in good standing.

(vi)   Valenzuela Project

The Valenzuela Project consists of three contiguous concessions, the El Valle, San Martin and San Martin Extension, located in Sonora State, Mexico. The El Valle concession is 100% held by Pitalla while the San Martin concessions are optioned from a third party. During 2006, the Company made the final payment of US $50,000 to acquire the property.

PEDIMENT EXPLORATION LTD.
Notes to Consolidated Financial Statements
Years Ended September 30, 2006 and 2005

5.   **MINERAL PROPERTIES** (Continued)

(b)   (Continued)

(vii)   Cochis Project

The Cochis Project consists of a single concession, the El Toro, totalling 250 hectares, which was staked by the Company in July 2004 and remains in good standing. The property is located 70 kilometres northeast of Hermosillo in Sonora State, Mexico.

(c)   Although the Company has taken steps to ensure the title to resource properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures may not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

The investment in and expenditures on resource properties comprise a significant portion of the Company's assets. Realization of the Company's investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal.

Resource exploration and development is highly speculative and involves inherent risks. While the rewards can be substantial if an ore body is discovered, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company's operations may cause additional expenses and restrictions.

If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

(d)   On September 29, 2005, the Company acquired 100% of the issued and outstanding shares of Pitalla, a non-reporting Mexican company, which owns or has rights to acquire various mining properties, concessions and prospects in Mexico.

In consideration of the acquisition, the Company issued 5,399,998 common shares to the vendors at a price of $0.075 per share for a total deemed value of $405,000 pursuant to a letter of intent dated July 29, 2004. As part of a finder's fee arrangement, 150,000 additional common shares were issued to the agents. In addition, 2,500,000 common shares may be issuable prior to December 31, 2011 if an aggregate of one million ounces of gold or gold equivalents are determined to be situated on three or fewer of the acquired properties, of which 500,000 ounces or equivalent must be in a single property.

PEDIMENT EXPLORATION LTD.
Notes to Consolidated Financial Statements
Years Ended September 30, 2006 and 2005

5.   MINERAL PROPERTIES (Continued)

(d)   (Continued)

At the date of the letter of intent, July 29, 2004, this transaction was initially to be accounted for as a reverse takeover whereby the legal parent is considered to have been acquired by the legal subsidiary. However, on the date of closing of the acquisition, September 29, 2005, the Company concurrently completed private placements (note 6). Due to additional shares being issued by the Company, the number of shares being offered through the share exchange would not constitute a reverse takeover by Pitalla.

Accordingly, as at September 29, 2005, this acquisition has been accounted for using the purchase method and the values of the assets acquired and liabilities assumed have been adjusted to reflect their fair values at the acquisition date. The purchase price has been allocated as follows:

Cash and cash equivalents	$	9,778
Accounts receivable		15,340
Mineral interests		410,841
Due to related parties		(43,402)
Accounts payable		(202)
		392,355
Issuance of common shares		(405,000)
Allocated to deficit	$	(12,645)

Pitalla holds interests in mineral concessions as described in note 5(b).

PEDIMENT EXPLORATION LTD.
Notes to Consolidated Financial Statements
Years Ended September 30, 2006 and 2005

6.   **SHARE CAPITAL**

(a)   Authorized
          Unlimited common shares without par value

(b)   Issued

	Shares	Amount
Balance, September 30, 2004	3,150,244	$ 20,824,523
Issued during the year		
For cash		
Private placements, net of issue costs		
(notes 6(c) (i), (ii) and (iii))	7,185,040	2,429,762
Exercise of warrants	65,000	22,750
Settlement of debt	350,000	157,500
Conversion of contributed surplus to share		
capital on exercise of warrants	0	18,415
Share exchange for acquisition of 100%		
of shares of Pitalla	5,549,998	405,000
	13,150,038	3,033,427
Balance, September 30, 2005	16,300,282	23,857,950
Issued during the year		
For cash		
Exercise of warrants	1,334,300	559,330
Exercise of options	340,000	176,500
Private placements, net of issue		
costs (notes 6(c) (iv), (v) and (vi))	5,634,470	3,693,995
Conversion of contributed surplus to share		
capital on exercise of warrants	0	85,340
Conversion of contributed surplus to share		
capital on exercise of options	0	211,820
	7,308,770	4,726,985
Balance, September 30, 2006	23,609,052	$ 28,584,935

PEDIMENT EXPLORATION LTD.
Notes to Consolidated Financial Statements
Years Ended September 30, 2006 and 2005

6.   **SHARE CAPITAL**

(b)   Issued (Continued)

As at September 30, 2005, a total of 3,377,037 common shares were held in escrow. In consideration of the divestiture of POD Book.com, 426,667 escrow shares will, be cancelled upon expiry on July 30, 2007. Of the remaining 2,950,370 escrow shares, 295,036 escrow shares were released at the time of the TSX Venture Exchange (the "Exchange") notice approving the transaction and 442,554 escrow shares will be released every six months thereafter. As at September 30, 2006, there were 2,639,447 shares held in escrow.

(c)   Private placements

(i)   In January 2005, the Company completed a non-brokered private placement and issued 1,135,000 units at a price of $0.30 per unit for gross proceeds of $340,500. A $28,350 cash commission was paid and 100,000 units were issued to the agents as part of a finder's fee arrangement. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.35 per share on or before January 16, 2006.

(ii)   Concurrently, the Company issued a convertible debenture in the amount of $409,500. On September 29, 2005, the debenture converted into 1,365,000 units at a price of $0.30 per unit. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.35 per share on or before December 31, 2006.

(iii)   On September 29, 2005, the Company completed a non-brokered private placement and issued 4,400,000 units at a price of $0.45 per unit for gross proceeds of $1,980,000. As part of a finder's fee arrangement, 185,040 additional units were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.60 per share on or before March 29, 2007. Share issuance and certain closing costs of $271,888 were incurred by the Company through the private placement. As of September 30, 2005, the Company has $1,600,660 of share subscription receivables outstanding that are associated with this non-brokered private placement. These funds were held in trust with fiscal agents and corporate counsel on behalf of the Company. All funds were received during the current year.

(iv)   On January 24, 2006, the Company completed a non-brokered private placement and issued 1,713,500 units at a price of $0.64 per unit for gross proceeds of $1,096,640. As part of a finder's fee arrangement, 16,905 additional units were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.80 per share on or before January 24, 2007 (subsequent to September 30, 2006, extended to March 31, 2007). Share issuance and certain closing costs of $86,337 were incurred by the Company through the private placement.

PEDIMENT EXPLORATION LTD.
Notes to Consolidated Financial Statements
Years Ended September 30, 2006 and 2005

6.   **SHARE CAPITAL** (Continued)

   (c)   Private placements (Continued)

      (v)   On March 17, 2006, the Company completed a non-brokered private placement and issued 2,967,335 units at a price of $0.75 per unit for gross proceeds of $2,225,500. As part of a finder's fee arrangement, 66,813 additional units were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.91 per share on or before March 17, 2007. Share issuance and certain closing costs of $128,245 were incurred by the Company through the private placement.

      (vi)   On April 25, 2006, the Company completed a non-brokered private placement and issued 811,667 units at a price of $0.75 per unit for gross proceeds of $608,750. As part of a finder's fee arrangement, 58,250 additional units were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.91 per share on or before April 25, 2007. Share issuance and certain closing costs of $22,312 were incurred by the Company through the private placement.

   (d)   Stock options

   Pursuant to the policies of the Exchange, under the Company's stock option plan, options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant.

   A summary of the status of the Company's outstanding and exercisable stock options at September 30, 2006 and 2005 and changes during the years then ended is as follows:

	Outstanding	Exercisable		Weighted Average Exercise Price
Balance, September 30, 2004	127,556	127,556	$	2.25
Cancelled	(127,556)	(127,556)	$	(2.25)
Granted	1,075,000	1,075,000	$	0.50
Balance, September 30, 2005	1,075,000	1,075,000	$	0.50
Exercised	(340,000)	(340,000)	$	0.50
Cancelled	(75,000)	0	$	0.80
Granted	2,260,000	993,750	$	0.64
Balance, September 30, 2006	2,920,000	1,728,750	$	0.60

PEDIMENT EXPLORATION LTD.
Notes to Consolidated Financial Statements
Years Ended September 30, 2006 and 2005

6.   SHARE CAPITAL (Continued)

(d)   Stock options (Continued)

The following summarizes information about options outstanding at September 30, 2006 and 2005:

Expiry Date	Exercise Price	Number of Shares 2006	2005
February 1, 2007	$ 0.80	75,000	0
February 1, 2007	$ 0.60	135,000	0
March 22, 2007	$ 0.60	300,000	0
February 1, 2009	$ 0.80	50,000	0
February 9, 2009	$ 0.60	150,000	0
July 21, 2010	$ 0.50	265,000	1,075,000
July 21, 2010	$ 0.63	470,000	0
February 1, 2011	$ 0.60	200,000	0
April 25, 2011	$ 0.80	475,000	0
August 2, 2011	$ 0.55	800,000	0
		2,920,000	1,075,000

(e)   Warrants

At September 30, 2006, the Company has outstanding warrants to purchase an aggregate 5,002,008 common shares as follows:

Exercise Price	Expiry Date	Outstanding at September 30, 2005	Issued	Exercised	Outstanding at September 30, 2006
$ 0.35	January 16, 2006	552,500	0	(552,500)	0
$ 0.35	December 31, 2006	682,500	0	(382,500)	300,000
$ 0.60	March 29, 2007	2,292,521	0	(399,300)	1,893,221
$ 0.80	January 24, 2007 *	0	856,750	0	856,750
$ 0.91	March 17, 2007	0	1,517,074	0	1,517,074
$ 0.91	April 25, 2007	0	434,959	0	434,959
		3,527,521	2,808,783	(1,334,300)	5,002,004

* Subsequent to September 30, 2006, extended to March 31, 2007.

PEDIMENT EXPLORATION LTD.
Notes to Consolidated Financial Statements
Years Ended September 30, 2006 and 2005

6.   SHARE CAPITAL (Continued)

(f)   Shares reserved for issuance

	Shares
Outstanding at September 30, 2006 (note 6(b))	23,609,052
Stock options (note 6(d))	2,920,000
Warrants (note 6(e))	5,002,004
Fully diluted at September 30, 2006	31,531,056

(g)   Option compensation

(i)   The fair value of stock options granted, and which vested to directors, employees and consultants, in the amount of $561,588 (2005 - $669,725), has been recorded as an expense during the year and allocated $273,750 (2005 - $nil; 2004 - $nil) to consultants, $137,075 (2005 - $669,725; 2004 - $nil) to investor relations, and $150,763 (2005 - $nil; 2004 - $nil) to salaries.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2006	**2005**
Risk-free interest rate	4.13%	2.97%
Expected dividend yield	0	0
Expected stock price volatility	112.54%	174.28%
Expected option life in years	3.80	5.00

(ii)   The fair value of warrants attached to convertible debt in the amount of $nil (2005 - $170,688) has been recorded as financing costs during the year.

The fair value of stock warrants attached to convertible debt used to calculate compensation expense is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005
Risk-free interest rate	2.74%
Expected dividend yield	0
Expected stock price volatility	196.94%
Expected option life in years	1

PEDIMENT EXPLORATION LTD.
Notes to Consolidated Financial Statements
Years Ended September 30, 2006 and 2005

6. **SHARE CAPITAL** (Continued)

    (g) Option compensation (Continued)

         (ii) (Continued)

               Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

    (h) Contributed surplus

	2006	2005
Balance, beginning of year	$ 821,998	$ 0
Stock-based compensation	561,588	840,413
Reallocated to capital stock	(297,160)	(18,415)
Balance, end of year	$ 1,086,426	$ 821,998

7. **INCOME TAXES**

    The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2006	2005	2004
	34.12%	35.62%	35.62%
Income tax benefit (expense) computed at Canadian statutory rates	$ 541,581	$ 404,371	$ (2,772)
Permanent difference related to stock-based compensation	(191,614)	(198,502)	0
Deductible temporary differences recognized	(36,784)	(21,389)	0
Deductible temporary differences not recognized	(3,696)	(234)	(1,923)
Recognized (unrecognized) tax losses	(309,487)	(184,246)	4,695
Income tax benefit per financial statements	$ 0	$ 0	$ 0

PEDIMENT EXPLORATION LTD.
Notes to Consolidated Financial Statements
Years Ended September 30, 2006 and 2005

7.   **INCOME TAXES** (Continued)

The significant components of the Company's future income tax assets and liabilities as at September 30, 2006 and 2005 are as follows:

		2006		2005
Future income tax assets				
Non-capital losses carried forward	$	3,090,000	$	2,464,000
Net capital losses carried forward		2,383,557		2,383,557
Unused cumulative foreign exploration and				
development expenditures		4,904,595		4,904,595
Unused cumulative Canadian exploration and				
development expenditures		7,407,038		7,407,038
Equipment		447		0
		17,785,637		17,159,190
Future income tax liabilities				
Share issuance costs		(165,692)		(60,048)
		17,619,945		17,099,142
Approximate tax rate		34.12%		35.62%
		6,011,925		6,090,714
Valuation allowance		(6,011,925)		(6,090,714)
Future income taxes, net	$	0	$	0

At September 30, 2006, the Company has tax losses of $3,090,000 that may be carried forward to apply against future years' income for Canadian income tax purposes. These losses expire as follows:

2007	$	374,000
2008		316,000
2009		660,000
2010		85,000
2015		585,000
2026		1,070,000
	$	3,090,000

PEDIMENT EXPLORATION LTD.
Notes to Consolidated Financial Statements
Years Ended September 30, 2006 and 2005

7.   **INCOME TAXES** (Continued)

The Company also has $4,767,000 of capital losses available to apply against future capital gains in Canada. The tax benefit of the above losses has not been recorded in these financial statements as a full valuation allowance has been provided for these future tax assets.

8.   **RELATED PARTY TRANSACTIONS**

(a)   Management believes that legal fees paid or accrued to a law firm in which a director and officer of the Company is a partner are at prevailing commercial rates. The total amount of professional fees and share issue costs paid by the Company to the law firm as at September 30, 2006 is $217,263 (2005 - $125,449).

(b)   The amounts due from/to related parties, which are non-interest bearing, unsecured and due on demand, are comprised of the following:

	2006	2005
Receivable		
Due from directors	$ 14,630	$ 0
Payable		
Due to directors	$ 3,051	$ 0

(c)   Consulting fees in the amount of $176,352 (2005 - $27,870) were made to directors of the Company. In addition, reimbursement of expenses were paid to directors totalling $27,473 (2005 - $20,582).

9.   **SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS**

	2006	2005	2004
Non-cash transactions for the years ended September 30			
Share exchange of 5,399,998 common shares for 100% of the issued and outstanding shares of Compania Minera Pitalla, S.A. de C.V.	$ 0	$ 405,000	$ 0
Other supplemental cash flow information:			
Cash paid during the year for:			
Interest expense	$ 0	$ 0	$ 0
Income taxes	$ 0	$ 0	$ 0
Interest income	$ 117,721	$ 553	$ 0

10.   **SEGMENT DISCLOSURES**

As at September 30, 2006 and 2005, the Company's principal operating segment is in the mineral exploration industry. All of the Company's assets are located in Canada, except for its mineral interests, which are located in Mexico.

PEDIMENT EXPLORATION LTD.
Notes to Consolidated Financial Statements
Years Ended September 30, 2006 and 2005

11.   **DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINICIPLES (GAAP)**

(a)   Recent accounting pronouncements

(i)   In December 2004, FASB issued Statement No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123(R)"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments and supercedes the Company's current accounting under APB 25. SFAS 123(R) is effective for all annual periods beginning after June 15, 2005. In March 2005, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to the adoption of SFAS 123(R). This standard will not have an impact on the Company's financial statements as it already applies the fair value method of accounting for its stock options.

(ii)   FAS 153, *Exchanges of Non-Monetary Assets*. The provisions of this statement are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after December 16, 2004. The provisions of this statement should be applied prospectively. There is no impact on the Company's financial statements.

(iii)   FIN 46(R), *Consolidation of Variable Interest Entities*, applies at different dates to different types of enterprises and entities, and special provisions apply to enterprises that have fully or partially applied Interpretation 46, or Interpretation 46 (R) is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities is required in financial statements for periods other than special-purpose entities and by non-public entities to all types of entities is required at various dates in 2004 and 2005. In some instances, enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying Interpretation 46(R). There is no impact on the Company's financial statements.

11.   **DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINICIPLES (GAAP)** (Continued)

    (a)   Recent accounting pronouncements (Continued)

        (iv)   SFAS 154, *Accounting Changes and Error Corrections*. This new standard replaces APB Opinion No. 20, *Accounting Changes*, and FASB 3, *Reporting Accounting Changes in Interim Financial Statements*. Statement 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. Statement 154 also provides that (1) a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a "restatement." The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005. There is no impact on the Company's financial statements.

        (v)   SFAS 157, *Fair Value Measurements*. The provisions of this standard are to provide guidance for using fair value to measure assets and liabilities. The standard clarifies methods for measuring items not actively traded and the principles that fair value should be based upon when pricing an asset or liability. The provisions of Statement 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year. There is no impact on the Company's financial statements.

        (vi)   On July 13, 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*. Interpretation 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with Statement 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, Interpretation 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interpretation 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. The Company is currently evaluating whether the adoption of Interpretation 48 will have a material effect on its consolidated financial position, results of operations or cash flows.

PEDIMENT EXPLORATION LTD.
Notes to Consolidated Financial Statements
Years Ended September 30, 2006 and 2005

11.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINICIPLES (GAAP) (Continued)

(d)   Exploration expenditures

Under Canadian GAAP, acquisition costs of mineral interests and exploration expenditures are capitalized (note 2(h)). Under US GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with SEC Industry Guide 7, which consists of identifying that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized. In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of prefeasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained.

(e)   Reconciliation of total assets, liabilities and shareholders' equity

	2006	2005
Total assets for Canadian GAAP	$ 5,843,925	$ 898,440
Adjustments to US GAAP – deferred expenditures	(1,029,143)	(410,841)
Total assets for US GAAP	$ 4,814,782	$ 487,599
Total liabilities per Canadian GAAP	$ 120,188	$ 179,494
Total liabilities for US GAAP	$ 120,188	$ 179,494
Total equity for Canadian GAAP	5,723,737	718,946
Adjustments to US GAAP – deferred expenditures	(1,029,143)	(410,841)
Total equity for US GAAP	4,694,594	308,105
Total equity and liabilities for US GAAP	$ 4,814,782	$ 487,599

PEDIMENT EXPLORATION LTD.
Notes to Consolidated Financial Statements
Years Ended September 30, 2006 and 2005

11. **DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINICIPLES (GAAP)** (Continued)

(f) Reconciliation of loss reported in Canadian GAAP and US GAAP

	2006	2005	2004
Statement of operations for year ended September 30 Reconciliation of net loss from Canadian GAAP to US GAAP			
Net income (loss) per Canadian GAAP	$ (1,587,282)	$ (1,135,237)	$ 7,782
Acquisition of mineral properties	(618,302)	(410,841)	0
Net income (loss) per US GAAP	$ (2,205,584)	$ (1,546,078)	$ 7,782
Net loss per share in accordance with Canadian GAAP	$ (0.08)	$ (0.27)	$ 0
Total differences	(0.03)	(0.11)	0
Net earnings (loss) per share in accordance with US GAAP	$ (0.11)	$ (0.38)	$ 0
Weighted average number of common shares outstanding	20,382,356	4,101,381	3,150,244

(g) Comprehensive loss

Years Ended September 30	2006	2005	2004
Net income (loss) per US GAAP	$ (2,205,584)	$ (1,546,078)	$ 7,782
Other comprehensive income (loss)	0	0	0
Comprehensive income (loss) per US GAAP	$ (2,205,584)	$ (1,546,078)	$ 7,782

PEDIMENT EXPLORATION LTD.
Notes to Consolidated Financial Statements
Years Ended September 30, 2006 and 2005

11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED
     ACCOUNTING PRINICIPLES (GAAP) (Continued)

     (h)   Statements of cash flows

	2006	2005	2004
Net cash used in operating activities of continuing operations in accordance with Canadian GAAP	$ (1,193,487)	$ (535,298)	$ (48,413)
Adjustments to net loss involving use of cash			
Write-off of expenditures on mineral interests	(560,928)	0	0
Net cash used in operating activities of continuing operations in accordance with US GAAP	(1,754,415)	(535,298)	(48,413)
Net cash used in investing activities of continuing operations in accordance with Canadian GAAP	(593,423)	0	0
Reclassification of expenditures on mineral property interests	560,928	0	0
Net cash from (used in) investing activities continuing operations in accordance with US GAAP	(32,495)	0	0
Net cash flows from financing activities continuing operations in accordance with Canadian and US GAAP	6,018,906	945,655	34,125
Net increase (decrease) in cash in accordance with Canadian and US GAAP	4,231,996	410,357	(14,288)
Cash and cash equivalents, beginning of year in accordance with Canadian and US GAAP	412,110	1,753	16,041
Cash and cash equivalents, end of year in accordance with Canadian and US GAAP	$ 4,644,106	$ 412,110	$ 1,753

PEDIMENT EXPLORATION LTD.
Notes to Consolidated Financial Statements
Years Ended September 30, 2006 and 2005

12.   **SUBSEQUENT EVENTS**

(a)   On December 11, 2006, 15,000 warrants at an exercise price of $0.35 per share were exercised by investors. On December 18, 2006, 18,200 warrants at an exercise price of $0.35 per share were exercised by investors. On January 5, 2007, 50,000 warrants at an exercise price of $0.35 per share were exercised by investors.

(b)   On December 1, 2006, the Company signed an agreement with Inmet Mining Corp. ("Inmet") to explore the Company's Caborca Project. The Company had granted Inmet an option to earn 70% of the Caborca Project in return for payments of $250,000 and exploration expenditures of $5,000,000 over four years. Upon completion of due diligence, Inmet will pay $50,000 and commit to $100,000 in exploration expenditures within six months. Upon earning the 70% interest, a joint venture will be formed with each party paying their pro-rata share of ongoing expenses.

(c)   On January 9, 2007, the Company signed an agreement to acquire a 100% interest in the Juliana Project located at Mulatos-La India Camp, Sonora, Mexico. The agreement between the Company and three private Mexican owners covers three concessions, Juliana, Juliana1 and Juliana2, totalling 700 hectares. The agreement calls for an initial payment of $30,000 and total payment of $800,000 over four years. On completion of the payments, the Company will own 100% of the project with the vendors retaining a 1% to 1.5% royalty, depending on the discoveries on the properties.

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>Pediment Exploration Ltd.</u>
Registrant

Dated: <u>March 15, 2007</u>   By <u>/s/ Gary Freeman</u>
                                   Gary Freeman, Chief Executive Officer/Director

Dated: <u>March 15, 2007</u>   By <u>/s/ James Grinnell</u>
                                   James Grinnell, Chief Financial Officer

Dated: <u>March 15, 2007</u>   By <u>/s/ Stewart Lockwood</u>
                                   Stewart Lockwood, Corporate Secretary/Director

Exhibit 1.1

CANADA   NUMBER

PROVINCE OF BRITISH COLUMBIA

272413



Province of British Columbia
Ministry of Consumer and Corporate Affairs
REGISTRAR OF COMPANIES

COMPANY ACT

Certificate of Incorporation

I HEREBY CERTIFY THAT

MAGNA VENTURES LTD.

HAS THIS DAY BEEN INCORPORATED UNDER THE COMPANY ACT

GIVEN UNDER MY HAND AND SEAL OF OFFICE

AT VICTORIA, BRITISH COLUMBIA,

THIS 23RD DAY OF DECEMBER, 1983



M. A. JORRE DE ST. JORRE
REGISTRAR OF COMPANIES

Exhibit 1.2

BC BUSINESS CORPORATIONS ACT

PEDIMENT EXPLORATION LTD.
(the "Company")

Incorporation Number:
BC0272413

The Company has as its articles the following articles.

ARTICLES

PART 1, INTERPRETATION

1.1   Definitions

In these Articles, unless the context otherwise requires:

VECTOR Corporate Finance Lawyers

(1) "board of directors", "directors" and "board" mean the directors or sole director of the Company for the time being;

(2) "*Business Corporations Act*" means the *Business Corporations Act* (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(3) "legal personal representative" means the personal or other legal representative of the shareholder;

(4) "registered address" of a shareholder means the shareholder's address as recorded in the central securities register;

(5) "seal" means the seal of the Company, if any;

(6) "solicitor for the Company", in connection with any matter, means any partner or associate of the law firm retained by the Company with respect to such matter.

1.2 *Business Corporations Act* and *Interpretation Act* Definitions Applicable

The definitions in the *Business Corporations Act* and the definitions and rules of construction in the *Interpretation Act*, with the necessary changes, so far as applicable, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the *Business Corporations Act* and a definition or rule in the *Interpretation Act* relating to a term used in these Articles, the definition in the *Business Corporations Act* will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the *Business Corporations Act*, the *Business Corporations Act* will prevail.

PART 2, SHARES AND SHARE CERTIFICATES

2.1 Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2 Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the *Business Corporations Act*.

2.3 Shareholder Entitled to Certificate or Acknowledgment

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgment of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders' duly authorized agents will be sufficient delivery to all.

2.4 Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5 Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(1)   order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(2)   issue a replacement share certificate or acknowledgment, as the case may be.

2.6 Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

If a share certificate or a non-transferable written acknowledgment of a shareholder's right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

(1)   proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and

(2)   any indemnity the directors consider adequate.

2.7 Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8 Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Parts 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the *Business Corporations Act*, determined by the directors.

2.9 Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

PART 3, ISSUE OF SHARES

3.1 Directors Authorized

Subject to the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2 Commissions and Discounts

The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3 Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4 Conditions of Issue

Except as provided for by the *Business Corporations Act*, no share may be issued until it is fully paid. A share is fully paid when:

(1)   consideration is provided to the Company for the issue of the share by one or more of the following:

 (a) past services performed for the Company;

 (b) property;

 (c) money; and

(2)   the value of the consideration received by the Company equals or exceeds the issue price set for the share under Part 3.1.

3.5 Share Purchase Warrants and Rights

The Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

PART 4, SHARE REGISTERS

4.1 Central Securities Register

As required by and subject to the *Business Corporations Act*, the Company must maintain in British Columbia a central securities register. The directors may, subject to the *Business Corporations Act*, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2 Closing Register

The Company must not at any time close its central securities register.

PART 5, SHARE TRANSFERS

5.1   Registering Transfers

A transfer of a share of the Company must not be registered unless:

(1)   such transfer has been conducted in accordance with Part 27;

(2)   an instrument of transfer, duly executed by the transferor or a duly authorized attorney of the transferor, in respect of the share has been received by the Company or its transfer agent;

(3)   if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company or its transfer agent; and

(4)   if a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company or its transfer agent; and

(5)   there has been delivered to the Company or its transfer agent such other evidence, if any, as the Company or the transfer agent may require to prove the title of the transferor to transfer his shares and the right of the transferee to have the transfer registered.

5.2   Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

5.3   Transferor Remains Shareholder

Except to the extent that the *Business Corporations Act* otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4   Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(1)   in the name of the person named as transferee in that instrument of transfer; or

(2)   if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5   Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6   Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

5.7   Branch Securities Register

Subject to the provisions of the *Business Corporations Act*, the Company may keep or cause to be kept within or outside British Columbia by a trust company registered under the *Financial Institutions Act* (British Columbia) one or more branch securities registers, and such trust company may be appointed as the transfer agent of the Company for the purpose of issuing, countersigning, registering, transferring and certifying the securities of the Company.

PART 6, TRANSMISSION OF SHARES

6.1   Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2   Rights of Legal Personal Representative

The legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the *Business Corporations Act* and the directors have been deposited with the Company.

PART 7, PURCHASE OF SHARES

7.1   Company Authorized to Purchase Shares

Subject to Part 7.2, the special rights and restrictions attached to the shares of any class or series and the *Business Corporations Act*, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2   Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1)   the Company is insolvent; or

(2)   making the payment or providing the consideration would render the Company insolvent.

7.3   Sale and Voting of Purchased Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1)   is not entitled to vote the share at a meeting of its shareholders;

(2)   must not pay a dividend in respect of the share; and

(3)   must not make any other distribution in respect of the share.


PART 8, BORROWING POWERS


8.1   Borrowing Powers

The Company, if authorized by the directors, may:

(1)   borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(2)   issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3)   guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4)   mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.


PART 9, ALTERATIONS


9.1   Alteration of Authorized Share Structure

Subject to Part 9.2 and the *Business Corporations Act*, the Company may by special resolution:

(1)   create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(2)   increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(3)   subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(4)   if the Company is authorized to issue shares of a class of shares with par value:

(a)   decrease the par value of those shares; or

(b)   if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(5)   change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(6)   alter the identifying name of any of its shares; or

(7)   otherwise alter its shares or authorized share structure when required or permitted to do so by the *Business Corporations Act*.

9.2   Special Rights and Restrictions

Subject to the *Business Corporations Act*, the Company may by special resolution:

(1)   create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(2)   vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

9.3   Change of Name

The Company may by special resolution authorize an alteration of its Notice of Articles in order to change its name.

9.4   Other Alterations

If the *Business Corporations Act* does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

PART 10, MEETINGS OF SHAREHOLDERS

10.1   Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the *Business Corporations Act*, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2   Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the *Business Corporations Act* to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Part 10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3   Calling of Meetings of Shareholders

The directors may, whenever they think fit, call a meeting of shareholders.

10.4 Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1)   if and for so long as the Company is a public company, 21 days;

(2)   otherwise, 10 days.

10.5 Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1)   if and for so long as the Company is a public company, 21 days;

(2)   otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.6 Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7 Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.8 Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Part 11.1, the notice of meeting must:

(1)   state the general nature of the special business; and

(2)   if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(a) at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(b) during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

PART 11, PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1 Special Business

At a meeting of shareholders, the following business is special business:

(1) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2) at an annual general meeting, all business is special business except for the following:

(a) business relating to the conduct of or voting at the meeting;

(b) consideration of any financial statements of the Company presented to the meeting;

(c) consideration of any reports of the directors or auditor;

(d) the setting or changing of the number of directors;

(e) the election or appointment of directors;

(f) the appointment of an auditor;

(g) the setting of the remuneration of an auditor;

(h) business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(i) any other business which, under these Articles or the *Business Corporations Act*, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2 Majority Required for Special Resolution

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3 Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

11.4 One Shareholder May Constitute Quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

(1) the quorum is one person who is, or who represents by proxy, that shareholder, and

(2)   that shareholder, present in person or by proxy, may constitute the meeting.

11.5   Other Persons May Attend

The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any solicitor for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6   Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7   Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1)   in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2)   in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.8   Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Part 11.7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9   Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1)   the chair of the board, if any; or

(2)   if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any; or

(3)   if the chair of the board and the president are absent or unwilling to act as chair of the meeting, the solicitor for the Company.

11.10   Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11 Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12 Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13 Decisions by Show of Hands or Poll

Subject to the *Business Corporations Act*, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy. In determining the result of a vote by a show of hands, shareholders who are not present personally, but who are entitled to participate in the meeting as permitted under the *Business Corporations Act*, may indicate their vote orally or otherwise in such manner as clearly evidences their vote and is accepted by the chair of the meeting.

11.14 Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Part 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15 Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16 Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17 Manner of Taking Poll

Subject to Part 11.18, if a poll is duly demanded at a meeting of shareholders:

(1)   the poll must be taken:

    (a)   at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

    (b)   in the manner, at the time and at the place that the chair of the meeting directs;

(2)   the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3)   the demand for the poll may be withdrawn by the person who demanded it.

11.18   Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.19   Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20   Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21   Demand for Poll

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.22   Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.23   Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

11.24   Meetings by Telephone or Other Communications Medium

A shareholder or proxy holder who is entitled to participate in a meeting of shareholders may do so in person, or by telephone or other communications medium, if all shareholders and proxy holders participating in the meeting are able to communicate with each other; provided however, that nothing in this Part shall obligate the Company to take any action or provide any facility to permit or facilitate the use of any communications medium at a meeting of shareholders. If one or more shareholders or proxy holders participate in a meeting of shareholders in a manner contemplated by this Part:

(1)   each such shareholder or proxy holder shall be deemed to be present at the meeting; and

(2)   the meeting shall be deemed to be held at the location specified in the notice of meeting.


PART 12, VOTES OF SHAREHOLDERS


12.1 Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Part 12.3:

(1) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2) on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2 Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3 Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1) any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2) if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4 Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Part 12.3, deemed to be joint shareholders.

12.5 Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1) for that purpose, the instrument appointing a representative must:

(a) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b) be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

(2) if a representative is appointed under this Part 12.5:

(a) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6 Proxy Provisions Do Not Apply to All Companies

Parts 12.7 to 12.15 do not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

12.7 Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8 Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9 When Proxy Holder Need Not Be Shareholder

A person who must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if

(1)	the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Part 12.5;

(2)	the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(3)	the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxyholder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10 Deposit of Proxy

A proxy for a meeting of shareholders must:

(1)	be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(2)	unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11   Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1)   at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2)   by the chair of the meeting, before the vote is taken.

12.12   Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

Pediment Exploration Ltd.
(the "Company")

The undersigned, being a shareholder of the Company, hereby appoints *[name]* or, failing that person, *[name]*, as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on *[month, day, year]* and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder): _____

Signed *[month, day, year]*

_____
[Signature of shareholder]

_____
[Name of shareholder—printed]

12.13   Revocation of Proxy

Subject to Part 12.14, every proxy may be revoked by an instrument in writing that is:

(1)   received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2)   provided, at the meeting, to the chair of the meeting.

12.14   Revocation of Proxy Must Be Signed

An instrument referred to in Part 12.13 must be signed as follows:

(1)   if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2)   if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Part 12.5.

12.15 Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.


PART 13, DIRECTORS


13.1 First Directors; Number of Directors

The number of directors, excluding additional directors appointed under Part 14.8, is set at:

(1)   if the Company is a public company, the greater of three and the most recently set of:

    (a)   the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

    (b)   the number of directors set under Part 14.4;

(2)   if the Company is not a public company:

    (a) the number of directors most recently established by ordinary resolution (whether or not previous notice of the resolution was given); and

    (b)   the number of directors set under Part 14.4.

13.2 Change in Number of Directors

If the number of directors is set under Parts 13.1(2)(a) or 13.1(3)(a):

(1)   the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(2)   if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3 Directors' Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4 Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the *Business Corporations Act* to become, act or continue to act as a director.

13.5 Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6 Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7 Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8 Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

PART 14, ELECTION AND REMOVAL OF DIRECTORS

14.1 Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Part 10.2:

(1)   the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(2)   all the directors cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.

14.2 Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1)   that individual consents to be a director in the manner provided for in the *Business Corporations Act*;

(2)   that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(3)   with respect to first directors, the designation is otherwise valid under the *Business Corporations Act*.

14.3 Failure to Elect or Appoint Directors

If:

(1)   the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Part 10.2, on or before the date by which the annual general meeting is required to be held under the *Business Corporations Act*; or

(2)   the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Part 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3)   the date on which his or her successor is elected or appointed; and

(4)   the date on which he or she otherwise ceases to hold office under the *Business Corporations Act* or these Articles.

14.4 Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5 Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6 Remaining Directors Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the *Business Corporations Act*, for any other purpose.

14.7 Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, then failing the filling of any vacancies as set forth in Part 14.6, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8 Additional Directors

Notwithstanding Parts 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Part 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Part 14.8 must not at any time exceed:

(1)   one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(2) in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Part 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Part 14.1(1), but is eligible for re-election or re-appointment.

14.9 Ceasing to be a Director

A director ceases to be a director when:

(1) the term of office of the director expires;

(2) the director dies;

(3) the director resigns as a director by notice in writing provided to the Company or the solicitor for the Company; or

(4) the director is removed from office pursuant to Parts 14.10 or 14.11.

14.10 Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11 Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

PART 15, ALTERNATE DIRECTORS

15.1 Appointment of Alternate Director

Any director (an "appointor") may by notice in writing received by the Company appoint any person (an "appointee") who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

15.2 Notice of Meetings

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

15.3 Alternate for More Than One Director Attending Meetings

A person may be appointed as an alternate director by more than one director, and an alternate director:

(1)   will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(2)   has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(3)   will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;

(4)   has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

15.4 Consent Resolutions

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

15.5 Alternate Director Not an Agent

Every alternate director is deemed not to be the agent of his or her appointor.

15.6 Revocation of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

15.7 Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

(1)   his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(2)   the alternate director dies;

(3)   the alternate director resigns as an alternate director by notice in writing provided to the Company or the solicitor for the Company;

(4)   the alternate director ceases to be qualified to act as a director; or

(5)   his or her appointor revokes the appointment of the alternate director.

15.8 Remuneration and Expenses of Alternate Director

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

PART 16, POWERS AND DUTIES OF DIRECTORS

16.1 Powers of Management

The directors must, subject to the *Business Corporations Act* and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the *Business Corporations Act* or by these Articles, required to be exercised by the shareholders of the Company.

16.2 Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

PART 17, DISCLOSURE OF INTEREST OF DIRECTORS & SENIOR OFFICERS

17.1 Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the *Business Corporations Act*) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the *Business Corporations Act*.

17.2 Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3 Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4 Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the *Business Corporations Act*.

17.5 Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6 No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7 Professional Services by Director or Officer

Subject to the *Business Corporations Act*, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8 Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the *Business Corporations Act*, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

<center>PART 18, PROCEEDINGS OF DIRECTORS</center>

18.1 Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2 Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

18.3 Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1)   the chair of the board, if any;

(2)   in the absence of the chair of the board, the president, if any, if the president is a director; or

(3)   any other director chosen by the directors if:

(a) neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(b) neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(c) the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4 Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Part 18.4 is deemed for all purposes of the *Business Corporations Act* and these Articles to be present at the meeting and to have agreed to participate in that manner**.**

18.5 Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

18.6 Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Part 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Part 24.1 or orally or by telephone.

18.7 When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(1)   the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2)   the director or alternate director, as the case may be, has waived notice of the meeting.

18.8 Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

18.9 Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

18.10 Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at a majority of the directors then in office or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

18.11 Validity of Acts Where Appointment Defective

Subject to the *Business Corporations Act*, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12 Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this Part 18.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the *Business Corporations Act* and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

PART 19, EXECUTIVE AND OTHER COMMITTEES

19.1 Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors' powers, except:

(1)   the power to fill vacancies in the board of directors;

(2)   the power to remove a director;

(3)   the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4)   such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

19.2 Appointment and Powers of Other Committees

The directors may, by resolution:

(1)   appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2)   delegate to a committee appointed under paragraph (1) any of the directors' powers, except:

    (a)   the power to fill vacancies in the board of directors;

    (b)   the power to remove a director;

    (c)   the power to change the membership of, or fill vacancies in, any committee of the directors; and

    (d)   the power to appoint or remove officers appointed by the directors; and

(3)   make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors' resolution.

19.3 Obligations of Committees

Any committee appointed under Parts 19.1 or 19.2, in the exercise of the powers delegated to it, must:

(1)   conform to any rules that may from time to time be imposed on it by the directors; and

(2)   report every act or thing done in exercise of those powers at such times as the directors may require.

19.4 Powers of Board

The directors may, at any time, with respect to a committee appointed under Parts 19.1 or 19.2:

(1)   revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2)   terminate the appointment of, or change the membership of, the committee; and

(3)   fill vacancies in the committee.

19.5 Committee Meetings

Subject to Part 19.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Parts 19.1 or 19.2:

(1)   the committee may meet and adjourn as it thinks proper;

(2)   the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3)   a majority of the members of the committee constitutes a quorum of the committee; and

(4)   questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

PART 20, OFFICERS

20.1 Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

20.2 Functions, Duties and Powers of Officers

The directors may, for each officer:

(1)   determine the functions and duties of the officer;

(2)   entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3)   revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3 Qualifications

No officer may be appointed unless that officer is qualified in accordance with the *Business Corporations Act*. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.

20.4 Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

PART 21, INDEMNIFICATION

21.1 Definitions

In this Part 21:

(1)   "eligible penalty" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2)   "eligible proceeding" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate director of the Company (an

"eligible party") or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company:

(a)   is or may be joined as a party; or

(b)   is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(3)   "expenses" has the meaning set out in the *Business Corporations Act*.

21.2 Mandatory Indemnification of Directors, Former Directors, Alternate Directors and Senior Officers

Subject to the *Business Corporations Act*, the Company must indemnify a director, former director, alternate director or senior officer of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director, former director, alternate director and senior officer is deemed to have contracted with the Company on the terms of the indemnity contained in this Part 21.2.

21.3 Indemnification of Other Persons

Subject to any restrictions in the *Business Corporations Act*, the Company may indemnify any person.

21.4 Non-Compliance with *Business Corporations Act*

The failure of a director, alternate director or officer of the Company to comply with the *Business Corporations Act* or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

21.5 Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1)   is or was a director, alternate director, officer, employee or agent of the Company;

(2)   is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3)   at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4)   at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

PART 22, DIVIDENDS

22.1 Payment of Dividends Subject to Special Rights

The provisions of this Part 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2 Declaration of Dividends

Subject to the *Business Corporations Act*, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

22.3 No Notice Required

The directors need not give notice to any shareholder of any declaration under Part 22.2.

22.4 Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

22.5 Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

22.6 Settlement of Difficulties

If any difficulty arises in regard to a distribution under Part 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(1)   set the value for distribution of specific assets;

(2)   determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3)   vest any such specific assets in trustees for the persons entitled to the dividend.

22.7 When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

22.8 Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9   Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10   Dividend Bears No Interest

No dividend bears interest against the Company.

22.11   Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12   Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13   Capitalization of Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

PART 23, DOCUMENTS, RECORDS AND REPORTS

23.1   Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the *Business Corporations Act*.

23.2   Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

PART 24, NOTICES

24.1   Method of Giving Notice

Unless the *Business Corporations Act* or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the *Business Corporations Act* or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1)   mail addressed to the person at the applicable address for that person as follows:

(a) for a record mailed to a shareholder, the shareholder's registered address;

(b) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c) in any other case, the mailing address of the intended recipient;

(2) delivery at the applicable address for that person as follows, addressed to the person:

(a) for a record delivered to a shareholder, the shareholder's registered address;

(b) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c) in any other case, the delivery address of the intended recipient;

(3) sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4) sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(5) physical delivery to the intended recipient;

(6) delivery in such other manner as may be approved by the directors.

24.2 Deemed Receipt of Mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Part 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

24.3 Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Part 24.1, prepaid and mailed or otherwise sent as permitted by Part 24.1 is conclusive evidence of that fact.

24.4 Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

24.5 Notice to Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1) mailing the record, addressed to them:

(a) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2) if an address referred to in paragraph (1)(b) of this Part 24.5 has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

PART 25, SEAL

25.1 Who May Attest Seal

Except as provided in Parts 25.2 and 25.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1) any two directors;

(2) any officer, together with any director;

(3) if the Company only has one director, that director; or

(4) any one or more directors or officers or persons as may be determined by the directors.

25.2 Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Part 25.1, the impression of the seal may be attested by the signature of any director or officer.

25.3 Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the *Business Corporations Act* or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

PART 26, MECHANICAL REPRODUCTION OF SIGNATURES

26.1 Mechanical Reproduction of Signatures

The signature of any officer, director, registrar, branch registrar, transfer agent or branch agent of the Company, unless otherwise required by the *Business Corporations Act* or by these Articles, may, if authorized by the directors, be printed, lithographed, engraved or otherwise mechanically reproduced upon all instruments executed or issued by the Company or any officer thereof. Any instrument on which the signature of any such person is so reproduced shall be deemed to have been manually signed by such person whose signature is so reproduced and shall be as valid to all intents and purposes as if such instrument had been signed manually, and notwithstanding that the person whose signature is so reproduced may have ceased to hold the office that he is stated on such instrument to hold at the date of the delivery or issue of such instrument.

26.2 Instrument Defined

The term "instrument" as used in Part 26.1, shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, agreements, releases, receipts and discharges for the payment of money or other obligations, shares and share warrants of the Company, bonds, debentures and other debt obligations of the Company, and all paper writings.

PART 27, PROHIBITIONS

27.1 Definitions

In this Part 27:

(1)   "designated security" means:

    (a)   a voting security of the Company;

    (b)   a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

    (c)   a security of the Company convertible, directly or indirectly, into a security described in paragraph (a) or (b);

(2)   "security" has the meaning assigned in the *Securities Act* (British Columbia);

(3)   "voting security" means a security of the Company that:

    (a)   is not a debt security, and

    (b)   carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

27.2 Application

Part 27.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

27.3 Consent Required for Transfer of Shares or Designated Securities

No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

***

Exhibit 1.3

CANADA

NUMBER

PROVINCE OF BRITISH COLUMBIA

272413



Province of British Columbia

Ministry of Finance and Corporate Relations

REGISTRAR OF COMPANIES

COMPANY ACT

CERTIFICATE

I HEREBY CERTIFY THAT

MAGNA VENTURES LTD.

HAS THIS DAY CHANGED ITS NAME TO THE NAME

CONSOLIDATED MAGNA VENTURES LTD.

GIVEN, UNDER MY HAND AND SEAL OF OFFICE

AT VICTORIA, BRITISH COLUMBIA

THIS 9TH DAY OF AUGUST, 1990



DAVID W. BOYD
REGISTRAR OF COMPANIES

M28-2468

Exhibit 1.4



BRITISH COLUMBIA

NUMBER: **272413**

CERTIFICATE
OF
CHANGE OF NAME

COMPANY ACT

I Hereby Certify that

CONSOLIDATED MAGNA VENTURES LTD.

has this day changed its name to

SKINNY TECHNOLOGIES INC.



Issued under my hand at Victoria, British Columbia
on January 10, 2002

JOHN S. POWELL
Registrar of Companies
PROVINCE OF BRITISH COLUMBIA
CANADA

Exhibit 1.5

 **BRITISH COLUMBIA**   Ministry of Finance
Corporate and Personal
Property Registries

Number: BC0272413

CERTIFICATE

OF

CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that SKINNY TECHNOLOGIES INC. changed its name to PEDIMENT
EXPLORATION LTD. on September 10, 2004, at 03:42 PM Pacific Time.



Issued under my hand at Victoria, British Columbia
On September 10, 2004

JOHN S. POWELL
Registrar of Companies
Province of British Columbia
Canada



Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

CERTIFIED COPY
Of a Document filed with the Province of
British Columbia Registrar of Companies

J S Powell
September 10, 2004

This Notice of Articles was issued by the Registrar on: September 10, 2004 03:42 PM Pacific Time

Incorporation Number: **BC0272413**

Recognition Date: Incorporated on December 23, 1983

NOTICE OF ARTICLES

Name of Company:

PEDIMENT EXPLORATION LTD.

REGISTERED OFFICE INFORMATION

Mailing Address:
1040-999 WEST HASTINGS STREET
VANCOUVER BC V6C 2W2

Delivery Address:
1040-999 WEST HASTINGS STREET
VANCOUVER BC V6C 2W2

RECORDS OFFICE INFORMATION

Mailing Address:
1040-999 WEST HASTINGS STREET
VANCOUVER BC V6C 2W2

Delivery Address:
1040-999 WEST HASTINGS STREET
VANCOUVER BC V6C 2W2

DIRECTOR INFORMATION

Last Name, First Name Middle Name:
AELICKS, BRADLEY T.

Mailing Address:
#800 - 850 WEST HASTINGS STREET
VANCOUVER BC V6C 1E1

Delivery Address:
#800 - 850 WEST HASTINGS STREET
VANCOUVER BC V6C 1E1

DIRECTOR INFORMATION

Last Name, First Name Middle Name:
WATSON, DAVID

Mailing Address:
#800 - 850 WEST HASTINGS STREET
VANCOUVER BC V6C 1E1

Delivery Address:
#800 - 850 WEST HASTINGS STREET
VANCOUVER BC V6C 1E1

DIRECTOR INFORMATION

Last Name, First Name Middle Name:
WALTERS, DANIEL C

Mailing Address:
#800 - 850 WEST HASTINGS STREET
VANCOUVER BC V6C 1E1

Delivery Address:
#800 - 850 WEST HASTINGS STREET
VANCOUVER BC V6C 1E1

DIRECTOR INFORMATION

Last Name, First Name Middle Name:
LOCKWOOD, STEWART L.

Mailing Address:
#800 - 850 WEST HASTINGS STREET
VANCOUVER BC V6C 1E1

Delivery Address:
#800 - 850 WEST HASTINGS STREET
VANCOUVER BC V6C 1E1

PRE-EXISTING COMPANY PROVISIONS

The Pre-existing Company Provisions apply to this company.

AUTHORIZED SHARE STRUCTURE

1. 10,000,000   Common Shares   Without Par Value

                                                                            Without Special Rights or
                                                                            Restrictions attached

- -

Exhibit 4.1

Skinny Technologies Inc.
Suite 800 – 850 West Hastings Street
Vancouver, BC V6C 1E1
Tel: (604) 639-2827 Fax: (604) 685-9744

July 29, 2004

Mark S. Isaacs, Manager
El Dragon Minerals, LLC
C/O John P. Fowler, Esq.
Woodburn and Wedge
6100 Neil Road, Suite 500
Reno, Nevada 89511-1149

Re: Letter of Intent ("LOI") between Skinny Technologies, Inc. ("SKI") and El Dragon Minerals, LLC ("EDM")

RECITALS

A. SKI is a British Columbia corporation the common shares of which are listed for trading on the NEX Board of the TSX Venture Exchange ("TSX").

B. EDM is a Nevada limited liability company that owns 100% (other than qualifying shares that will be eliminated prior to the transaction contemplated hereby) of the issued and outstanding shares of capital stock of Compania Minera Pitalla, S.A. de C.V. ("Pitalla"). The members of EDM and their respective interests are set forth in Exhibit A attached hereto.

C. Pitalla is a non-reporting Mexican corporation with its principal place of business in the State of Sonora, Mexico, the Managing Director of which is Alberto Navarro Mayer. Pitalla owns, has rights to acquire or has identified for acquisition, various mining properties, concessions and prospects, the targets of which are precious and base metals (primarily gold, silver and copper) located primarily in the States of Sonora and Baja Sur, all as more specifically described in Exhibit B attached hereto (collectively, the "Properties"). Exhibit B shall be modified or supplemented to reflect properties acquired or identified from time to time through the date of execution of the Definitive Documents (defined below).

D. Subject to the terms and conditions outlined in this agreement, SKI and EDM have agreed in principle that SKI acquire the indirect ownership of 100% of Pitalla's right, title and interest in and to the Properties through the acquisition of or merger with EDM (the "Acquisition").

E. Prior to the Acquisition, SKI will change its corporate name to a name agreed to by SKI and EDM, decrease the number of shares of capital stock of SKI outstanding on a 15 for one ratio through a share consolidation or other corporate action (the "Consolidation") and take such other corporate actions as are necessary or

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El Dragon Minerals, LLC
July 29, 2004
Page 2

appropriate in contemplation of the Acquisition. References in this LOI to common shares of SKI shall refer to post-Consolidation shares unless specifically stated otherwise.

F. SKI and EDM desire that the Acquisition be structured as a tax free reorganization for US Federal income tax purposes or otherwise in a manner that defers the recognition of gain or loss to the members of El Dragon until such time as they dispose of the shares of SKI that they are expected to receive in connection with the Acquisition.

NOW THEREFORE, in consideration of the mutual covenants and agreements and subject to the terms and conditions herein contained, SKI and EDM agree that:

1. Recitals True and Correct.

To the best knowledge of SKI, the statements of fact in the recitals with respect to SKI are true and correct; and to the best knowledge of EDM, the statements of fact in the recitals with respect to EDM are true and correct. SKI and EDM agree to use their respective best efforts to consummate the Acquisition in accordance with the Recitals and the terms and provisions of this LOI.

2. Effect of LOI; Definitive Documents

a) This LOI is intended to set forth the basic business terms and conditions of the Acquisition and to be a legally binding agreement of the parties hereto to negotiate in good faith for the preparation of definitive documents pursuant to which the Acquisition will be consummated (the "Definitive Documents").

b) SKI and EDM agree to negotiate diligently and in good faith to prepare the Definitive Documents that incorporate the terms of this LOI and such other terms and provisions and such other documents as may be necessary or appropriate to consummate the Acquisition.

c) SKI and EDM acknowledge and agree that the Acquisition will constitute a "Reverse Takeover" or a "Change of Business" as defined in Policy 5.2 of the TSX and that SKI is subject to the NEX policies of the TSX. The Acquisition is also subject to the approval of the TSX.

d) The Definitive Documents will include such representations and warranties as are customary for transactions of the type contemplated by this LOI, including without limitation: representations as to the parties' power, authority and standing to agree to and consummate the Acquisition; the absence of material pending or threatened litigation or liabilities, (contingent or otherwise) outside the ordinary course of business; the accuracy of the financial statements of SKI, EDM and Pitalla; the absence of any material adverse change in the business or financial

SKI-EDM JV CHT063004

DJA
MSG

El Dragon Minerals, LLC
July 29, 2004
Page 3

condition of SKI, EDM and Pitalla, respectively; the absence of any material adverse change in the Properties since the 43-101 Report dated June 30, 2004 prepared by Roscoe Postle Associates Inc.; and the accuracy in all material respects of the information, contracts and other materials furnished by either of SKI or EDM to the other. All representations and warranties will survive the closing of the Acquisition and any and all investigations at any time made by or on behalf of SKI or EDM. Specific reference to the representations and warranties shall not preclude SKI or EDM from requiring in the Definitive Documents such additional representations from the other as such party may deem advisable.

3. **Acquisition Consideration**

a) The consideration to be received from SKI by EDM (or its member) in connection with consummation of the Acquisition (the "Acquisition Consideration") shall be the sum of:

   i) 5,000,000 shares of common stock of SKI; plus

   ii) At such time as the following conditions are met, an additional 2,500,000 shares of common stock of SKI:

      (1) An aggregate of at least 1,000,000 ounces of gold or gold equivalent "mineral resource," is determined to be situated on any three or fewer of the Properties based on an independent report prepared in accordance with Policy 43-101; and is

      (2) At least 500,000 ounces of such mineral resource is so determined to be situated on one of the Properties;

      Provided, however, that if the conditions set forth in subparagraph 3(a)(ii) are not met by December 31, 2011, no additional shares shall be issued.

b) For purposes of determining gold equivalent mineral resources, silver will be converted to gold equivalent at the ratio of 75 ounces of silver to one ounce of gold, and copper will be converted to gold equivalent at the ratio of 340 pounds of copper to one ounce of gold. Other valuable metals shall be converted at US dollar equivalents to gold prevailing at the time of a resource being established and supported by an independent report in accordance with Policy 43-101.

c) SKI and EDM acknowledge that all or a portion of the Acquisition Consideration received by each member of EDM may be subject to a "Tier 2 Surplus Security Escrow Agreement" pursuant to TSX Policy 5.4 (that provides that such

El Dragon Minerals, LLC
July 29, 2004
Page 4

Acquisition Consideration may be released for resale over a six year period). SKI will use its best efforts to obtain TSX approval to the application of "Value" Escrow terms that provide that such Acquisition Consideration will be released for resale over a three year period.

4. Additional Acquisition Provisions

a) SKI, at its own cost, will engage an acceptable brokerage firm to act as the sponsor in respect of the Acquisition in accordance with the policies of the TSX.

b) EDM and its counsel shall have the right to review and comment on any filings required to be made by SKI with the TSX or any governmental authority and EDM shall have the right to approve any description of or reference to Pitalla, EDM or the officers or members of EDM. SKI and its counsel shall have the right to review and comment on any filings required to be made by EDM with any governmental authority and SKI shall have the right to approve any descriptions of or references to SKI or the shareholders, officers or directors of SKI.

c) EDM acknowledges that SKI has agreed to pay a finders fee upon completion of the Acquisition. The finders fee agreed to by SKI is payable in shares of common stock of SKI and is equal to 150,000 common shares of SKI.

5. Interim Financings

a) SKI will use its best efforts to effect one or more private placements of common shares (collectively the "Seed Round") to raise funds (presently estimated to be approximately $150,000) at a price of $0.25 per share. The funds will be to provide working capital to SKI's day-to-day operating costs, and pay the transaction costs (e.g. legal and accounting fees and expenses, engineering reports, filing fees, printing of disclosure materials, etc.) estimated to be incurred by SKI and EDM in connection with the Acquisition.

b) SKI and EDM will use their respective best efforts to effect one or more private placements of common shares (collectively the "Second Round") to raise funds (presently estimated to be approximately $2,000,000) sufficient to provide exploration funds to meet TSX minimum listing requirements for a Reverse Takeover and to cover the Phase 1 exploration program proposed in the June 30, 2004 report prepared by Roscoe Postle Associates Inc. Shares issued in the Second Round shall result in proportional dilution to all shareholders of SKI and to members of EDM.

c) If and to the extent that the Seed Round is increased to provide funds for investment in additional properties or exploration activities, then to such extent,

SKI-EDM JV CHT063004

El Dragon Minerals, LLC
July 29, 2004
Page 5

that portion of the Seed Round will be treated as if it were part of the Second Round (i.e. in terms of extinguishment of advances and effects of dilution).

d) In the event that it is necessary or in the best interests of SKI and EDM that any portion of the Seed Round or Second Round be effected by the issuance of debt or equity by EDM from August 1, 2004, until completion of the Acquisition, then the terms of the Acquisition, including the Acquisition Consideration, will be adjusted so that the economic effects will be the same as if such debt or equity had been issued by SKI. However, no such adjustment will be made for any amounts attributable to accrued and unpaid salaries of the employees of EDM or Pitalla, nor any costs associated with raising capital by EDM necessary to pay such costs that were incurred prior to August 1, 2004.

e) SKI will use its best efforts to complete the issuance of shares of SKI common stock in exchange for or in consideration of the extinguishment of $396,527.50 of existing indebtedness and to issue not more than 1,250,000 shares in connection with the elimination of the entire amount of such indebtedness (the "Debt Round").

f) SKI will use its best efforts to cause the cancellation of the 6,400,000 pre-Consolidation shares presently in escrow as a result of prior transactions by SKI (the "Escrow Share Cancellation").

6. **Adjustments to Acquisition Consideration**

a) The Acquisition Consideration has been negotiated based on the assumptions that (i) the Seed Round will be effected at a common stock equivalent price per share not less than $0.25 (the "Minimum Price") and result in the issuance of not more than 600,000 shares (the "Maximum Shares"); (ii) the Debt Round results in the issuance of not more than approximately 1,250,000 shares of common Stock (the "Maximum Debt Shares"); and (iii) that the Escrow Share Cancellation is effected.

b) If:

i) the common stock equivalent price per share in the Seed Round is less than the Minimum Price of $0.25 per share or more than the Maximum Shares are issued in the Seed Round, or

ii) the number of shares issued in the Debt Round exceeds 1,250,000, or

iii) the Escrow Share Cancellation is not effected,

SKI-EDM JV CHT063004

El Dragon Minerals, LLC
July 29, 2004
Page 6

then, the number of shares constituting the Acquisition Consideration shall be adjusted so that the percentage of the fully diluted common equity issued to EDM or its members after the issuance thereof shall be equal to the percentage that it would have been if

    (x) the Seed Round had been of the Maximum Shares at the Minimum Price, and

    (y) the number of shares issued in the Debt Round had been 1,250,000, and

    (z) the Escrow Share Cancellation had been effected.

7. **Regulatory Approvals and Conditions**

SKI and EDM acknowledge and agree that (i) the terms and provisions of the acquisition are subject to approval by the TSX, and (ii) any securities issued in the Seed Round, the Second Round the Debt Round or the Acquisition may be subject to restrictions imposed by the TSX, including escrow or other resale restrictions, hold periods or other restrictions outside of the TSX standard policy requirements.

8. **Structure; Resulting Entity**

    a) SKI and EDM acknowledge that the form of the Acquisition is presently undetermined with respect to the structure of EDM pending further investigation of tax, regulatory, and corporate and similar issues. SKI and EDM agree to work together diligently and in good faith to structure the Acquisition in a manner that meets the tax treatment and economic objectives of the parties.

    b) If the structure of the Acquisition requires approval by the members of EDM of this LOI or the Definitive Documents, EDM will use its best efforts to obtain such approval as soon as possible.

    c) References in this LOI to future transactions that are to be completed by SKI shall include and be completed by any resulting corporate structure of SKI as finally determined by the parties hereto and approved by the shareholders of SKI.

9. **Due Diligence; Confidentiality**

    a) SKI and EDM shall have a due diligence period ending on the earlier of (i) December 31, 2004 and (ii) three months after receipt by SKI of audited financial statements of EDM and Pitalla as at and for the period ending not earlier then March 31, 2004 (the "Due Diligence Period"). During the Due Diligence Period, each of SKI and EDM shall have the right to conduct a full due diligence investigation of the other. If the result of the due diligence investigation is unsatisfactory to either party, then such party shall have the option, in its sole

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El Dragon Minerals, LLC
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good faith determination, to terminate this Letter of Intent (or the Definitive Documents) without liability, until 4:00 pm (Vancouver time) on the last day of the Due Diligence Period, unless such date and time is extended by mutual written agreement of SKI and EDM.

b) Immediately upon execution of this LOI, each of SKI and EDM and their respective attorneys, accountants, and financial advisors will have full access during normal business hours to all employees, consultants, assets, properties, books, accounts, records, tax returns, contracts and other documents of SKI and EDM; provided however, that such access will not materially interfere with the normal business operations of either party. In the event this LOI is terminated, each of SKI and EDM promptly will return all documents and other materials provided to it, without retaining any copies whatsoever.

c) All of the information, records, books and data to which each party and/or their respective representatives are given access as set forth above will be used by such party solely for the purpose of analyzing the other party and will be treated on a confidential basis. The terms, conditions and existence of this LOI and all further discussions between the parties hereto will also be treated on a confidential basis, subject to appropriate disclosure to regulatory authorities and as otherwise required by the rules of any applicable regulatory authority. Specifically, but without limiting the generality of the foregoing, SKI shall not use any knowledge of or with respect to the Properties for any purpose other than in connection with pursuit of consummation of the Acquisition.

d) The issuance of any news release by SKI in connection with the Acquisition, or referring in any way to EDM or Pitalla shall be subject to the prior written approval of EDM and its counsel, which approval shall not be unreasonably withheld, particularly in light of the obligation of SKI to applicable securities laws.

10. Non-Solicitation; Exclusive Dealing

Commencing upon the execution of this LOI, neither SKI nor EDM will, and each of SKI and EDM will not permit any of their respective officers, employees, members, shareholders or agents (including without limitation, investment bankers, attorneys and accountants) directly or indirectly, solicit, discuss, encourage or accept any offer for the acquisition of either party or a material acquisition by either party or the business and/or assets of such party, whether as a primary or back-up offer, or take any other action with the intention or reasonably foreseeable effect of leading to any commitment or agreement to sell such party or business an/or asset of such party. In addition, the parties will conduct their respective operations according to its ordinary and usual course of business consistent with past practices and will not enter into any material acquisitions or incur any material liabilities without first obtaining the consent of the other party hereto, which

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El Dragon Minerals, LLC
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consent will not be unreasonably withheld or delayed. The obligations set forth in this paragraph 10 will terminate at the termination of this LOI. Notwithstanding the foregoing, nothing herein shall restrict the parties hereto from taking such actions as may be required in order to discharge their obligations pursuant to applicable laws.

11. Termination

a) Unless SKI and EDM agree in writing to extend the term of this LOI, this LOI shall terminate automatically:

   i) If the Definitive Documents are not executed on or before December 31, 2004; or

   ii) If the Closing of the Acquisition has not occurred on or before December 31, 2004.

b) This LOI may be terminated at any time by EDM if regulatory authorities require modification of the terms of the Acquisition that EDM determines results in economic terms materially different from and less advantageous to EDM or its members than the terms set forth in this LOI.

c) This LOI may be terminated at any time by SKI if regulatory authorities require modification of the terms of the Acquisition that SKI determines results in economic terms materially different from and less advantageous to SKI or its shareholders than the terms set forth in this LOI.

12. Miscellaneous

a) References in this LOI to "dollars" or "$" shall refer to Canadian dollars.

b) Except as otherwise specifically set forth in this LOI, each of SKI and EDM shall bear its own expenses in connection with the Acquisition and the negotiation of this LOI and the Definitive Documents.

c) This LOI shall be construed in accordance with the laws of the Province of British Columbia.

d) This LOI may be executed in two or more counterparts, each of which shall be deemed an original and all of which will constitute the agreement of the parties hereto, effective as of the date set forth above.

e) Each of the individuals executing this LOI represents that he is authorized to execute this LOI on behalf of the party for which he is executing and that this LOI constitutes a valid and binding agreement of such party.

SKI-EDM JV CHT063004



El Dragon Minerals, LLC
July 29, 2004
Page 9

This LOI sets forth SKI's understanding of our agreements with respect to the subject matter hereof. If this LOI accurately sets forth your understanding of our agreements with respect to the subject matter hereof, please so indicate by executing and returning the enclosed copy of this LOI to the undersigned.

Very truly yours,
SKINNY TECHNOLOGIES INC.

By: _Bradley Aelicks_
Brad Aelicks, ~~President~~ *BA. — M8O*
Director.

ACKNOWLEDGED AND AGREED TO THIS _____ DAY OF JULY, 2004

EL DRAGON MINERALS, LLC

By: _Mark S. One_
Mark S. Isaacs, Manager

SKI-EDM JV CHT063004

El Dragon Minerals, LLC
July 29, 2004
Page 10

EXHIBIT A

Members of El Dragon Minerals, LLC

EXHIBIT B

Properties

SKI-EDM JV CHT063004

SCHEDULE "B"

Cía. Minera Pitalla, S. A. de C. V.

Concesiones Mineras

Pago de derechos sobre minería del 2do Semestre de 2004

Nombre del Lote	Mpio	No. de Exp.	No. de Titulo	Tipo de Concesión	Fecha de Titulación	Superficie	PAGO DE DERECHOS 2004 1er Sem	PAGO DE DERECHOS 2004 2do Sem
Proyecto								
SAN MARTIN	Villa Hidalgo, Son.	321.1/4/199	178127	EXPLOTACION	11-Jul-86	42.0000	0	3,708
SAN MARTIN EXTENSIÓN	Villa Hidalgo, Son.	321.1/4/299	182548	EXPLOTACION	27-Jul-88	19.1500	0	1,691
TEXSON FRACC 1	Trincheras, Sonora	82/28028	218568	Exploración	22-Nov-02	2,901.2317	0	17,436
TEXSON FRACC 2	Trincheras, Sonora	82/28028	218569	Exploración	22-Nov-02	8.8749	0	53
TEXSON FRACC 3	Trincheras, Sonora	82/28028	218570	Exploración	22-Nov-02	8.7704	0	53
EL VALLE	Villa Hidalgo, Son.	82/28034	218671	Exploración	03-Dic-02	338.8500	0	2,036
PITALLA	Caborca, Son.	82/28038	218703	Exploración	10-Ene-03	210.0000	0	1,262
DANIEL	Caborca, Son.	82/28070	218853	Exploración	22-Ene-03	9.0000	0	54
DIANA	Caborca, Son.	82/28071	218854	Exploración	22-Ene-03	56.0000	0	337
DANIEL 1	Caborca, Son.	82/28180	218819	Exploración	21-Ene-03	561.0000	0	3,372
MARTHA	Caborca, Son.	82/28391	219816	Exploración	01-Abr-03	371.0000	0	2,230
MEL	Puerto Peñasco, Son	82/28410	219817	Exploración	16-Abr-03	20.0000	0	120
MANUEL	Puerto Peñasco, Son	82/28417	219913	Exploración	07-May-03	1,146.3623	0	6,890
DANIEL 3	Caborca, Son.	82/28547	220708	Exploración	30-Sep-03	594.0942	0	2,412
DANIEL 4	Caborca, Son.	82/28553	220710	Exploración	30-Sep-03	1,658.4628	0	6,733
CIRIO	La Paz, B.C.S.	100/410	221072	Exploración	19-Nov-03	2,789.9356	0	8,304
EMILY	La Paz, B.C.S.	100/412	221074	Exploración	19-Nov-03	518.2385	0	1,542
					Total Proyecto	*11,252.9704*		*58,233*

52'834 + 55'720.19 + 24'923.69 = 133'477.88

$11'917.66

Titular: Compañía Minera Pitalla, S. A. de C. V.
RFC: MPI 020813 3S5
REPRESENTANTE: Alberto Navarro Mayer
RFC: NAMA 540304 NQ6

Ing. Fco. Javier López Olivas
Asesor Técnico-Legal en Minería

Derechos Minera Pitalla.xls12-07-04 *Página 1*

TIPO DE CAMBIO 11'20

02/03/2005 14:49 FAX 604 685 9744 ☑012

Exhibit 4.2

SHARE EXCHANGE AGREEMENT

THIS SHARE EXCHANGE AGREEMENT is made as of the 22nd day of June, 2005 and is

AMONG

> **COMPANIA MINERA PITALLA, S.A. DE C.V.,**
> a Mexican corporation

AND

> **MARK S. ISAACS AND MEL HERDRICK**
>
> (each, a Member, and where indicated a "Principal," and together the "Principals")

AND

> **EL DRAGON MINERALS, LLC**
> A Nevada limited liability company
> ("El Dragon")

AND

> **PEDIMENT EXPLORATION LTD**.,
> a British Columbia corporation
> ("Pediment")

BACKGROUND

A.   El Dragon is the beneficial owner of 599 of the 600 issued and outstanding shares of Compania Minera Pitalla, S.A. de C.V., a Mexican corporation ("Pitalla");

B.   Pediment (or Skinny Technologies Inc. as it was then known) entered into a letter of intent dated July 29, 2004 in order for Pediment to acquire El Dragon's interest in Pitalla in exchange for 5.4 million shares for a deemed value of $CAD 405,000 based on the trading value of the shares of Skinny Technologies on the date the Letter of Intent was signed;

C.   Pediment is a public company whose shares trade on the NEX Board of the TSX Venture Exchange;

D.   El Dragon wishes to sell to Pediment and Pediment wishes to purchase from El Dragon all of the issued and outstanding shares of Pitalla beneficially owned by El Dragon on the terms and conditions set forth in this Agreement.

TERMS OF AGREEMENT

IN CONSIDERATION of the mutual agreements herein contained and of other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties agree with one another as follows:

1.   Definitions and Interpretation

1.1.   *Definitions.* Whenever used in this Agreement, the following words and terms will have the respective meanings ascribed to them below:

1.1.1.   "Acquired Shares" has the meaning given in Section 2.1;

1.1.2.   "Acquisition Shares" means an aggregate 5,400,000 Pediment Shares, subject to adjustment as provided in Section 8;

1.1.3.   "Additional Shares" has the meaning given in Section 2.2, subject to adjustment as provided in Section 8;

1.1.4.   "Agreement" means this Share Exchange Agreement and all instruments supplemental to or in amendment or confirmation of this Share Exchange Agreement, and all references to this Agreement will include the agreements executed at or prior to the Closing in substantially the form of the attached Schedules;

1.1.5.   "Assets" means the property and assets of Pitalla or Pediment, as the case may be, as a going concern of every kind and description, wheresoever situated;

1.1.6.   "Business" means in the case of Pitalla, mineral acquisition and exploration and in the case of Pediment, a holding corporation;

1.1.7.   "Business Day" means any day, other than a Saturday, Sunday or any other day on which the principal chartered banks located in the City of Vancouver are not open for business during normal banking hours;

1.1.8.   "Closing" means the completion of the purchase and sale of the Acquired Shares pursuant to this Agreement;

1.1.9.   "Closing Date" means the 5th Business Day following the receipt of final approval of the transactions contemplated by this Agreement from the Exchange, provided that such date is on or before August 31, 2005;

1.1.10. "Closing Date Financial Statements" means the unaudited financial statements of Pediment for the period from its last completed financial year to March 31, 2005, prepared in accordance with GAAP, together with notes on those statements;

1.1.11. "Closing Time" means 10:00 a.m. (Vancouver time) on the Closing Date or such other time on such date as the parties may agree as the time at which the Closing will take place;

1.1.12. "Encumbrance" means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, pre-emptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset);

1.1.13. "Escrow Agreement" means such escrow agreement as may be required by the Exchange in connection with the transactions contemplated by this Agreement;

1.1.14. "Exchange" means the TSX Venture Exchange;

1.1.15. "GAAP" means generally accepted accounting principles approved from time to time by, as the case may be, the Canadian Institute of Chartered Accountants, Mexican Institute of Public Accountants, or any successor institute, applied on a consistent basis;

1.1.16. "Governmental Authority" means any federal, provincial, state, municipal, county or regional government or governmental authority, domestic or foreign and includes any department, commission, board, administrative agency or regulatory body thereof;

1.1.17. "Material Contracts" means (i) every agreement, contract or obligation requiring payment by or to Pitalla or Pediment, as the case may be, of an amount in any one year in the aggregate of more than $25,000; (ii) every agreement or contract which has, or might have, any material direct or indirect effect (by license, assignment or otherwise) on the Assets or Business of Pitalla or Pediment, as the case may be (including all of the agreements pursuant to which Pitalla has an interest in the Properties); and (iii) every agreement or contract with or with respect to any directors, officers, shareholders, consultants or employees of Pitalla or Pediment, as the case may be (including, without limitation collective bargaining agreements and pension and benefit plans);

1.1.18. "Person" includes an individual, corporation, partnership, joint venture, trust, unincorporated organization, the Crown or any agency or instrumentality thereof or any other juridical entity;

1.1.19. "Pediment Financial Statements" means the unaudited financial statements of Pediment for the period ended March 31, 2005, copies of which are attached as Schedule C;

1.1.20. "Pediment Liabilities" means all debts, liabilities (whether assumed, absolute or contingent or whether liquidated or unliquidated) and obligations of Pediment as at the Closing Date;

1.1.21. "Pediment Shares" means the common shares in the capital of Pediment as they are presently constituted;

1.1.22. "Pitalla Financial Statements" means Audited financial statements for the years ending Deceomber 31, 2003 and 2004, copies of which are attached as part of Schedule B;

1.1.23. "Properties" means the various mining properties, concessions and prospects held by Pitalla in Mexico, all as more specifically described in Schedule H;

1.1.24. "Subsidiary" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and will include any body corporate, partnership, joint venture or other entity over which it exercises direction or control;

1.1.25. "Taxes" means all levies and assessments imposed by any Governmental Authority, including but not limited to all income, sales, use, ad valorem, value added, franchise, withholding, payroll, employment, excise or property taxes, together with any applicable interest or penalty.

1.2. *Gender and Number.* In this Agreement, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.3. *Article and Section Headings.* Article and Section headings contained in this Agreement are included solely for convenience, are not intended to be full or accurate descriptions of the content of any Article or Section and will not be considered to be part of this Agreement.

1.4. *Schedules.* The following Schedules are an integral part of this Agreement:

Schedule A – List of Shareholders and Number of Pitalla Shares beneficially owned
Schedule B – Pitalla Financial Statements
Schedule C – Pediment Financial Statements
Schedule D – Acquired Shares, Acquisition Shares and the Additional Shares
Schedule E – Pitalla Material Contracts
Schedule F – Pediment Material Contracts
Schedule G – Permitted Encumbrances
Schedule H – Properties of Pitalla
Schedule I – Options and Warrants outstanding in Pediment
Schedule J – Name and Address of Shareholders Resident in the United States
Schedule K – Payments required to maintain Properties in Good Standing
Schedule L – Option Payments required to be made on San Martin and San Martin Extension Properties.

1.5. *Accounting Terms.* Unless otherwise indicated, all accounting terms not otherwise defined have the meanings assigned to them, and all calculations are to be made and all financial data to be submitted are to be prepared, in accordance with GAAP.

1.6. *Arm's Length.* For purposes of this Agreement, Persons are not dealing "at arm's length" with one another if they would not be considered to be dealing at arm's length with one another for purposes of the *Income Tax Act* (Canada), as amended.

1.7.   *Statutory Instruments.*   Unless otherwise specifically provided in this Agreement, any reference in this Agreement to any law, by-law, rule, regulation, order, act or statute of any government, Governmental Authority or other regulatory body will be construed as a reference to those as amended or re-enacted from time to time or as a reference to any successor thereof.

2.   Share Exchange

2.1.   *Acquired Shares.*   Upon and subject to the terms of this Agreement, El Dragon agrees to transfer to Pediment, and Pediment agrees to acquire from El Dragon all of the issued and outstanding shares of Pitalla (the "Acquired Shares"), free and clear of all Encumbrances, in exchange for the Acquisition Shares.

2.2.   *Acquisition Shares.*   The purchase price for the Acquired Shares will be paid by the issuance to those members of El Dragon listed in Schedule D hereto (the "Members") of the fully paid and non-assessable Acquisition Shares . Consistent with approval of such distribution by the Manager of El Dragon, the Acquisition Shares will be issued to and allocated among the Members as set forth in Schedule D.

In addition, at such time as the following conditions are met, Pediment shall issue a further 2,500,000 of its common shares (the "Additional Shares") (as such shares are presently constituted):

i)   an aggregate of at least 1,000,000 ounces of gold or gold equivalent "mineral resource", is determined to be situated on any three or fewer of the Current Properties or on properties acquired by Pitalla or Pediment that have an outer boundary that lies within three kilometres of any of the Current Properties, based on an independent report prepared in accordance with Policy 43-101 of the British Columbia Securities Commission; and

ii)   at least 500,000 ounces of such mineral resource is so determined to be situated on one of the Properties;

provided, however, that if the conditions set forth in Section 2.2 are not met by December 31, 2011, none of the Additional Shares shall be issued.

For purposes of determining gold equivalent mineral resources, silver will be converted to gold equivalent at the ratio of 75 ounces of silver to one ounce of gold, and copper will be converted to gold equivalent at the ratio of 340 pounds of copper to one ounce of gold. Other valuable metals shall be converted at US dollar equivalents to gold prevailing at the time of a resource being established and supported by an independent report in accordance with Policy 43-101.

The Additional Shares will also be issued to and allocated among the Members as set forth in Schedule D.

2.3.   *Resale of Acquisition Shares.*   El Dragon acknowledges and agrees that the Acquisition Shares will be subject to the required statutory hold periods, which, in the case of British Columbia, will be a minimum four month period and will be accordingly stamped with a legend thereon indicating the hold period applicable in the Province of British Columbia. In addition, if any of the Members that are receiving the Acquisition Shares are resident in the United States or are considered to be U.S. Persons, the following additional legend or such other ledgend that Pediment may deem appropriate will be included in the certificate representing the Acquisition Shares:

NOTICE: RESTRICTION ON TRANSFER TO UNITED STATES RESIDENTS AND OTHER MATTERS

THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS, AND NO INTEREST THEREIN MAY BE SOLD, DISTRIBUTED, ASSIGNED, OFFERED, PLEDGED OR OTHERWISE TRANSFERRED OR DISPOSED OF WITHIN THE UNITED STATES UNLESS (A) THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS COVERING ANY SUCH TRANSACTION INVOLVING SAID SECURITIES, OR (B) THIS CORPORATION RECEIVED FROM THE SELLER'S LEGAL COUNSEL AN OPINION, IN FORM AND SUBSTANCE SATISFACTORY TO THIS CORPORATION (WHICH APPROVAL WILL NOT BE UNREASONABLY WITHHELD), STATING THAT SUCH TRANSACTION IS EXEMPT FROM SUCH REGISTRATION, OR (C) THIS CORPORATION OTHERWISE SATISFIES ITSELF THAT SUCH TRANSACTION IS EXEMPT FROM REGISTRATION.

El Dragon hereby consents to the notation of "**STOP TRANSFER**" restrictions in Pediment's stock transfer books relative to its holdings, and to assist in the enforcement of the covenants and limitations set forth herein.

2.4.   *Deposit of Principal's Acquisition Shares in Escrow*. The Principals acknowledge and agree that the Acquisition Shares issuable to the Principals pursuant to Schedule D may be required to be placed in escrow and be subject to a "Tier 2 Value Security Escrow Agreement" pursuant to the Exchange's policies.

2.5.   [intentionally ommitted]

2.6.   *Tax Election.* It is intended that the transfer of the Acquired Shares will be on a tax-deferred basis to the Members for the purposes of the *Income Tax Act* (Canada) and applicable provincial income tax statutes. In order to give effect to this intention, El Dragon and Pediment will elect in prescribed form and manner to have the provisions of subsection 85(1) of the *Income Tax Act* (Canada), and similar provisions of all corresponding provincial legislation, apply to the transfer of the Acquired Shares and will deliver such elections to the Canada Customs and Revenue Agency and each applicable provincial taxation authority within the time prescribed in accordance with the *Income Tax Act* (Canada) and all corresponding provincial legislation. The elected amounts for purposes of each such election will be determined by the Members in a manner consistent with the above-mentioned intention.

3.   Representations, Warranties and Covenants

3.1.   *Representations and Warranties of Pitalla and the Principals.* Pitalla and the Principals hereby jointly and severally represent, warrant and covenant to Pediment as follows, and acknowledge that Pediment is relying on these representations, warranties and covenants in entering into this Agreement and in completing the transactions contemplated hereby:

3.1.1.   Organization and Good Standing – Pitalla is duly incorporated or organized and validly existing in good standing under the laws of Mexico.

3.1.2.   Bankruptcy – No bankruptcy, insolvency or receivership proceedings have been instituted or are pending against Pitalla, and Pitalla is able to satisfy its liabilities as they become due.

3.1.3.   Capacity to Carry on Business – Pitalla has all necessary corporate power, authority and capacity to own the Assets used in its Business and to carry on its Business as presently owned and carried on by it, and Pitalla is duly licensed, registered and qualified as a corporation to do business and is in good standing in each jurisdiction in which the nature of its Business makes such qualification necessary.

3.1.4.   Due Authorization – Pitalla has all necessary power, authority and capacity to enter into this Agreement and to perform its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Pitalla.

3.1.5.   Authorized and Issued Capital – The authorized capital of Pitalla consists of 10,000 shares of which 600 shares have been validly issued and are outstanding as fully paid and non-assessable.

3.1.6.   No Options – No options, warrants or other rights for the purchase, subscription or issuance of shares or other securities of Pitalla or securities convertible into or exchangeable for securities of Pitalla have been authorized or agreed to be issued or are outstanding. There are no restrictions on the transfer of the Acquired Shares except those set out in the Articles of Pitalla and pursuant to applicable securities laws. No person has any agreement, right or option to require Pitalla to purchase, redeem or otherwise acquire any of the issued and outstanding shares of its capital.

3.1.7.   Absence of Conflicting Agreements – The execution and delivery of this Agreement and the performance by El Dragon and the Principals of their respective obligations hereunder do not and will not:

a.   to the best of the Principals' knowledge, result in the violation of any applicable laws;

b.   result in or constitute a breach of any term or provision of, or constitute a default under, any constating documents of Pitalla or any agreement to which Pitalla is a party or its Assets are bound; or

c.   constitute an event which would permit any party to any agreement with Pitalla to terminate such agreement or to accelerate the maturity of any indebtedness or other obligation of Pitalla.

3.1.8. Consents – There are no consents, authorizations, licenses, agreements, permits, approvals or orders of any Person or Governmental Authority required to permit El Dragon to complete the transactions contemplated by this Agreement, except for the approval of this Agreement and the transaction contemplated thereby by a majority of the percentage interests of the members of El Dragon.

3.1.9. Rights and Privileges – There are no rights, privileges or advantages presently enjoyed by Pitalla which might be lost as a result of the consummation of the transactions contemplated under this Agreement.

3.1.10. Enforceability of Obligations – This Agreement constitutes a valid and binding obligation of El Dragon and the Principals, enforceable against each of them in accordance with its terms, provided that enforcement may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws generally affecting enforceability of creditors' rights and that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

3.1.11. Books and Records – The books and records of Pitalla are fully and accurately maintained and their respective books of account provide for all excise, sales, business and property taxes and other rates, charges, assessments, levies, duties, taxes, contributions, fees, licenses and other governmental charges of whatsoever kind and nature that have become due and payable or, to the extent such amount is material, that may become due and payable before the Closing Time. The minute books of Pitalla are complete and accurate and reflect all material actions taken and resolutions passed by the directors and shareholders, as the case may be, of Pitalla since the date of incorporation or organization.

3.1.12. Financial Statements – The Pitalla Financial Statements are true and correct in every material respect and present fairly the assets, liabilities and financial position of Pitalla as at December 31, 2004 and the results of its operations to that date, in accordance with GAAP applied on a basis consistent with that of previous periods.

3.1.13. No Other Liabilities – There are no liabilities, contingent or otherwise, of Pitalla which are not disclosed or reflected in the Pitalla Financial Statements except those incurred in the ordinary course of business, which liabilities do not exceed $25,000, and Pitalla has not guaranteed, or agreed to guarantee, any debt, liability or other obligation of any Person. There are no liabilities of any Person capable of creating an Encumbrance on any of Pitalla's Assets.

3.1.14. Non-Arms Length Obligations – Pitalla is not indebted to El Dragon or any affiliate, director, officer or employee of Pitalla except as shown on the Pitalla Financial Statements and none of El Dragon or any affiliate, officer, director or employee of Pitalla is now indebted or under obligation to Pitalla on any account.

3.1.15. Absence of Changes – Since December 31, 2004, Pitalla's Business has been carried on in the normal course and:

a. no dividend or other distribution on any shares in the capital of Pitalla has been made, declared or authorized and Pitalla has neither purchased nor redeemed nor agreed to purchase or redeem any of the shares in its capital;

b. no payment of any kind has been made or authorized to or on behalf of El Dragon or to or on behalf of officers, directors or shareholders of Pitalla; and Pitalla has not paid or agreed to pay any compensation, pension, bonus, share of profits or other benefit to, or for the benefit of, any employee, director or officer of Pitalla except in the ordinary course of business and has not increased or agreed to increase the compensation of any director, officer or management employee except in the ordinary course of business;

c. there has not been any material adverse change in the financial position or condition of Pitalla or any damage, loss or other material adverse change in circumstances affecting Pitalla's Business or Assets or its right or capacity to carry on business;

d. Pitalla has not transferred, assigned, sold or otherwise disposed of any of its assets except in the ordinary course of business and has not mortgaged, pledged, subjected to lien, granted a security interest in or otherwise encumbered any of its Assets;

e. Pitalla has not discharged or satisfied any Encumbrance or paid any obligation or liability (fixed or contingent) other than liabilities included in the Financial Statements and liabilities incurred since December 31, 2004 in the ordinary course of business;

f. Pitalla has not suffered an extraordinary loss, or waived any rights of material value, or entered into any material commitment or transaction not in the ordinary course of business; and

g. Pitalla has not incurred or assumed any obligation or liability (fixed or contingent), except secured and unsecured current obligations and liabilities incurred in the ordinary course of business.

3.1.16. Subsidiaries – Pitalla does not have any Subsidiaries.

3.1.17. Material Contracts – Except as listed in Schedule E, Pitalla is not a party to or bound by any Material Contract or commitment whether oral or written. All Material Contracts of Pitalla can be fulfilled and performed in all material respects by Pitalla in the normal course of business dealings and all such Material Contracts are in good standing and no event of default has occurred, except in the case of certain option payments required to be made on the San Martin Properties as disclosed on Exhibit L, and is continuing and no event has occurred which, with the giving of notice, the passing of time or both, would constitute an event of default under any Material Contract.

3.1.18. Employees – Subject to applicable statutory rights, Pitalla is not party to any written contracts of employment with any of its employees or any oral contracts of employment which are not terminable on the giving of reasonable notice and/or severance pay in accordance with applicable law and no inducements to accept employment with Pitalla were offered to any such employees which have the effect of increasing the period of notice of termination to which any such employee is entitled. Pitalla has deducted and remitted to the relevant governmental authority or entity all income taxes, unemployment insurance contributions, Mexican Pension Plan contributions, provincial employer health tax remittances and any taxes or deductions or other amounts which it is required by statute or contract to collect and remit to any governmental authority or other entities entitled to receive payment of such deduction. Pitalla has paid to the date of this Agreement all amounts payable on account of salary, bonus payments and commission to or on behalf of any and all of its current and former employees. All levies under the Workers' Compensation legislation of any jurisdiction where Pitalla carries on its Business have been paid by Pitalla.

3.1.19. Compliance with Applicable Laws – To the best knowledge of the Principals, Pitalla has conducted and is conducting its Business in compliance in all material respects with all applicable laws, rules and regulations in each jurisdiction in which its Business is carried on. Pitalla has not received any notices to the effect that its Business or Assets are not in full compliance with all of the requirements of applicable federal, provincial or local environmental, health and safety statutes and regulations.

3.1.20. Litigation (Pitalla) – There is no suit, action, litigation, arbitration proceeding or governmental proceeding, including appeals and applications for review, in progress, and to the best knowledge of the Principals, pending or threatened against or relating to Pitalla. There is not presently outstanding against Pitalla any judgement, decree, injunction, rule or order of any court, Governmental Authority, commission, agency, instrumentality or arbitrator.

3.1.21. Litigation (Shares) – There is no suit, action, litigation, arbitration proceeding or governmental proceeding, including appeals and applications for review, in progress, pending or, to the best knowledge of the Principals, threatened against Pitalla or El Dragon relating to the Acquired Shares.

3.1.22. Tax Matters – As of the date of this Agreement, Pitalla has duly and timely filed all tax returns and reports required by law to have been filed by it (except for such tax returns and reports with respect to which the failure to timely file would not have a materially adverse effect on Pitalla), has duly and correctly reported all income and other amounts required to be reported and has paid all Taxes to the extent that such Taxes have been assessed by the relevant taxation authority. Pitalla has duly and timely paid all instalments of Taxes required to be paid by it and has made full provision on its books for all Taxes that are not yet due, that will become due and which relate to periods ending immediately prior to the date of this Agreement. There are no actions, suits, proceedings, investigations, audits or claims now pending or, to the best of the knowledge of the Principals, threatened against Pitalla in respect of any Taxes and there are no matters under discussion with any taxation or other Government Authority relating to any such matters. Pitalla has made all elections required to be made under the *Income Tax*

Act of Mexico or equivalent statute in connection with any distributions by Pitalla and all such elections were true and correct. Pitalla has not before the date of this Agreement:

a.   acquired any asset from a Person with whom it was not dealing at arm's length; or

b.   disposed of anything to a Person with whom it was not dealing at arm's length for proceeds less than the fair market value.

3.1.23. Title to Properties – Pitalla has good and marketable title to all its Assets, and to the Properties, real and personal, including without limitation those reflected in the Pitalla Financial Statements or acquired since the date of such statements (except as otherwise permitted in this Agreement or as since transferred, sold or otherwise disposed of in the ordinary course of business), free and clear of all Encumbrances. All registrations with respect to Pitalla's Properties have been made and kept renewed and are in full force and effect and none of Pitalla's Properties are under option to Pitalla. In addition, there are no contractual payments required to be made to any vendor or optionor of the Properties. Pitalla has all requisite permits to commence exploration and mining activities on the Properties.

3.1.24. Condition of Assets – All material tangible Assets of Pitalla used in or in connection with the Business are in good condition, repair and, where applicable, working order, having regard to the use and age thereof.

3.1.25. Disclosure - None of the foregoing representations, warranties and statements of fact contains any untrue statement of material fact or omits to state any material fact necessary to make any such representation, warranty or statement not misleading to a prospective purchaser of Purchased Shares seeking full information concerning the matters which are the subject of such representations, warranties and statements.

3.1.26. Schedule K sets out the annual payments required to be made by Pitalla to all governmental authorities and other third parties to maintain the Properties in good standing.

3.1.27. Schedule L sets out the payments that Pitalla is required to make on the San Martin and San Martin Extension Properties. The parties hereto acknowledge that the agreement referred to on Schedule L as the "San Martin Agreement" is currently in default and that Pediment may choose to either remedy the default or cancel the San Martin Agreement prior to Closing.

3.1.28. The Texson concessions comprising the Property have been transferred by Martha Carranza to Pitalla.

3.2.   *Representations, Warranties and Covenants of El Dragon.* El Dragon, as to itself and with respect to the shares of Pitalla owned by it, hereby severally represents, warrants and covenants to Pediment as follows and acknowledges that Pediment is relying on the representations, warranties and covenants in entering into this Agreement and in completing the transactions contemplated under this Agreement:

3.2.1.   El Dragon is the beneficial owner of the Acquired Shares and is the registered owner of the Acquired Shares outlined in Schedule A hereto, with good and marketable title thereto, free and clear of all encumbrances, and without limiting the generality of the foregoing, none of the Acquired Shares are, or will be, subject to any voting trust, shareholder agreement or voting agreement. Upon completion of the transaction contemplated by this Agreement, all of the Acquired Shares owned by El Dragon will be owned by Pediment as the registered and beneficial owner of record, with good and marketable title thereto;

3.2.2.   This Agreement has been duly executed and delivered by El Dragon and constitutes a valid and binding agreement of El Dragon, enforceable against El Dragon in accordance with its terms, subject to (a) bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other laws of general application affecting the rights and remedies of creditors and (b) general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law);

3.2.3.   El Dragon has full power and capacity to enter into this Agreement on the terms and conditions herein set forth and to transfer the legal and beneficial title and ownership of the Acquired Shares owned by El Dragon to Pediment;

3.2.4.   The Acquired Shares owned by El Dragon are validly issued and outstanding as fully paid and non-assessable and are now, and upon release to Pediment will be free and clear of all liens, charges, options, encumbrances, restrictions, equities and claims of every kind created by El Dragon;

3.2.5.   El Dragon acknowledges and agrees to be bound by the requirements and provisions contained in Sections 2.3 herein, to the extent applicable to it.

3.3.   *Representations, Warranties and Covenants of Pediment.* Pediment hereby represents, warrants and covenants to Pitalla and El Dragon as follows and acknowledges that Pitalla and El Dragon are relying on these representations, warranties and covenants in entering into this Agreement and in completing the transactions contemplated under this Agreement:

3.3.1.   Organization and Good Standing – Pediment is duly incorporated or organized and validly existing in good standing under the laws of the Province of British Columbia.

3.3.2.   Bankruptcy – No bankruptcy, insolvency or receivership proceedings have been instituted or are pending against Pediment, and Pediment is able to satisfy its liabilities as they become due.

3.3.3.   Capacity to Carry on Business – Pediment is duly licensed, registered and qualified as a corporation to do business and is in good standing in each jurisdiction in which the nature of its Business makes such qualification necessary.

3.3.4.   Due Authorization – Pediment has all necessary power, authority and capacity to enter into this Agreement and to perform its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Pediment.

3.3.5.   Authorized and Issued Capital – The authorized capital of Pediment consists of 100,000,000 common shares of which 4,385,244 have been validly issued and are outstanding as fully paid and non-assessable.

3.3.6.   No Options – No options, warrants or other rights for the purchase, subscription or issuance of shares or other securities of Pediment or securities convertible into or exchangeable for securities of Pediment have been authorized or agreed to be issued or are outstanding except as set out in Schedule I. There are no restrictions on the transfer of the Pediment shares except those pursuant to applicable securities laws. No person has any agreement, right or option to require Pediment to purchase, redeem or otherwise acquire any of the issued and outstanding shares of its capital.

3.3.7.   Compliance with Securities Laws – Pediment is in compliance with its timely disclosure obligations under applicable securities laws, including stock exchange regulations, and no order ceasing or suspending trading in securities of Pediment or prohibiting the transactions contemplated hereby has been issued and no proceedings for such purpose are ongoing or pending, or to the best knowledge of Pediment, threatened.

3.3.8.   The Acquisition Shares – On Closing, the Acquisition Shares:

a.   will be issued to the Members as fully paid and non-assessable shares of Pediment;

b.   will be duly registered in the name of each of the Members in the books and registers of Pediment; and

c.   will be duly listed and posted for trading on the Exchange, subject only to any Escrow Agreement and any statutory holding period.

3.3.9.   Absence of Conflicting Agreements – The execution and delivery of this Agreement and the performance by Pediment its obligations hereunder do not and will not:

a.   result in the violation of any applicable laws;

b.   result in or constitute a breach of any term or provision of, or constitute a default under, any constating documents of Pediment or any agreement to which Pediment is a party or its Assets are bound;

c.   constitute an event which would permit any party to any agreement with Pediment to terminate such agreement or to accelerate the maturity of any indebtedness or other obligation of Pediment; or

d.   result in or creatre any lien, charge, encumbrance, restriction or claim of any kind on or against the Acquisition Shares.

3.3.10. Consents – There are no consents, authorizations, licenses, agreements, permits, approvals or orders of any Person or Governmental Authority required to permit Pediment to complete the transactions contemplated by this Agreement other than the approvals of the Exchange.

3.3.11. Rights and Privileges – There are no rights, privileges or advantages presently enjoyed by Pediment which might be lost as a result of the consummation of the transactions contemplated under this Agreement.

3.3.12. Enforceability of Obligations – This Agreement constitutes a valid and binding obligation of Pediment enforceable against Pediment in accordance with its terms, provided that enforcement may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws generally affecting enforceability of creditors' rights and that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

3.3.13. Books and Records – The books and records of Pediment are fully and accurately maintained and its books of account provide for all excise, sales, business and property taxes and other rates, charges, assessments, levies, duties, taxes, contributions, fees, licenses and other governmental charges of whatsoever kind and nature that have become due and payable or, to the extent such amount is material, that may become due and payable before the Closing Time. The minute books of Pediment are complete and accurate and reflect all material actions taken and resolutions passed by the directors and shareholders, as the case may be, of Pediment since the date of incorporation or organization.

3.3.14. Financial Statements – The Pediment Financial Statements are true and correct in every material respect and present fairly the assets, liabilities and financial position of Pediment as at March 31, 2005 and the results of its operations to that date, in accordance with GAAP applied on a basis consistent with that of previous periods.

3.3.15. No Other Liabilities – There are no liabilities, contingent or otherwise, of Pediment which are not disclosed or reflected in the Pediment Financial Statements except those incurred in the ordinary course of business and Pediment has not guaranteed, or agreed to guarantee, any debt, liability or other obligation of any Person. There are no liabilities of any Person capable of creating an Encumbrance on any of Pediment's Assets.

3.3.16. Absence of Changes – Since March 31, 2005, Pediment's Business has been carried on in the normal course and:

no dividend or other distribution on any shares in the capital of Pediment has been made, declared or authorized and Pediment has neither purchased nor redeemed nor agreed to purchase or redeem any of the

a. shares in its capital;

b. no payment of any kind has been made or authorized to or on behalf of officers, directors or shareholders of Pediment; and Pediment has not paid or agreed to pay any compensation, pension, bonus, share of profits or other benefit to, or for the benefit of, any employee, director or officer of Pediment except in the ordinary course of business and has not increased or agreed to increase the compensation of any director, officer or management employee;

c.   there has not been any material adverse change in the financial position or condition of Pediment or any damage, loss or other material adverse change in circumstances affecting Pediment's Assets or its right or capacity to carry on business;

d.   Pediment has not transferred, assigned, sold or otherwise disposed of any of its Assets except in the ordinary course of business and has not mortgaged, pledged, subjected to lien, granted a security interest in or otherwise encumbered any of its Assets;

e.   Pediment has not discharged or satisfied any Encumbrance or paid any obligation or liability (fixed or contingent) other than liabilities included in the Pediment Financial Statements and liabilities incurred since September 30, 2004 in the ordinary course of business;

f.   Pediment has not suffered an extraordinary loss, or waived any rights of material value, or entered into any material commitment or transaction not in the ordinary course of business; and

g.   Pediment has not incurred or assumed any obligation or liability (fixed or contingent), except secured and unsecured current obligations and liabilities incurred in the ordinary course of business.

3.3.17. Subsidiaries – Pediment does not have any Subsidiaries except for Pediment Exploration Mexico S de R.L. a Mexican Corporation and wholly-owned subsidiary of Pediment ("Pediment Mexico").

3.3.18. Material Contracts – Except as listed in Schedule E, Pediment is not a party to or bound by any Material Contract or commitment whether oral or written. All Material Contracts of Pediment can be fulfilled and performed in all material respects by Pediment in the normal course of business dealings and all such Material Contracts are in good standing and no event of default has occurred and is continuing and no event has occurred which, with the giving of notice, the passing of time or both, would constitute an event of default under any Material Contract.

3.3.19. Compliance with Applicable Laws –Pediment has conducted its business in compliance in all material respects with all applicable laws, rules and regulations in each jurisdiction in which its business was carried on and Pediment is not in breach of any such rules or regulations.

3.3.20. Litigation (Pediment) – There is no suit, action, litigation, arbitration proceeding or governmental proceeding, including appeals and applications for review, in progress, pending or threatened against or relating to Pediment. There is not presently outstanding against Pediment any judgement, decree, injunction, rule or order of any court, Governmental Authority, commission, agency, instrumentality or arbitrator. Pediment has not received any notices to the effect that its former business or Assets are not in full compliance with all of the requirements of applicable federal, provincial or local environmental, health and safety statutes and regulations.

3.3.21. Tax Matters – As of the date of this Agreement, Pediment has duly and timely filed all tax returns and reports required by law to have been filed by it (except for such tax returns and reports with respect to which the failure to timely file would not have a materially adverse effect), has duly and correctly reported all income and other amounts required to be reported and has paid all Taxes to the extent that such Taxes have been assessed by the relevant taxation authority. Pediment has duly and timely paid all instalments of Taxes required to be paid by it and has made full provision on its books for all Taxes that are not yet due, that will become due and which relate to periods ending immediately prior to the date of this Agreement. There are no actions, suits, proceedings, investigations, audits or claims now pending or, to the best of the knowledge of Pediment, threatened against Pediment in respect of any Taxes and there are no matters under discussion with any taxation or other Government Authority relating to any such matters. Pediment has made all elections required to be made under the *Income Tax Act* (Canada) in connection with any distributions by Pediment and all such elections were true and correct. Pediment has not before the date of this Agreement:

    a.   acquired any asset from a Person with whom it was not dealing at arm's length; or

    b.   disposed of anything to a Person with whom it was not dealing at arm's length for proceeds less than the fair market value.

3.3.22. Disclosure Documents – The forms, reports, news releases, financial statements, annual information forms and other documents filed by Pediment on SEDAR (System for Electronic Document Analysis and Retrieval), taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

3.4.   *Survival.* All representations, warranties, covenants and agreements contained in this Agreement on the part of each of the parties will survive the Closing as follows:

3.4.1.   the representations, warranties, covenants and agreements relating to tax matters will survive until the expiry of 90 days after the relevant authorities are no longer entitled to assess liability for tax against Pitalla or Pediment, as the case may be;

3.4.2.   the other representations and warranties contained in this Agreement will survive for two years following Closing;

after which period, if no claim has, prior to the expiry of such period, been specifically made in writing under this Agreement against a party with respect to any incorrectness in or breach of any representation or warranty made herein by such party, such party will have no further liability under this Agreement with respect to such representation or warranty provided that if the matter involves intentional misrepresentation or fraud there is no time limit and a claim may be brought at any time.

3.5. *Investigation.* No investigation by or on behalf of Pediment into the Business, operations prospects, Assets, or condition (financial or otherwise) of Pitalla will diminish in any way the affect of any representations or warranties made by Pitalla and El Dragon in this Agreement or will relieve Pitalla and El Dragon of any of their respective obligations under this Agreement. No investigation by or on behalf of Pitalla and El Dragon into the affairs, Assets, or condition (financial or otherwise) of Pediment will diminish in any way the effect of any representations or warranties made by Pediment in this Agreement or will relieve Pediment of any of its obligations under this Agreement.

4.   Covenants

4.1.   *Covenants of Pitalla, El Dragon and the Principals.* El Dragon and the Principals jointly and severally covenant and agree as follows:

4.1.1.   both before and after the Closing Date, cause Pitalla to use its reasonable best efforts to assist Pediment to obtain from all appropriate federal, provincial, state, municipal and other Governmental Authorities or administrative bodies and all other persons all such approvals and consents in form and terms satisfactory to counsel for Pediment as are necessary or required in order to permit the transfer and assignment of all of the right, title and interest of El Dragon in and to the Acquired Shares to Pediment and the issuance of the Acquisition Shares to the Members;

4.1.2.   at any time up to the Closing Date, cause Pitalla to permit Pediment, and its auditors, solicitors and other authorized persons, to make such investigation of Pitalla's Assets and of Pitalla's financial and legal condition as Pediment deems necessary or advisable to familiarize itself with such assets and other matters and to have full access to Pitalla's Business premises and to all records, documents and other information related to Pitalla's Business and Pitalla, including all working papers (internal and external) and details of accounts and inventories prepared, obtained or used in connection with the preparation of the Pitalla Financial Statements;

4.1.3.   from the date of this Agreement to the Closing Date, the Principals will cause Pitalla to:

a.   carry on its Business in the ordinary course, in a prudent, businesslike and efficient manner and substantially in accordance with the procedures and practices in effect on the date of this Agreement;

b.   use its reasonable best efforts to preserve and maintain the goodwill of Pitalla's Business; and

c.   do all necessary repairs and maintenance to Pitalla's Assets and take reasonable care to protect and safeguard those Assets;

4.1.4. from the date of this Agreement to the Closing Date, the Principals will not permit Pitalla, without the prior consent in writing of Pediment, not to be unreasonably withheld, to:

    a.   purchase or sell, consume or otherwise dispose of any of Pitalla's Assets and Properties except in the ordinary course of business;

    b.   enter into any contract or assume or incur any liability except in the ordinary course of business and which is not material;

    c.   settle any account receivable of a material nature at less than face value net of the reserve for that account;

    d.   waive or surrender any material right;

    e.   discharge, satisfy or pay any mortgage, pledge, deed of trust, lien, claim, encumbrance, charge, obligation or liability except in the ordinary course of business;

    f.   issue any securities, including but not limited to options, warrants or rights to acquire or convert or exchange into shares of Pitalla; or

    g.   make any capital or exploration expenditure or commitment for any capital expenditure or exploration expenditure on the Properties.

4.1.5 Pitalla and the Principals will use their reasonable best efforts to cause Mr. Alberto Navarro Mayer to enter into an agreement with Pediment pursuant to which Mr. Navarro's current equity interest in Pitalla will be held in trust by Mr. Navarro for the benefit of Pediment (the "Mayer Trust Agreement")_.

4.1.6 El Dragon will use its reasonable best efforts to obtain the approval of this Agreement and the transactions contemplated thereby by a majority of the percentage interests of the members of El Dragon.

4.2. *Covenants of Pediment.* Pediment covenants and agrees as follows:

4.2.1. both before and after the Closing Date, Pediment will use its reasonable best efforts to obtain from all appropriate federal, provincial, state, municipal and other Governmental Authorities or administrative bodies and all other persons all such approvals and consents in form and terms satisfactory to counsel for Pitalla and El Dragon as are necessary or required in order to permit the sale, transfer and assignment of all of the right, title and interest of El Dragon in and to the Acquired Shares to Pediment and the issuance of the Acquisition Shares to the Members;

4.2.2. at any time up to the Closing Date, Pediment will permit Pitalla and El Dragon, and their auditors, solicitors and other authorized persons, to make such investigation of Pediment's Assets and of Pediment's financial and legal condition as the Principals deem necessary or advisable to familiarize themselves with such assets and other matters and to have full access to Pediment's premises and to all records, documents and other information related to Pediment, including all working papers (internal and external) and details of accounts and inventories prepared, obtained or used in connection with the preparation of the Pediment Financial Statements;

4.2.3.   from the date of this Agreement to the Closing Date Pediment will not without the prior consent in writing of Pitalla, such consent not to be unreasonably withheld:

a.   purchase or sell, consume or otherwise dispose of any of Pediment's Assets except in the ordinary course of business;

b.   enter into any contract or assume or incur any liability except in the ordinary course of business and which is not material;

c.   settle any account receivable of a material nature at less than face value net of the reserve for that account;

d.   waive or surrender any material right;

e.   discharge, satisfy or pay any mortgage, pledge, deed of trust, lien, claim, encumbrance, charge, obligation or liability except in the ordinary course of business; or

f.   make any capital expenditure or commitment for any capital expenditure.

4.2.4.   if required by the Exchange, it will immediately after the execution of this Agreement call and convene a meeting of its shareholders in accordance with its constating documents and applicable securities and corporate law in order to obtain the requisite shareholder approval and it will solicit proxies to be voted at a shareholders meeting in favour of the transaction contemplated by this Agreement;

4.2.5.   if required by the Exchange to call a shareholders' meeting to obtain shareholder approval, it will prepare (in consultation with Pitalla and the Principals), file and distribute to its shareholders in a timely and expeditious manner, an information circular and any amendments or supplements to the information circular, all as required by applicable law and the Rules of the Exchange, and in all the jurisdictions where the same is required, complying in all material respects with all applicable legal requirements and such information circular will include a recommendation from the board of directors of Pediment that the shareholders vote in favour of the transactions contemplated by this Agreement;

4.2.6.   it will notify Pitalla and El Dragon of any material adverse change (actual, anticipated, contemplated or to the knowledge of Pediment, threatened, financial or otherwise) in its Assets, financial condition or prospects and of any material governmental or third party complaints, investigations or hearings; and

4.2.7.   it will use its reasonable best efforts to obtain the approval of the Exchange and will prepare and file, in consultation with Pitalla and El Dragon, all documents and forms requested by the Exchange in connection with such approval.

4.3.   *Covenants of Pitalla, El Dragon and the Principals and Pediment.* Each of El Dragon, the Principals and Pediment covenants and agrees to take all such actions as are within his, her or its power to control, and to use his, her or its reasonable best efforts to cause other actions to be taken which are not within his, her or its power to control, so as to ensure compliance with, and satisfaction of, any conditions set forth in Section 4 whether for his, her or its benefit or for the benefit of another party to this Agreement.

5.   **Conditions Precedent**

5.1.   *Conditions Precedent for the Benefit of Pediment.* The obligation of Pediment to complete the transactions contemplated by this Agreement are subject to the satisfaction of, or compliance with, at or before the Closing Time, each of the following conditions precedent (each of which is hereby acknowledged to be inserted for the exclusive benefit of Pediment and may be waived by it in whole or in part):

5.1.1.   Truth of Representations and Warranties – Except as otherwise required by this Section 5, the representations and warranties of Pitalla, El Dragon and the Principals contained in this Agreement will be true and correct on and as of the Closing Date as though made at and as of the Closing Date.

5.1.2.   Covenants and Agreements – Each of Pitalla, El Dragon and the Principals will have complied with all covenants and agreements in this Agreement agreed to be performed or caused to be performed by him, her or it on or before the Closing Date.

5.1.3.   Loss of Assets – No material loss or destruction of or damage to any of Pitalla's Assets will have occurred between the date of this Agreement and the Time of Closing.

5.1.4.   No Actions or Proceedings – No action or proceeding against Pitalla or any of El Dragon will be pending or threatened by any Person to enjoin or prohibit:

a.   the transactions contemplated by this Agreement; or

b.   the right of Pitalla to conduct its operations and carry on its Business in the ordinary course as they have been conducted and carried on in the past.

5.1.5.   Agreement Consents – All consents or approvals from or notifications to any lessor or other third person required under the terms of any of the agreements to which Pitalla is a party to the completion of the transactions contemplated by this Agreement, will have been obtained or given on or before the Closing Time;

5.1.6.   Texson Concessions – The Texson concessions comprising the Property have been transferred by Martha Carranza to Pitalla.

5.1.7.   Regulatory Consents – All consents, approvals, orders and authorizations of or from Governmental Authorities or the Exchange required in connect with the completion of the transactions contemplated by this Agreement will have been obtained on or before the Closing Time.

5.1.8. Escrow Agreement – The parties to the Escrow Agreement, other than Pediment, will have executed the Escrow Agreements and each of the Principals will have deposited with the escrow agent, those of his, her or its Acquisition Shares to be deposited under the Escrow Agreement.

5.1.9. Mayer Trust Agreement – Alberto Navarro Mayer shall have executed the Mayer Trust Agreement in a form acceptable to Pediment.

5.1.10. Closing Documents – Each of El Dragon and the Principals will have tendered the documents to be delivered by him, her or it at Closing in accordance with this Agreement.

5.2. *Non-satisfaction of Conditions.* If any of the conditions set forth in Section 5.1 are not fulfilled or waived to the reasonable satisfaction of Pediment, Pediment may, acting reasonably, terminate this Agreement by notice in writing to Pitalla and El Dragon. In such event, Pediment will be released from all obligations under this Agreement and El Dragon and the Principals will also be so released unless they were reasonably capable of causing such condition or conditions to be fulfilled or they have breached any of their representations, warranties, covenants or agreements in this Agreement.

5.3. *Conditions Precedent for the Benefit of El Dragon.* The obligations of El Dragon to complete the transactions contemplated by this Agreement are subject to the satisfaction of, or compliance with, at or before the Closing Time, each of the following conditions precedent (each of which is hereby acknowledged to be inserted for the exclusive benefit El Dragon and may be waived byit in whole or in part):

5.3.1. Truth of Representations and Warranties – The representations and warranties of Pediment contained in this Agreement will be true and correct on and as of the Closing Date as though made at and as of the Closing Date.

5.3.2. Covenants and Agreements – Pediment will have complied with all covenants in agreements in this Agreement agreed to be performed or caused to be performed by it on or before the Closing Date.

5.3.3. Loss of Assets – No material loss or destruction of or damage to any of Pediment's Assets will have occurred between the date of this Agreement and the Time of Closing.

5.3.4. No Actions or Proceedings – No action or proceeding against Pediment will be pending or threatened by any Person to enjoin or prohibit:

a. the transactions contemplated by this Agreement; or

b. the right of Pediment to conduct its operations in the ordinary course as they have been conducted and carried on in the past.

5.3.5. Agreement Consents – All consents or approvals from or notifications to any lessor or other third person required under the terms of any of the agreements to which Pediment is a party to the completion of the transactions contemplated by this Agreement, will have been obtained or given on or before the Closing Time;

5.3.6. Regulatory Consents – All consents, approvals, orders and authorizations of or from Governmental Authorities and the Exchange required in connection with the completion of the transactions contemplated by this Agreement will have been obtained on or before the Closing Time.

5.3.7. Member Consents – the approval of this Agreement and the transactions contemplated thereby by a majority of the percentage interests of the Members will have been obtained on or before the closing;

5.3.8. Pediment Liabilities – Pediment will have provided El Dragon with evidence satisfactory to them acting reasonably that there are no material Pediment Liabilities other than in the normal course of business and liabilities resulting from the legal, accounting and regulatory fees with respect to the transactions contemplated herein.

5.3.9. The Acquisition Shares – The Acquisition Shares will, in the case of the Principals only, be allotted and issued subject only to any Escrow Agreement required by the Exchange.

5.3.10. Closing Documents – Pediment will have tendered the documents to be delivered by it at Closing in accordance with this Agreement.

5.4. *Non-satisfaction of Conditions.* If any of the conditions set forth in Section 5.3 are not fulfilled or waived to the reasonable satisfaction of El Dragon, El Dragon may, acting reasonably, terminate this Agreement by notice in writing to Pediment. In such event, Pitalla, El Dragon and the Principals will be released from all obligations under this Agreement and Pediment will also be so released unless it was reasonably capable of causing such condition or conditions to be fulfilled or it has breached any of its representations, warranties, covenants or agreements in this Agreement.

5.5. *Waiver.* Each of the parties on his, her or its behalf, may waive any condition for his, her or its benefit in this Agreement, in whole or in part, without prejudice to any right of rescission or any other right in the event of the non-fulfilment of any other condition or conditions. A waiver will only be binding if it is in writing.

6. Closing

6.1. *Location.* The Closing will take place at the Time of Closing at the offices of Vector Corporate Finance Lawyers, 1040- 999 West Hastings Street, Vancouver, B.C., V6C 2W2

6.2. *El Dragon's Closing Documents.* At the Closing, El Dragon and Pitalla will tender to Pediment:

6.2.1. certified copies of the resolutions of the directors of Pitalla, in form and substance satisfactory to Pediment, acting reasonably, authorizing the execution and delivery of this Agreement and the transactions contemplated by this Agreement;

6.2.2. certified copies of the resolutions of El Dragon, in form and substance satisfactory to Pediment, acting reasonably, authorizing the execution and delivery of this Agreement and the transactions contemplated by this Agreement.

6.2.3. a share certificate for the Acquired Shares duly endorsed for transfer to Pediment;

6.2.4. share certificates for the Acquired Shares in the name of Pediment;

6.2.5. from Pitalla and El Dragon and the Principals a certificate certifying the truth and correctness of his or its representations and warranties and covenants provided in this Agreement as though made at and as of the Closing Date, the performance of all of his or its covenants and agreements contained in this Agreement on or before the Closing Date and that there has been no material damage to or adverse change in the condition of Pitalla's Assets or Business;

6.2.6. appointment of representative(s) of Pediment as majority directors and officers of Pitalla;

6.2.7. the opinion dated the Closing Date, of counsel for Pitalla, in form and substance satisfactory to Pediment, acting reasonably, confirming the corporate existence, authority, capacity and power of Pitalla, the authorized and issued share capital of Pitalla and such other matters which Pediment acting reasonably may specify; in giving such opinion, counsel for Pitalla may rely on certificates of senior offices of Pitalla as to factual matters;

6.2.8. copies of such other documentation or other evidence it may reasonably request in order to establish the consummation of the transactions contemplated by this Agreement and the taking of all corporate proceedings in connection with those transactions in accordance with this Agreement, in form and substance satisfactory to Pediment and its counsel, acting reasonably; and

6.2.9. the corporate records and books of account of Pitalla including minute books, share registers and annual reports, and the corporate seal of Pitalla.

6.3. *Pediment's Closing Documents.* At the Closing, Pediment will tender to El Dragon:

6.3.1. certified copies of the resolutions of the directors of Pediment, in form and substance satisfactory to Pediment, acting reasonably, authorizing the execution and delivery of this Agreement, the transactions contemplated by this Agreement and the issuance of the Acquisition Shares to the Members;

6.3.2. share certificates for the Acquisition Shares in the name of each respective Member;

6.3.3. a certificate certifying the truth and correctness of its representations and warranties provided in this Agreement as though made at and as of the Closing Date, the performance of all of its covenants and agreements contained in this Agreement on or before the Closing Date and the obligation to issue the Additional Shares pursuant to this Agreement and that there has been no material damage to or adverse change in the condition of Pediment's Assets; and

6.3.4. copies of such other documentation or other evidence El Dragon may reasonably request in order to establish the consummation of the transactions contemplated by this Agreement and the taking of all corporate proceedings in connection with those transactions in accordance with this Agreement, in form and substance satisfactory to El Dragon and its counsel, acting reasonably.

7.   Intentionally Ommitted

8.   Capital Reorganization

8.1.   *Recapitalizations*. If at any time (i) with respect to the Acquisition Shares, after the execution hereof and prior to the Closing Date, and/or (ii) with respect to the Additional Shares, prior to the date they are actually issued, there shall be a recapitalization of the capital stock, the number of Acquisition Shares and Additional Shares, as applicable, shall be proportionately adjusted so that the holders thereof shall thereafter be entitled to receive the number of shares of stock or other securities or property of Pediment to which a holder of the number of Acquisition Shares and/or Additional Shares would have been entitled on such recapitalization.

8.2.   *Reorganizations, Mergers or Consolidations.* If at any time (i) with respect to the Acquisition Shares, after the execution hereof and prior to the Closing Date, and/or (ii) with respect to the Additional Shares, prior to the date they are actually issued, there is a capital reorganization of Pediment or the merger or consolidation of Pediment with or into another corporation or another entity, as a part of such capital reorganization, provision shall be made so that the holders of the Acquisition Shares and Additional Shares, as applicable, shall thereafter be entitled to receive the number of shares of stock or other securities or property of Pediment to which a holder of Acquisition Shares and Additional Shares, as applicable, would have been entitled on such capital reorganization, subject to adjustment in respect of such stock or securities by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 8 with respect to the rights of the holders of Acquisition Shares and Additional Shares, as applicable, after the capital reorganization to the end that the provisions of this Section 8 shall be applicable after that event and be as nearly equivalent as practicable.

8.3.   *No Impairment.* Pediment will not, by amendment of its charter documents, or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by Pediment, but will at all times in good faith assist in the carrying out of all the provisions of this Section 8 and in the taking of all such actions as may be necessary or appropriate in order to protect the rights of the holders of the Acquisition Shares and Additional Shares, as applicable, against such impairment..

9.   Notices

9.1.   *Delivery of Notice.* Any notice, direction or other instrument required or permitted to be given by any party under this Agreement will be in writing and will be sufficiently given if delivered personally or by courier, or transmitted by telecopier during the transmission of which no indication of failure of receipt is communicated to the sender:

9.1.1.   in the case of El Dragon and the Principals:
           c/o Mark S. Isaacs
           601 Telegraph Canyon Road, Suite 340

Chula Vista, California 91910

Fax Number: (413) 832-3176
Email: Silverzinc@cox.net

with a copy to :
      Scott Alderton
      Stubbs Alderton & Markiles, LLP
      Encino, California 91436
      Fax Number: (818) 444-4520
      Email: salderton@.biztechlawcom

9.1.2.   in the case of Pediment:
      c/o 800 – 850 West Hastings
      Vancouver, British Columbia
      V6C 1E1

      Fax Number: (604) 685-9700

with a copy to:
      Vector Corporate Finance Lawyers
      1040- 999 West Hastings Street
      Vancouver, B.C.
      V6C 2W2

      Fax 604 683-1102
      Att: Stewart L. Lockwood *slockwood@vectorlaw.com*

9.2.   *Receipt of Notice*. Any such notice, direction or other instrument, if delivered personally, will be deemed to have been given and received on the date on which it was received at such address and, if faxed, will be deemed to have been given and received on the date of transmission in accordance with this Section.

10.   Termination

10.1.   *Grounds for Termination*. This Agreement supersedes and replaces the Letter of Intent dated July 29, 2004 and may be terminated at any time:

10.1.1. by the mutual agreement of parties to this Agreement;

10.1.2. by Pitalla if it is not in material breach of its obligations under this Agreement, and if:

    a.   there has been a breach by Pediment of any of its representations and warranties hereunder such that Subsection 5.3.1 will not be satisfied; or

    b.   there has been a breach on the part of Pediment of any of its covenants or agreements contained in this Agreement such that Subsection 5.3.2 will not be satisfied;

c.   there are charges to this Agreement to satisy regulatory requirements that Pediment may be subject to that Pitalla deems materially alter the economic terms of this Agreement to its detriment;

d.   if Pediment has not completed a financing of at least $1,000,000 to close concurrently with this agreement or in any case in an anount that stasfies the "Concurrent Financing" requirement for Value Escrow as set out in section 4.3 of the TSX Venture Exchange Policy 5.4

and in any case such breach has not been cured within ten days after written notice, specifying such breach, to Pediment.

10.1.3. by Pediment if it is not in material breach of its obligations under this Agreement, and if:

a.   there has been a breach by El Dragon of any of its representations and warranties hereunder such that Subsection 5.1.1 will not be satisfied; or

b.   the regulatory consents referred to Section 5.3.6 have not been obtained; or

c.   there has been a breach on the part of El Dragon or Pitalla of any of their respective covenants or agreements contained in this Agreement such that Subsection 5.1.2 will not be satisfied;

and, in each case such breach or consent has not been cured or obtained within ten days after written notice, specifying such breach, to El Dragon and Pitalla;

10.1.4. by any party if the Closing Date is not on or before August 31, 2005.

10.2.   *Effect of Termination.* If this Agreement if terminated as provided in Section 10.1, it will, except as provided herein, forthwith become void and none of the parties or their respective officers, directors, employees, agents, or shareholders will have any liability or obligation with respect to the terminated provisions of the Agreement.

10.3.   *Option.* If this Agreement is terminated as provided in Section 10.1, Pitalla shall have the exclusive option, for 180 days from the later of the date of termination or the date notice of such termination is given pursuant to Section 9.1, to purchase all of the issued and outstanding capital stock of Pediment Mexico, a wholly-owned subsidiary of Pediment, for an amount equal to the total amount invested in Pediment Mexico by Pediment through the date such option is exercised, on terms to be determined in good faith by the parties.

11.   General Provisions

11.1.   *Entire Agreement.* This Agreement, including all the Schedules hereto, together with the agreements and other documents to be delivered pursuant hereto, constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersedes any and all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties and there are no warranties, representations or other agreements among the parties in connection with the subject matter hereof except as specifically set forth herein and therein.

11.2. *Costs and Expenses.* Each of the parties will be responsible for the costs incurred by him, her or it in connection with the transactions contemplated by this Agreement.

11.3. *Public Announcements.* No party will, without the prior consent of the others, make any disclosure regarding the existence, purpose, scope, content, terms or conditions of this Agreement or other agreements relating to this Agreement except in order to comply with a legal obligation, the requirements of a competent government or statutory agency or the requirements of the Exchange; provided that, where practicable, a copy of any proposed announcement or statement will be furnished to the other parties in advance of the proposed date of publication. Nothing herein will prevent disclosure of the terms of this Agreement to a corporate party's directors, officers, employees or agents or its financial, legal, accounting or other advisors.

11.4. *Waiver.* The failure of a party in any one or more instances to insist upon strict performance of any of the terms of this Agreement or to exercise any right or privilege arising under it will not preclude it from requiring by reasonable notice that any other party duly perform its obligations or preclude it from exercising such a right or privilege under reasonable circumstances, nor will waiver in any one instance of a breach be construed as an amendment of this Agreement or waiver of any later breach.

11.5. *Assignment.* None of the parties will assign, transfer, charge or otherwise encumber the benefit (or any part thereof) or the burden (or any part thereof) of this Agreement without the prior written consent of the other parties, such consent not to be unreasonably withheld.

11.6. *Further Assurances.* Each of the parties hereto will from time to time at the request of any of the other parties hereto and without further consideration, execute and deliver all such other additional assignments, transfers, instruments, notices, releases and other documents and will do all such other acts and things as may be necessary or desirable to assure more fully the consummation of the transactions contemplated hereby.

11.7. *Time.* Time will be of the essence of this Agreement.

11.8. *Amendment.* This Agreement may be amended or varied only by agreement in writing signed by each of the parties. Unless the context otherwise so requires, a reference to this Agreement includes a reference to this Agreement as amended or varied from time to time.

11.9. *Several not Joint; Limitation on Liability.* EACH AND EVERY COVENANT, REPRESENTATION OR WARRANTY OF THE SHAREHOLDERS CONTAINED HEREIN ARE SEVERAL AND NOT JOINT. IN ADDITION, UNDER NO CIRCUMSTANCES SHALL ANY SHAREHOLDER BE LIABLE TO PEDIMENT HEREUNDER FOR ANY AMOUNT IN EXCESS OF THE PROCEEDS RECEIVED BY SUCH SHAREHOLDER FORM THE SALE OF THE ACQUISITION SHARES AND ADDITIONAL SHARES RECEIVED BY SUCH SHAREHOLDER HEREUNDER, NET OF ANY RESULTING TAX LIABILITY THEREFORE.

11.10. *Severability.* If any provision of this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability will attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof will continue in full force and effect.

11.11. *Governing Law.* This Agreement will be governed by and interpreted in accordance with the laws from time to time in force in British Columbia and each of the parties hereby attorns to the non-exclusive jurisdiction of the courts of British Columbia.

11.12. *Benefit of Agreement.* This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

11.13. *Counterparts.* This Agreement may be executed in as many counterparts as are necessary. It will be binding on each party when each party hereto has signed and delivered one such counterpart. Delivery may be made by facsimile transmission. When a counterpart of this Agreement has been executed by each party, all counterparts together will constitute one agreement.

THE PARTIES, intending to be contractually bound, have executed this Agreement as of the date and year first above written.

29

Witnessed By:

_______________ (seal)
MARK S. ISAACS

(Signature)
ERIC COFFIN
(Print Name & Address)
2451 MOLLIE NYE N. VANCOUVER.

Witnessed By:

_______________ (seal)
MEL HERDRICK

(Signature)
ERIC COFFIN
(Print Name & Address)
2451 MOLLIE NYE N VANCOUVER.

EL DRAGON MINERALS, LLC
By:

(Authorized Signatory)

(Authorized Signatory)

c/s

COMPANIA MINERA PITALLA, S.A. DE C.V.
By:

(Authorized Signatory)

(Authorized Signatory)

c/s

PEDIMENT EXPLORATION LTD.
By:

(Authorized Signatory)
Gary Freeman
(Authorized Signatory)

c/s

SCHEDULE A

List of Shareholders, Addresses and Number of Pitalla Shares Beneficially Owned

El Dragon Minerals ,LLC   **599 Shares**
C/O Woodburn & Wedge
6100 Neil Rd., Suite 500
Reno, Nevada 85911

Alberto Navarro Mayer*   **1 share***
Rincon de la Herradura No 15A
Col Villa Satillite
Hemosillo, Sonora State
Mexico

***Mr. Mayer's share is held in trust for the benefit of El Dragon Minerals. The trust agreement will be altered so that the share is held in trust for the benefit of Pediment Exploration Ltd upon execution and Exchange approval of this agreement.**

SCHEDULE B

Pitalla Financial Statements



Salido Encinas y Asociados S.C.
Contadores Públicos y Consultores

To the shareholders of
Compañia Minera Pitalla S.A. de C.V.

We have examined the statements of financial position of **Compañia Minera Pitalla S.A. de C.V.** as of December 31, 2004 and 2003 and related statements of income, changes in shareholders' equity and financial position for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement and that they have been prepared according to generally accepted accounting principles. An audit includes examining, on a test-check basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The company did not determine the relative information and the financial statements do not include the recognition of inflationary effects according with generally accepted accounting principles issued by the Mexican Institute of Public Accountants, which mandate that all the items of the financial statements appear expressed in constant pesos of the last fiscal year reported. Nevertheless, by virtue of the operating and financial structure of the company, as well as the amount and age of the non monetary assets, it is considered that these effects are of minor importance and do not affect substantially the information contained in the financial statements.

In our opinion, the aforementioned financial statements present fairly, in all material aspects, the financial position of **Compañia Minera Pitalla, S.A. de C.V.** as of December 31, 2004 and 2003 and the results of its

operations, changes in shareholders´equity and financial position for the years then ended, in conformity with generally accepted accounting principles.

Salido Encinas y Asociados, S.C.

C.P.C. Sergio Salido Encinas
Partner

Hermosillo, Sonora, May 17, 2005.

Compañía Minera Pitalla, S.A. de C.V.
Balance Sheets
(Canadian Dollars)

	December 31	
	2004	2003
ASSETS		
Current assets		
Cash	50,483	4,855
Accounts Receivable (note 3)	11,903	9,460
Total Current Assets	62,386	14,315
Mineral Properties notes (2-B and 4)		
Mineral Concessions	22,522	23,601
Deferred Exploration Costs	349,280	215,187
	371,802	238,788
TOTAL ASSETS	434,188	253,103
CURRENT LIABILITES AND EQUITY		
Current Liabilities		
Due to related Parties (note 5)	419,098	241,064
Accounts Payable	9,527	5,629
Total Current Liabilities	428,625	246,693
Stockholders' Equity		
Capital Stock (note 6)	6,389	6,894
Accrued Losses	(449)	(3)
Net loss (note 2-E)	(377)	(481)
Total Stockholders' Equity	5,563	6,410
TOTAL CURRENT LIABILITIES AND STOCKHOLDERS' EQUITY	434,188	253,103

Subsequent event- Note 8

The notes attached to the financial statements are an integral part of these statements.

Compañía Minera Pitalla, S.A. de C.V.
Income Statements
(Canadian Dollars)

	Year-Ended	
	Dec 2004	Dec 2003
Financial Cost:		
Financial expenses	(377)	(481)
NET LOSS	$ (377)	(481)

The notes attached to the financial statements are an integral part of these statements.

Compañía Minera Pitalla, S.A. de C.V.
Statements of Changes in Stockholders' Equity
(Canadian Dollars)

	Capital Stock	Retained Income	Net Income	Total Stockholders' Equity
Balance year-end 2002	9,192	--	(4)	9,188
Last year-end results appropriation	--	(4)	4	--
Comprehensive loss year-end 2003(note 2-D)	--	--	(481)	(481)
Exchange rate effect	(2,298)	1	--	(2,297)
Balance year-end 2003	6,894	(3)	(481)	6,410
Last year-end results appropriation	--	(481)	481	--
Comprehensive loss year-end 2004(note 2-D)	--	--	(377)	(377)
Exchange rate effect	(505)	35	--	(470)
Balance Year-End 2004	6,389	(449)	(377)	5,563

The notes attached to the financial statements are an integral part of these statements.

6

Compañía Minera Pitalla, S.A. de C.V.
Statements of Changes in Financial Position
(Canadian Dollars) (Note 2)

	Year-Ended	
	Dec 2004	Dec 2003
Cash flow from operating activities:		
Net loss	(377)	(481)
Changes in non-cash working capital items:		
Increase in accounts receivable	(3,137)	(6,071)
Increase in accounts payable	4,310	1,052
Source (Investment) of funds in net working capital	1,173	(5,019)
Total funds generated by operating activities	796	(5,500)
Cash flows from financing activities:		
Increase in related party debts(note 8)	195,710	176,339
Net cash provided by financing activities:	195,710	176,339
Cash flows from investment activities:		
Mineral Properties	(150,522)	(166,549)
Net cash used in investing activities	(150,522)	(166,549)
Increase (decrease) in cash during the year	45,984	4,290
Cash at the beginning of the year	4,855	753
Exchange rate effect	(356)	(188)
Cash at the end of the Year	$ 50,483	4,855

The notes attached to the financial statements are an integral part of this statement.

Compañía Minera Pitalla, S.A. de C.V.
Notes to Financial Statements
As of December 31, 2004 and 2003
(Canadian Dollars)

1. Company's Business Activity

The company is engaged in the acquisition and exploration of mining properties, chiefly in northwest Mexico, for precious and base metals. The company has generated no revenues from these activities and is still considered to be in the exploration stage.

2.Significant Accounting Policies.

A. Financial Bases

The company did not determine the relative information and the financial statements do not include the recognition of inflationary effects according with generally accepted accounting principles issued by the Mexican Institute of Public Accountants, which dictate that all the items of the financial statements appear expressed in constant pesos of the last fiscal year reported. Therefore, all amounts in financial statements are expressed in historical pesos.

B. Mineral Properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property. If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets an amortized using the unit of production method. When a property is abandoned, all related costs are written off the operations. If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value. A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties and deferred exploration costs do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

C. Income Tax

Income tax is calculated according to D-4 Bulletin of the Instituto Mexicano de Contadores Publicos, A.C., whose main implication is to recognize the effects of the differences between accounting and tax values of the company's assets and liabilities on Income Tax.

Due to the uncertainty regarding the term of future benefits for loss generation, the existence of assets for deferred taxes is not considered for $8,934.

D. Comprehensive loss

The amount of comprehensive loss presented in the statement of changes in stockholders´ equity is a result of the company's total performance during the fiscal year, which would be represented by the net loss reflected in the income statement, plus other items that, according to generally accepted accounting principles, were directly accounted for in stockholders equity. Due to the non-existence of such other items, the comprehensive loss in the statement of changes in stockholders equity equals the net loss reflected in the income statement.

E. Currency Translation

The company is incorporated and active in Mexico and, as such, all local business is carried on in Mexican Pesos. Minera Pitalla has translated these accounts into Canadian Dollars for ease of presentation and future consolidation with the accounts of Pediment Exploration (See "Subsequent Events" – Note 8). Amounts in these statements have been translated into Canadian Dollars using the prevailing exchange rates for 2003 and 2004. For the purpose of these currency translations the following exchange rates were used:

Year	$CAD/Peso Exchange Rate
2003	8.7026
2004	9.3912

3. Accounts Receivable

The accounts receivable balance comprises the following:

		2004	2003
Taxes refundable	$	7,510	5,413
Sundry debtors		4,393	4,047
	$	11,903	9,460

7

4. Mineral Properties

The company's mineral property holdings consist of mineral concessions located in Sonora State and Baja California, Mexico. Descriptions of specific concession groups are as follow:

Caborca Project
The Caborca area project consists of three non-contiguous concessions, namely the Pitalla, Martha and Diana concessions, totalling 667 hectares. The concessions are located within 25 km of the town of Caborca in Sonora State, Mexico, are held 100% by Pitalla and are in good standing.

Las Colinas Project
Las Colinas consists of two concessions, Cirio and Emily, totalling 3,306 hectares. The project is located 40 kilometres SE of La Paz in the state of Baja California Sur, México. The concessions are held 100% by Pitalla and are in good standing.

Texson Project
The Texson project consists of three concessions, namely Texson Fraction 1, 2 and 3. The concessions total 2,919 hectares and are located 150 kilometres northwest of Hermosillo in Sonora State, Mexico. The concessions are held 100% by Pitalla and are in good standing.

Daniel Project
The Daniel project consists of four concessions, Daniel 1, Daniel 2, Daniel 3, and Daniel 4 totalling 2,863 hectares. Daniel is located 40 kilometres northwest of Caborca in Sonora State, Mexico. The concessions are 100% owned by Pitalla and are in good standing.

Mel-Manuel Project
The Mel-Manuel project consists of two non-contiguous concessions, the Mel and Manuel, totalling 1,166 hectares. The project is located 110 kilometres northwest of Caborca in Sonora State, Mexico. The concessions are held 100% by Pitalla and are in good standing.

Valenzuela Project
The Valenzuela project consists of three contiguous concessions, the El Valle, San Martin and San Martin Extension, totalling 400 hectares. The project is located 100 kilometres southeast of Cananea in Sonora State, Mexico. The El Valle concession is 100% held by Pitalla while the San Martin concessions totalling 61 hectares and internal to the El Valle concession are optioned from a third party. The option requires a final payment of US$50,000 which is currently in default. The company plans to finalize the acquisition of the San Martin concessions but there is no guarantee that they will be acquired.

Cochis Project
The Cochis project consists of a single concession, the El Toro, totalling 250 hectares which was staked by the company in July 2004 and remains in good standing. The property is located 70 kilometres northeast of Hermosillo in Sonora State, Mexico.

The balance of the mining properties investments as of December 31, 2004 and 2003 are as follows:

Properties	2004		2003	
	Balance December 31	Additions During the year	Balance December 31	Additions During the year
Caborca Project:				
Mining Concessions	1,424	96	1,433	1,432
Exploration Costs	51,404	30,776	22,260	12,550
	52,828	30,872	23,693	13,982
Las Colinas Project:				
Mining Concessions	5,431	--	5,861	5,861
Exploration Costs	21,516	18,516	3,237	3,237
	26,947	18,516	9,098	9,098
Texson Project:				
Mining Concessions	3,861	--	4,167	--
Exploration Costs	45,966	6,680	42,395	33,795
	49,827	6,680	46,562	33,795
Daniel Project:				
Mining Concessions	6,740	--	7,273	7,273
Exploration Costs	57,683	47,333	11,170	5,146
	64,423	47,333	18,443	12,419
Mel-Manuel Project:				
Mining Concessions	3,602	--	3,887	3,887
Exploration Costs	20,715	17,727	3,225	3,225
	24,317	17,727	7,112	7,112
Valenzuela Project:				
Mining Concessions	908	--	980	--
Exploration Costs	24,430	11,257	14,212	10,738
	25,338	11,257	15,192	10,738
Cochis Project:				
Mining Concessions	556	556	--	--
Exploration Costs	8,436	8,436	--	--
	8,992	8,992	--	--
General expenses	119,130	9,145	118,688	79,405
Total:				
Mining Concessions	22,522	652	23,601	18,453
Exploration Costs	349,280	149,870	215,187	148,096
Total Mineral Properties	371,802	150,522	238,788	166,549

The exploration costs for December 31, 2004 and 2003 comprises as follows:

Concept	2004		2003	
	Investment Amount	Additions	Investment Amount	Additions
Geological services	275,824	116,056	172,409	131,213
Tax on surfaces	25,315	19,827	5,922	5,464
Other taxes	6,735	2,719	4,333	--
Sampling and test	5,577	652	5,315	2,593
Fuel and gas	3,230	846	2,572	591
Travel expenses	10,047	3,806	6,735	1,549
Stationery	2,140	229	2,062	1,598
Miscellaneous	20,412	5,735	15,839	5,088
	349,280	149,870	215,187	148,096

5. Balances with Related Parties (See also note 8)

The balances of accounts payable to related parties as of December 31, 2004 y 2003 are:

	2004	2003
Pediment Exploration LTD	30,000	--
El Dragon Minerals, LLC	288,356	132,350
Alberto Navarro Mayer	57,566	62,122
Martha Elvia Carranza Jiménez	43,176	46,592
	419,098	241,064

Loans from related parties bear no interest and have no set terms of repayment.

6. Stockholders Equity

A. Capital Stock

The capital stock shown on the statement of financial position is represented by nominal and common shares, entirely subscribed and paid for, and its balance is made up as follows:

	2004	2003
600 shares with a par value of one hundred Mexican pesos each, representing the fixed capital stock.	6,389	6,894

B. Tax system applicable

Dividends paid and charged to accumulated income previously taxed with Income Tax (Account of Net Taxable Income) are not subject to be taxed. If dividends are paid and charged to accumulated income not previously taxed, the company shall pay a 30% tax.

In case of a decrease of capital stock, the amount of stockholders equity exceeding the updated contributed capital (Account of Contributed Capital) shall be taxed as if it were a dividend, according to the procedures provided by the income tax law.

As of December 31, 2004, **Compañia Minera Pitalla, S.A. de C.V.** has the following balances:

Account	Amount
Account of Contributed Capital	7,149
Account of Net Taxable Income	--
	7,149

7. Tax Environment

A. Income Tax and Tax on Assets

Pursuant to the tax laws in force, companies must pay income taxes or taxes on assets, whichever is greater.

To determine income taxes, specific rules exist to deduct expenses and recognize the inflationary effects. Such rules differ from generally accepted accounting principles. The applicable income tax rate is 33%.

The Tax on Assets Law sets forth a 1.8% tax on the assets, deducted from some liabilities.

Tax on Assets may offset Income Taxes paid when both are incurred in the same fiscal year. If such Income Tax were greater than such Tax on Assets, a refund request may be done for the inflation updated Tax on Assets paid in the ten previous fiscal years, provided that the Tax on Assets has exceeded the Income Tax in any of such fiscal years.

During 2004, the company did not incur on income tax not having calculation base. Likewise, did not incur Tax on Assets since the regulating law does not require its payment in the beginning fiscal years of operation.

B. Reconciliation between Accounting and Taxable Income

The following is reconciliation between accounting and taxable income:

	Basis For Income Tax
Net loss:	(377)
Non deductible and taxable items:	
Accumulated Inflationary adjustment	7,157
Less: Deductible and non taxable items	
Allowed Amortization	3,166
Other items	38,809
Taxable loss	(35,195)

C. Generated losses subject to amortization

Pursuant to the income taxes law in force, the company have accumulated losses for 133,801 that could be reduced from future incomes, as follows:

Year- end		Amount to be reduced from income	Limit year to apply
2002	$	59,615	2012
2003		37,854	2013
2004		36,332	2014
	$	133,801	

8. Subsequent events

El Dragon Minerals is a Nevada based LLC created, among other things, to invest in Minera Pitalla, S.A. de C.V. Subsequent to year end shareholder's of Pitalla sold their interest in the company to El Dragon for a nominal monetary sum and the extinguishment of all loans owing by Pitalla to El Dragon. As such, loan amounts payable to El Dragon will be reclassified as paid in capital. El Dragon is distributing its 100% interest in Pitalla to its members on a pro-rata basis. El Dragon and its members will then sell their 100% interest in Pitalla to Pediment Exploration Ltd, a NEX board listed company, in return for 5.4 million common shares of Pediment stock, subject to regulatory approval.

Prior to the transactions noted above, accounts payable to Alberto Navarro Mayer and Martha Carranza in the amount of CAD $100,742 were paid on April 18, 2005 from funds advanced by El Dragon Minerals, LLC.

These notes are an integral part of the financial statements of **Compañia Minera Pitalla, S.A. de C.V.**, with figures as of December 31, 2004 and December 31, 2003.

SCHEDULE C

Pediment Financial Statements

PEDIMENT EXPLORATION LTD.

(FORMERLY SKINNY TECHNOLOGIES INC.)

CONSOLIDATED FINANCIAL STATEMENTS

QUARTER ENDED MARCH 31, 2005 AND 2004

Pediment Exploration Ltd.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying un-audited interim financial statements of the company have been prepared by and are the responsibility of the company's management. The company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

"Stewart L. Lockwood"   "James G. Grinnell"
President   Chief Financial Officer

Date: May 26, 2005

PEDIMENT EXPLORATION LTD.

(formerly Skinny Technologies Inc.)

CONSOLIDATED BALANCE SHEETS

		March 31 2005		Sept. 30 2004
ASSETS				
CURRENT ASSETS				
Cash	$	300,095	$	1,753
Amounts receivable and prepaids		66,650		2,838
		366,745		4,591
EQUIPMENT (note 3)		-		12,600
	$	366,745	$	17,191
LIABILITIES				
CURRENT LIABILITIES				
Accounts payable and accrued liabilities	$	198,464	$	318,371
Loans payable (note 4)		0		41,546
Due to related parties (note 6)		0		45,211
		198,464		405,128
Convertible debenture payable (note 5)		409,500		-
SHAREHOLDERS' DEFICIENCY				
SHARE CAPITAL (note 5)		21,091,796		20,824,523
DEFICIT		(21,333,015)		(21,212,460)
		(241,219)		(387,937)
	$	366,745	$	17,191

Going concern (note 1)
Subsequent events (note 12)

APPROVED BY THE DIRECTORS

_____"Bradley T. Aelicks"_____
Director

_____"Stewart Lockwood"_____
Director

PEDIMENT EXPLORATION LTD.
(formerly Skinny Technologies Inc.)
STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE THREE AND SIX MONTHS ENDED March 31

	Three Months 2005	Ended March 31 2004	Six Months 2004	Ended March 31 2004
	Un-audited	Un-audited	Un-audited	Un-audited
EXPENSES				
Legal and audit (note 9(b))	$ 76,342	$ 15,456	$ 78,417	$ 22,886
Consultants and sub-contractors	15,720	90	23,220	1,040
Interest and financing costs	3,482	4,822	7,359	9,584
Transfer agent, listing and filing fees	9,542	9,421	12,669	10,865
Office and administration	912	7,113	1,061	7,310
Amortization	-	1,350	657	2,700
Travel	-	-	-	-
Investor relations and promotion	26,755	-	26,755	-
Less: expense recoveries (note 7)	-	-	-	-
	132,753	38,252	150,158	54,385
Loss before other items	(132,753)	(38,252)	(150,158)	(54,385)
OTHER INCOME (EXPENSES)				
Investment and other income	-	-	-	-
Loss on disposal of subsidiaries	-	-	(416,252)	-
	-	-	(416,252)	-
Loss for the period	(132,752)	(38,252)	(566,410)	(54,385)
Deficit, beginning of the period	(21,200,263)	(21,236,375)	(20,766,605)	(21,220,242)
Deficit , end of the period	$ (21,333,015)	$ (21,274,627)	$ (21,333,015)	$ (21,274,627)
Earnings (loss) per share	$ (0.03)	$ (0.01)*	$ (0.15)	$ (0.02)*
Weighted average number of shares outstanding	34,433,385	3,150,244*	3,814,887	3,150,244*

restated to reflect the share consolidation on a 15 old for 1 new basis (note 1)

PEDIMENT EXPLORATION LTD.
(formerly Skinny Technologies Inc.)
STATEMENTS OF CASH FLOWS
FOR THE THREE AND SIX MONTHS ENDED MARCH 31

	Three Months 2005	Ended March 31 2004	Six Months 2005	Ended March 31 2004
	Un-audited	Un-audited	Un-audited	Un-audited
CASH PROVIDED FORM (USED IN)				
Income (loss) for the period	$ (132,752)	$ (38,252)	$ (566,410)	$ (54,385)
Items not involving cash:				
Amortization	-	1,350	657	2,700
Loss on disposal of subsidiaries, net	-	-	416,252	-
Changes in non-cash working capital:				
Decrease (Increase) in receivables	28,290	(1,392)	(63,812)	(1,204)
Increase (Decrease) in accounts payable	71,072	8,125	(119,907)	17,280
	(33,390)	(30,169)	(333,220)	(35,609)
CASH FLOWS FROM FINANCING ACTIVITIES				
Shares issued for cash	(36,614)		267,273	
Convertible Debenture	-		409,500	
Due to related parties	(43,980)	18,220	(45,211)	18,439
	(80,594)	18,220	(631,562)	18,439
Net increase (decrease) in cash during the year	(113,984)	(11,949)	298,342	(17,170)
Cash, beginning of the period	414,079	10,820	1,753	16,041
Cash, end of the period	$ 300,095	$ (1,129)	$ 300,095	$ (1,129)

PEDIMENT EXPLORATION LTD.

(formerly Skinny Technologies Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended December 31, 2004 and 2003

1.   **GOING CONCERN**

The Company is governed under the Business Corporations Act (British Columbia) and to July 31, 2001, its principal business activities were the acquisition, exploration and development of resource properties. On July 31, 2001, the Company completed the acquisition of 100% of the issued and outstanding shares of PODbook.com Ltd. ("PODbook"), a private company which provided Internet-based print related services using its proprietary SkinnyScript image encoding technology. On January 5, 2005 the Company agreed to the sale of all of its shares in PODbook to Daniel C. Walters, a former President of the Company. The effect of this transaction is reflected in these financial statements. On March 27, 2004, the Company received approval of its shareholders for a consolidation of its share capital on either a 10 old for 1 new basis or on a 15 old for 1 new basis and for a change of name. On September 10, 2004 the Company changed its name to Pediment Exploration Ltd. Effective September 21, 2004, the Company consolidated its capital on a 15 old for 1 new basis and its common shares commenced trading on the TSX Venture Exchange (NEX Board) under the symbol PEZ.H. The Company plans to return to the business of the acquisition, exploration and development of resource properties.

As at March 31, 2005, the Company had working capital of $168,281, which is sufficient to achieve the Company's planned business objectives. The effect of the disposal of PODbook reduced the accumulated deficit of the Company from $21,212,460 as at September 30, 2004 to a non-consolidated deficit of $21,200,263 as at December 31, 2004. These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company's liabilities as they become payable.   These financial statements do not include any adjustments to the carrying value or classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2.   **BASIS OF PRESENTATION**

These interim un-audited financial statements for the six months ended March 31, 2005 should be read in conjunction with the financial statements for the company's most recently completed fiscal year ended September 30, 2004. They do not include all disclosures required in annual financial statements but rather are prepared in accordance with recommendations for interim financial statements in conformity with Canadian generally accepted accounting principles. They have been prepared using the same accounting policies and methods as those used in the September 30, 2004 annual financial statements. Certain of the comparative figures have been reclassified to conform with the current period's presentation.

The preparation of interim financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

PEDIMENT EXPLORATION LTD.

(formerly Skinny Technologies Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three months ended December 31, 2004 and 2003

3. EQUIPMENT

As at March 31	Cost	Accumulated amortization	Loss on disposal	2005 Net book Value
Office equipment	$ 64,036	$ 52,095	(11,943)	$ -
Field equipment	9,000	9,000	-	-
	$ 73,036	$ 60,436		$ -

As at September 30	Cost	Accumulated amortization	2004 Net book Value
Office equipment	$ 64,036	$ 51,438	$ 12,600
Field equipment	9,000	9,000	-
	$ 73,036	$ 60,436	$ 12,600

4. LOANS PAYABLE

The loans payable were to two of the original shareholders of PODbook, one of whom is a former director and former president of the Company. The amounts due were in POBbook and were included with the disposal of the subsidiary.

5. SHARE CAPITAL

(a) Authorized:

100,000,000 common shares without par value

(b) Issued:

	Shares	Amount
Balance, September 30, 2002 and 2003	47,253,672	$ 20,824,523
Issued during the year		
Consolidation of capital on a 15 old for 1 new basis	(44,103,428)	-
Balance, September 30, 2004	3,150,244	$ 20,824,523
Issued during the period	1,235,000	267,273
Balance, March 31, 2005	4,385,244	$ 21,091,796

PEDIMENT EXPLORATION LTD.

(formerly Skinny Technologies Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three months ended December 31, 2004 and 2003

---

5. **SHARE CAPITAL** (continued)

Pursuant to a special resolution passed by shareholders March 27, 2004 and accepted by the TSX Venture Exchange effective on September 21, 2004, the Company consolidated its share capital on a 15 old for 1 new basis.

An aggregate of 6,400,000 shares issued during fiscal 2001 are subject to escrow restrictions, the release of which are subject to regulatory approval. On September 30, 2004, following the consolidation of share capital, an aggregate of 426,666 escrow shares remain outstanding, the release of which remains subject to regulatory approval.

During the period the Company completed a non-brokered private placement consisting of 1,135,000 units at $0.30 per unit, for gross proceeds of $340,500, and a convertible debenture in the amount of $409,500. Each unit consists of one common share and one-half share purchase warrant, with each whole warrant exercisable to acquire one additional common share at a price of $0.35 per share until December 16, 2005. The convertible debenture is convertible into units at a price of $0.30 of principal outstanding until December 31, 2006. Each unit will, on conversion, consist of one common share and one-half share purchase warrant, with each whole warrant exercisable to acquire one additional common share at a price of $0.35 per share until December 31, 2006. Conversion of the debt is subject to the Company becoming a Tier 2 Issuer pursuant to the policies of the TSX Venture Exchange.

A finder's fee of $28,350 and 100,000 units has been paid in connection with the private placement.

(c) Stock options and warrants:

Pursuant to the policies of the Exchange, under the Company's stock option plan, options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant.

	Options	Weighted average exercise price	Warrants	Weighted average exercise price
Outstanding, September 30, 2003	1,913,334	$0.15	-	-
Consolidation of capital, including options on a 15 old for 1 new basis	(1,785,778)	$0.15	-	-
Outstanding, September 30, 2004	127,556	$2.25	-	-
Warrants issued during period			617,500	$0.35
Outstanding, March 31, 2005	26,600	$2.25	617,500	$0.35

Outstanding stock options at March 31, 2005 expire on September 13, 2006. Effective January 31, 2005, 100,956 options were cancelled.

The warrants issued are for a one year term expiring on December 16, 2005.

PEDIMENT EXPLORATION LTD.

(formerly Skinny Technologies Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three months ended December 31, 2004 and 2003

---

5.   SHARE CAPITAL (continued)

    (d)   Shares reserved for issuance:

	Shares
Outstanding at March 31, 2005 (note 5(b))	4,385,244
Convertible debenture (note 5(b))	2,047,500
Warrants (note 5(c))	617,500
Stock options (note 5(c))	26,600
Fully diluted at March 31, 2005	7,076,844

6.   RELATED PARTY TRANSACTIONS

In addition to the loans payable disclosed in note 4, the Company has the following related party transactions and balances:

    (a)   Prior to 2001, the Company received loans from two companies related by virtue of a common director and officer. These loans were repaid during the period, the total at December 31, 2004 was nil. (September 30, 2004 $2,304) and is included in the amounts due to related parties as at September 30, 2004. and 2003.

           As at December 31, 2004, The Company has received loans in the aggregate of $39,335 (at September 30, 2004 - $39,335) from two directors. The loans are payable on demand with interest at the rate of 10% per annum. These loans, plus accrued interest in the amount of $4,579 (September 30, 2004 - $3,506), are included in amounts due to related parties on September 30, 2004 and fully repaid during the quarter ended March 31, 2005.

    (b)   Management believes that legal fees paid or accrued to a law firm in which a director and officer of the Company is a partner are at prevailing commercial rates.

SCHEDULE D

EL Dragon Member Interests, Acquisition Shares and Additional Shares to be Issued

Name of Member	EDM Membership Interest %	Acquisition Shares	Additional Acquisition Shares (if Issued)
Melvin A. Herdrick	28.2464%	1,525,305	706,159
Mark S. Isaacs	18.9827%	1,025,065	474,567
Charles H. Troe	9.8499%	531,895	246,247
David Coffin	8.0476%	434,570	201,190
Eric Coffin	8.0476%	434,570	201,190
Matthew K. H. Hee	6.5144%	351,777	182,860
Shirley Isaacs	1.4683%	79,290	36,708
Jaime Fushille	1.3698%	73,970	34,245
Holly Merrill	1.0488%	56,635	26,220
Michael Fushille	0.6370%	34,398	15,925
Robert McCord	0.3425%	18,495	8,562
Kenneth Cates	0.3992%	21,556	9,980
Daniel Howard	0.2014%	10,875	5,035
Frank Fushille	0.1712%	9,245	4,280
Kenney Earle	0.2568%	13,867	6,420
Glenn Castillo	0.1712%	9,245	4,280
Ernest Pernet	7.4074%	400,000	185,185
Scott Hunter	1.8519%	100,000	46,296
Robert Newton	1.0684%	57,693	26,710
Nelson Martin	0.7123%	38,465	17,808
Roldan Chavez	0.3561%	19,230	8,902
Isabella Fuschille	1.3105%	70,767	32,720
Dr. & Mrs. Fushille	1.5386%	83,085	38,465

SCHEDULE E

Pitalla Material Contracts

1. **Contrato Preparatorio de Preomsa de Compra – Venta (Property Purchase Agreement) by and between Marth Beatriz Encinas Ideco and Pitalla, dated July 13, 2004. IN DEFAULT**

2. **Service Agreement by and between Servicios Jamm Integrales and Alberto Navarro Mayer, dated March 23, 2005._**



CONTRATO PREPARATORIO DE PROMESA DE COMPRA – VENTA

CONTRATO PREPARATORIO DE PROMESA DE COMPRA – VENTA que celebra como prominentes la Señora **MARTHA BEATRIZ ENCINAS ICEDO** y **COMPAÑÍA MINERA PITALLA, S.A. DE C.V.**, representada por el **C. ING. ALBERTO NAVARRO MAYER** el cual sujetan a las siguientes declaraciones y cláusulas:

Declaraciones

1.- Declara la Señora **Martha Beatriz Encinas Icedo**, prominente vendedor, que es la representante legal para la venta de los lotes mineros:

- ➤ **"SAN MARTIN" Exp. 321.1/4-199, Titulo 178127, con una superficie de 42 Hectáreas.**
- ➤ **"SAN MARTIN EXTENSION", Exp. 321.1/4-299, Titulo 182548, con una superficie de 19.15 Hectáreas.**

Los mencionados lotes mineros se encuentran ubicados en el Municipio de Villa Hidalgo, Sonora, en los linderos del Rancho de agostadero llamado LA VALENZUELA.

2.- Declaran ambos prominentes que han decidido libremente celebrar el presente contrato.

Cláusulas

Primera.- La Señora **Martha Beatriz Encinas Icedo**, promete y se obliga a celebrar, otorgar y firmar el contrato de compra – venta a favor de **Compañia Minera Pitalla, S.A. de C.V.**, representada por el **C. Ing. Alberto Navarro Mayer**, prominente comprador, respecto a los lotes mineros señalados en la declaración primera del presente contrato, en un plazo máximo de un mes, contado a partir de la fecha de firma de este contrato, obligándose por su parte el prominente comprador a comprar y adquirir los lotes mineros del presente contrato preparatorio, en la inteligencia de que el prominente vendedor celebra el contrato con el consentimiento de sus representados.

Segunda.- Ambas partes convienen expresamente en que el precio de la operación de compra – venta lo fijarán de común acuerdo, pero que nunca será inferior a la cantidad de **$50,000.00, US Dlls., (CINCUENTA MIL DOLARES AMERICANOS 00/100)**, renunciando el prominente a los beneficios de los artículos 2251, 2252 y demás relativos del Código Civil vigente.

Tercera.- El prominente comprador, acepta y se obliga a pagar por cuenta propia todos los impuestos superficiales semestrales y los pagos diferidos que se adeudan en los lotes mencionados en la primera Declaración en un termino de 18 días que vencen el 31 de Julio del presente año, con la finalidad de liberar dichos lotes de todo gravamen ante las autoridades de la Dirección de Minería.

Cuarta.- El prominente comprador, acepta y se obliga a pagar por su cuenta los gastos de escrituración correspondientes a los lotes referidos, así como los impuestos del IVA e ISR que se generen al momento de celebrarse el contrato de compra – venta prometido.

Quinta.- El prominente vendedor se obliga a pagar por cuenta propia todos los gastos generados por la legalización de cesión de derechos, cálculo de impuesto y todos los trámites ante la Dirección de Minería, en el caso de que no existieran.

Sexta.- Se conviene expresamente entre las partes, que todos lo pagos pactado en este contrato, como son el pago de impuestos superficiales semestrales y pago diferidos que se adeudan ante la

Dirección de Minería por parte del prominente vendedor, estos serán cubiertos por el prominente comprador, dándole esto el derecho único a la Compra-Venta, no pudiendo el prominente vendedor llevar a cabo ninguna negociación con Compañía y Persona Física alguna, sin que el prominente vendedor reponga todos los gastos efectuados con anterioridad por el prominente comprador.

Séptima.- Se conviene expresamente entre las partes en que de no celebrarse, firmarse y otorgarse el contrato de compra – venta prometido, en la fecha señalada en la cláusula primera, o sea máximo de seis meses a partir de la firma y celebración del contrato preparatorio, quedarán sin efecto tanto el contrato preparatorio como el contrato de compra – venta prometido, no teniendo derecho ninguno de los prominentes al pago de indemnización de ninguna naturaleza.

Octava.- Se conviene expresamente entre las partes, en que el presente contrato sólo da origen a obligaciones de hacer, en los términos de lo dispuesto por el artículo 2245 del Código Civil.

Novena.- Se conviene expresamente entre las partes, que aunque la cosa pase a tercero adquiriente de buena fe por cualquier título o causa, el prominente comprador no tendrá derecho al pago de daños y perjuicios ni a ninguna otra prestación o derecho, renunciando expresamente al beneficio que le concede el artículo 2247 y demás relativos del Código Civil.

Esta es una ampliación al contrato firmado el dia 09 de Noviembre del 2002, debido a que los trámites legales y Gubernamentales de cesión de derechos llevados a cabo actualmente no han concluido y debido a que dichos tramites son ajenos a Compañía Minera Pitalla, S.A. de C.V., es necesario hacer esta ampliación.

Celebrado en Hermosillo, Sonora, México, a los 14 días del mes de Julio del año del 2004.

Prominente Vendedor

Martha Beatriz Encinas Icedo

Prominente Comprador

Compañía Minera Pitalla, S.A. de C.V.
Ing. Alberto Navarro Mayer
Representante Legal.

Testigo

C. Melvin Allen Herdrick

Testigo

C.P. Martha Elvia Carranza Jiménez.

JAMM SERVICE AGREEMENT (SPANISH)

PRIMERO QUE CONTIENE: CONTRATO DE PRESTACIÓN DE SERVICIOS ADMINISTRATIVOS Y CONTABLES, OTORGADO POR "COMPAÑIA MINERA PITALLA" SA DE CV, REPRESENTADA POR EL INGENIERO ALBERTO NAVARRO MAYER, COMO "LA EMPRESA" Y "SERVICIOS JAMM INTEGRALES" SC, REPRESENTADA POR LA CONTADORA MARTHA ELVIA CARRANZA JIMENEZ, COMO "PRESTADORA".

ESCRITURA PÚBLICA NUM.: 11,570   VOLUMEN: 214

FECHA DE OTORGAMIENTO: 23 DE MARZO DEL 2005.
FECHA DE TESTIMONIO: 23 DE MARZO DEL 2005.

Lic. Juan Carbajal Hernández
NOTARIO PUBLICO Nº 91
Hermosillo, Sonora.



- - - ESCRITURA PÚBLICA NUMERO ONCE MIL QUINIENTOS SETENTA.

- - - VOLUMEN NÚMERO DOSCIENTOS CATORCE.- - - - - - - - - - - - - - - - - - -

- - - En la Ciudad de Hermosillo, Sonora, México, a los veintitrés días del mes de Marzo del año Dos Mil Cinco, ante mí Licenciado **JUAN CARBAJAL HERNANDEZ**, Notario Público número noventa y uno, con ejercicio y residencia en esta demarcación notarial.- -

- - - C O M P A R E C I E R O N: Por una parte la empresa "COMPAÑÍA MINERA PITALLA", SA DE CV; representada en este acto por el Ingeniero **ALBERTO NAVARRO MAYER**, personalidad que acredita mediante el documento notarial que mas adelante quedará descrito y a quien en el curso de este instrumento se denominará **"LA EMPRESA".**- -

- - - Por una segunda parte **"SERVICIOS JAMM INTEGRALES", SC,** representada en este acto por la Contadora Pública **MARTHA ELVIA CARRANZA JIMENEZ,** lo que acredita con el documento notarial que mas adelante quedará descrito y a quien en el curso del presente contrato se denominará como **"PRESTADORA".**- -

- - - Los comparecientes son de mi personal conocimiento, aptos y hábiles, en mi concepto, para contratar y obligarse, de todo lo cuál doy fe y,- - - - - - - - - - - - - - - -

- - - D I J E R O N: Que vienen a celebrar un contrato de Prestación de Servicios Administrativos y Contables, al tenor de las siguientes declaraciones y cláusulas:-

- - - - - - - - - - - - - - - - - - - D E C L A R A C I O N E S - - - - - - - - - - - - - - - - - - -

- - - I.- Manifiesta **"SERVICIOS JAMM INTEGRALES", SC,** que es una sociedad dedicada a la prestación de servicios profesionales en materia administrativa, laboral, fiscal, contable y organizacional y que cuenta, entre sus miembros, a personas con la capacidad, la experiencia y entrenamiento necesarios para prestar ese tipo de servicios, especialmente para aquellas empresas que están iniciando actividades o bien que quieren incursionar en otras áreas y que requieren transitar con un apoyo multidisciplinario que les permita operar satisfactoriamente en tanto cuentan con el personal necesario para asumir en forma directa parte o la totalidad de sus operaciones.- - - - - - - - - - - - - - - - - - - -

- - -II.- Manifiesta **"COMPAÑÍA MINERA PITALLA", SA DE CV** que desea encomendar a **"SERVICIOS JAMM INTEGRALES", SC** la administración y operación de sus oficinas en esta ciudad, a efecto de que **"LA PRESTADORA"** asuma la responsabilidad de contratar el espacio necesario para el establecimiento de oficinas, así como al personal que habrá de laborar en las mismas y en las demás instalaciones que establezca **"COMPAÑÍA MINERA PITALLA", SA DE CV** dentro de la República Mexicana, incluyendo los técnicos, los profesionales y los operarios que se requieran, así como el pago de los servicios y de los insumos que sean necesarios, llevando la contabilidad y el control necesarios, formulando las declaraciones parciales y anuales de impuestos y en general atender todas las áreas operativas y administrativas de dicha

COTEJADO

empresa.- -
- - - - - - - - - - - - - - - - - -C L A U S U L A S- - - - - - - - - - - - - - - - - - - -
- - - PRIMERA.- "COMPAÑÍA MINERA PITALLA", SA DE CV, encomienda a "SERVICIOS JAMM INTEGRALES", SC, la organización de un sistema y una estructura para operar la administración de la primera en la República Mexicana, para lo cual "LA PRESTADORA DE SERVICIOS" deberá: - - - - - - - - - - - - - - -
- - - a).- Disponer del personal necesario para atender la operación de "COMPAÑÍA MINERA PITALLA", SA DE CV, llevando la contabilidad de la misma, incluyendo todos los aspectos fiscales y laborales, así como el registro y control de personal y el pago de las cuotas correspondientes al Instituto Mexicano del Seguro Social, INFONAVIT, atendiendo cualquier incidencia suscitada con motivo del cumplimiento de estas obligaciones.- -
- - - b).- Atender todos los aspectos jurídicos relacionados con la operación de la "COMPAÑÍA MINERA PITALLA", SA DE CV, incluso en materia laboral, así como tramitar y obtener los permisos y autorizaciones necesarios para la operación de la empresa en toda la República Mexicana.- - - - - - - - - - - - - - - - - -
- - - c).- Operar el pago de la nómina del personal administrativo y de los operarios que laboren para la empresa "COMPAÑÍA MINERA PITALLA", SA DE CV, llevando el control de asistencias y demás incidencias laborales, en los términos autorizados por la Ley Federal del Trabajo y las disposiciones legales y reglamentarias aplicables.- -
- - - SEGUNDA.- "SERVICIOS JAMM INTEGRALES", SC acepta asumir el desempeño de los servicios que se enumeran en la cláusula anterior, conviniendo ambas partes como honorarios por dichos servicios, el pago de una cantidad equivalente al 3% (tres porciento) de la totalidad de los gastos que se efectúen por la operación y administración de tales servicios, incluyendo los sueldos y honorarios, alquileres y cuotas que deban cubrirse a terceros y al propio personal administrativo de la "PRESTADORA DE SERVICIOS". A dicha cuota se le adicionará el pago del IVA (Impuesto al Valor Agregado) correspondiente y se deberá enterar a la "PRESTADORA DE SERVICIOS" sin necesidad de requerimiento o cobro previo, cada quincena y a mas tardar en la quincena siguiente a aquella en que se han causado.- -
- - - TERCERA.- Serán por cuenta y a cargo de "COMPAÑÍA MINERA PITALLA", SA DE CV el pago de la totalidad de los gastos y erogaciones efectuados con motivo de los conceptos enumerados en la cláusula primera, incluyendo aquellos que deba cubrir la "PRESTADORA DE SERVICIOS" a su personal para administrar y operar las labores antes mencionadas.- - - - - - - - - - - - - - - - - -
- - - CUARTA.- Con motivo de la celebración de este contrato "COMPAÑÍA MINERA PITALLA", SA DE CV tendrá las siguientes obligaciones:- - - - - - - - - -
- - - a).- Indicar a la "PRESTADORA DE SERVICIOS" las políticas generales a las que se encuentran sujetas sus operaciones, especificando los objetivos de



COTEJADO

Lic. Juán Carbajal Hernández
NOTARIO PUBLICO Nº 91
Hermosillo, Sonora.



mediano y largo plazo así como las metas que se proponga cumplir y el término que se ha fijado para obtenerlas.- -

- - - b).- Informar a la **"PRESTADORA DE SERVICIOS"** los planes y programas que desea llevar a cabo en la República Mexicana, en los establecimientos que establecerá y operará dentro del país y el personal que desea contratar especificando su nivel, la experiencia y capacidad que requiere del mismo.- - - - - -

- - - c).- Instruir a la **"PRESTADORA"** sobre el personal que debe contratar, especificando nivel profesional, experiencia requerida, habilidades específicas y sueldo y prestaciones.- -

- - - d).- Proporcionar a la **"PRESTADORA"** los recursos necesarios para pagar sueldos y prestaciones al personal contratado, así como para liquidar las cuotas de seguridad social al IMSS (Instituto Mexicano del Seguro Social) y al INFONAVIT.(Instituto del Fondo Nacional de la Vivienda para los Trabajadores).- -

- - -e).- Proporcionar a la **"PRESTADORA"** los recursos necesarios para cubrir los gastos de operación: sueldos, compensaciones, teléfono, agua, luz, impuestos alquileres y cualquier otra erogación que se origine con motivo de la operación de las oficinas de la PRESTADORA destinadas al servicio de **"COMPAÑÍA MINERA PITALLA", SA DE CV.**- -

- - - QUINTA.- El cumplimiento de los pagos a que se refiere la cláusula anterior, a cargo de **"COMPAÑÍA MINERA PITALLA", SA DE CV,** cuando se trate de prestaciones periódicas que se tengan convenidas, deberá realizarse a mas tardar 15 (quince) días antes del plazo establecido para su pago.- - - - - - - - - - - - - - - -

- - - SEXTA.-La **"PRESTADORA"** se obliga a cumplir las obligaciones a su cargo con estricto apego a las disposiciones legales aplicables, poniendo a disposición de la **"COMPAÑÍA MINERA PITALLA", SA DE CV** sus registros contables y administrativos, a efecto de que dicha empresa verifique el destino y disposición de los recursos aportados y la veracidad de los informes que le rinda la **"PRESTADORA".**- -

- - - SEPTIMA.- Además de la obligación a que se refiere la cláusula anterior, la **"PRESTADORA"** deberá rendir a **"COMPAÑÍA MINERA PITALLA", SA DE CV** un informe mensual sobre las actividades realizadas especificando el porcentaje alcanzado en el cumplimiento de las metas propuestas y el avance que se pretenda lograr durante el próximo mes.- Dichos informes deberán presentarse a mas tardar durante los primeros siete días posteriores del mes al que correspondan.- - - - - - - - - - - - :- -

- - - OCTAVA.- Las partes convendrán, en los anexos técnicos que suscriban, de común acuerdo, las cuestiones no especificadas en el presente contrato, a efecto de puntualizar el cumplimiento de las obligaciones contraídas en el mismo. Dichos anexos técnicos se considerarán como parte integrante de este instrumento y serán de carácter obligatorio para ambas partes.- -

- - - NOVENA.- Las partes señalan como domicilio convencional para oír y recibir notificaciones, intercambiar comunicados y para cumplir con las obligaciones contraídas en este contrato, el siguiente:- -

- - - "SERVICIOS JAMM INTEGRALES", SC ubicada en Rincón de la Herradura número 15-A (quince a), Colonia Villa Satélite, código postal 83200 (ochenta y tres mil doscientos), de esta ciudad.- -

- - - "COMPAÑÍA MINERA PITALLA", SA DE CV ubicada en Rincón de la Herradura número 15-A (quince guión a), Colonia Villa Satélite, código postal 83200 (ochenta y tres mil doscientos), de esta ciudad.- - - - - - - - - - - - - - - - - - - -

- - - - - - - - - - - - - - - - - - P E R S O N A L I D A D -

- - - El señor **ALBERTO NAVARRO MAYER**, acredita su calidad de representante legal de la empresa **"COMPAÑÍA MINERA PITALLA" SA DE CV**, mediante escritura pública número 10,377 (diez mil trescientos setenta y siete), volumen 200 (doscientos), de fecha 13 (trece) de agosto del 2002 (dos mil dos), pasada ante la fe del suscrito notario, e inscrita en el Registro Público de la Propiedad y de Comercio bajo el número 22,330 (veintidós mil trescientos treinta), volumen 753 (setecientos cincuenta y tres), de la sección Comercio, Libro Uno, de fecha 27 (veintisiete) de agosto del 2002 (dos mil dos), misma que doy fe tener a la vista y de la cual se desprende que con esa fecha se constituyó la Sociedad Mercantil denominada "COMPAÑÍA MINERA PITALLA" SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE, con capital de $60,000.00 (sesenta mil pesos 00/100) y cuya acta constitutiva, es del tenor literal siguiente:...... COMPARECIERON.... ALBERTO NAVARRO MAYER, MARTHA ELVIA CARRANZA JIMENEZ y MELVIN ALLEN HERDRICK... el primero mexicano, con domicilio en Alfredo Eguiarte número 17 (diecisiete) entre avenida Juárez y calle Uno colonia Bugambilias en esta ciudad... MARTHA ELVIA CARRANZA JIMENEZ ... mexicana.... con domicilio en calle Fronteras número 191 (ciento noventa y uno) Oriente, de la colonia Cinco de Mayo de esta ciudad.... MELVIN ALLEN HERDRICK.... Estadounidense... con domicilio en la ciudad de Tyrone, Nuevo México, 106 Tenorite... PRIMERO: El nombre de la sociedad es **"COMPAÑÍA MINERA PITALLA"**, dicha denominación irá siempre seguida de las palabras "SOCIEDAD ANONIMA DE CAPITAL VARIABLE", o de sus abreviaturas "S.A. DE C.V.,".... SEGUNDO: El domicilio de la sociedad será la ciudad de Hermosillo, Sonora, México, pero podrá establecer oficinas, sucursales o agencias en cualquier lugar de la República Mexicana o del Extranjero, sin que por ello se entienda cambiado el domicilio.... TERCERO: La duración de la sociedad será de noventa y nueve años.... CUARTO: El objeto de la Sociedad será: ---1.- La exploración, evaluación y explotación de fundos mineros conforme a los sistemas mas adecuados para obtener los mejores resultados posibles y el tramite y obtención de concesiones mineras. --- 2.- El establecimiento y operación de plantas de beneficio y concentración de minerales a fin de facilitar su transporte y comercialización. ---3.- La compra, venta, importación y exportación de minerales, concentrados y sus derivados...... QUINTO: En los términos del artículo



COTEJADO

Lic. Juán Carbajal Hernández
NOTARIO PUBLICO Nº 91
Hermosillo, Sonora.



Lic. Juan Carbajal Hernandez TITULAR DE LA NOTARIA PUBLICA NUMERO 91 Hermosillo, Sonora, México.

30 (treinta) del Reglamento de la Ley para Promover la Inversión Mexicana y Regular la Inversión Extranjera, se conviene con la Secretaria de Relaciones Exteriores por los socios actuales y los socios que el futuro pueda tener de origen extranjero, en que estos no invocaran la protección de su gobierno respecto de los derechos que les correspondan sobre la sociedad, so pena, en caso de faltar a este convenio, de perder el beneficio de la nación Mexicana dichos derechos.... DÉCIMA TERCERA: La administración de la sociedad quedará encomendada a un Administrador Único ó a un Consejo de Administración que estará integrado por un Presidente, un Secretario, un Tesorero y Vocales que designe la asamblea. Las facultades conferidas al Consejo de Administración serán ejercidas por conducto de su Presidente... DÉCIMA CUARTA: El Administrador Único o el Consejo de Administración, en su caso, tendrán a su cargo los negocios de la sociedad y llevarán a cabo las operaciones, actos y contratos que se relacionen con el objeto de la misma, representando a ésta ante toda clase de autoridades administrativas y judiciales, y ante toda clase de personas, con las facultades de un apoderado general para pleitos y cobranzas, actos de administración y de riguroso dominio, con las siguientes atribuciones y facultades: ---a).- Poder General para Pleitos y Cobranzas, con todas las facultades generales y especiales que requieran cláusula especial de acuerdo con la Ley, que se le confieren sin limitación alguna de conformidad con lo establecido en el párrafo primero del Artículo 2831 (dos mil ochocientos treinta y uno) del Código Civil vigente en el Estado de Sonora y párrafo primero del Artículo 2554 (dos mil quinientos cincuenta y cuatro) del Código Civil para el Distrito Federal y sus correlativos de los demás Códigos Civiles de los Estados.- En forma enunciativa y no limitativa el apoderado podrá: I.- Promover y desistirse de toda clase de acciones, recursos, juicios y procedimientos, aún el de amparo.- II.- Transigir.- III.- Articular y absolver posiciones.- IV.- Comprometer en árbitros.- V.- Recusar.- VI.- Recibir pagos.- VII.- Formular y ratificar denuncias y querellas del Orden Penal y desistirse de ellas; otorgar el perdón en su caso y constituirse en coadyuvante del Ministerio Público.- VIII.- Interponer juicios de amparo y desistirse de ellos.- IX.- Exigir a nombre de la sociedad poderdante el cumplimiento de las obligaciones contraídas por terceros.- X.- Ejercitar el poder ante particulares y ante toda clase de autoridades federales, estatales, municipales, administrativas, judiciales, o del trabajo, Juntas de Conciliación y Arbitraje, etcétera. --- b).- Tendrá Poder General para Actos de Administración en términos de lo dispuesto por el Artículo Décimo Primero de la Ley Federal del Trabajo, segundo párrafo del Artículo 2831 (dos mil ochocientos treinta y uno) del Código Civil vigente en el Estado de Sonora, segundo párrafo del Artículo 2554 (dos mil quinientos cincuenta y cuatro) del Código Civil del Distrito Federal y sus correlativos de los Códigos Civiles de los Estados de la República Mexicana.- En general tendrá facultades para realizar cualquier acto de administración sea cual fuere su nombre, por lo que representará a la sociedad

COTEJADO

poderdante ante toda clase de personas, Autoridades, Organismos, Instituciones de Crédito, Organismos Descentralizados, etcétera.- Podrá nombrar y remover libremente a los funcionarios y empleados de la sociedad, otorgar, ampliar o limitar sus facultades, fijar sus emolumentos y determinar la garantía personal que deban otorgar para caucionar el fiel cumplimiento de sus obligaciones.- Para establecer sucursales y agencias de la sociedad y suprimirlas.- Llevar a cabo cualquier otro acto que deba ejecutarse.- Todas las demás que le confieren las Leyes del País y estos estatutos que no estén reservadas expresamente a la asamblea de Accionistas.- En materia laboral podrá ser ejercitado este mandato ante las Autoridades del Trabajo y servicios sociales que se señalan en el Artículo 523 (quinientos veintitrés) de la Ley Federal del Trabajo; confiriéndose al representante social, las facultades más amplias que en derecho procedan para intervenir en representación de la sociedad poderdante en la Audiencia de Conciliación a que se alude el Artículo 876 (ochocientos setenta y seis) de la Ley Federal del Trabajo, con facultades para proponer arreglos conciliatorios, para formar decisiones y para suscribir convenios en términos del invocado dispositivo legal. En caso necesario podrá intervenir con las facultades más amplias en la etapa de demanda y excepciones a que se alude el Artículo 878 (ochocientos setenta y ocho) de la Ley Federal del Trabajo, aclarándose que la nombrada podrá intervenir tanto en la Etapa de Conciliación como ante las Juntas de Conciliación y Arbitraje.- Igualmente podrá desahogar la confesional a cargo de la sociedad en términos de lo dispuesto por el Artículo 786 (setecientos ochenta y seis) de la Ley Federal del Trabajo; señalar domicilios para recibir notificaciones en términos de lo dispuesto por el Artículo 866 (ochocientos sesenta y seis) de la Ley Federal del Trabajo y, en general actuar con calidad de administrador de la empresa dentro de toda clase de juicios de trabajo que se tramiten ante alguna de las autoridades a que se refiere el Artículo 523 (quinientos veintitrés) de la Ley Federal del Trabajo. Poder General para llevar a cabo actos de rescisión en términos de lo dispuesto por los Artículos 46 (cuarenta y seis) y 47 (cuarenta y siete) de la Ley Federal del Trabajo. ---c).- Poder General para Actos de Dominio en los más amplios términos del párrafo tercero del Artículo 2831 (dos mil ochocientos treinta y uno) del Código Civil vigente de Sonora y sus correlativos el 2554 (dos mil quinientos cincuenta y cuatro) del Código Civil para el Distrito Federal y los artículos relativos de los Códigos Civiles de las Entidades Federativas de la República Mexicana, actos como vender, donar, gravar, pignorar, hipotecar, ceder, dar en prenda, etcétera, los bienes de la sociedad; librar, avalar, suscribir, endosar y librar títulos de crédito en los términos del Artículo Noveno de la Ley General de Títulos y Operaciones de Crédito, tomar dinero en préstamos, dar fianzas, comprar a plazo.- Proponer a los accionistas las resoluciones que juzgue pertinentes ó provechosas a los ingresos, utilidades ó pérdidas de la sociedad.- Sugerir planes que deban seguir los accionistas en los negocios de la sociedad,



Lic. J
H
TITULA
PUBLI
Her

COTEJADO

Lic. Juán Carbajal Hernández
NOTARIO PUBLICO Nº 91
Hermosillo, Sonora.



principalmente respecto de la compra-venta, arrendamiento, gravámenes, hipotecas, concesiones, franquicias, obtención de préstamos, así como los demás actos tendientes a lograr los fines la sociedad y de toda sus propiedades, vigilando el cumplimiento de toda clase de contratos y convenios que tengan por objeto lograr fines de la sociedad. --- d).- Realizar y celebrar cualquier tipo de actos, contratos y operaciones de crédito, pero en asuntos estrictamente relacionados con la sociedad, tales como librar, aceptar, suscribir, girar, endosar, avalar y descontar títulos de crédito, etcétera, incluyendo cheques. ---e).- Facultades para conferir poderes generales y especiales, mandatos judiciales o facultades administrativas, y revocar en cualquier tiempo tales poderes; así como para sustituir o delegar en cualquier persona, sea o no accionista, las facultades que le son conferidas, reservándose su ejercicio. ---f).- Nombrar y remover libremente a los gerentes, apoderados generales, especiales y demás funcionarios y empleados de la compañía, estableciendo o modificando sus facultades, fijar sus emolumentos y determinar la garantía personal que deban otorgar para garantizar el fiel cumplimiento de sus obligaciones. ---g).- Delegar facultades para ejecución de actos o contratos en favor de cualquier gerente, funcionario, apoderado o persona diversa. ---h).- Por último, tendrán todas las demás facultades que les confieren las Leyes del País y la presente escritura constitutiva, siempre que no estén reservadas expresamente a la Asamblea General de Accionistas..... TRANSITORIOS.... SEGUNDO.- Por acuerdo unánime se nombra como Administrador Único de la Sociedad al señor **ALBERTO NAVARRO MAYER**, quien estando presente acepta el cargo conferido, protestando su fiel y legal desempeño....- -
- - - -La señorita **MARTHA ELVIA CARRANZA JIMENEZ**, acredita su carácter de apoderado general de la empresa **"SERVICIOS JAMM INTEGRALES" SC**, mediante escritura pública número 11,567 (once mil quinientos sesenta y siete), volumen 213 (doscientos trece), de fecha 17 (diecisiete) de marzo del 2005 (dos mil cinco), pasada ante la fe del suscrito notario, misma que doy fe tener a la vista y que en su parte conducente es del tenor literal siguiente: "COMPARECIO: El señor ALBERTO NAVARRO MAYER en representación de la sociedad denominada "SERVICIOS JAMM INTEGRALES", SOCIEDAD CIVIL... mexicano... con domicilio en Alfredo Eguiarte número 17 (diecisiete), de la colonia Bugambilias, de la ciudad de Hermosillo, Sonora... PRIMERA.- El señor Ingeniero ALBERTO NAVARRO MAYER, en representación de "SERVICIOS JAMM INTEGRALES", SOCIEDAD CIVIL, otorga a la señora MARTHA ELVIA CARRANZA JIMENEZ, un PODER GENERAL PARA PLEITOS Y COBRANZAS Y ACTOS DE ADMINISTRACIÓN, en los términos y con todas las facultades generales y las especiales que requieran cláusula especial conforme a la Ley, en los más amplios términos del contenido de los dos primeros párrafos del artículo 2831 (dos mil ochocientos treinta y uno) del Código Civil para el Estado de Sonora

Lic. Juan Carbajal Hernández
NOTARIO PUBLICO Nº 91
Hermosillo, Sonora.



manifestaron bajo protesta de decir verdad, que no tienen adeudos pendientes por este concepto, sin acreditarlo.- -
- - - - - - - - - - - - - - - - - - G E N E R A L E S -
- - - ALBERTO NAVARRO MAYER, mexicano, mayor de edad, casado bajo el régimen de sociedad legal, originario de Cananea, Sonora, donde nació el 04 (cuatro) de Marzo de 1954 (mil novecientos cincuenta y cuatro); con domicilio en avenida Alfredo Eguiarte número 17 (diecisiete) entre avenida Juárez y calle Uno colonia Bugambilias de la ciudad de Hermosillo, Sonora.- - - - - - - - - - - - - - - - - -
- - - MARTHA ELVIA CARRANZA JIMENEZ, mexicana, mayor de edad, soltera, originaria de la Fabrica de los Ángeles, Sonora, donde nació el 07 (siete), de Julio de 1953 (mil novecientos cincuenta y tres), y con domicilio en la calle Fronteras número 191 (ciento noventa y uno) Oriente, de la colonia Cinco de Mayo de esta ciudad.- -
- - - L E I D A que fue la presente escritura por los comparecientes y otorgantes y enterados del valor, fuerza y alcance legal de su contenido, se manifestaron conformes con sus términos ratificándola y firmándola por ante mí.- DOY FE.- - - -
- - - ALBERTO NAVARRO MAYER.- REPRESENTANTE DE "COMPAÑÍA MINERA PITALLA", SA DE CV.- MARTHA ELVIA CARRANZA JIMENEZ.- REPRESENTANTE DE "SERVICIOS JAMM INTEGRALES", SC.- LIC. JUAN CARBAJAL HERNANDEZ.- NOTARIO PÚBLICO 91.- FIRMADOS.- SELLO NOTARIAL. -
- - - En la Ciudad de Hermosillo, Sonora, México, a los veintitrés días del mes de Marzo del año Dos Mil Cinco, procedo a autorizar la presente escritura, una vez que se verifico que cumple con las menciones y requisitos exigidos por la Ley.- DOY FE.- LIC. JUAN CARBAJAL HERNANDEZ.- NOTARIO PUBLICO NUMERO NOVENTA Y UNO.- FIRMADO.- SELLO NOTARIAL.- -
- - - SACOSE DE SU MATRIZ ESTE PRIMER TESTIMONIO PARA USO DE LA PARTE INTERESADA, VA EN ESTAS CINCO FOJAS ÚTILES, SELLADAS Y COTEJADAS Y CONCUERDAN FIELMENTE CON SUS ORIGINALES.- DOY FE.- HERMOSILLO, SONORA, MÉXICO, A LOS VEINTITRES DÍAS DEL MES DE MARZO DEL AÑO DOS MIL CINCO.- DOY FE.- - - - - - - - - - - - - - - - - - - -



LIC. JUAN CARBAJAL HERNANDEZ
NOTARIO PÚBLICO No. 91.

COTEJADO

SCHEDULE F

Pediment Material Contracts

INTENTIONALLY BLANK

SCHEDULE G

Permitted Encumbrances

[INTENTIONALLY BLANK]

SCHEDULE H

Properties of Pitalla

Pitalla's mineral property holdings consist of mineral concessions located in Sonora State and Baja California, Mexico. Descriptions of specific concession groups are as follows:

Caborca Project

The Caborca area project consists of three non-contiguous concessions, namely the Pitalla, Martha and Diana concessions, totalling 667 hectares. The concessions are located within 25 km of the town of Caborca in Sonora State, Mexico, are held 100% by Pitalla and are in good standing.

Las Colinas Project

Las Colinas consists of two concessions, Cirio and Emily, totalling 3,306 hectares. The project is located 40 kilometres SE of La Paz in the state of Baja California Sur, México. The concessions are held 100% by Pitalla and are in good standing.

Texson Project

The Texson project consists of three concessions, namely Texson Fraction 1, 2 and 3. The concessions total 2,919 hectares and are located 150 kilometres northwest of Hermosillo in Sonora State, Mexico. The concessions are held 100% by Pitalla and are in good standing.

Daniel Project

The Daniel project consists of four concessions, Daniel 1, Daniel 2, Daniel 3, and Daniel 4 totalling 2,863 hectares. Daniel is located 40 kilometres northwest of Caborca in Sonora State, Mexico. The concessions are 100% owned by Pitalla and are in good standing.

Mel-Manuel Project

The Mel-Manuel project consists of two non-contiguous concessions, the Mel and Manuel, totalling 1,166 hectares. The project is located 110 kilometres northwest of Caborca in Sonora State, Mexico. The concessions are held 100% by Pitalla and are in good standing.

Valenzuela Project

The Valenzuela project consists of three contiguous concessions, the El Valle, San Martin and San Martin Extension, totalling 400 hectares. The project is located 100 kilometres southeast of Cananea in Sonora State, Mexico. The El Valle concession is 100% held by Pitalla while the San Martin concessions totalling 61 hectares and internal to the El Valle concession are optioned from a third party. The option requires a final payment of US$50,000 which is currently in default. The company plans to finalize the acquisition of the San Martin concessions but there is no guarantee that they will be acquired.

Cochis Project

The Cochis project consists of a single concession, the El Toro, totalling 250 hectares which was staked by the company in July 2004 and remains in good standing. The property is located 70 kilometres northeast of Hermosillo in Sonora State, Mexico.

PITALLA CONCESSIONS AND PROPERTY TAXES PAID AT JANUARY 2005

Cía. Minera Pitalla, S. A. de C. V.

Concesiones Mineras

Pago de derechos sobre minería del 1er Semestre de 2005

Nombre del Lote	*Mpio*	*No. de Exp.*	*No. de Título*	*Tipo de Concesión*	*Fecha de Titulación*	*Superficie*	*PAGO DE DERECHOS 2005*	
							1er Sem	*2do Sem*
Proyecto								
SAN MARTIN	Villa Hidalgo, Son.	321.1/4/199	178127	**EXPLOTACION**	11-Jul-86	42.0000	3,708	0
SAN MARTIN EXTENSIÓN	Villa Hidalgo, Son.	321.1/4/299	182548	**EXPLOTACION**	27-Jul-88	19.1500	1,691	0
TEXSON FRACC 1	Trincheras, Sonora	82/28028	218568	**Exploración**	22-Nov-02	2,901.2317	17,436	0
TEXSON FRACC 2	Trincheras, Sonora	82/28028	218569	**Exploración**	22-Nov-02	8.8749	53	0
TEXSON FRACC 3	Trincheras, Sonora	82/28028	218570	**Exploración**	22-Nov-02	8.7704	53	0
EL VALLE	Villa Hidalgo, Son.	82/28034	218671	**Exploración**	03-Dic-02	338.8500	2,036	0
PITALLA	Caborca, Son.	82/28038	218703	**Exploración**	10-Ene-03	210.0000	1,262	0
DANIEL	Caborca, Son.	82/28070	218853	**Exploración**	22-Ene-03	9.0000	54	0
DIANA	Caborca, Son.	82/28071	218854	**Exploración**	22-Ene-03	56.0000	337	0
DANIEL 1	Caborca, Son.	82/28180	218819	**Exploración**	21-Ene-03	561.0000	3,372	0
MARTHA	Caborca, Son.	82/28391	219816	**Exploración**	01-Abr-03	371.0000	2,230	0
MEL	Puerto Peñasco, Son	82/28410	219817	**Exploración**	16-Abr-03	20.0000	120	0
MANUEL	Puerto Peñasco, Son	82/28417	219913	**Exploración**	07-May-03	1,146.3623	6,890	0
DANIEL 3	Caborca, Son.	82/28547	220708	**Exploración**	30-Sep-03	594.0942	3,571	0
DANIEL 4	Caborca, Son.	82/28553	220710	**Exploración**	30-Sep-03	1,658.4628	9,967	0
CIRIO	La Paz, B.C.S.	100/410	221072	**Exploración**	19-Nov-03	2,789.9356	16,768	0
EMILY	La Paz, B.C.S.	100/412	221074	**Exploración**	19-Nov-03	518.2385	3,115	0
EL TORO	Ures, Son.	82/28897	222584	**Exploración**	23-Jul-04	206.3540	417	0
PITALLA 2	Caborca, Son.	82/28038		**Exploración**			0	0
EL TORO	Ures, Son.	82/28897	222584	**Exploración**	23-Jul-04	206.3540	402	0
							0	
							73481	
					Total Proyecto	***11,252.9704***		***73,481***

Titular: Compañía Minera Pitalla, S. A. de C. V.
RFC: MPI 020813 3S5
REPRESENTANTE: Alberto Navarro Mayer
RFC: NAMA 540304 NQ6

Ing. Fco. Javier López Olivas
Asesor Técnico-Legal en Minería

Derechos Minera Pitalla10/01/2005 *Página 1*

SCHEDULE I

Options and Warrants Outstanding in Pediment

Stock Options Outstanding:

Number	Expiry Date	Exercise Price
26,600	September 13, 2006	$2.25

Share Purchase Warrants:

Number	Expiry Date	Exercise Price
617,500	December 16, 2005	$0.35

Convertible Debenture:

Principal Amount: $409,500
Convertible until December 16, 2005 into:

1, 365,000 common shares and 682,500 warrants

Share Purchase Warrants on Debenture Conversion:

Number	Expiry Date	Exercise Price
682,500	December 16, 2006	$0.35

SCHEDULE J

Name and Address of Shareholders Resident in the United States

Melvin A. Herdrick
P.O. Box 1631
Nogales, Arizona 85628

Mark S. Isaacs
601 Telegraph Canyon Road #340
Chula Vista, California 91910

Charles H. Troe
2410 Westridge Road
Los Angeles, California 90049

Matthew Hee
44-150 Nanamoana Street
Kaneohe, Hawaii 96744

Shirley M. Isaacs
P. O. Box 10280
Honolulu, Hawaii 96816

Holly Merrill
P. O. Box 1286
Sun Valley, Idaho 83353

Jaime Fushille
412 Stonebluff Road
El Paso, Texas 79912

Michael Fushille
804 Loring Street #1B
San Diego, California 92109

Robert C. McCord
6220 Burton Street
Romulus, Michigan 48174

Ken Cates
18262 Shore Drive
Kemp, Texas 75143

Daniel Howard
4553 Avenida Privado
Oceanside, California 92057

Frank Fushille
804 Loring Street #1B
San Diego, California 92109

Kenney & Jenny Earle
15190 Willow Road
Lakeside, California 92040

Glenn Castillo
7641 Heatherly Lane
San Diego, California 92130

Robert Newton
19640 Biscayne Bay Drive
Boca Raton, Florida 33498

Nelson W. Martin
6117 Pinehurst Drive
El Paso, Texas 79912

Roldan Chavez
4925 Avila Lane
El Paso, Texas 79922

Dr. & Mrs. Michael Fushille
1009 Broadmoor
El Paso, Texas 79912

SCHEDULE K

Payments required to maintain Properties in Good Standing

Property Taxes:
 US$8000 each 6 months. The next property tax payment is due by July 31, 2005

Annual Proof of Works Obligations:
Reports are required to prove that minimum exploration expenditures have been carried out on the properties. For calendar 2005 the total exploration expenditure required for Pitalla's current properties is approximately US$ 50,000.00. These reports must be filed by May 2006.

All payments required to maintain Properties in Good Standing are subject to change based on currency fluctuations.

SCHEDULE L

**Option Payments required to be made on San Martin and
San Martin Extension Properties**

A final payment of US $50,000 is due under the San Martin Agreement

This agreement is currently in default.

Exhibit 4.3

CONSULTING SERVICES AGREEMENT

MADE effective as of this 1st day of February, 2006

BETWEEN:

        Pediment Exploration Ltd. a corporation having an office at
        #800-850 West Hastings Street
        Vancouver, B.C.
        V6C 1E1

        (herein called the "Company")

AND:

        GARY FREEMAN of #903 –1485 West 6th Avenue, Vancouver, British
        Columbia, V6H 4G1

        (herein called the "Consultant")

WHEREAS the Company wishes to retain the services of the Consultant and the Consultant wishes to provide such on the terms and conditions contained herein;

THEREFORE in consideration of the premises and covenants herein made by each party hereto to the other, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each party, the parties agree as follows:

1.   **Services.** The Consultant shall provide to the Company Vice President management and administrative services and such other services (the "Services") as may be incidental to the foregoing, and as may be otherwise reasonably requested by the President of the Company from time to time.

2.   **Time Obligations.** The Consultant shall devote sufficient time and attention during normal working hours to perform the Services hereunder, and shall use his reasonable best efforts to make himself available at such time or times as may be requested by the Company.

3.   **Reporting.** The Consultant shall report directly to and take instructions from the President of the Company and such other persons as the President may designate from time to time, as required and shall act consistently with the lawful directions and policies of the Board of Directors of the Company in effect from time to time.

4.   **Cash Compensation.** The Company shall pay the Consultant **Cdn$8,000.00** per month plus applicable taxes. Payments shall be made in arrears on the last day of every month. In the event that Services are rendered for a partial month, compensation for that month will be pro-rated in accordance with the number of business days for which Services are rendered divided by the number of business days in that month. Should the duties of the Consultant increase, the cash compensation, subject to Board approval, will be amended accordingly

5.   **Options.** The next time the Company grants a series of options to its directors, officers, employees and consultants, the Company shall grant the Consultant an incentive stock option (the "Option") to acquire **400,000** common shares in the capital of the Company in any one given year

Vector

at an exercise price per common share to be determined in accordance with the Policies of the TSX Venture Exchange, exercisable for a period of **five (5)** years from the date on which the Options are granted. The Options shall be subject to the terms and conditions of the Company's incentive stock option plan, as amended from time to time, including but not limited to provisions with respect to vesting to be determined by the Board of Directors and the termination of the Option. In connection with the following, the Consultant further represents and warrants to the Company that it:

(a)   provides bona fide ongoing consulting, technical, management or other services to the Company, other than services provided in relation to a distribution;

(b)   spends a significant amount of time and attention on the business and affairs of the Company; and

(c)   has a relationship with the Company that enables the individual to be knowledgeable about the business and affairs of the Company.

6.   **Expenses.**   The Company shall be solely responsible for all of the Consultant's customary reasonable overhead directly related to services performed on behalf of the Company, including but not limited to rent, office equipment, office supplies and any employees, consultants, agents and advisors employed by the Consultant. The Company shall further be responsible for all other expenses ("Other Expenses") incurred by him in connection with this Agreement, including but not limited to travel, cellular phone, Stockwatch service, courier and postage expenses in connection with the carrying out of his duties hereunder for the Company

7.   **Term.**   Subject to earlier termination, this Agreement shall have a term (the "Term") commencing on the date hereof and expiring on **January 30, 2007** (the "Expiry Date").

8.   **Termination.**

(a)   The Company and the Consultant understand and agree that the retainer of the Consultant pursuant to this Agreement may be terminated in the following manner in the circumstances as stipulated below:

(i)   by the Consultant, at any time, for any reason, without cause or entitlement to termination fees, upon 30 days written notice to the Company; and

(ii)   by the Company for cause, at any time, in the event of the failure by the Consultant to comply with any of the provisions hereunder, upon the Consultant, in which event the Consultant shall not be entitled to receive any fees, bonus or termination fee for any period after the effective date of the termination; and

(iii)   by the Company, at any time, without cause or reason, by written notice (the "Termination Notice") to the Consultant.

(b)   If the Company terminates this Agreement pursuant to paragraph 8(a)(iii) above the Company shall pay the Consultant all compensation due to him under the terms of this Agreement accruing for the balance of the Term to the date of the Expiry Date within ten (10) business days from the date of the Termination Notice.

9.   **Relationship.** The relationship of the Consultant with the Company in this Agreement is that of independent contractor. No agent, employee or servant of the Consultant is or shall be deemed an employee, agent or servant of the Company. The Consultant is solely and entirely responsible for

the acts of his employees, agents, servants, contractors and sub-contractors in connection with the performance of this Agreement. Benefits provided by the Company to its employees shall not be provided by the Company to the Consultant or to the Consultant's employees, agents or servants. No deductions will be made by the Company for the Consultant's fees in respect of income taxes, Canada Pension Plan contributions, employment insurance premiums and provincial health care premiums or any other benefits or levies, all of which remain as applicable, the sole responsibility of the Contractor. Should the CRA deem the Consultant to be an employee, and the Company be required to pay to the CRA back taxes on behalf of the Consultant the Consultant shall reimburse the Company for such payments and the Company shall be allowed to deduct such payments from any and all amounts owing to the Consultant by the Company or its subsidiaries.

10. **Confidentiality.** The Consultant agrees that all information disclosed to him about the Company and its business which has not been generally disclosed ("Confidential Information"), including but not limited to information relating to the Company's business, assets, properties, products, services, customers, suppliers, technology, processes, know-how, intellectual property and financial affairs, are the sole property of the Company. The Consultant will not, directly or indirectly, disseminate, disclose or otherwise use or assert any right or claim of any nature or kind to any such Confidential Information, or otherwise acquiesce to or otherwise permit any third party from doing any of the foregoing. In the event of any breach, or threatened breach, of the terms of this section 10, the Company shall be entitled to an injunction restraining the Consultant or any other party or parties that have committed or are about to commit such breach without showing or proving any actual damage sustained by the Company.

11. **Indemnity.** The Consultant hereby agrees to indemnify, defend and hold harmless the Company, and its directors, officers, employees, servants and agents, from and against any and all actions, claims, demands, liabilities, losses, judgments and awards, and any costs and expenses thereof or related thereto (including legal fees), arising directly or indirectly, in whole or in part, out of the negligence or any wilful act or omission of the Consultant, his agents, employees, consultants and advisors in connection with the matters contained herein, whether within or beyond the scope of its duties or authorities hereunder. The provisions of this section shall survive termination of this Agreement.

12. **Notice.**

    (a) Each notice, demand or other communication required or permitted to be given under this Agreement shall be in writing and shall be delivered or telecopied to such party at the address for such party specified on the first page hereof. The date of receipt of such notice, demand or other communication shall be the date of delivery thereof if delivered or if telecopied, on the business day following the date of transmission.

    (b) Either party may at any time and from time to time notify the other party in writing of a change or address and the new address to which notice shall be given to it thereafter until further change.

13. **General.**

    (a) This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof. The parties hereto shall do all such acts and further things as may be required to implement the intent of this Agreement.

    (b) This Agreement shall enure to the benefit of and be binding upon the parties hereto and as applicable, their respective heirs, legal personal representatives, successors and permitted assigns.

    (c) This Agreement may not be assigned by either party without the prior written consent of the other party.

(d) No amendment or waiver of any provision hereof shall be effective unless in writing. No waiver of any particular provision will constitute a waiver of any other provision or constitute a continuing waiver unless otherwise expressly provided.

(e) If any provision of this Agreement shall be deemed by a court of competent jurisdiction to be void or unenforceable, the remaining provisions shall remain in full force and effect.

(f) This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein, notwithstanding any conflict of laws rules or principles. Each party irrevocably submits to the exclusive jurisdiction of the courts of British Columbia with respect to any dispute or other matter in respect of this Agreement.

(g) This Agreement may be signed in counterparts and delivered by facsimile or photocopy, and any such counterparts and facsimiles or photocopies shall be deemed to be originals and, when taken together, shall be deemed to constitute one and the same instrument bearing the date set forth above notwithstanding the actual date of execution.

IN WITNESS WHEREOF the parties hereto have executed this instrument as of the day and year first above written.

Pediment Exploration Ltd.



per: _____

Authorized Signatory

Signed by **GARY FREEMAN** in the presence of:)
)
)
)

_____   )

Witness Signature   )
)
)   **GARY FREEMAN**

_____   )

Print Name   )
)

_____   )

Address   )
)

_____   )

Occupation

Exhibit 4.4

CONSULTING AGREEMENT

THIS CONSULTING AGREEMENT (hereinafter referred to as "Agreement") is made an entered into affective as of May 15, 2006, by and between Melvin Herdrick ("Consultant"), and Pediment Exploration Ltd. (The "Company").

RECITALS:

WHEREAS:

A) Consultant has technical knowledge in the areas of geology and mining and provides consulting services regarding the same; and

B) Company is desirous of engaging Consultant to provide such services on the terms and conditions contain herein;

NOW THEREFORE, in consideration of the mutual covenants, representations and warranties contained herein, the parties hereto hereby agree as follows:

1. **Consultant's Services/Authority.** Consultant shall perform the services set forth on schedule 1 to this Agreement (The "Services") for the Company. Consultant shall have authority to execute contracts for or on behalf of the Company or otherwise bind the Company to any legal obligation where authorized by the Company's Chief Executive Officer.

2. **Non-Exclusive Engagement.** The Company acknowledges that the Consultant may render similar services to other companies during the term hereof, but subject to the non-competition provisions.

3. **Term.** This Agreement shall have a term of one year from the effective date hereof. Notwithstanding the foregoing, either party can terminate this Agreement at any time without cause by providing the other party with ninety days prior written notice. Either party can terminate this Agreement upon breach hereof by the other party including matters of "good cause" as contemplated by employment law. Good cause shall include a persistent failure to follow the direction of the CEO or any act of gross negligence or willful misconduct. No termination under this section shall occur unless (except for willful misconduct) the breach or failure has been first communicated to the other party and a reasonable opportunity to cure the breach of failure has been provided.

4. **Consideration; Expenses.** In consideration for the Services to be performed by Consultant pursuant to this Agreement, the Company shall pay the Consultant a consulting fee as follows:

a) Cash. Each month immediately upon execution of this Agreement, th[illegible] Company shall pay the Consultant US $500/day, in immediately available U.S. [illegible]nd then on a monthly basis thereafter throughout the term hereof, based at 20 days [illegible] per month.

b) The Company shall reimburse the Consultant for all travel and other [illegible] expenses authorized by the company and reasonably incurred by the Consultant [illegible] connection with providing the Services under this Agreement. Consultant shall [illegible] invoices for all the expenses incurred in connection with the Services with the C[illegible]y shall pay the amounts due within fifteen (15) days of the receipt of such invoice[illegible]

c) Stock Options. As soon as practicable following execution of this Ag[illegible]t and subjects to TSX acceptance, the Company shall grant to the Consultant an o[illegible]to purchase ______ shares of the Company at a price of $ _____CDN until _____ [illegible] accordance with TSX policies at the time of grant. Such options shall not lapse [illegible] minimum of 90 days after termination of this Agreement.

5. **Independent Contractor Agreement.** It is specifically agreed and und[illegible] that in performing the Services, Consultant is acting as an independent contracto[illegible]not as an exclusive agent or employee of the Company. The Consultant may hold a[illegible] description with the Company such as "Exploration Manager" but Consultant sh[illegible] on account of such be considered to be a permanent senior officer of the Company [illegible]ll only become an officer or insider by separate acknowledgement in writing.

6. **Special Relationship.** The consultant acknowledges that it is in special relationship with the Company and as a consequence, is privy to specific confid[illegible] information about the Company prior to such information being publicly disclo[illegible]he Consultant acknowledges that it will not trade any securities of the Company un[illegible] material information or changes of which it is aware have first been released to [illegible] public, and in the event of termination of this Agreement, the Consultant will k[illegible] confidential any such information until it is publicly disclosed. Notwithstandin[illegible] generality of the foregoing the Consultant will ensure that any trading done by i[illegible]its behalf in the Company's securities is done in compliance with all applicable sec[illegible] laws.

7.   **Limited Non-Competition.** Notwithstanding that the consult has and will continue to have outside business interest in connection with the mineral exploration business, the Consult and the Company has agreed to the following provisions as they relate to corporate opportunities and conflicts of interest:

a) the Consultant shall keep confidential any information supplied to him by the Company in connection with any of the Company's mineral interest existing as of the date hereof, including those contemplated to be directly or indirectly acquired by Compania Minera Pitalla, S.A. de C.V and Compania Pediment de Mexico S.R.L. de C.V. For greater certainty, any properties currently held by the company or forming part contemplated acquisitions are opportunities which belong to the Company absolutely and the Consultant shall not seek to acquire for other interests, mineral property interests within a minimum three kilometer boundary of the outside perimeter of any such prospect properties;

b) where the company directs the Consultant to review a specific mineral opportunity or opportunity developed by the Company, the Consultant shall not compete with the Company by acquiring or endeavoring to acquire any interest in that property or in the immediately vicinity (3 km radius) of such property;

c) other than properties, prospects or opportunities described in (a) and (b) above, the Consultant shall be at liberty from time to time to investigate and acquire mineral claims and interests in his sole discretion without disclosing such investigation, acquisitions or negotiations in furtherance thereof to the Company. The Consultant shall not have a fiduciary obligation to the Company in connection with corporate opportunities which come to the attention of the Consultant except in respect of those which derive exclusively from dealing with the properties described in 7(a) and (b).

8.   **Representation and Warranties of Consultant.** Consultant represents and warrants to the Company, and covenants with Company, as follows:

a) Consultant holds the credential and has the experience set forth in the Consultant's TSX Personal Information Form supplied to the Company. The Consultant has not had any previous securities regulatory penalty, "cease trade" or cease and desist order or similar sanction imposed upon him, nor is the Consultant the subject of any ongoing investigation, inquiry, review, prosecution or like action by any securities regulatory authority (including any commission or stock exhange) in the United States or Canada.

b) Consultant is under no restriction that prevents him from entering into this Agreement and to be bound by the terms thereof and this Agreement does not conflict

Agreement to which Consultant is bound.

c) There are no pending lawsuits, actions, investigations or proceedings of any kind, or current judgments which might, individually or in the aggregate, materially effect Consultant, his financial status or ability to carry on the business contemplated hereunder.

d) The Consultant shall immediately notify the Company upon learning of any fact or the occurrence of any event, which would render any representation hereunder untrue or constitute a violation of any warranty or covenant hereunder.

9. **Representations and Warranties of Company.** Company represents and warrants to the Consultant, and covenants with Consultant, as follows:

a) Company is duly and validly organized and is validly existing and in good standing under the law of the Province of British Columbia and is duly qualified to conduct business in each jurisdiction in which it engages in business.

b) Company has all requisite power and authority, and all necessary authorizations, approvals, licenses and orders required to enter into this Agreement and to be bound by its terms, including, without limitation, the issuance of the options to Consultant. The consummation of such transaction will not result in the breach of any terms, conditions or provisions of, or constitute a default under, any indenture, agreement or other instrument to which it is a party or to which it may be bound.

c) There are no undisclosed pending suits, actions, investigation or proceedings of any kinds, or current judgments which might, individually or in the aggregate, materially affect Company, its financial status or ability to carry on its business plans.

d) All information provided to the Consultant in connection with the Consultant's services under this Agreement, shall be true, complete, and accurate in all material respects and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances existing on the dates such information is provided, not misleading.

e) The Consultant shall immediately notify the Company upon learning of any fact or the occurrence of any event, which would render any representation hereunder untrue or constitute a violation of any warranty or covenant hereunder.

10. **Indemnification.**

a) The Company agrees to indemnify and hold the Consultant harmless, from and against all claims, liabilities, losses, damages, and expenses as incurred (including reasonable legal fees and disbursements of counsel) (collectively "Losses") in connection with his services to the Company hereunder. The foregoing indemnity shall exclude Losses as may arise from the willful misconduct, negligence of or breach of this Agreement by the Consultant.

b) Company and Consultant acknowledge and agree that any obligations

10. **Indemnification.**

a) The Company agrees to indemnify and hold the Consultant harmless, from and against all claims, liabilities, losses, damages, and expenses as incurred (including reasonable legal fees and disbursements of counsel) (collectively "Losses") in connection with his services to the Company hereunder. The foregoing indemnity shall exclude Losses as may arise from the willful misconduct, negligence of or breach of this Agreement by the Consultant.

b) Company and Consultant acknowledge and agree that any obligations hereunder shall be in addition to any rights that the Consultant may have at law or otherwise.

c) The foregoing indemnifications provisions of this Section 10 shall survive the termination of this Agreement.

11. **Severability.** If any provision of this Agreement otherwise is deemed to be invalid or unenforceable or is prohibited by the laws of the state or jurisdiction where it is to be performed, this Agreement shall be considered divisible as to such provision and such provision shall be inoperative in such state or jurisdiction and shall not to be part of the consideration moving from either of the parties to the other. The remaining provisions of this Agreement shall be valid and binding and of like effect as though such provision was not included.

12. **Governing Law.** The parties agree that this Agreement and any dispute, disagreement, or issue of construction or interpretation arising hereunder whether relating to its execution, its validity, the obligations provided herein or performance shall be governed or interpreted according to the laws of the Province of British Columbia without regard to choice of law considerations.

13. **Jurisdiction and Venue.** Any action, suit or proceeding arising out of, under or in connection with this Agreement shall be brought and determined in the appropriate Court of British Columbia. The parties irrevocably and unconditionally submit to the personal jurisdiction of such courts and agree to take any and all future action necessary to submit to the jurisdiction of such courts.

14. **Amendments and Modifications.** This Agreement may not be amended, changed, modified or altered except in writing, signed by both of the parties hereto nor may any rights of either of the parties be waived except in writing signed by both parties.

15.   **Entire Agreement.** This Agreement, including the attached Schedule which is incorporated herein and made a part hereof, constitutes the entire agreement between the parties and shall be deemed to supersede and cancel any other Agreements between the parties relating to the Services to be provided under this Agreement. None of the prior and/or contemporaneous negotiations, preliminary drafts, or prior versions of this Agreement leading up to its execution and not set forth herein shall be construed to or otherwise affect the validity of this Agreement. Each party acknowledges that no representation, inducement or condition not set forth herein has been made or relied upon by either party.

16.   **Counterparts.** This Agreement may be executed in one or more counterparts, each if which shall be deemed an original but all of which together shall constitute one and the same instrument. The execution of this Agreement may be by actual of facsimile signature.

17.   **Benefit.** This Agreement shall be binding upon and inure to the benefit of the parties hereto and their legal representatives, successors and assigns.

18.   **Notices and Addresses.** All notices, offers, acceptance and any other act under this Agreement (except payment) shall be in writing, and shall be sufficiently given if delivered to the addressees in person by Federal Express or similar receipted delivery, by facsimile delivery or, if mailed, postage prepaid, by certified mail, return receipt requested, as follows:

Consultant	Melvin Herdrick 409 Cadeo Street Wilbur, Washington 99185
The Company	Pediment Exploration Ltd. 300-905 West Pender Street Vancouver, BC Canada V6C 1L6

Or to such other address as either of them, by notice to the other may designate from time to time. The transmission confirmation receipt from the sender's facsimile machine shall be evidence of successful facsimile delivery. Time shall be counted to, or from, as the case may be, the delivery in person or by mailing.

19.   **Attorney's Fees.** In the event that there is any controversy or claim arising out of or relating to this Agreement, or to the interpretation, breach or enforcement thereof, shall

Schedule 1

To that certain
Consulting Agreement
By and between

IN WITNESS WHEREOF the parties hereto have set their hand and seals as of the date first above written.

WITNESS: PEDIMENT EXPLORATION LTD.

_____   By: _____

WITNESS: MELVIN HERDRICK

_____   By:

And
Pediment Exploration Ltd.
Dated effective May 15, 2006

SCHEDULE OF SERVICES

Consultant's services shall include:

1.   Acting as exploration manager for the Company's exploration programs.

2.   Receiving and evaluating mineral opportunities sourced by the Company and where specifically agreed to and confirmed in writing by Consultant, sourcing specific properties or areas for mineral interest acquisitions for the Company, at which time such properties and prospects will become subject to non-competition.

3.   Recommending exploration programs for the Company's projects.

IN WITNESS WHEREOF the parties hereto have set their hand and seals as of the date first above written.

WITNESS: PEDIMENT EXPLORATION LTD.

By: _____

WITNESS: MELVIN HERDRICK

Pediment Exploration Ltd.
(the "Company")

- and -

Melvin Herdrick (the "Consultant")

Amendment
dated November 30, 2006

to that
Consulting Agreement
Between the Parties
dated as of May 15, 2006

VECTOR Corporate Finance Lawyers
1040-999 West Hastings Street
Vancouver, B.C. V6C 2W2

THIS AMENDMENT is made as of the 30th day of November, 2006,

B E T W E E N:

> **Pediment Exploration Ltd. .,** a company existing under the laws of British Columbia (the **"Company"**)


OF THE FIRST PART


AND:

> **Melvin Herdrick (the "Consultant")**


OF THE SECOND PART


> **WHEREAS:**

A.   the Parties entered into a Consulting Agreement dated May 15, 2006 (the "Agreement") ;

B.   the Parties now wish to amend the Agreement in the manner set forth herein;

NOW THEREFORE, in consideration of the premises and in further consideration of the mutual covenants herein set forth, the parties hereto agree as follows:

1.   Sections Deleted

Sections 2 and 7 are deleted in their entirety, and replaced by, respectively, the following:

> 2.   Intentionally deleted.

> 7.   Intentionally deleted.

2.   Sections Amended

Section 15 is amended and replaced by the following (additions underlined for clarity):

> 15.   Entire Agreement. This Agreement, including the attached Schedule 1 and Schedule 2 which are incorporated herein and made a part hereof, constitutes the entire agreement between the parties and shall be deemed to supersede and cancel any other Agreements between the parties relating to the Services to be provided under this Agreement. None of the prior and/or contemporaneous negotiations, preliminary drafts, or prior versions of this Agreement leading up to its execution and not set forth herein shall be construed to, or otherwise affect the validity of this Agreement. Each party acknowledges that no representation, inducement or condition not set forth herein has been made or relied upon by either party.

3. Schedule 2 Added

Schedule 2, as set out below is hereby added to the Agreement and is part of the Agreement.

4. Approval of Compensation Committee

The Parties confirm and acknowledge that this amendment and the Agreement are subject to review and the approval of the Compensation Committee of the Company before they are in force or effect.

In all other respects, the terms of the Agreement shall remain unchanged, other than as necessary to give effect to the above.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the 30th day of November, 2006.

Pediment Exploration Ltd.

Per: _____
       Authorized signatory

                                                    c/s

_____
Melvin Herdrick

Schedule 2

Confidentiality and Conflicts of Interest

1. *Confidentiality*

Confidential Information is defined as including all information that is not generally known to the public or that may be of use to competitors, or harmful to the Company or its subsidiaries, partners, optionees, vendors, optionors, suppliers and customers, if disclosed. It also includes information that partners, optionees, vendors, optionors, suppliers and customers have entrusted to us. Examples of Confidential Information include, but are in no way limited to, corporate plans for acquisitions or dispositions, undisclosed mining or technical information, engineering ideas, databases, records, salary information and any unpublished financial data or reports.

Unauthorized use or distribution of this Confidential Information is a violation of Company policy. It may also be illegal and may result in civil and criminal penalties. The Consultant shall keep confidential any Confidential Information supplied or entrusted to him by the Company or acquired or developed by him during the course of his provision of services to the Company except when disclosure is authorized or legally mandated. The obligation to preserve Confidential Information continues even after you leave the Company.

2. *Conflicts of Interest*

A conflict of interest occurs when an individual's private interest interferes, or appears to interfere, in any way with the interests of the Company. A conflict situation can arise when the Consultant takes actions or has interests that may make it difficult to perform his work for the Company objectively and effectively. Conflicts of interest also arise when the Consultant, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company. Loans to, or guarantees of obligations of, such persons are likely to pose conflicts of interest, as are transactions of any kind between the Company and any other organization in which you or any member of your family have an interest.

The Consultant is prohibited from taking for themselves personally opportunities that arise through the use of corporate property, information, Confidential Information or position and from using corporate property, information, Confidential Information, or position for personal gain. The Consultant is also prohibited from competing with the Company directly or indirectly. The Consultant owes a duty to the Company to advance the legitimate interests of the Company when the opportunity to do so arises.

Activities that could give rise to conflicts of interest are prohibited unless specifically approved by the Board of Directors. It is not always easy to determine whether a conflict of interest exists, so any potential conflicts of interests should be reported immediately to your supervisor or the Company's general legal counsel.

For greater certainty, any properties currently held by the Company or forming part of any contemplated acquisitions during the term of the Agreement, are opportunities which belong to the Company absolutely and the Consultant shall not seek to acquire for himself or any other outside interests, mineral property interests. The foregoing restrictions shall apply within the country of Mexico.

3. *Allowed Corporate Opportunites*

Other than all properties, prospects or opportunities in the country of Mexico, the Consultant shall be at liberty from time to time to investigate and acquire mineral claims and interests in his discretion on his own time and without using any assets or Confidential Information of the Company, subject to applicable corporate laws and fiduciary duties, including those related to his position as a director and officer of the Company.

Exhibit 12.1

I, <u>Gary Freeman</u>, Chief Executive Officer, certify that:

1. I have reviewed this Registration Statement on Form 20-FR
   of <u>Pediment Exploration Ltd.;</u>

2. Based on my knowledge, this report does not contain any untrue statement
   of a material fact or omit to state a material fact necessary to make the
   statements made, in light of the circumstances under which such statements
   were made, not misleading with respect to the period covered by this
   Registration Statement;

3. Based on my knowledge, the financial statements, and other financial
   information included in this report, fairly present in all material
   respects the financial condition, results of operations and cash flows
   of the company as of, and for, the periods presented in this report;

4. The Company's other certifying officer(s) and I are responsible for
   establishing and maintaining disclosure controls and procedures
   (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company
   and have:
   (a) Designed such disclosure controls and procedures, or caused such
       disclosure controls and procedures to be designed under our
       supervision, to ensure that material information relating to the
       company, including its consolidated subsidiaries, is made known to us
       by others within those entities, particularly during the period in
       which this report is being prepared;
   (b) Evaluated the effectiveness of the company's disclosure controls and
       procedures and presented in this report our conclusions about the
       effectiveness of the disclosure controls and procedures, as of the end
       of the period covered by this report based on such evaluation; and
   (c) Disclosed in this report any change in the company's internal control
       over financial reporting that occurred during the period covered by the
       Registration Statement that has materially affected, or is reasonably
       likely to materially affect, the company's internal control over
       financial reporting; and

5. The Company's other certifying officer(s) and I have disclosed, based on
   our most recent evaluation of internal control over financial reporting, to
   the company's auditors and the audit committee of the company's board of
   directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or
       operation of internal control over financial reporting which are
       reasonably likely to adversely affect the company's ability to record,
       process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other
       employees who have a significant role in the company's internal control
       over financial reporting.

Date: <u>March 15, 2007</u>

<u>/s/ Gary Freeman</u>
Gary Freeman, President/CEO/CFO/Director

Exhibit 12.2

I, <u>Gary Freeman</u>, Chief Financial Officer, certify that:

1. I have reviewed this Registration Statement on Form 20-FR
   of <u>Pediment Exploration Ltd.;</u>

2. Based on my knowledge, this report does not contain any untrue statement
   of a material fact or omit to state a material fact necessary to make the
   statements made, in light of the circumstances under which such statements
   were made, not misleading with respect to the period covered by this
   Registration Statement;

3. Based on my knowledge, the financial statements, and other financial
   information included in this report, fairly present in all material
   respects the financial condition, results of operations and cash flows
   of the company as of, and for, the periods presented in this report;

4. The Company's other certifying officer(s) and I are responsible for
   establishing and maintaining disclosure controls and procedures
   (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company
   and have:
   (a) Designed such disclosure controls and procedures, or caused such
       disclosure controls and procedures to be designed under our
       supervision, to ensure that material information relating to the
       company, including its consolidated subsidiaries, is made known to us
       by others within those entities, particularly during the period in
       which this report is being prepared;
   (b) Evaluated the effectiveness of the company's disclosure controls and
       procedures and presented in this report our conclusions about the
       effectiveness of the disclosure controls and procedures, as of the end
       of the period covered by this report based on such evaluation; and
   (c) Disclosed in this report any change in the company's internal control
       over financial reporting that occurred during the period covered by the
       Registration Statement that has materially affected, or is reasonably
       likely to materially affect, the company's internal control over
       financial reporting; and

5. The Company's other certifying officer(s) and I have disclosed, based on
   our most recent evaluation of internal control over financial reporting, to
   the company's auditors and the audit committee of the company's board of
   directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or
       operation of internal control over financial reporting which are
       reasonably likely to adversely affect the company's ability to record,
       process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other
       employees who have a significant role in the company's internal control
       over financial reporting.

Date: <u>March 15, 2007</u>

<u>/s/ Gary Freeman</u>
Gary Freeman, President/CEO/CFO/Director

EXHIBIT 13.1

Certification of Chief Executive Officer
Pursuant to 18 U.S.C. Section 1350,
as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Registration Statement of Pediment Exploration Ltd., a company organized under the *British Columbia Corporations Act* (the "Company") on Form 20-FR as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Gary Freeman, Chief Executive Officer and Director of the Company, certifies, pursuant to 18 U.S.C. (S) 1350, as adopted pursuant to (S) 906 of the Sarbanes-Oxley Act of 2002, that:

   (1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

   (2)   The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Gary Freeman
Gary Freeman, President/CEO/CFO/Director

Date: March 15, 2007

EXHIBIT 13.2


Certification of Chief Financial Officer
Pursuant to 18 U.S.C. Section 1350,
as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002


In connection with the Registration Statement of Pediment Exploration Ltd., company organized under the *British Columbia Corporations Act* (the "Company") on Form 20-FR as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Gary Freeman, Chief Financial Officer of the Company, certifies, pursuant to 18 U.S.C. (S) 1350, as adopted pursuant to (S) 906 of the Sarbanes-Oxley Act of 2002, that:

    (1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

    (2)   The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Gary Freeman
Gary Freeman, President/CEO/CFO/Director

Date: March 15, 2007

Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Pediment Exploration Ltd.

We consent to the incorporation in Form 20-F dated on or about February 22, 2007 of Pediment Exploration Ltd. (An Exploration Stage Company) of our auditors' report dated January 23, 2007 on the balance sheets of Pediment Exploration Ltd. as at September 30, 2006 and 2005 and the related statements of operations and deficit and cash flows for each of the years ended September 30, 2006 and 2005.

We also consent to the reference to us as experts in matters of accounting and audit in this Form 20-F.

/s/ Smythe Ratcliffe

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Vancouver, Canada
March 8, 2007

Exhibit 15.2

G. Ross McDonald*
Chartered Accountant

---

*Denotes incorporated professional

1109 Ridgewood Drive
North Vancouver, B.C. V7R 1J2
Tel: (604) 987-9593
Email: grmcd@telus.net

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Pediment Exploration Ltd.

I consent to the incorporation in Form 20-F dated on or about February 22, 2007 of Pediment Exploration Ltd. of my auditor's report dated December 16, 2004 on the statements of operations and deficit and cash flows of Pediment Exploration Ltd. for the year ended September 30, 2004.

I also consent to the reference to me as expert in matters of accounting and audit in this Form 20-F.

"G. Ross McDonald" (signed)

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Vancouver, Canada
February 28, 2007